UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10

FEDERAL HOME LOAN BANK OF SEATTLE

(Exact Name of Registrant as Specified in Its Charter)

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Federally chartered corporation	91-0852005
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1501 Fourth Avenue, Suite 1900, Seattle, WA	98101-1693
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (206) 340-2300

Securities to be registered pursuant to Section 12(g) of the Act:

Class B(1) Common Stock, $100 par value per share

(Title of class)

Class B(2) Common Stock, $100 par value per share

(Title of class)

FEDERAL HOME LOAN BANK OF SEATTLE

This Form 10 includes a number of forward-looking statements that reflect the Federal Home Loan Bank of Seattle’s current views with respect to future events and financial performance. Please see “Item 2. Financial Information—Forward-Looking Statements” on page 32 for further discussion of forward-looking information. In this Form 10, “we,” “our,” “us,” and “Seattle Bank” refer to the Federal Home Loan Bank of Seattle.

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ITEM 1. BUSINESS

Overview

The Federal Home Loan Bank of Seattle, or the Seattle Bank, a federally chartered corporation organized in 1964, is a member-owned cooperative. Our mission is to build financial partnerships that enhance the success of our members and make our communities better places to work and live. We have pursued historically our mission through two business segments: traditional member finance and our Mortgage Purchase Program, or MPP. Through traditional member finance, we provide our financial institution members and other approved non-member borrowers with loans, which we refer to as advances, as well as other products and services. Through our MPP, we purchase mortgage loans from participating members, although we announced in March 2005 that we would be exiting the MPP as described in more detail below. We conduct most of our business with or through our members, and we do not conduct our business directly with the general public. For the quarter ended March 31, 2005, we reported net income of $12.3 million, and at March 31, 2005, we had total assets of $48.1 billion, total deposits of $846.3 million, and retained earnings of $79.3 million. For the year ended December 31, 2004, we reported net income of $82.7 million, and at December 31, 2004, we had total assets of $48.1 billion, total deposits of $1.0 billion, and retained earnings of $75.3 million

We also work with our members and a variety of other entities, including non-profit organizations, to provide affordable housing and community economic development funds through direct subsidy grants and low- or no-interest loans, for individuals and communities in need. We fund these grants and loans through the Affordable Housing Program, or AHP, and a number of other community economic development programs.

The Seattle Bank is one of 12 Federal Home Loan Banks, or FHLBanks, that, along with the Federal Housing Finance Board, or Finance Board, and the Office of Finance, comprise the Federal Home Loan Bank System, or FHLBank System. The FHLBank System was created by Congress under the authority of the Federal Home Loan Bank Act of 1932, as amended, or the FHLBank Act, to ensure the availability of housing funds to expand home ownership throughout the nation. The 12 FHLBanks are government-sponsored enterprises, or GSEs, of the United States of America. Each FHLBank is a separate entity with its own board of directors, management, and employees. The 12 FHLBanks are located throughout the United States, with each FHLBank responsible for a particular district. The Seattle Bank is responsible for the Twelfth District, which includes the states of Alaska, Hawaii, Idaho, Montana, Oregon, Utah, Washington, and Wyoming, as well as the U.S. territories of American Samoa, Guam, and the Northern Mariana Islands.

The primary sources of funding for all of the FHLBanks consist of consolidated obligation bonds and discount notes, which are referred to collectively as consolidated obligations. The Office of Finance, a joint office of the FHLBanks created by the Finance Board, acts as an authorized agent of the FHLBanks, facilitating and executing the issuance of consolidated obligations on behalf of the FHLBanks. The U.S. government does not guarantee, directly or indirectly, the consolidated obligations or other obligations of any of the FHLBanks. Consolidated obligations are the joint and several obligations of the 12 FHLBanks. At March 31, 2005, the aggregate par value of consolidated obligations outstanding for the FHLBank System was $872.7 billion. However, individual banks are primarily liable for an allocated portion of the consolidated obligations in which they participate. At March 31, 2005, the Seattle Bank was the primary obligor on $43.3 billion of net consolidated obligations.

The Seattle Bank’s net income decreased from December 31, 2001 to March 31, 2005. As of March 31, 2005, we had net unrealized market value losses of approximately $300 million, which are not reflected in our March 31, 2005 Statement of Condition and are likely to depress our net income over future periods. Because of these net unrealized market value losses, the ratio of the market value of our equity to the book value of our equity was 86% as of March 31, 2005. We measure the market value of our equity as the present value of the expected net cash flows from all our existing assets and liabilities. Our net unrealized market value losses have increased since March 31, 2005, to approximately $400 million as of May 31, 2005, reducing the ratio of the market value of our equity to the book value of our equity to 81% as of that date. The amount of our net unrealized market value losses involves estimates of the market values of our assets and liabilities, which we discuss in greater depth in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

The decline in our net income from December 31, 2001 to March 31, 2005 resulted from specific strategic decisions and actions we took between 2001 and the end of first quarter 2005. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Trends.” We anticipate a trend of net losses for 2005 and 2006, and potential net income in 2007. The projected net losses will likely result in a reduction in our retained earnings to below $40 million which, under the three-year plan, would trigger submission of 12-month projections to the Office of Supervision. If those projections should show zero retained earnings or a retained deficit in any period, we will provide an analysis that presents, evaluates, and compares available methods, costs and consequences of avoiding or addressing a retained deficit and recommends a contingency plan. Such a contingency plan could focus on increasing earnings through actions such as making alternative investments, offering new products, or further reducing operating costs. A contingency plan could also include reorganization, liquidation, merger, or other alternative courses of action acceptable to the Finance Board at that time. Despite the trend of net losses, as of March 31, 2005, we had over $2.1 billion in total capital, and we expect to remain a solvent institution with capital levels in excess of regulatory minimum capital requirements and a positive retained earnings balance.

In December 2004, we entered into an agreement with the Finance Board, which we refer to as the Finance Board agreement, that imposed certain requirements on us that are intended to strengthen our risk management, capital structure, governance, and capital plan. The Finance Board agreement required us to, among other things, develop a three-year business and capital management plan that is acceptable to the Office of Supervision. On April 5, 2005, we submitted the three-year business and capital management plan to the Office of Supervision, and on May 18, 2005, the Office of Supervision accepted our plan, subject to our adoption of certain dividend and stock repurchase restrictions. We refer to the three-year business and capital management plan accepted by the Finance Board on May 18, 2005 as the three-year plan. The three-year plan focuses on the Seattle Bank’s traditional mission assets—our advances—to support housing and economic development in the communities served by our member institutions. In implementing the three-year plan, we are developing and implementing strategies designed to improve the Seattle Bank’s financial position by decreasing our exposure to interest-rate fluctuations. These strategies include development and implementation of an exit strategy for the MPP, which should lower our overall interest-rate risk profile and reduce our operating cost structure.

The Board of Directors has already begun taking steps toward changing the Seattle Bank’s business model in accordance with the three-year plan, including, among others, refocusing our strategic direction on our advances, beginning our exit from the MPP by no longer entering into new master commitment contracts under the MPP and exploring the feasibility of selling portions of the mortgage loan portfolio, restructuring our finance division to implement more stringent risk management controls and to upgrade our market-risk management processes, and decreasing our staffing on a bank-wide basis.

To lead the Seattle Bank in refocusing our business, the Seattle Bank’s Board of Directors appointed James E. Gilleran as our President and Chief Executive Officer effective June 2005. In addition, the Board of Directors appointed David A. Bley as our Chief Operating Officer effective March 2005 and Steven R. Horton as our Interim Chief Financial Officer effective December 2004. For more information regarding some of these matters, see “Item 1. Business—Regulation—Oversight, Audits, and Examinations—Recent Developments—Finance Board Agreement,” “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—The Finance Board Agreement; The Three-Year Business and Capital Management Plan; and Changes in Our Retained Earnings, Dividend Payment and Stock Repurchase Policies,” and “Item 5. Board of Directors and Executive Officers.”

Membership

The Seattle Bank is a cooperative that is owned by member financial institutions located within our district. All federally insured depository institutions and insurance companies engaged in residential housing finance and community financial institutions located in the Seattle Bank’s district are eligible to apply for membership.

Eligible institutions must purchase capital stock in the Seattle Bank as a condition of membership. Members generally are assigned a minimum credit line at the time they join, based on our evaluation of their financial condition, and are eligible to receive dividends, when and if payable, on their capital stock investment. Members are subject to activity-based capital stock requirements, which may require them to purchase additional stock if the amount of business they do with us increases. All of our outstanding capital stock is owned by our members, except in limited circumstances, for example, for a period after a member is acquired by a non-member.

In February 2005, as part of our refocus on our advances, the Board of Directors approved an amendment to the member capital stock requirements that gives the Board of Directors the ability to allow members to access more advances funding based on their outstanding membership capital stock. This amendment was approved by the Finance Board on June 8, 2005, and the Board of Directors has taken the necessary action to make the amendment effective. For more information relating to membership requirements, obligations, and rights, see “Item 11. Description of Registrant’s Securities to Be Registered.” From time to time, our capacity to make advances to members may be constrained by the capital ratio requirements described in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Resources—Statutory Capital Requirements.”

As of March 31, 2005, the Seattle Bank had 375 members, which represented approximately 50% of the financial institutions in our district eligible for membership. As of that date, we also had one additional stockholder that was a non-member holding capital stock as a result of an acquisition that was awaiting redemption by us. Since 1999, membership has grown from 336, although the composition of our membership has remained essentially the same during that time, with commercial banks and thrifts comprising approximately 77% to 86% and credit unions 14% to 22% of our membership during the last five years. The tables below show the capital stock holdings and the geographic locations of our stockholders, by type, as of March 31, 2005.

Type of Institutions	Number of Institutions	Total Value of Capital Stock Held
		(in thousands)
Commercial banks	250	$908,210
Thrifts	39	1,049,728
Credit unions	82	132,923
Insurance companies	5	9,609

Total	376	$2,100,470

State or Territory	Commercial Banks	Thrifts	Credit Unions	Insurance Companies	Total
Alaska	6	1	5	0	12
American Samoa	1	0	0	0	1
Guam	2	1	1	0	4
Hawaii	5	2	5	0	12
Idaho	13	3	2	1	19
Montana	61	2	7	0	70
Ohio*	1	0	0	0	1
Oregon	31	2	18	1	52
Utah	32	3	12	1	48
Washington	67	22	28	2	119
Wyoming	31	3	4	0	38

Total	250	39	82	5	376

*	Non-member institution holding capital stock as a result of an acquisition, pending redemption.

The value of membership in the Seattle Bank has historically been derived primarily from the following aspects of our business:

•	the relatively low rates at which members can borrow from us, which stems from our ability to raise funds in the financial markets at favorable interest rates, due primarily to the FHLBank System’s “AAA” credit rating;

•	the access we provide to readily available funding for liquidity purposes;

•	the access we provide to grants and below-market rate loans for affordable housing and economic development;

•	the access we historically provided to a competitively priced secondary mortgage market alternative; and

•	the dividends that we have paid to members until recently, which historically have represented a significant portion of our earnings.

To provide value to our members, we leverage our capital stock through the issuance of FHLBank System debt in the form of consolidated obligations. We have used a majority of the proceeds from the sale of our consolidated obligations to provide advances to member and approved non-member borrowers and to purchase mortgage loans under the MPP. We have also used the proceeds from our consolidated obligations to purchase investments in high-quality financial instruments, including consolidated obligations on which other FHLBanks are the primary obligors, with the goal of achieving market-rate returns on our investments. Interest income from our credit products, mortgages, and investments is used to pay our interest expenses, operating expenses, other costs, and dividends to our members.

Business Segments

We have historically offered products and services through two operating segments: traditional member finance and the MPP. Our traditional member finance activities include making advances, providing letters of credit, and accepting deposits, as well as providing securities safekeeping and other fee-based services. Also included in this operating segment are investments in short-term-to-maturity financial instruments that are used for liquidity and long-term-to-maturity financial instruments for generating income on member capital. In addition, the traditional member finance segment includes derivative instruments used as economic hedges to manage our overall interest-rate risk. Through our MPP, we purchase mortgage loans directly from participating members. However, as we refocus our business on our advances, we have ceased entering into new master commitment contracts, are working with our participating members to close out existing MPP relationships, and are exploring the feasibility of selling portions of the mortgage loan portfolio. We have begun our exit from the MPP segment as part of the three-year plan to help us decrease our exposure to interest-rate fluctuations.

Each segment also includes the debt funding and derivative instruments either specifically associated with or allocated to the segment’s assets. These derivative instruments are used as economic hedges to manage our overall interest-rate risk. The traditional member finance segment generated $21.0 million in interest income and $7.2 million in net income for the quarter ended March 31, 2005. The MPP segment generated $14.8 million in interest income and $5.1 million in net income for the quarter ended March 31, 2005. For additional information regarding income and assets, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results” and “Item 13. Financial Statements and Supplementary Data.”

Traditional Member Finance

Advances

We make advances to our member and approved non-member borrowers at competitive rates, with maturities ranging from overnight to 30 years. Advances can be customized to meet a borrower’s special funding needs, using a variety of interest-rate indices, maturities, amortization schedules, and embedded options such as call or put options. Borrowers pledge mortgage loans and other eligible collateral, such as U.S. Treasury or agency securities, to secure these advances. With the exception of our overnight and other very short-term advances, we generally do not make advances of less than $100,000.

As of March 31, 2005, we had 231 member borrowers with outstanding advances totaling $16.4 billion, and three approved non-member borrowers with outstanding advances totaling $71.9 million.

Advances to Members. Advances generally support our members’ mortgage lending activities. In addition, advances made to member community financial institutions may be used for the purpose of providing loans to small businesses, small farms, and small agribusinesses. Community financial institutions are financial institutions that, in 2005, had average assets over the last three years of no more than $567 million.

Advances help our members manage their assets and liabilities and serve as a funding source for a variety of member uses, including mortgage loans that members may be unable or unwilling to sell in the secondary mortgage market. Advances matched to the maturity and prepayment characteristics of mortgage loans can reduce a member’s interest-rate risk associated with holding mortgage loans. Accordingly, advances support important housing markets, including those focused on very low- and moderate-income households. In addition, advances provide members with a low-cost source of liquidity, reducing their need to hold low-yielding liquid assets financed with longer-term, more expensive debt, and provide long-term financing to support our members’ balance sheet management strategies. For example, for members that choose to sell their mortgage loans in the secondary mortgage markets, advances can provide funding for temporary liquidity needs. Advances also provide competitively priced wholesale funding to smaller community lenders that typically do not have access to many of the funding alternatives available to larger financial organizations, such as repurchase agreements, commercial paper, and brokered deposits.

Advances to Non-Members. Under the FHLBank Act, we are permitted to make advances to non-members that are approved under Title II of the National Housing Act, which we sometimes refer to as approved non-member borrowers. These approved non-member borrowers are not subject to all of the provisions of the FHLBank Act that apply to our members. For example, they have no capital stock purchase requirements, although the same regulatory lending requirements generally apply to them as apply to members. An approved non-member borrower must be a government agency or be chartered under federal or state law with rights and powers similar to those of a corporation, and it must lend its own funds as its principal activity in the mortgage lending field. The financial condition of an approved non-member borrower must be such that, in our sole opinion, we can safely make advances to the approved non-member borrower.

Types of Advances. The Seattle Bank offers a variety of advances, including the following:

•	Cash Management Advances. Cash management advances are short-term, variable-rate advances designed to provide immediate and flexible funding to meet borrowers’ daily liquidity needs. A cash management advance is an open-note program, similar to a revolving line of credit or a federal funds line. Outstanding cash management advance balances are automatically renewed unless paid off by the borrower. Borrowers can increase or decrease cash management advance balances daily. Cash management advance rates are based on overnight federal funds rates and are reset daily. There are no minimum dollar amounts for cash management advances.

•	Fixed-Rate Advances. Fixed-rate advances include short-term advances with maturities from seven days to one year and long-term, fixed-rate advances with maturities from one year to 30 years. In both cases, principal is due at maturity. Principal may be prepaid prior to maturity, subject to a prepayment fee. We determine the amount of fees charged for prepayments using the interest rate, amount, and the remaining time to maturity of the prepaid advance, and our cost of funds at the time the advance is prepaid. The calculation of prepayment fees is intended to make us economically indifferent to a borrower’s decision to prepay an advance.

•	Putable Advances. Putable advances have a fixed interest rate and include an option for us to terminate the advance on specific dates throughout the term of the advance following a specified period of time, which we refer to as a lock-out period. In exchange for our option, the borrower pays a lower rate on the advance. Maturities range from one to 10 years, with lock-out periods of three months to five years or longer. At the end of the lock-out period, and on a periodic basis thereafter, we may terminate the advance at our discretion. If we elect to terminate the advance, we offer the member alternative funding at the then-current advance rates.

•	Amortizing Advances. Amortizing advances are fixed-rate, fixed-term advances, where the principal is repaid over the term of the advance, generally on a straight-line basis. Maturities range from two to 30 years. Amortizing advances allow borrowers to reduce the principal level of their advances in tandem with their funded assets, such as mortgage loans.

•	Adjustable Advances. Adjustable advances are adjustable-rate, fixed-term advances with interest rates based on a spread to a specified market interest-rate index, such as the London Interbank Offered Rate, known as LIBOR, or prime. Maturities range from one to five years. Adjustable advances are also subject to prepayment fees. However, because interest rates on adjustable advances track with the financial markets, prepayment fees are generally minimal.

The types of advances outstanding as of March 31, 2005 and the amount of income generated by each advance type for the quarter ended March 31, 2005 are described in the table below.

	As of March 31, 2005		For the Quarter Ended March 31, 2005
Advance Type	Advances Outstanding	Percent of Total Advances Outstanding	Advances Income	Percent of Advances Income
	(dollars in thousands)
Cash management advances	$1,474,543	8.93	$8,187	5.58
Short-term/long-term fixed-rate advances	9,320,939	56.47	74,814	51.03
Putable advances	3,161,557	19.15	42,169	28.76
Amortizing advances	867,168	5.25	10,366	7.07
Adjustable advances	1,680,954	10.18	11,077	7.56

Total par value of advances	16,505,161	100.00	146,613	100.00
Unamortized discount on advances and commitment fees	(4,086)		437
Derivative hedging adjustments	52,254		(18,803)

Total	$16,553,329		$128,247

In addition, the Seattle Bank issues letters of credit that provide members an efficient and low-cost vehicle to secure contractual agreements, enhance credit profiles, improve asset and liability management, and collateralize public deposits. Terms are individually structured to meet member needs. As of March 31, 2005, our outstanding letters of credit totaled approximately $133 million.

Security Interests. We are required under the FHLBank Act to obtain and maintain a security interest in eligible collateral at the time we originate or renew an advance. Eligible collateral for member borrowers includes:

•	whole first mortgage loans on improved residential property or securities representing a whole interest in the mortgage loans;

•	securities issued, insured, or guaranteed by the U.S. government or any of its agencies, such as mortgage-backed securities issued or guaranteed by the Government National Mortgage Association (Ginnie Mae);

•	mortgage-backed securities issued or guaranteed by Federal National Mortgage Association (Fannie Mae) or Federal Home Loan Mortgage Corporation (Freddie Mac), neither of which are guaranteed, directly or indirectly, by the U.S. government;

•	cash or other deposits in the Seattle Bank; and

•	other acceptable real estate-related collateral that has a readily ascertainable value, can be liquidated in due course, and in which we can perfect a security interest.

As additional security for a member borrower’s indebtedness, we have a statutory lien on our member borrowers’ capital stock in the Seattle Bank. Community financial institutions also have the benefit of expanded statutory collateral provisions dealing with small business, small farm, or small agribusiness loans.

Non-member borrowers are subject to more stringent collateral requirements than are member borrowers. For example, collateral generally is limited to whole first mortgage loans on improved residential real estate that are insured by the Federal Housing Administration, or FHA, of the U.S. Department of Housing and Urban Development under Title II of the National Housing Act. Securities that represent a whole interest in the principal and interest payments due on a pool of FHA mortgage loans also are eligible. Collateral for non-member borrowers is maintained in the physical possession of the Seattle Bank.

We do not accept as eligible collateral loans held for sale pending purchase by a secondary market investor, unless the borrower has been specifically approved by the Seattle Bank’s credit committee for participation in an available-for-sale program.

We use three basic categories of collateral control arrangements to secure our interests: blanket pledge, segregation/listing, and physical possession.

Control Category	Physical Delivery (Yes/No)	Summary Description
Blanket Pledge	Loans: No Securities: Yes	Member borrowers are not required to physically deliver loan documents to us. Instead, we monitor estimated collateral levels from regulatory financial reports filed quarterly with the member borrower’s regulator or, for types of collateral not readily ascertainable from the regulatory financial reports, from specific member-prepared schedules provided to us on a periodic basis. All securities collateral must be specifically pledged and delivered to a controlled account at either the Seattle Bank or a third-party custodian approved by us.

Segregation/Listing	Loans: No Securities: Yes	Member borrowers are required to periodically submit a listing of their pledged loan collateral and must be prepared to deliver the collateral to us if requested to do so. All securities collateral must be specifically pledged and delivered to a controlled account at either the Seattle Bank or a third-party custodian approved by us.

Physical Possession	Loans: Yes Securities: Yes	All collateral used in determining borrowing capacity is delivered to us. Securities pledged are delivered to a controlled account at the Seattle Bank.

We determine the appropriate collateral control category based on a risk analysis of the member borrower, using regulatory financial reports and other information. In all cases, any collateral needed to meet minimum requirements must be owned directly by the member borrower and must be identified on the member borrower’s books and records as being pledged to us. Member borrowers must comply with collateral requirements before we fund an advance. Member borrowers are required to maintain eligible collateral, free and clear of pledges, liens, or other encumbrances of third parties, in an amount that covers outstanding indebtedness due to us. Member borrowers must maintain appropriate tracking controls and reports to ensure compliance with this requirement.

The Competitive Equality Banking Act of 1987 affords priority to any security interest granted to us by any of our member borrowers over the claims and rights of any party, including any receiver, conservator, trustee, or similar party having rights as a lien creditor. The only two exceptions to this priority are claims and rights that would be entitled to priority under otherwise applicable law or that are held by actual bona fide purchasers for value or by parties that have actual perfected security interests in the collateral. In addition, our claims are given certain preferences pursuant to the receivership provisions in the Federal Deposit Insurance Act. Most member borrowers grant us a blanket lien covering substantially all of the member borrower’s assets and consent to our filing a financing statement evidencing the blanket lien, which we do as a standard practice.

Based on the security provided by the blanket lien, the financing statement, and the statutory preferences, we do not take control of the collateral, other than securities collateral, pledged by member borrowers under the blanket pledge or segregation/listing categories. We generally will further secure our security interests by taking physical possession (or control) of the supporting collateral if we determine the financial or other condition of a particular member borrower so warrants. In addition, we generally take physical possession of collateral pledged by non-depository institutions (e.g., insurance companies and approved non-member borrowers) to ensure that an advance is as secure as the security interest in collateral pledged by depository institutions.

We charge collateral management and safekeeping fees on all collateral delivered to the Seattle Bank or its custodians.

Borrowing Capacity. Borrowing capacity depends on the type of collateral provided by a borrower, whether a member or a non-member. The table below shows, for each type of collateral, the borrowing capacity as a percentage of the collateral’s value. To determine the value against which we apply these specified discounts, we generally use discounted cash flows for mortgage loans and a third-party pricing source for securities for which there is an established market.

Type of Collateral	Borrowing Capacity
U.S. Treasury and other government agency* securities	95 – 97%
U.S. Treasury and other government agency* debentures and non-agency rated mortgage-backed securities	80 – 87%
Eligible first-lien single or multi-family mortgage loans	80 – 83%
Other eligible collateral and community financial institutions collateral	50 – 60%

*	Includes GSEs such as Fannie Mae, Freddie Mac, and other FHLBanks, as well as other agencies such as Ginnie Mae, the Farm Services Agency, Small Business Administration, Bureau of Indian Affairs, and the United States Department of Agriculture.

Management of Credit Risk. In order to manage the credit risk of our advances, we monitor our member borrowers’ financial condition using quarterly reports submitted by our members to their regulators. We perform quarterly analyses and reviews of member borrowers whose financial performance does not fall within the key performance parameters defined in our credit monitoring system. For example, member borrowers falling within the following performance categories will be analyzed and reviewed:

•	member borrowers that report a net operating loss for the quarter;

•	member borrowers that report a ratio of nonperforming assets to equity and loss reserves in excess of 20%;

•	member borrowers with an average CAMELS score of 3 or worse; or

•	member borrowers with: (1) a quarterly PAMS score of 15 or less on a scale of 50 points, (2) a quarterly PAMS score decline of 10 points or more during the most recent quarter, or (3) a 10-point drop in weighted average PAMS score over two quarters.

The CAMELS rating system generates a regulatory rating of a financial institution’s overall condition, based on on-site examinations of six factors: capital adequacy, asset quality, management quality, earnings, liquidity, and sensitivity to market risk. Each financial institution’s regulator assigns the institution a score on a scale of 1 (best) to 5 (worst) for each of the six factors. Financial institutions with an average rating of 1 or 2 are considered to be high-quality institutions that present few, if any, supervisory concerns. PAMS is an internal scoring system we use to evaluate and classify various credit risks associated with members. We use a number of credit quality ratios, such as non-performing loans to total loans, as well as profitability, capital, and liquidity ratios to determine a member borrower’s score.

Pursuant to federal regulation, member borrowers are required to undergo a periodic review of their eligible collateral. Member borrowers whose outstanding indebtedness exceeds certain thresholds established by the Seattle Bank’s credit committee must complete a verification. Member borrowers are reviewed annually at their fiscal year-end to determine whether they are subject to a review using procedures that test for various elements of collateral eligibility. Member borrowers who pledge marketable securities in a pledged account under the control of the Seattle Bank are not subject to collateral verifications, provided the discounted market value of such securities is sufficient to cover their entire indebtedness.

Financial information on non-member borrowers is generally limited to annual reports, which include fiscal year-end financial data. Non-member borrowers that request recurring borrowing facilities are reviewed on an annual basis. Certifications relating to their status as an eligible non-member borrower, use of proceeds, and eligibility of collateral are required with each advance. Non-member borrowers must also provide current financial statements and meet all eligibility tests prior to consideration of borrowing requests.

Concentration and Pricing of Advances. Our advances balance is concentrated with commercial banks and thrift institutions. As of March 31, 2005, five members held approximately 51% of the par value of our outstanding advances, with one of these members holding approximately 22% of the par value of our outstanding advances. No borrower other than Bank of America Oregon, N.A. held more than 10% of the par value of our total advances outstanding as of March 31, 2005.

Five Largest Advance Borrowers

	As of March 31, 2005		For the Quarter Ended March 31, 2005
Name	Advances at Par Value	Percent of Total Advances	Advances Income	Percent of Total Advances Income
	(dollars in thousands)
Bank of America Oregon, N.A. Portland, OR	$3,580,409	21.63	$27,502	21.44
Sterling Savings Bank Spokane, WA	$1,509,876	9.12	$14,521	11.32
Washington Mutual Bank, F.S.B. Seattle, WA	$1,206,009	7.29	$6,972	5.44
Washington Federal Savings Seattle, WA	$1,200,000	7.25	$15,256	11.90
American Savings Bank, F.S.B. Honolulu, HI	$998,200	6.03	$10,825	8.44

We are not subject to any regulatory or other restrictions on concentrations of advances with particular categories of institutions or with individual borrowers. Nevertheless, we monitor our advance activity and provide a variety of information to our Board of Directors regarding advance balances and activity trends by type of advance, customer, and other relevant measures. As we refocus our business on our advances, we expect that the concentration of advances with our largest borrowers will increase.

There are three primary means of pricing advances:

•	Advance window. All borrowers receive the same pricing, which is posted on the Seattle Bank’s website.

•	Auction funding. Through this alternative, borrowers can generally save five or more basis points on advance rates. Auction funding is available two times per week when the Seattle Bank participates in consolidated obligation discount note issuances from the Office of Finance. Borrowers do not know the interest rate of the advance until the auction is complete.

•	Discretionary pricing. Borrowers can request a lower advance rate and, subject to specific criteria and delegated authority, certain staff members may adjust the pricing levels.

The discretionary pricing option is administered by specified employees within parameters set by our Asset/Liability Committee (consisting of Seattle Bank employees) under authority delegated by the Seattle Bank’s Chief Executive Officer. The Board of Directors oversees this process. Discretionary-priced advances accounted for approximately 24% of advances and window- and auction-priced advances accounted for approximately 61% and 15% of advances, made in the quarter ended March 31, 2005, compared to less than 2%, 73%, and 25% of advances made in 2004. We significantly increased our use of discretionary pricing for advances during the first quarter of 2005, and we expect to continue to do so as we refocus our business on our advances.

The weighted average interest rates of advances are highly dependent upon origination date and time to maturity. Because of the decline in interest rates over the last several years, longer-term, fixed-rate advances that were originated in 2002 and prior years have significantly higher interest rates than those originated during the first quarter of 2005 and in 2004 and 2003, when interest rates were relatively low by historical standards. To the extent that our largest advance borrowers have been inactive in requesting new advances during the first quarter of 2005 and in 2004 and 2003, the weighted average interest rates on their advances will be higher than those of all other borrowers as a group. The table below provides information on the type, weighted average interest rates and terms of advances held by our five largest advance borrowers and all other borrowers as of March 31, 2005.

	Top 5 Borrowers				All Other Borrowers
Advance Type	Advances Outstanding	Weighted Average Percent Interest Rate	Weighted Average Terms (months)	Weighted Average Remaining Terms (months)	Advances Outstanding	Weighted Average Percent Interest Rate	Weighted Average Terms (months)	Weighted Average Remaining Terms (months)
	(dollars in thousands)
Cash management advances	$142,825	2.98	11.93	0.49	$1,331,718	2.98	11.95	5.83
Fixed-rate advances	4,952,168	3.53	23.82	9.49	4,368,771	3.39	38.21	22.10
Putable advances	1,655,000	4.93	107.24	57.91	1,506,557	4.93	92.41	46.42
Amortizing advances	309,001	5.41	177.47	133.68	558,166	4.44	111.03	77.84
Adjustable advances	1,435,500	2.82	53.15	9.49	245,454	3.04	37.45	27.09

Total advances	$8,494,495	3.74	50.42	23.29	$8,010,666	3.66	50.85	29.43

Other Mission-Related Community Development Programs. We provide direct and indirect support for programs designed to make communities better places to work and live. We assist members in meeting their Community Reinvestment Act responsibilities through a variety of specialized funding programs. Through our AHP and the Community Investment Program, members have access to subsidized and other low-cost funding to help them provide affordable rental and home ownership opportunities and take part in commercial and economic development activities that benefit low- and moderate-income neighborhoods. We also provide subsidy grants and loans to members for community and economic development. We administer and fund the programs described below.

•

Affordable Housing Program. Through the AHP, we offer grants and discounted advances to member financial institutions that partner with community sponsors to stimulate affordable rental and home ownership opportunities for low- or moderate-income households, which are defined as households with income below 80% of the area’s median income adjusted for family size. AHP grants can be used to lower the rate on a mortgage loan, reduce the principal balance on a mortgage loan, fund housing rehabilitation and new construction, or cover down payment and closing costs. We fund this program with approximately 10% of our net income each year. Over the last 14 years, the AHP has provided significant resources to members for housing development across the Seattle Bank’s district to assist in the purchase, construction, and rehabilitation of housing for very low-, low-, and moderate-income households. We awarded AHP grants of $17.3 million in 2004, funding 2,373 housing units in 18 states or territories. Since the inception of the program in 1990 through the end of 2004, we have awarded $158.9 million in AHP grants to facilitate development of projects to create 31,345 units of low-income housing.

The Home$tart Program is a subprogram of the AHP that, through our members, helps first-time home buyers with down payment and closing cost requirements by matching financial contributions made by home buyers. We match $3 for every $1 put up by the home buyer, up to $5,000. For home buyers already receiving public housing assistance, we match $2 for every $1 put up by the home buyer, up to $10,000. Of the $17.3 million in AHP awards in 2004, $4.2 million were awarded as part of the Home$tart Program.

•	Community Investment Program/Economic Development Fund. In addition to the AHP, we offer two programs, the Community Investment Program and the Economic Development Fund, through which our members can apply for advances to support affordable housing initiatives or fund economic development. These programs provide advance funding that has interest rates 10 basis points below our regular advance rates, for terms of five to 30 years. Rate locks are also available for periods of up to 24 months. These advances are especially effective when they support housing and commercial development in distressed or rural areas where financial resources are scarce. Our Community Investment Program/Economic Development Fund advances have been used to build affordable homes, fund multi-family rental projects, construct new roads and bridges, create sewage treatment plants, and finance new small businesses. As of March 31, 2005, we had approximately $725 million in advances outstanding under these programs.

•	ACCESS Fund. We set aside $200,000 per year to fund ACCESS, a recoverable loan fund that covers predevelopment costs associated with community-based economic development projects and loan loss reserves of community-based financial intermediaries.

•	Challenge Fund: The Challenge Fund is a revolving fund that provides grants of up to $20,000 to subsidize predevelopment expenses associated with affordable housing projects. When a project moves forward, the grant is repaid. If a project does not move forward, the grant may be forgiven.

Investments

We maintain a portfolio of short- and long-term-to-maturity investments for liquidity purposes and to generate income on member capital. Our liquidity portfolio consists of short-term investments issued by highly rated institutions. These investments generally include overnight and term federal funds, repurchase agreements, interest-bearing certificates of deposit, and commercial paper. We also maintain a longer-term investment portfolio, which includes consolidated obligations of other FHLBanks, securities issued by U.S. government agencies, debentures and mortgage-backed securities that are issued by other GSEs or that carry the highest credit ratings from Moody’s Investors Service, which we refer to as Moody’s, or Standard & Poor’s. The U.S. government does not guarantee, directly or indirectly, the consolidated obligations or other obligations of any of the FHLBanks, or the securities or debt obligations of other GSEs such as Fannie Mae and Freddie Mac. The Seattle Bank does not have any specific policy covering investments in members and their affiliates. As with our investments generally, the Seattle Bank makes investment decisions as to securities of members and their affiliates in accordance with its general investment policies, which reflect the regulatory restrictions and the credit risk management policies described below.

When we refer to mortgage-backed securities in this registration statement, we mean both collateralized mortgage obligations and mortgage-backed pass-through securities. Mortgage-backed pass-through securities are securities issued by Fannie Mae, Freddie Mac, or Ginnie Mae. Collateralized mortgage obligations are mortgage- backed securities where the underlying pools of mortgage loans have been separated into different maturity classes. Collateralized mortgage obligations may be issued by the above GSEs, Ginnie Mae, or private issuers. When we refer to mortgage-based assets, we mean our mortgage-backed securities as defined above, plus our mortgage loans purchased through the MPP.

As of March 31, 2005, our long-term investment portfolio totaled $19.3 billion. The table below provides our investments by type and credit rating as of March 31, 2005.

	Long-Term Rating				Total
As of March 31, 2005	AAA or Government Agency	AA		Unrated
	(dollars in thousands)
Consolidated obligation bonds of other FHLBanks	$8,025,131	$		$	$8,025,131
Other U.S. agency obligations	309,459				309,459
Government-sponsored enterprise obligations (excluding consolidated obligations of other FHLBanks and mortgage-backed securities)*	4,513,250				4,513,250
State or local housing agency investments	10,315		17,710		28,025
Mortgage-backed securities	6,518,758				6,518,758

Total long-term investment securities	$19,376,913		$17,710	$	$19,394,623

Further detail of mortgage-backed securities:
Collateralized mortgage obligations:
Fannie Mae	$1,156,433				$1,156,433
Freddie Mac	1,289,731				1,289,731
Private Issuer	3,857,045				3,857,045

Subtotal	6,303,209				6,303,209
Mortgage-backed pass-through securities:
Fannie Mae	131,852				131,852
Freddie Mac	29,489				29,489
Ginnie Mae	11,421				11,421

Subtotal	172,762				172,762

Home equity loans	42,787				42,787

Total mortgage-backed securities	$6,518,758				$6,518,758

*	These primarily include Fannie Mae and Freddie Mac debentures.

Prohibited Investments. Under federal regulation, we are prohibited from investing in certain types of securities, including:

•	instruments, such as common stock, that represent an ownership in an entity, other than stock in small business investment companies or certain investments targeted to low-income persons or communities;

•	instruments issued by non-U.S. entities, other than those issued by U.S. branches and agency offices of foreign commercial banks;

•	non-investment grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after purchase by the Seattle Bank;

•	whole mortgages or other whole loans, other than:

•	those acquired under the MPP,

•	certain investments targeted to low-income persons or communities,

•	certain marketable direct obligations of state, local, or tribal government units or agencies, having at least the second-highest credit rating from a nationally recognized statistical rating organization, or NRSRO, such as Moody’s or Standard & Poor’s, at the time of purchase,

•	mortgage-based securities or asset-backed securities backed by manufactured housing loans or home equity loans, and

•	certain foreign housing loans authorized under section 12(b) of the FHLBank Act; and

•	non-U.S. dollar denominated securities.

Finance Board regulations further limit our investment in mortgage-backed securities and mortgage-related asset-backed securities (such as those backed by home equity loans or Small Business Administration loans) by requiring that the total book value of such securities owned by us not exceed 300% of our previous month-end capital on the day we purchase the securities. In addition, we are prohibited from purchasing:

•	interest-only or principal-only stripped mortgage-based securities;

•	residual-interest or interest-accrual classes of collateralized mortgage obligations and real estate mortgage investment companies; and

•	fixed-rate or variable-rate mortgage-based securities that, on the trade date, are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest-rate change of 300 basis points.

Additional Restrictions. Money market issuers and obligors must have long-term ratings of at least “A3” by Moody’s or “A-” by Standard & Poor’s and maintain certain capital measurements. Member bank counterparties must have a minimum long-term credit rating of “Baa” by Moody’s or “BBB-” by Standard & Poor’s and meet other capital measurements.

Our investments in direct obligations of U.S. government-sponsored agencies or instrumentalities other than the other FHLBanks are limited to the lower of 100% of our total capital or the issuer’s total capital.

Finally, in accordance with the Finance Board agreement, we are currently prohibited from purchasing consolidated obligations for which another FHLBank is the primary obligor without Finance Board approval. Investments in the consolidated obligations of other FHLBanks were the largest single component of our investment portfolio at March 31, 2005. During 2003 and 2004, we sought to increase our net interest income by expanding our investment portfolio. Because we had reached the regulatory limits for investments in other major types of Fannie Mae and Freddie Mac debt and mortgage-based securities, we expanded our portfolio primarily by purchasing consolidated obligations for which other FHLBanks are the primary obligors. In almost all instances we acquired these consolidated obligations at par on the day of issuance through underwriters in negotiated transactions. These investments were funded in two ways as described below.

In most instances, we purchased consolidated obligations of other FHLBanks with funds generated by the issuance of consolidated obligations for which we were the primary obligor. By issuing debt with differing maturities and payment-term structures from the investments we were purchasing, we attempted to generate a favorable spread over our cost of funding on these investments. For example, we may have purchased a five-year callable bond investment that paid a favorable interest rate due in part to the call premium, and funded the purchase with a combination of six-month and 15-year non-callable, or bullet, debt instruments at an average interest rate for the combined issued debt below the rate on the callable bond investment. Over 85% of the aggregate amount of the consolidated obligations of other FHLBanks that we purchased were callable, but less than 5% of the debt issued to purchase these investments was callable. During 2004, short-term interest rates increased, and as the short-term instruments issued to acquire callable bond investments matured, we replaced them with new debt at higher interest rates, increasing the cost of our overall funding for these investments and reducing the initial favorable spreads.

In addition, of the $9.0 billion in callable debt of other FHLBanks that we purchased between 2003 and 2004, $2.0 billion had been called prior to its maturity date as of March 31, 2005. In contrast, we were unable to call the long-term bullet debt that had been issued to acquire the bond investment that was called, and we continue to carry that debt at rates that, in some cases, are above our current cost for issuing such debt. We are unable to reasonably allocate all the debt issuances that may have been used to fund the purchase of consolidated obligations of other FHLBanks to the purchased debt in order to calculate the actual spreads that resulted from this investment strategy. However, due to the market factors that increased our borrowing cost in replacement of the short-term debt that funded those investments, and the loss of the favorable interest rate on the portion of the callable debt that was actually called, we believe that any favorable spreads we may have generated at the inception of this strategy have been substantially compressed and may have even become negative. Accordingly, this investment strategy has contributed to the approximately $400 million in unrealized market value losses that we have incurred as of May 31, 2005. The amount of our net unrealized market value losses involves estimates of the market values of our assets and liabilities, which we discuss in greater depth in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition.”

During late 2003 and in 2004, we accumulated cash due to the maturity and non-renewal of advances and the prepayment of mortgage-based assets. Because demand for advances decreased during the year and demand for MPP products grew more slowly than we anticipated, we generated more cash than we were able to redeploy into new advances and the purchase of MPP products. As we had reached the limits on our authority to invest in the debt or mortgage-based securities of Fannie Mae and Freddie Mac, we invested in the consolidated obligations of other FHLBanks because there was no limit on such investments and because we believed that they offered an attractive return relative to their credit characteristics.

The following table summarizes the outstanding balance of our consolidated obligations for which other FHLBanks are the primary obligor and the funding source for those purchases, as of March 31, 2005.

Time Period of Purchase	Purchase Amount	Type of Consolidated Obligation	Funding Source
	(in millions)
Q3 2003 – Q3 2004	$4,150	Callable	Bullet consolidated obligation bonds
Q4 2003 – Q3 2004	2,292	Callable	Cash and consolidated obligation discount notes*
Q1 2004	500	Non-callable	Cash and consolidated obligation discount notes*
Q1 2004	250	Callable	Bullet consolidated obligation bonds and discount notes*
Q3 2004	333	Callable	Callable consolidated obligation bonds with longer terms to maturity
Q3 2004	500	Non-callable	Bullet consolidated obligation bonds with different terms to maturity

Total	$8,025

*	Discount notes mature in less than one year.

We believed at the time of each purchase of these consolidated obligations that the purchase complied with applicable Finance Board regulations. However, during October and November 2004, Finance Board staff expressed the view that our purchases of consolidated obligations on which another FHLBank is the primary obligor did not represent an appropriate investment strategy for the Seattle Bank, and in November 2004 they informed us that those purchases represented an apparent violation of a Finance Board regulation. As a result, in November 2004, our Board of Directors prohibited further purchases of any consolidated obligations on which another FHLBank is the primary obligor. Subsequently, the Finance Board agreement also included a prohibition on future purchases of consolidated obligations on which another FHLBank is the primary obligor without Finance Board approval. We believe it is unlikely that the Finance Board would approve further purchases of such consolidated obligations. In March 2005, the Finance Board issued a regulatory interpretation of the Finance Board regulation to make it clear that it prohibits an FHLBank from purchasing any consolidated obligation as part of the consolidated obligation’s initial issuance, either directly from the Office of Finance or indirectly through an underwriter.

The Finance Board agreement does not require us to divest the investments in the consolidated obligations of other FHLBanks that we currently hold. For additional discussion of the Finance Board agreement, see

“Item 1. Business—Regulation—Oversight, Audits, and Examinations—Recent Developments—Finance Board Agreement.”

Management of Credit Risk. We periodically review the financial condition of unsecured investment counterparties to verify that our investments and asset classifications are appropriate from a risk management perspective. For domestic banks and thrifts, this process includes monitoring and analysis of earnings, asset quality, regulatory leverage ratios, stock prices, and credit spread. These institutions are also evaluated with a statistically based default probability model. A securities broker-dealer with whom we transact business must be listed as a Federal Reserve Bank of New York Primary Dealer or as an FHLBank Approved Underwriter, or be an affiliate of a Seattle Bank member with capital in excess of $100 million. The financial performance of other institutions, such as foreign banks or commercial paper counterparties, is monitored using the credit watch lists of Moody’s, Standard & Poor’s and Fitch Investor’s Service, or Fitch, ratings services. In addition, we receive daily information on credit rating actions, watch list status changes, and other pertinent data to ensure that changes in our investment counterparties’ financial condition are monitored in a timely manner.

Interest-Rate Exchange Agreements

Finance Board regulations establish guidelines for use of interest-rate exchange agreements by FHLBanks. These regulations generally enable the FHLBanks to enter into interest-rate exchange agreements only to reduce the market risk exposures inherent in otherwise unhedged assets and funding positions. Accordingly, we can use interest-rate swaps, options to enter into interest-rate swaps (i.e., swaptions), interest-rate cap and floor agreements, futures and forward contracts, and options on futures and forward contracts (collectively, interest-rate exchange agreements) in our interest-rate risk management strategies. Finance Board regulations prohibit trading of or the speculative use of these instruments and limit our ability to incur credit risk through use of these instruments.

We generally enter into interest-rate exchange agreements to manage our exposure to changes in interest rates, and these agreements are an integral component of our risk management activities. Interest-rate exchange agreements provide a flexible and cost-effective means to adjust our risk profile in response to changing market conditions. The majority of our interest-rate exchange agreements are callable or putable swaps that are provided by numerous swap counterparties.

In the traditional member finance segment, we use interest-rate exchange agreements to manage our risk in two ways:

•	As fair value hedges of underlying financial instruments, including advances and consolidated obligations. A fair value hedge is a transaction where, assuming specific criteria identified in accounting principles generally accepted in the United States, or U.S. GAAP, are met, the changes in fair value of a derivative instrument and a corresponding hedged instrument may be recorded to income. For example, we use interest-rate exchange agreements to adjust the interest-rate sensitivity of consolidated obligation discount notes to approximate more closely the interest-rate sensitivity of assets, including advances.

•	To manage risks in a group of assets or liabilities. For example, we purchase interest-rate caps as insurance for our consolidated obligation discount notes to protect against rising interest rates. As short-term interest rates rise, the cost of issuing short-term consolidated obligation discount notes increases. We begin to receive payments from our counterparty when interest rates rise above a pre-defined rate, thereby “capping” the effective cost of issuing the consolidated obligation discount notes.

Our interest-rate exchange agreement counterparties are highly regulated financial institutions or broker-dealers with a credit rating of at least “A” or equivalent from Moody’s or Standard & Poor’s. We also have collateral agreements and bilateral netting arrangements with all of our swap counterparties. In the event the market value exposure of an interest-rate swap exceeds a predetermined amount, based on the counterparty’s credit rating, the counterparty is required to collateralize the excess amount. Similarly, we must post collateral in the event the counterparty is exposed to us in excess of a predetermined amount. Only cash and highly liquid securities are eligible to be used as collateral for interest-rate exchange agreements. We receive daily information on rating actions, watch list status changes, and other pertinent data to help us monitor changes in the financial condition of the counterparties to our interest-rate exchange agreements. In addition, on a quarterly basis, we monitor the credit watch lists of Moody’s, Standard & Poor’s, and Fitch to determine the status of any of our counterparties on these lists.

For more information about the interest-rate exchange agreements and related instruments we use, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Critical Accounting Estimates” and “Item 2. Financial Information—Quantitative and Qualitative Disclosures About Market Risk.”

Deposits

The FHLBank Act allows us to accept deposits from: (1) our members, (2) any institution for which we provide correspondent services, such as financial and safekeeping services, (3) other FHLBanks, and (4) other government instrumentalities. Deposit programs provide some of our funding resources, while giving our members and certain other eligible depositors a low-risk earning asset that helps to satisfy their regulatory liquidity requirements. We offer demand and term deposit programs to our members and to other eligible depositors, such as approved non-member borrowers. Demand deposits comprised 87.4% of our $846.3 million of total deposits as of March 31, 2005.

As of March 31, 2005, and December 31, 2004 and 2003, we were in compliance with the FHLBank Act, which requires us to have an amount equal to our current deposits invested in obligations of the U.S. government, deposits in eligible banks or trust companies, or advances with a maturity not exceeding five years.

Other Traditional Member Finance Services

We offer a number of fee-based services to our members, including security safekeeping services, financial advisory services, and other miscellaneous services. These services do not generate material amounts of income and are primarily performed as ancillary, value-added services to our members.

Sales and Marketing

We market traditional member finance products and services to our members through a direct sales force of relationship managers, who build consultative partnerships with members to improve the profitability of both our members and the Seattle Bank. Our relationship managers meet with assigned members to understand their short- and long-term business needs, and then provide information and make suggestions about the Seattle Bank’s products and tools that can help members attain their business goals. As of March 31, 2005, we had five relationship managers.

Mortgage Purchase Program (MPP)

General

Many of our members originate mortgage loans. However, for a variety of reasons, including liquidity, mortgage servicing, and risk management purposes, our members often sell their mortgage loans into the secondary mortgage market rather than holding them in their portfolios. We designed the MPP in collaboration with certain other FHLBanks to provide participating members with: (1) an alternative to the sale of whole mortgage loans into the traditional secondary mortgage market and (2) an enhanced ability to provide attractive financing to home buyers in their communities. Under the MPP, we purchase loans directly from our members, without the use of any intermediary, such as an intervening trust. The MPP is designed as a risk-sharing arrangement under which we manage the liquidity, interest-rate, and prepayment risk of these mortgage loans, while members retain the primary credit risk. Since the inception of the MPP in 2001, we have generally operated our MPP independently without participation from other FHLBanks, except for certain coordination and limited cost-sharing arrangements relating to software enhancements and upgrades and, when beneficial to the

FHLBanks that offer an MPP, joint negotiation with common vendors, such as master servicing providers and supplemental mortgage insurance companies.

In the three-year plan, we outlined a strategy to exit the MPP. The decision to exit the MPP, which was announced in March 2005, was primarily the result of our need to lower our overall interest-rate risk profile and to reduce our operating cost structure. We have begun our exit from the MPP by no longer entering into new master commitment contracts, working with our participating members to close out existing MPP relationships, and exploring the feasibility of selling portions of the mortgage loan portfolio.

We instituted the MPP in 2001. As of March 31, 2005, our MPP business was concentrated among a small number of participating members as the table below shows. We are not subject to any regulatory or other restrictions on concentrations of MPP business with particular categories of institutions or with individual customers. Nevertheless, we monitor our MPP activity and provide information to our Board of Directors regarding MPP balances and activity trends by customer and other relevant measures. The following table presents our purchases from our three largest MPP participating members through March 31, 2005.

	Through March 31, 2005
Member Name	Par Value of Purchases	Percent of Total Par Value of MPP Purchases
	(in thousands)
Washington Mutual Bank, F.S.B. Seattle, WA	$15,200,050	83.51

Wells Fargo Bank Northwest, N.A. Salt Lake City, UT	1,491,887	8.20

Bank of America Oregon, N.A. Portland, OR	923,209	5.07

Eligible Loans

Through the MPP, we purchase directly from participating members fixed-rate, fully amortizing, government-insured mortgage loans and conventional, one- to four-family residential mortgage loans with principal balances that would make them eligible for purchase by Fannie Mae and Freddie Mac. The government-insured mortgage loans we purchase are insured by the FHA. As of March 31, 2005, our mortgage loan portfolio was composed of government-insured mortgage loans with a par, or face, value totaling $2.1 billion and conventional mortgage loans with a par value totaling $7.9 billion. As of March 31, 2005, the MPP portfolio consisted of 62,600 mortgage loans, which were originated in all 50 states and the District of Columbia. For additional information regarding mortgage loan holdings by state and geographic concentration, see “Item 13. Financial Statements and Supplementary Data—Supplemental Financial Data—Assets—Loan Portfolio Analysis.”

We do not service the mortgage loans we purchase from our participating members. Under the MPP, participating members that sell mortgage loans to us either continue to service these mortgage loans or independently sell the servicing rights to a service provider acceptable to us. If the participating member releases its servicing rights to another service provider on our pre-approved list, the member typically receives a servicing released premium for selling the servicing under the servicing released option.

Additional Segment Products

The Native American Housing Assistance and Self-Determination Act of 1996, or NAHASDA, is designed to provide federal assistance for Native American tribes in a manner that recognizes the right of tribal self-governance. NAHASDA reorganized the system of federal housing assistance to Native Americans by eliminating several separate programs of assistance and replacing them with a single block grant program. To help stimulate housing construction on tribal lands, we have purchased the government-guaranteed portion of the mortgage loans made to tribally designated housing entities that are guaranteed under Title VI of NAHASDA. At March 31, 2005, we held $299,000 of NAHASDA-designated mortgage loans. These NAHASDA-designated mortgage loans are not part of the MPP, but are included in the MPP segment because they are purchased from our members.

MPP Risk Management

Management of Credit Risk. To ensure the retention of credit risk and to cover, at a minimum, the expected losses on the conventional mortgage loans originated or acquired by a member that we purchased under the MPP, we require the member to fund a lender risk account. The lender risk account is funded in one of two ways: (1) by an up-front reduction to the proceeds paid to the member for its mortgage loans; or (2) by an additional modification to the yield on the mortgage loans purchased such that a portion of the amount paid by the member each month is designated for the lender risk account. The lender risk account is used to cover potential mortgage loan losses in excess of the homeowner’s equity in the underlying collateral and any private mortgage insurance for the mortgage loan. This account is established to conform to federal regulation covering acquired member asset programs. These regulations stipulate that a member is responsible for all expected losses on the mortgage loans it sells to an FHLBank. The participating member’s master commitment contract relating to the MPP specifies the funding level required for the member’s lender risk account. In accordance with the applicable contract, either the purchase price for the mortgage loans purchased under a member’s master commitment contract is discounted or the amount paid monthly by the member is increased to fund the lender risk account. If the member’s lender risk account is funded through monthly payments, the member remains obligated under the master commitment contract to pay the monthly amounts that fund the lender risk account whether or not any of the purchased mortgage loans are in default.

We require each member that sells us conventional mortgage loans to provide additional credit enhancements that, combined with the lender risk account, effectively make the purchased mortgage loan portfolio equivalent to an investment that has been highly rated by Moody’s or Fitch. This is accomplished, in part, through the participating member’s purchase of supplemental mortgage insurance. We evaluate the proposed conventional mortgage loans to be purchased (either the specific portfolio or a representative sample) to determine the amount of expected losses from the mortgage loans. The amount funded into the lender risk account by the member is the greater of these expected losses or the minimum required by the supplemental mortgage insurance provider in order to provide supplemental mortgage insurance. As with the funding of the lender risk account, either the purchase price for the mortgage loans purchased under a member’s master commitment contract is discounted or the amount paid monthly by the member is increased to fund the supplemental mortgage insurance. If the lender risk account and the standard supplemental mortgage insurance policy do not combine to provide sufficient loss protection to support the equivalent of an investment-grade rating, the member must purchase additional supplemental mortgage insurance coverage called SMI Plus. This policy provides additional credit enhancement coverage to achieve an equivalent of an investment-grade rating.

The lender risk account funds and any payments made under supplemental mortgage insurance may be used to offset any losses that may occur over the life of the mortgage loans. To the extent that amounts deposited in the lender risk account exceed losses on the purchased mortgage loans, we return the remaining lender risk account funds to the participating member in accordance with the release schedule in the participating member’s master commitment contract. The aggregate amount of the lender risk accounts, which we record as “other liabilities” on our Statements of Condition, totaled $13.6 million as of March 31, 2005. No lender risk account or other enhanced credit feature is required on U.S. government-insured mortgage loans that we purchase from our participating members.

As a result of the credit enhancements described above, we and our participating members share the credit risk of the mortgage loans sold to us under the MPP. The participating member assumes a first loss obligation equivalent to a minimum of the expected losses through its lender risk account, and we assume credit losses in excess of primary mortgage insurance coverage, the participating member’s lender risk account, and supplemental mortgage insurance coverage. Under the credit enhancement structure, the value of a foreclosed property must fall below 50% of the outstanding mortgage loan balance to result in a loss to us. The table below sets out the credit risk structure described above.

To date, all supplemental mortgage insurance has been underwritten by one mortgage insurance company. This company has the following claims-paying ability ratings: Standard & Poor’s, “AA”; Moody’s, “Aa2”; Fitch, “AA+.” We monitor the claims-paying ability ratings of this insurance company as part of our overall credit rating monitoring processes. We have approved other mortgage insurance companies to supply supplemental mortgage insurance, but do not expect to utilize those companies because of our planned exit from the MPP.

Management of Interest-Rate and Prepayment Risk. The market value of the fixed-rate mortgage loans that we purchase changes as interest rates change. Typically, as interest rates fall, the value of a mortgage loan appreciates. Alternatively, when interest rates rise, the market value of a mortgage loan depreciates. In addition, because borrowers can prepay the loans with no penalty, mortgage loans have inherent prepayment risk. Borrowers may prepay their mortgage loans for a variety of reasons, including refinancing their mortgage loans at a lower rate or sale of their homes. As a result of a borrower’s option to repay a mortgage loan at any time, the term of our investment in a mortgage loan is less predictable. We estimate the propensity of borrowers to prepay their mortgage loans using a third-party vendor prepayment model. The model estimates, using a variety of market variables, the expected cash flows of the mortgage loans under various interest-rate environments.

Our primary method of managing interest-rate risk for our MPP portfolio is to finance the mortgage loans with fixed-rate consolidated obligation debt of varying terms and maturities to simulate the expected cash flows of the underlying mortgage loans. The market value of the fixed-rate debt typically appreciates when rates rise, moving in the opposite direction of the mortgage loans, which generally depreciate under a rising rate environment. Likewise, the fixed-rate debt typically depreciates when rates fall, whereas the mortgage loans appreciate in such an environment.

We manage prepayment risk by financing the mortgage loans with callable debt where we have the option to call or repay the debt prior to the stated maturity date with no penalty. We generally repay or refinance the callable debt when interest rates fall, mirroring the prepayment option held by the borrower. Likewise, the callable debt may be extended to its maturity date when interest rates rise.

We also enter into interest-rate exchange agreements, such as interest-rate caps, floors, and swaptions, to further limit the interest-rate and prepayment risk inherent in mortgage loans. When interest rates are volatile, the prepayment option in a mortgage loan is less predictable and therefore the value of a mortgage loan depreciates. We offset this volatility risk by purchasing options in interest-rate exchange agreements. Interest-rate caps and payer swaptions appreciate in value as interest rates rise and as interest-rate volatility increases, offsetting the decrease in market value of the mortgage loans. Interest-rate floors and receiver swaptions appreciate in value as rates fall and as interest-rate volatility increases, offsetting the prepayment risk of the mortgage loans, which increases when rates fall.

We manage and measure the interest-rate and prepayment risk exposures of the mortgage loans and the associated debt and other financial obligations, on an overall balance sheet basis with all other assets, liabilities, and other financial obligations. We use a variety of risk measurement methods and techniques, including calculation of the effective duration of equity, convexity of equity, key-rate duration, market value of equity sensitivity, income simulations, and simulation of value at risk. Each of these methods provides different analytical information that we use to effectively manage our interest-rate risks. We take rebalancing actions based on a number of factors that include these measurement methods. For further discussion, see “Item 2. Financial Information—Quantitative and Qualitative Disclosures About Market Risk.”

Although we utilized the methods described above to manage both the interest-rate risk and the prepayment risk on the mortgage loans we purchased under the MPP, we were only partially successful in managing these risks. As we describe in more detail under “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Trends,” we did not successfully anticipate either the interest-rate volatility or the rapid rate of prepayments that we experienced in 2004 and 2003. The fact that the MPP exposed us to these risks accounted in part for the decline in our earnings in 2004 and contributed to our development of a strategy to exit the MPP.

Debt Financing

Federal regulation governs the issuance of debt on behalf of the Seattle Bank and the other FHLBanks and authorizes the FHLBanks to issue debt through the Office of Finance. FHLBanks are not permitted to issue individual debt without Finance Board approval.

Consolidated Obligations

Our primary source of funds is the issuance of consolidated obligations by the Office of Finance on behalf of the FHLBanks. The Office of Finance issues two primary types of consolidated obligations: (1) consolidated obligation bonds with maturities of one to 30 years and (2) consolidated discount notes with maturities up to 360 days. Consolidated obligations are the joint and several obligations of all of the FHLBanks, backed by the financial resources of each of the 12 FHLBanks. However, individual FHLBanks are primarily responsible for an allocated portion of the consolidated obligations in which they participate. Consolidated obligation amounts for which we are primarily liable are recorded as liabilities on our Statements of Condition. Consolidated obligations are not obligations of the United States, and the U.S. government does not guarantee them, directly or indirectly.

Consolidated obligations for which we are the primary obligor outstanding as of March 31, 2005 and December 31, 2004 and 2003, are shown in the table below.

	As of March 31,	As of December 31,
Title of Securities	2005	2004	2003
	(in thousands)
Consolidated obligations:
Bonds	$39,559,158	$41,304,739	$39,909,274
Discount notes	3,736,059	2,801,458	6,609,074

Total	$43,295,217	$44,106,197	$46,518,348

Federal regulation requires each FHLBank to maintain the following types of assets, free from any lien or pledge, in an amount at least equal to its consolidated obligations outstanding:

•	cash;

•	obligations of, or fully guaranteed by, the United States;

•	secured loans;

•	mortgage loans that have any guaranty, insurance, or commitment from the United States or any U.S. agency;

•	investments described in Section 16(a) of the FHLBank Act, which, among other items, include securities that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located; and

•	other securities that are rated “AAA” or equivalent by an NRSRO.

The following table presents our compliance with this requirement as of March 31, 2005 and December 31, 2004 and 2003.

	As of March 31,	As of December 31,
	2005	2004	2003
	(in thousands)
Outstanding debt	$43,295,217	$44,106,197	$46,518,348
Aggregate qualifying assets	48,038,882	48,032,375	51,097,833

Our earnings have always been sufficient to cover our fixed charges, which consist primarily of the interest we pay on the consolidated obligations for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the quarter ended March 31, 2005 and the five years ended December 31, 2004.

Computation of Earnings to Fixed Charges

	For Three Months Ended March 31, 2005	For Years Ended December 31,
	2005	2004	2003	2002	2001	2000
	(dollars in thousands)
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$16,724	$112,591	$195,686	$200,187	$245,674	$189,765
Fixed charges	414,355	1,518,087	1,365,595	1,421,910	1,989,325	2,558,413

Earnings available for fixed charges	$431,079	$1,630,678	$1,561,281	$1,622,097	$2,234,999	$2,748,178

Fixed charges:
Interest expense on consolidated obligations	$403,843	$1,502,956	$1,346,725	$1,390,605	$1,925,378	$2,491,614
Interest expense on deposits and other borrowings	10,261	14,367	18,408	30,848	63,547	66,427
Interest portion of rental expense	225	764	462	457	400	372

Fixed charges	$414,329	$1,518,087	$1,365,595	$1,421,910	$1,989,325	$2,558,413
Ratio of earnings to fixed charges	1.04	1.07	1.14	1.14	1.12	1.07

Office of Finance

As set forth by federal regulation, the Office of Finance, a joint office of the FHLBanks created by the Finance Board, has responsibility for facilitating and approving the issuance of consolidated obligations on behalf of and as agent for the FHLBanks. The Office of Finance also:

•	services all outstanding consolidated obligations;

•	serves as a source of information for FHLBanks on capital market developments;

•	markets the FHLBank System’s debt on behalf of the FHLBanks;

•	selects and evaluates underwriters;

•	prepares annual and quarterly reports of the FHLBanks’ combined financial results;

•	administers the Resolution Funding Corporation, or REFCORP, and the Financing Corporation, the entity that services REFCORP’s debt instruments; and

•	manages the FHLBanks’ relationships with the rating agencies with regard to consolidated obligations.

Types of Consolidated Obligations

Consolidated Obligation Bonds

We have used and continue to use the proceeds from our allocated portion of consolidated obligation bonds primarily to provide advances to members and to fund the MPP and our investment portfolio. Typically, the maturities of these bonds range from one to 30 years, although the maturities are not subject to any statutory or regulatory limits. The bonds can have fixed or adjustable interest rates and can be callable or non-callable.

Consolidated obligation bonds are issued in a variety of ways. Bonds may be competitively auctioned through a dealer network. These bonds are either fixed-rate non-callable or fixed-rate continuously callable (American-style). Bonds can also be negotiated individually, using the services of one or more underwriters. Typically, negotiated bonds are European-style or Bermudan-style callable (one-time or periodic calls, respectively) or structured bonds that may be issued simultaneously with an interest-rate exchange agreement. In the event that a consolidated obligation is swapped, the interest-rate exchange agreement is the sole responsibility of the specific FHLBank and is not a joint and several obligation of the FHLBank System. Structured bonds include bonds with customized features such as coupons that step up, or increase, in the future or bonds whose principal payment is indexed to the principal payment of a specified mortgage-backed security. Bonds may also be negotiated directly with certain investors. In addition, the FHLBank System has a global debt program whereby bonds are issued through a syndicated group of dealers, or a single dealer, to domestic and international investors.

The majority of our consolidated obligation bonds are fixed-rate, non-callable bonds. Typically, these bonds are sold via the daily auction process. At times, rather than auctioning new debt on which we are primarily liable, we may negotiate with another FHLBank to transfer existing debt to us. We may do so when the yields on the transferred debt are more favorable than we can obtain through the daily auction process, or when we require additional funding after our access to the daily auction process has closed. In such instances, we negotiate a transfer price directly with the transferring FHLBank. At settlement, we assume the payment obligations on the transferred debt and receive a cash payment equal to the net settlement value of par, discount or premium, and accrued interest, and notify the Office of Finance of a change in primary obligor for the transferred debt. Consolidated obligation bond transfers from other FHLBanks totaled $0, $362.0 million, and $981.0 million of par value, with $0, $424,400, and $31.5 million of associated bond discount for the quarter ended March 31, 2005 and the years ended December 31, 2004 and 2003. In general, we acquired the transferred debt at spreads between zero and seven basis points below the costs we would have incurred to have new debt issued on our behalf at the time of the debt transfer transaction. We believe that the transfer price paid by the transferring FHLBank takes into account its related costs, including any hedge termination fees that it may incur. We do not receive any additional amounts relating to hedge termination fees. In addition, it has not been our practice to assume any associated interest-rate exchange agreements in conjunction with our consolidated obligation bond transfers.

Fixed-rate, non-callable bonds are used to hedge our fixed-rate assets, such as advances, MPP, and investments. We also participate in callable debt that is simultaneously swapped to LIBOR, resulting in low cost financing to support advances. For swapped debt, we negotiate directly with one or more underwriters and swap counterparties and present the debt to the Office of Finance for their approval and issuance. Due to the increase in our mortgage-based assets, we increased our reliance on unswapped callable debt. This type of debt is used to hedge the prepayment risk embedded in mortgage-based assets.

Consolidated Obligation Discount Notes

We generally use the proceeds of our allocated portion of consolidated discount notes to provide short-term funds for loans to members for fluctuations in savings flows and mortgage lending, short-term investments, and other funding needs. These securities are sold at a discount and mature at par, with maturities up to 360 days.

Discount notes can be issued in three ways:

•	through bi-weekly competitive auctions of one-, two-, three-, and six-month terms administered by the Office of Finance, where any FHLBank can request an amount to be issued and the price is determined by the market;

•	through the Office of Finance’s window program, where any FHLBank can offer a specified amount of discount notes at a maximum rate and a specified term of up to 360 days through a 16-member consolidated discount note selling group of broker-dealers; and

•	through reverse inquiry, where a dealer requests a specified amount of discount notes be issued for a specific date and price. In the case of reverse inquiries, the Office of Finance discloses these inquiries to the FHLBanks, which may or may not choose to issue the discount notes with the requested terms.

Liability of Consolidated Obligations

The consolidated obligations for which we are the primary obligor represented the following percentages of the aggregate par value of outstanding consolidated obligations for the FHLBank System as of the dates indicated below.

	As of March 31,	As of December 31,
	2005	2004	2003
	(dollars in millions)
Aggregate par value of FHLBank System consolidated obligation bonds	$728,703	$700,965	$595,608
Par value of consolidated obligation bonds for which the Seattle Bank was the primary obligor	$39,729	$41,401	$39,911
Percent of consolidated obligation bonds for which the Seattle Bank was the primary obligor	5.45%	5.91%	6.70%

Aggregate par value of FHLBank System consolidated obligation discount notes	$144,006	$168,277	$163,920
Par value of consolidated obligation discount notes for which the Seattle Bank was the primary obligor	$3,746	$2,808	$6,614
Percent of consolidated obligation discount notes for which the Seattle Bank was the primary obligor	2.60%	1.67%	4.03%

Although we are primarily liable for the allocated portion of consolidated obligations issued on our behalf, we also are jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all of the consolidated obligations of the FHLBank System. The Finance Board, at its discretion, may require any FHLBank to make the principal or interest payments due on any FHLBank’s consolidated obligation. To the extent that an FHLBank makes any payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank is entitled to reimbursement from the other FHLBank. However, if the Finance Board determines that a FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine. No FHLBank has ever defaulted on a consolidated obligation, and the joint and several requirements have never been invoked.

Recent Rating Agency Actions

Standard & Poor’s rating agency lowered the Seattle Bank’s long-term rating from “AAA” to “AA+” in mid-December 2004, citing concerns about the Finance Board agreement, our lower profitability, and the impact of growing mortgage-based asset portfolios on our risk profile, as mortgage-based assets carry a higher risk compared to traditional assets. This rating was reaffirmed in April 2005; however, at the same time, Standard & Poor’s changed our rating outlook from stable to negative, citing our lower profitability as a key reason for the outlook adjustment. In mid-April 2005, Moody’s reaffirmed the Seattle Bank’s rating of “Aaa” and issued a stable outlook.

Individual FHLBank ratings do not necessarily impact the credit rating of the consolidated obligations issued on behalf of the FHLBanks. Currently, Moody’s rates the FHLBank System’s consolidated obligations “Aaa/P-1,” and Standard & Poor’s rates them “AAA/A-1+.”

Rating agencies may, from time to time, change a rating because of various factors, including operating results or actions taken, business developments, or changes in their opinion regarding, among other things, the general outlook for a particular industry or the economy. We cannot provide assurance that Standard & Poor’s, Moody’s or other rating agencies will not reduce our ratings or those of the FHLBank System or any other FHLBank in the future.

Regulation

General

We are supervised and regulated by the Finance Board, which is an independent agency in the executive branch of the U.S. government. We are subject to the FHLBank Act and the rules and regulations promulgated under that Act and issued by the Finance Board.

Oversight, Audits, and Examinations

Oversight

The Finance Board, the FHLBanks’ supervisor and regulator, is charged with ensuring that we carry out our housing and community development finance mission and remain adequately capitalized, and are able to raise funds in the financial markets and to operate in a safe and sound manner. The Finance Board has five members. Four Finance Board members are appointed by the President of the United States, with the advice and consent of the U.S. Senate, to serve seven-year terms. The fifth member of the Finance Board is the Secretary of the Department of Housing and Urban Development, or the Secretary’s designee. The Finance Board is supported by assessments paid by the 12 FHLBanks. No tax revenues or other appropriations support operations of the Finance Board or the FHLBanks.

In carrying out its responsibilities, the Finance Board establishes rules and regulations governing the operations of FHLBanks. To assess our safety and soundness, the Finance Board conducts on-site examinations, at least annually, as well as periodic off-site reviews. Additionally, we are required to submit monthly information on our financial condition and results of operations to the Finance Board.

Audits and Examinations

As required by federal regulation, we have an internal audit department and an audit committee of our Board of Directors. An independent registered public accounting firm registered with the Public Company Accounting Oversight Board, or the PCAOB, audits our annual financial statements. Our independent registered public accounting firm must adhere to PCAOB and Government Auditing Standards, as issued by the U.S. Comptroller General, when conducting our audits. Our Board of Directors, our senior management, and the Finance Board all receive these audit reports. In addition, we must submit annual management reports to Congress, the President of the United States, the Office of Management and Budget, and the Comptroller General. These reports contain a statement of financial condition, a statement of operations, a statement of cash flows, a statement of internal accounting and administrative control systems, and the report of the independent registered public accountants on the financial statements.

The Comptroller General has authority under the FHLBank Act to audit or examine the Finance Board and any FHLBank, and to decide the extent to which these entities fairly and effectively fulfill their purposes under the FHLBank Act. Furthermore, the Government Corporations Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent public accounting firm. If the Comptroller General conducts such a review, then it must report the results and provide recommendations to Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General also may conduct an audit of any financial statements of an FHLBank.

Recent Developments

Finance Board Agreement. On December 10, 2004, under the oversight of a special committee of our Board of Directors and with our Board’s approval, we entered into an agreement with the Finance Board that imposed certain requirements on us that are intended to strengthen our risk management, capital structure, governance, and capital plan. Our Board of Directors is responsible for monitoring and coordinating our compliance with the terms of the Finance Board agreement. The Finance Board agreement required us to:

•	develop an action plan, which must be acceptable to the Office of Supervision, to address findings presented by the Finance Board during its 2004 annual examination of the Seattle Bank;

•	submit to the Office of Supervision monthly reports on our progress in addressing the requirements of the action plan;

•	develop a three-year business and capital management plan that is acceptable to the Office of Supervision and that, among other things:

•	does not increase the market, credit, or operational risk profiles of the Seattle Bank,

•	specifies a minimum regulatory capital-to-assets ratio that is consistent with the business strategy presented in the three-year business and capital management plan, and

•	establishes appropriate capital stock, retained earnings, and dividend policies;

•	engage a consultant to conduct an independent review of the Seattle Bank’s senior management and the Board of Directors’ oversight and respond to any recommendations of the independent consultant; and

•	engage a consultant to conduct an independent review of our risk management policies, procedures, and practices and respond to any recommendations of the independent consultant.

In addition, the Finance Board agreement:

•	provides that, during the term of the agreement, the Office of Supervision may reject our hiring of any senior management candidate;

•	prohibits us from increasing our mortgage loan assets held for portfolio (i.e., purchased from our members through the MPP) by an amount in excess of 10% of the net book value of such assets at November 18, 2004, which was $10.6 billion, unless the Office of Supervision agrees otherwise; and

•	prohibits us from acquiring any additional consolidated obligations for which another FHLBank is the primary obligor without Finance Board approval.

Since entering into the Finance Board agreement, we have been working extensively on complying with the requirements set forth in the agreement.

On April 5, 2005, we submitted our three-year business and capital management plan to the Finance Board, and on May 18, 2005, the Finance Board accepted the three-year plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board conditions, our Board of Directors adopted policies on May 18, 2005: (i) suspending indefinitely the declaration or payment of any dividends and providing that any future dividend declaration or payment generally may be made only after prior approval of the Director of the Office of Supervision of the Finance Board, referred to as the OS Director, and (ii) suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. These policies will be in effect until formally revoked by our Board of Directors following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B(2) stock or otherwise repurchase capital stock for the foreseeable future. Our Board of Directors will not be seeking a waiver to declare dividends for the second quarter of 2005 or for the foreseeable future. See “Item 11. Description of Registrant’s Securities to Be Registered—Capital Rules—Stock Redemptions.”

In addition to the dividend and stock repurchase restrictions described above, the three-year plan includes the following key elements:

•	changing the Seattle Bank’s business model from a mortgage focus to an advances focus;

•	expanding the use of discretionary pricing to increase advance volumes;

•	amending the capital plan to permit the use of membership stock to support advances;

•	substantially reducing the Seattle Bank’s interest-rate risk exposure by discontinuing the MPP, and developing alternatives for managing the mortgage loan portfolio going forward;

•	implementing an active hedging program to reduce the interest-rate risk inherent in our assets and liabilities;

•	significantly increasing the Seattle Bank’s focus on market risk measurement, monitoring and management;

•	specifying that the Seattle Bank will provide 12-month projections to the Finance Board if retained earnings should drop below $40 million and, if the projections should show zero retained earnings or a retained deficit in any period, provide the Finance Board with a contingency plan for avoiding or addressing the retained deficit;

•	requiring a minimum equity-to-assets ratio of 4.25% until MPP asset balances have been reduced and the transition to an advances-focused bank has been completed, at which time the minimum equity-to-assets ratio will be reset to 4.15%;

•	setting a long-term retained earnings target based on the Seattle Bank’s current retained earnings policy and practices; and

•	proposing the potential future issuance of Class A stock.

The Board of Directors has already begun taking concrete steps toward changing our business model in accordance with the three-year plan, including, among others, changing our senior management, refocusing our strategic direction on our advances, beginning our exit from the MPP by no longer entering into new master commitment contracts under the MPP, restructuring our finance division to implement more stringent risk management controls and to upgrade our market-risk management processes, and decreasing our staffing on a bank-wide basis.

The Finance Board agreement, the three-year plan, and the implementation of the three-year plan and related policies, including the actions already taken, are intended to have a positive effect on our earnings, retained earnings, and capital in the long term. We anticipate a trend of net losses for 2005 and 2006, and potential net income in 2007. The projected net losses will likely result in a reduction in our retained earnings to below $40 million which, under the three-year plan discussed below, would trigger submission of 12-month projections to the Office of Supervision. If those projections should show zero retained earnings or a retained deficit in any period, we will provide an analysis that presents, evaluates and compares available methods, costs and consequences of avoiding or addressing a retained deficit and recommends a contingency plan. Such a contingency plan could focus on increasing earnings through actions such as making alternative investments, offering new products, or further reducing operating costs. A contingency plan could also include reorganization, liquidation, merger, or other alternative courses of action acceptable to the Finance Board at that time. Despite the trend of net losses, as of March 31, 2005, we had over $2.1 billion in total capital, and expect to remain a solvent institution with capital levels in excess of regulatory minimum capital requirements and a positive retained earnings balance.

Retained Earnings and Dividends Policies. In September 2004, the Seattle Bank’s Board of Directors adopted a revised retained earnings policy and increased its target level of retained earnings following guidance from the Finance Board. Under this revised retained earnings policy, we plan to increase the target level of retained earnings over the next three years based on a periodic review of the target level. In May 2005, this target level was reset at $126.0 million.

The three-year plan provides that during the period the Seattle Bank transitions to an advances-focused bank, building the Seattle Bank’s retained earnings will have priority over the payment of dividends. In addition to the Board policy requiring us to obtain approval from the OS Director prior to the payment of any dividends, the three-year plan provides that in no event will dividends paid exceed 50% of then current period earnings. We do not expect to pay any dividends for the foreseeable future.

Capital Requirements

For details regarding our capital requirements, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Resources” and “Item 11. Description of Registrant’s Securities to Be Registered.”

Liquidity Requirements

We are required to maintain liquidity in accordance with federal law and regulations and policies established by our Board of Directors. These regulations establish two liquidity requirements: a deposit liquidity requirement and a contingency liquidity requirement.

Statutory Deposit Reserve Requirement. The FHLBank Act requires us to hold (1) investments in obligations of the U.S. government and its agencies, (2) deposits in eligible banks or trust companies, or (3) advances with a maturity not exceeding five years, the sum of which must equal or exceed the amount of our current deposits. The following table shows the minimum amounts required to be held, which we refer to as member demand deposits, under this requirement and the amounts we actually maintained, which we refer to as deposit reserves, as of March 31, 2005 and December 31, 2004 and 2003.

	As of March 31,	As of December 31,
	2005	2004	2003
	(in thousands)
Deposit reserves	$14,142,996	$12,199,114	$16,631,645
Member demand deposits	846,350	1,007,762	1,296,638

Contingency Liquidity Requirements. Contingency liquidity requirements are intended to ensure that we have sufficient sources of funding to meet our operations requirements when our access to consolidated obligations is impeded for a maximum of five business days. We calculate our net contingency liquidity position as the difference between contingency liquidity sources and contingency liquidity needs. Contingency liquidity sources include: (1) cash, (2) self-liquidating assets, (3) the borrowing capacity of securities available for repurchase or sale, and (4) irrevocable lines of credit from financial institutions rated not lower than the second highest NRSRO credit rating. Contingency needs include: (1) advance commitments, (2) maturing federal funds and repurchase agreement liabilities, (3) maturing consolidated obligations, (4) callable consolidated obligations that are “in-the-money,” (5) mortgage loan commitments, (6) securities settlements, and (7) a forecast of other contingent obligations. We have satisfied our contingent liquidity requirement if the contingent liquidity sources exceed or equal the contingent liquidity needs for at least five consecutive business days. We met our contingency liquidity requirements as of March 31, 2005 and December 31, 2004 and 2003.

Operational Liquidity Requirement. Finance Board regulations also require us to establish a day-to-day operational liquidity policy, including a methodology to be used for determining our operational liquidity needs and an enumeration of specific types of investments to be held for such liquidity purposes. Unlike contingency liquidity, operational liquidity includes ongoing access to the capital markets.

Our primary source of liquidity is our ability to participate in the issuance of the FHLBank System’s consolidated obligations. We measure our capacity to participate in consolidated obligations by forecasting our capital-to-assets ratio (or operating leverage ratio), implying that we will likely have access to the capital markets to the extent we meet or exceed our regulatory capital-to-assets ratio. We forecast our daily operating leverage ratio for 30 business days, taking into account our operational liquidity needs and operational liquidity sources. For purposes of calculating the operating leverage ratio, we assume that all Class B(2) stock is repurchased. Operational liquidity needs may include: (1) advance commitments, (2) maturing federal funds and repurchase agreement liabilities, (3) maturing consolidated obligations, (4) callable consolidated obligations that are “in-the-money,” (5) mortgage loan commitments, (6) securities settlements, and (7) a forecast of other contingent obligations. Operational liquidity sources include: (1) cash, (2) self-liquidating assets, (3) consolidated obligations, (4) interbank borrowings, (5) maturing advances, and (6) securities available for repurchase or sale.

We are in compliance with our operational liquidity requirement as long as our forecasted capital (excluding Class B(2) stock) divided by our forecast of total assets is greater than or equal to 4.05% for 30 consecutive business days. We met this operational liquidity requirement as of March 31, 2005, and December 31, 2004 and 2003.

Taxation and Other Assessments

Although we are exempt from all federal, state, and local taxation other than real property tax, the Financial Institutions Reform, Recovery and Enforcement Act and the Gramm-Leach-Bliley Act, or GLB Act, require that we, along with the other 11 FHLBanks, contribute 20% of our income calculated in accordance with U.S. GAAP after the assessment for AHP to support the payment of part of the interest on bonds previously issued by REFCORP. The FHLBanks must make these payments until the total amount of payments made is equivalent to a $300 million annual (or $75 million per quarter) annuity that has a final maturity date of April 15, 2030. The Finance Board will shorten or lengthen the period during which the FHLBanks must make payments to REFCORP, depending on actual payments relative to the referenced annuity. In addition, the Finance Board, with the Secretary of the Treasury, selects the appropriate discounting factors used in the payment calculation.

As of March 31, 2005, the FHLBank System’s combined quarterly payments to date defeased payments after the third quarter of 2018. If total FHLBank System earnings are insufficient in a quarter to meet the $75 million quarterly benchmark payment, previous quarters’ payments that were used to defease future payment requirements could be used to satisfy the current quarter’s obligation. The FHLBank System has historically exceeded its minimum quarterly obligations.

In addition, the FHLBank System must annually set aside for the AHP the greater of $100 million or 10 percent of its current year’s income before interest expense related to mandatorily redeemable Class B stock and the assessment of the AHP but after REFCORP assessments.

Historically, our combined annual assessments for REFCORP and the AHP have been the equivalent of an effective tax rate of 26.5%. As a result of the FHLBank System’s decision to exclude interest expense on mandatorily redeemable Class B stock from the AHP assessment calculation, the effective tax rate could rise slightly, depending on the amount of our mandatorily redeemable Class B stock outstanding and our related interest expense, which is determined based on our Class B(1) and Class B(2) dividend rates. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations For the Three-Months Ended March 31, 2005 and 2004” and “Item 13. Financial Statements and Supplementary Data—Financial Statements,” for more information on REFCORP and AHP assessments.

Future GSE Regulation

Congressional scrutiny of GSEs, which include FHLBanks, has increased over recent years. Legislation that would create a new regulator for Fannie Mae, Freddie Mac, and the FHLBanks (S. 1508) was introduced in 2004 and passed the Senate Banking Committee, but did not come up for a vote in the full Senate. In early 2005, a new GSE bill was introduced by Senators Hagel, Sununu, and Dole (S. 190) that would create a new agency to regulate Fannie Mae, Freddie Mac, and the FHLBanks; however, as of mid-June 2005, this bill had not come up for vote. Furthermore, in April 2005, Representative Baker introduced a bill (H.R. 1461) that would affect the operation of the GSEs in a number of ways, including among others, limiting the percentage of consolidated obligations that may be guaranteed jointly and severally by all FHLBanks and repealing certain exemptions regarding public disclosure requirements for GSEs. This bill passed the House Financial Services Committee in late May 2005; however, it has not yet come up for a vote in the full House It is impossible to predict what, if any, provisions relating to the Finance Board and the FHLBanks may ultimately be included in these bills or any similar legislation. In addition, if the House and Senate were to approve some form of GSE legislation, it is not clear whether any change in regulatory structure would be signed into law, when any change would go into effect if enacted, or what effect the legislation would have on the Finance Board or the FHLBanks.

Competition

Traditional Member Finance

We compete with other suppliers of wholesale funding, both secured and unsecured. Demand for our advances is primarily affected by the cost of other available sources of liquidity for our members, including customer deposits held by our members. Other suppliers of wholesale funding may include investment banks, commercial banks, and in certain circumstances, other FHLBanks. Smaller members may have limited access to alternative funding sources, such as repurchase agreements, while larger members may have access to a wider range of funding sources such as repurchase agreements, brokered deposits, commercial paper and other funding sources. Larger members also may have independent access to the national and global financial markets. The availability of alternative funding sources to members can significantly influence the demand for our advances and can vary as a result of a number of factors, including, among others, market conditions, members’ creditworthiness, and availability of collateral. We compete for advances on the basis of the total cost of our products to our members, which includes the rates we charge, as well as the dividends we pay.

Mortgage Purchase Program

Through early March 2005 when we announced that the Seattle Bank would be exiting the MPP, we competed for the purchase of mortgage loans with other secondary market participants, such as Fannie Mae and Freddie Mac. We primarily competed on the basis of transaction structure, price, products, and services offered. Because of the somewhat extensive infrastructure and processes required by our members to participate in our MPP or in our competitors’ mortgage loan purchase programs, the application approval process for this type of program was relatively long. For example, we required an applicant to demonstrate that it had the ability and staff to originate, service, and provide quality control services to industry-accepted investment standards for mortgage loans. These infrastructure and process requirements were disincentives to prospective participating members, as many of our smaller members lacked the resources to participate in more than one program.

Debt Issuance

We compete with Fannie Mae, Freddie Mac, and other GSEs, including other FHLBanks, as well as corporate, sovereign, and supranational entities, including the World Bank, for funds raised through the issuance of unsecured debt in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs or lower amounts of debt issued at the same cost than otherwise would be the case. In addition, the availability and cost of funds raised through issuance of certain types of unsecured debt may be adversely affected by regulatory initiatives. Although the available supply of funds from the FHLBank System’s debt issuances has kept pace with the funding requirements of our members, there can be no assurance that this will continue to be the case.

The sale of callable debt and the simultaneous execution of callable interest-rate exchange agreements that mirror the debt has been an important source of competitive funding for us. We also rely heavily on the callable debt markets to reduce the interest-rate exposure inherent in our mortgage-based assets. Consequently, the availability of markets for callable debt and interest-rate exchange agreements may be an important determinant of our relative cost of funds and ability to manage interest-rate risk. Due to the higher relative risk of this type of financial instrument, there is a more limited investor market relative to the supply generated from the FHLBanks and other GSEs, including Fannie Mae or Freddie Mac. We cannot provide assurance that the current breadth and depth of these markets will be sustained.

Employees

As of March 31, 2005, we had 175 full-time employees and two part-time employees, for a total of 176 full-time equivalents, down from 192 full-time equivalents as of December 31, 2004. We have begun and expect to complete during 2005 bank-wide reductions in staffing of approximately 40 full-time employees from our December 31, 2004 level as we refocus our business on our advances. Our employees are not represented by a collective bargaining unit, and we believe that we have a good relationship with our employees.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

The following selected financial data of the Seattle Bank should be read in conjunction with our audited financial statements and related notes for the year ended December 31, 2004, our unaudited financial statements and related notes for the three months ended March 31, 2005, and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Form 10.

	March 31,		December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in millions, except ratios)
Statements of Condition (at period end)
Total assets	$48,085	$50,893	$48,086	$51,164	$46,684	$43,372	$45,398
Cash and investments (1)	21,216	20,711	22,428	20,052	17,189	17,049	18,127
Advances	16,553	18,434	14,897	19,653	20,036	24,252	26,240
Mortgage loans held for portfolio	10,070	11,467	10,446	11,172	9,112	1,728	418
Deposits and other borrowings	1,895	1,327	1,093	1,317	1,755	2,159	947
Primary obligations on consolidated obligations (2)	43,295	46,028	44,106	46,518	41,569	38,280	41,671
Affordable Housing Program (AHP)	43	48	44	48	53	52	42
Payable to Resolution Funding Corporation (REFCORP)	3	6	4	9	11	14	8
Class B(1)/B(2)—putable or capital stock—putable	2,023	2,420	2,027	2,399	2,345	2,391	2,154

Total capital	$2,102	$2,478	$2,102	$2,456	$2,382	$2,426	$2,168

Statements of Income
Interest income	$450	$406	$1,673	$1,583	$1,674	$2,243	$2,761
Net interest income	36	44	156	218	253	254	203
Other income	(3)	(2)	4	11	(27)	15	5
Other expense	16	11	47	33	26	23	18
Income before AHP and REFCORP assessments	17	31	113	196	200	246	190
AHP and REFCORP assessments	5	8	30	52	53	64	51
Income before cumulative change in accounting principles	12	23	83	144	147	181	139

Net income (3)	12	23	83	144	147	178	139

Dividends
Dividends paid in cash and stock (4)	$9	22	$64	$123	$145	$157	$140
Annualized dividend rate (5)	0.54%	0.93%	2.75%	5.15%	5.97%	6.88%	6.50%
Capital stock (5)(6)	NA	NA	NA	NA	6.00%	6.88%	6.50%
Class B(1) stock (5)(6)	1.63%	4.00%	2.87%	5.56%	6.38%	NA	NA
Class B(2) stock (5)(6)	1.50%	0.64%	0.63%	0.71%	1.05%	NA	NA
Dividend payout ratio (7)	70.33%	97.49%	77.64%	85.65%	98.70%	88.15%	100.45%

Financial Statistics
Return on average equity	2.98%	3.74%	3.44%	5.86%	5.93%	7.67%	6.37%
Return on average assets	0.10%	0.18%	0.17%	0.31%	0.33%	0.41%	0.32%
Equity to assets ratio (8)	4.51%	4.93%	4.82%	5.24%	5.63%	5.36%	5.04%
Total capital ratio (9)	4.53%	4.87%	4.50%	4.80%	5.10%	5.59%	4.78%
Net interest margin (10)	0.30%	0.36%	0.31%	0.42%	0.57%	0.57%	0.47%

(1)	Investments also include interest-bearing deposits in banks, securities purchased under agreements to resell, and federal funds sold.
(2)	Consolidated obligations are the joint and several obligations of all of the FHLBanks. The total amount of the FHLBanks’ outstanding consolidated obligations, net of interbank holdings, was approximately $848.0 billion, $765.0 billion, $846.0 billion, $740.9 billion, $673.7 billion, $621.3 billion, and $591.6 billion for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003, 2002, 2001, and 2000.
(3)	The Seattle Bank adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, as of January 1, 2001 and recorded a $3.4 million loss for the cumulative effect of accounting change on earnings, including a net gain of $170,000 on securities held at fair value and a net loss of $3.5 million on derivatives and hedging activities. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 2 of the Notes to Financial Statements for Years Ended December 31, 2004, 2003, and 2002.”
(4)	Dividends paid in cash and stock include cash paid of $22,000, $21,000, $66,000, $87,000, $82,000, $76,000, and $73,000 for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003, 2002, 2001, and 2000.
(5)	Annualized dividend rates are dividends paid in cash and stock divided by the average of capital stock eligible for dividends, during the year.
(6)	Capital stock, Class B(1) stock and Class B(2) stock dividend rates are the sum of the dividends paid per share of stock for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004, 2003, 2001, and 2000. We converted to our new capital structure on June 30, 2002, and outstanding Capital stock was converted, at par value, to Class B(1) stock. For the year ended December 31, 2002, the dividend rates per share of Capital stock, Class B(1) stock and Class B(2) stock have been annualized by taking the sum of the dividends paid per share during the two quarters that each class of stock was outstanding, multiplied by two. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 13 of the Notes to Financial Statements for Years Ended December 31, 2004, 2003, and 2002.”
(7)	Dividend payout ratio is dividends paid in cash and stock divided by net income.
(8)	Equity to assets ratio is average capital stock, retained earnings, and accumulated other comprehensive income divided by the total average assets.
(9)	Total capital ratio is capital stock plus retained earnings and accumulated other comprehensive income divided by the total assets at the end of the period.
(10)	Net interest margin is net interest income divided by the average earning assets.

Forward-Looking Statements

This registration statement contains certain forward-looking statements that are subject to risk and uncertainty. These statements describe our expectations regarding future events and developments, including future operating results, growth in assets, and continued success of our products. These statements include, without limitation, statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions, and financial performance. The words “will,” “believe,” “expect,” “intend,” “may,” “could,” “should,” “anticipate,” and words of similar nature are intended in part to help identify forward-looking statements.

Future events are difficult to predict, and the expectations described in this registration statement, including any forward-looking statements, are subject to risk and uncertainty that may cause actual results to differ materially from those we currently anticipate. Consequently, there is no assurance that the expected results will be achieved. Factors that may cause actual results to differ materially from those discussed in this registration statement include, among others, the following:

•	Changes in our capital management strategies, such as the suspensions of dividends and stock repurchases that we implemented as a condition to the Finance Board’s acceptance of our three-year plan, the requirement under the three-year plan that we maintain a capital ratio that is higher than the regulatory capital ratio requirement, and our plan to increase retained earnings over time could negatively affect members’ willingness to purchase additional stock, which could result in lower-than-anticipated advance volumes and contribute to net losses that we anticipate under the three-year plan.

•	The costs of implementing the Finance Board agreement and the three-year plan, including the retention of consultants in accordance with the Finance Board agreement, have increased our operating expenses and could further contribute to net losses that we anticipate under the three-year plan.

•	Implementation of our strategy to exit the MPP will reduce revenues and contribute to net losses that we anticipate under the three-year plan, particularly if we are not able to replace those revenues with revenues from advances.

•	Our strategy to focus on advances will lead to reduced spreads relative to those in the MPP, and will require us to increase advance volumes in order to improve our financial performance.

•	Actions taken to implement the three-year plan, including the related expenses, and satisfy the terms of the Finance Board agreement, could negatively impact our ability to introduce new products.

•	Changes in interest rates could reduce interest-rate spreads more than expected and could negatively affect other aspects of our business.

•	Volatility of market prices, interest rates, and interest-rate indices could affect the market value of our investments and derivatives, as well as the market value of collateral that we hold as security.

•	A sustained low interest-rate environment could continue to result in faster-than-expected prepayments and lower-than-expected yields on mortgage-based assets and earnings on our invested capital.

•	Our inability to invest in the consolidated obligations of other FHLBanks under the Finance Board agreement could reduce our alternatives for investing excess capital, which could negatively impact our investment interest income.

•	Our inability to effectively hedge the interest-rate risk in our advances, consolidated obligations, and investments could adversely affect our financial performance.

•	Competitive pressure from other FHLBanks or other alternative sources of funding available to our members could reduce the demand for our advances or the interest income we receive on our advances and limit our ability to increase our advance business.

•	Changes in investor demand for consolidated obligations or changes in our ability to participate in the issuance of consolidated obligations could affect our borrowing costs and access to funds.

•	Negative adjustments in our credit agency ratings or ratings applicable to the FHLBank System could adversely impact the marketability of our consolidated obligations, products, or services.

•	Regulatory or legislative changes could cause us to modify our current structure, policies, or business operations in a way that increases expenses or otherwise negatively affects our financial performance or our value to members.

•	Withdrawal of one or more large members, or consolidation of our members, could reduce demand for our advances and, consequently, our ability to generate income, as well as reduce long-term capital levels.

•	Changes in accounting rules, or in the interpretation of existing rules, could contribute to volatility in our earnings.

•	Because of the joint and several liability of all FHLBanks for consolidated obligations, discussed in “Item 1. Business—Debt Financing—Liability of Consolidated Obligations,” if another FHLBank were unable to make principal or interest payments on the consolidated obligations on which it was the primary obligor, we could be required to make payments on behalf of the defaulting FHLBank.

•	Local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on our business than expected. Changes in these conditions could adversely affect our ability to increase and maintain the quality of our earning assets.

•	Events such as terrorism, natural disasters, or other catastrophic events could disrupt the financial markets where we obtain funding, our borrowers’ ability to repay advances, or the value of the collateral that we hold.

These cautionary statements apply to all related forward-looking statements, wherever they appear in this registration statement. We do not undertake to update any forward-looking statements that we make in this registration statement or that we may make from time to time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reviews our financial condition as of March 31, 2005, and December 31, 2004 and 2003, and our results of operations for the quarters ended March 31, 2005 and 2004 and the years ended December 31, 2004, 2003, and 2002. This discussion should be read in conjunction with our audited financial statements and related notes for the year ended December 31, 2004 and our unaudited financial statements and related notes for the quarter ended March 31, 2005, included in Item 13 of this registration statement.

Operating results for the three months ended March 31, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Overview

Structure and Historical Operations

The Seattle Bank is a cooperative in which members own the stock and may receive dividends on their investments. Only federally insured depository institutions and insurance companies engaged in residential housing finance may apply for membership. All members are required to purchase stock in the Seattle Bank in amounts determined under our capital plan. The plan requires financial institutions to purchase a minimum amount of stock, which is the greater of $500 or an amount based on their mortgage-related assets, in order to become members. Members are also subject to activity-based stock requirements, which generally require them to purchase additional stock if the amount of business they do with us increases.

To serve the needs of our members, we have historically offered products and services through two operating segments, traditional member finance and, since 2001, the MPP. The traditional member finance segment includes advances, investments, and the related funding and derivative instruments, as well as financial advisory and other fee-based member services. The MPP segment includes mortgage loans purchased for our portfolio directly from participating members and the related funding and derivative instruments.

Our principal source of financing is the issuance of consolidated obligations by the Office of Finance, a joint office of the FHLBanks created by the Finance Board, on our behalf. Although the FHLBanks are jointly and severally liable on all consolidated obligations, individual banks are primarily liable for an allocated portion of the consolidated obligations in which they participate.

Our principal source of income is net interest income, which is defined as the interest income received on our interest-earning assets less the interest expense paid on our interest-bearing liabilities. Our financial results are significantly impacted by changes in interest rates and, to a lesser extent, by U.S. economic conditions resulting from the level of interest rates. We use a number of tools to manage our interest-rate risk, including derivatives.

Trends

Beginning in 2001, we chose to emphasize asset growth by acquiring mortgage loans through the MPP. In 2002, as a result of this strategic shift, we discontinued the use of discretionary pricing on our advances. This change in pricing policy contributed to the eventual decrease in our advance volumes because our advance rates were no longer competitive with the rates that could be obtained by our largest members elsewhere in the market.

We continued to expand our mortgage loan portfolio until the end of 2003, when, due to historically low interest rates and the complexities associated with managing a 30-year, fixed-rate mortgage loan portfolio, we decided to limit the growth of the MPP until we could enhance our infrastructure to support the more complex risk profiles associated with the MPP mortgage loans.

We funded our purchases of mortgage loans for the MPP with either callable or bullet debt, and we sought to match the duration of the debt with that of the MPP assets. In 2003, when historically low interest rates caused mortgage prepayments to occur at a faster-than-expected pace, we were not able to effectively match the above-market-rate bullet debt with newly acquired assets at the then-current interest rates to generate a profit. The callable debt could not all be refinanced at the same pace as the MPP mortgage loans were being prepaid due to either the lock-out period on the callable debt or the reluctance of debt holders to relinquish their above-market- rate debt. The declining interest rates also caused the purchase prices of our mortgage-backed securities and the MPP mortgage loans to exceed par. Then, when our MPP mortgage loans and mortgage-backed securities that were acquired at prices above par were prepaid more quickly than expected, we had to recognize the premiums we paid for these assets as a reduction in income more rapidly than had been anticipated.

The faster-than-expected prepayments of existing mortgage loans, the decrease in new advances because of the non-competitive rates, and our internal limit on acquiring MPP mortgage loans caused us to generate excess cash. We had to either invest our excess cash in order to generate a return on our member capital or return the capital to our members by repurchasing their stock. Our members had historically received dividends at favorable rates—for example, ranging from 6.88% in 2001 to 5.15% in 2003—and preferred to retain their stock in order to continue to receive attractive dividends. Seeking to generate interest income in order to continue to pay dividends at close to historical rates, we elected to invest our excess funds primarily in mortgage-backed securities and callable debt of GSEs, such as other FHLBanks, Fannie Mae, and Freddie Mac.

In order to generate additional interest income, we greatly increased our investment portfolio in 2004, primarily by acquiring the consolidated obligations of other FHLBanks. We also funded most of these purchases with consolidated obligations, primarily consisting of short- and long-term bullet debt. We sought to match the duration of these additional investments with the duration of the debt issued to acquire them. However, we did not effectively match the prepayment options and maturities of the investments we purchased with the maturities and call options of the debt issued. Consequently, in a declining interest-rate environment, the spread between our interest income and interest expense became compressed, depressing our earnings. Although the investment portfolio growth created initial increases in our net interest income, the funding mismatch ultimately contributed to our current financial difficulties. Declining interest rates caused a decline in the market value of both our investments and the debt issued to fund these investments, with the market value of our investments declining at a steeper rate.

As of March 31, 2005, we had net unrealized market value losses of approximately $300 million, which are not reflected in our March 31, 2005 Statement of Condition. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 13 of the Condensed Notes to Financial Statements for Three Months Ended March 31, 2005 and 2004.” Because of the net unrealized market value losses, the ratio of the market value of our equity to the book value of our equity was 86% as of March 31, 2005. Our net unrealized market value losses have increased since March 31, 2005 to approximately $400 million as of May 31, 2005, reducing the ratio of the market value of our equity to the book value of our equity to 81% as of that date. We measure the market value of our equity as the present value of the expected net cash flows from all our existing assets and liabilities. The amount of our net unrealized market value losses involves estimates of the market values of our assets and liabilities, which we discuss in greater depth in “—Financial Condition.”

Through May 31, 2005, we purchased interest-rate exchange agreements, at an approximate cost of $49 million, as economic hedges on primarily our mortgage-based assets to protect against further unrealized market value losses, and we intend to continue to hedge interest-rate risks throughout 2005. These interest-rate exchange agreements will not completely protect us from all net unrealized market value losses embedded in our assets and liabilities, and the associated costs to purchase these agreements will further adversely affect our already depressed earnings.

As a result of these historical trends and the actions we expect to take in connection with implementation of the three-year plan discussed below, we anticipate a trend of net losses for 2005 and 2006, and potential net income in 2007. The projected net losses will likely result in a reduction in our retained earnings to below $40 million which, under the three-year plan, would trigger submission of 12-month projections to the Office of Supervision. If those projections should show zero retained earnings or a retained deficit in any period, we will provide an analysis that presents, evaluates and compares available methods, costs and consequences of avoiding or addressing a retained deficit and recommends a contingency plan. Such a contingency plan could focus on increasing earnings through actions such as making alternative investments, offering new products, or further reducing operating costs. A contingency plan could also include reorganization, liquidation, merger, or other alternative courses of action acceptable to the Finance Board at that time. Despite the trend of net losses, as of March 31, 2005, we had over $2.1 billion in total capital, and expect to remain a solvent institution with capital levels in excess of regulatory minimum capital requirements and a positive retained earnings balance. The three-year plan is designed to reduce our interest-rate risk exposure, improve our market value of equity to book value of equity ratio, eventually increase our profitability, and help us achieve a level of sustained retained earnings growth.

The Finance Board Agreement; The Three-Year Business and Capital Management Plan; and Changes in Our Retained Earnings, Dividend Payment and Stock Repurchase Policies

As described in more detail in “Item 1. Business—Regulation—Oversight, Audits, and Examinations—Recent Developments—Finance Board Agreement,” on December 10, 2004, we entered into an agreement with the Finance Board in connection with our 2004 examination. The Finance Board agreement required us to develop a three-year business and capital management plan and submit it to the Finance Board’s Office of Supervision, and imposes certain other requirements and limitations. For example, the Finance Board agreement prohibits us from further purchases of consolidated obligations of other FHLBanks without Finance Board approval, although it does not require us to divest our investments in the consolidated obligations of other FHLBanks that we currently hold. We believe it is unlikely that the Finance Board would permit us to make further purchases of consolidated obligations.

On April 5, 2005, we submitted our three-year business and capital management plan to the Finance Board, and on May 18, 2005, the Finance Board accepted the three-year plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board conditions, our Board of Directors adopted policies on May 18, 2005: (i) suspending indefinitely the declaration or payment of any dividends and providing that any future dividend declaration or payment generally may be made only after prior approval of the OS Director, and (ii) suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. These policies will be in effect until formally revoked by our Board of Directors following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B(2) stock or otherwise repurchase capital stock for the foreseeable future. Our Board of Directors will not be seeking a waiver to declare dividends for the second quarter of 2005 or for the foreseeable future.

In addition to the dividend and stock repurchase restrictions described above, the three-year plan includes the following key elements:

•	changing the Seattle Bank’s business model from a mortgage focus to an advances focus;

•	expanding the use of discretionary pricing to increase advance volumes;

•	amending the capital plan to permit the use of membership stock to support advances;

•	substantially reducing the Seattle Bank’s interest-rate exposure by discontinuing the MPP and developing alternatives for managing the mortgage loan portfolio going forward;

•	implementing an active hedging program to reduce the interest-rate risk inherent in our assets and liabilities;

•	significantly increasing the Seattle Bank’s focus on market risk measurement, monitoring and management;

•	specifying that the Seattle Bank will provide 12-month projections to the Finance Board if retained earnings should drop below $40 million and, if the projections should show zero retained earnings or a retained deficit in any period, provide the Finance Board with a contingency plan for avoiding or addressing the retained deficit;

•	requiring a minimum equity-to-assets ratio of 4.25% until MPP asset balances have been reduced and the transition to an advances-focused bank has been completed, at which time the minimum equity-to-assets ratio will be reset to 4.15%;

•	setting a long-term retained earnings target based on the Seattle Bank’s current retained earnings policy and practices; and

•	proposing the potential future issuance of Class A stock.

Our Board of Directors has taken a number of definitive steps toward changing the Seattle Bank’s business model in accordance with the three-year plan. These steps include:

•	changing our senior management, including the retention of a new President and Chief Executive Officer;

•	refocusing our strategic direction on our advances;

•	beginning our exit from the MPP by no longer entering into new master commitment contracts and exploring the feasibility of selling portions of the mortgage loan portfolio;

•	restructuring our finance division to implement more stringent risk management controls and to upgrade our market-risk management processes;

•	decreasing our staffing on a bank-wide basis by approximately 40 positions during 2005 to reduce overall operating expenses;

•	actively hedging the interest-rate risk embedded in our mortgage-based assets and related liabilities;

•	retaining consultants to advise us in developing strategy, risk management, and governance processes;

•	amending our retained earnings policy to require an increase in our level of retained earnings based on specific target objectives; and

•	submitting an amendment of our capital plan to the Finance Board and taking the required action under the amended capital plan to allow our members to support their advances with their membership stock, which is stock that they are required to hold in order to maintain their membership.

The purpose of the Finance Board agreement, the three-year plan, and the steps we have taken to change our business and policies as described above is to strengthen our risk management, capital structure, corporate governance, and capital plan. However, these measures could have consequences that negatively impact our business operations, results of operations, and financial condition, including the following:

•	During the implementation of the three-year plan, including our exit from the MPP, our earnings and retained earnings are expected to continue to be negatively affected, we will not pay dividends for the foreseeable future, and we expect to have limited capacity to accommodate repurchases of member stock, assuming we could obtain Finance Board approval to do so, which we do not expect for the foreseeable future.

•	Our increased spending on derivative instruments to mitigate the interest-rate risk in our MPP and investment portfolios, and the related liabilities will negatively impact our earnings in 2005.

•	Restrictions in our capital-to-assets ratio will reduce the amount of our earning assets relative to capital, likely reducing our return on capital.

•	We have incurred, and expect to continue to incur, significant expenses, including $2.7 million in consulting fees through March 31, 2005, in order to implement the Finance Board agreement and the three-year plan.

•	Our inability to invest in the consolidated obligations of other FHLBanks reduces our alternatives for investing excess capital, which could negatively impact our investment interest income.

•	Our reductions in staff will result in termination-related expenses that will adversely affect our income over the periods when the reductions occur.

•	Member demand for advances and other products that would require additional investment in our stock may be limited due to the suspension of dividends and member stock repurchases.

•	Limits on any increase to our market, credit, or operational risk may constrain our ability to compete by introducing new products or services.

These impacts are discussed below under the captions: “—Financial Condition” and “—Results of Operations.”

Financial Condition

Our principal assets currently consist of our advances, investments, and mortgage loans held for portfolio. The composition of our assets changed during the first quarter of 2005 from year-end 2004, primarily reflecting both our increased emphasis on our advances and principal paydowns on our MPP and investments. During 2004, the change in the composition of our assets from year-end 2003 primarily reflected decreasing advance balances and the growth of the investment portfolio. MPP growth was moderated in 2004 by the increase in prepayments on our MPP mortgage loans and our decision in late 2003 to limit our purchases under the MPP from large participating financial institutions until we had enhanced the infrastructure to support the more complex risk profiles associated with mortgage loans. During 2004, as advances and MPP mortgage loans were paid off, we generally invested these proceeds, along with other funds, in investment securities, increasing the investment portion of our overall asset portfolio.

As part of the three-year plan, we have begun exiting the MPP and are revising our business model to refocus our business on our advances. We expect to use discretionary pricing to increase our advances activity and expect that our mortgage loan portfolio will continue to decrease over time as mortgage loans are paid off and we are exploring the feasibility of selling portions of the mortgage loan portfolio.

The following table summarizes our total assets by major asset classes, as of the dates indicated.

	As of March 31,	As of December 31,
	2005	2004	2003	2002
Advances	34.4%	31.0%	38.4%	42.9%
Investments	44.1	46.6	39.2	36.8
Mortgage loans held for portfolio	21.0	21.7	21.8	19.5
Other assets	0.5	0.7	0.6	0.8

Total	100.0%	100.0%	100.0%	100.0%

We obtain funding to support our business primarily through the issuance, by the Office of Finance on our behalf, of debt securities in the form of consolidated obligations. To a lesser extent, we also rely on the issuance of our equity securities to our members in connection with their membership and their utilization of our products, such as advances and member deposits.

We report our principal assets and liabilities in accordance with U.S. GAAP. We also measure the market value of our assets and liabilities, which may differ substantially from the balances we record in our Statement of Condition for our assets and liabilities, resulting in unrealized market value gains or losses. For example, as of March 31, 2005 and May 31, 2005, we reported net unrealized market value losses of $300 million and $400 million. Our calculation of market values involves estimates of the value of our assets and liabilities, which may interject volatility into any unrealized market value gains or losses that we report.

To determine market values, our valuation policy requires us to use outside pricing sources whenever they are available. For consolidated obligations and loans purchased through the MPP program, we obtain prices from Lehman Brothers. For any investment that has a CUSIP, such as mortgage-backed securities, collateralized mortgage obligations, or government agency securities, we obtain prices from the Bank of New York. We generate prices for our advances and derivative products using our own internal model, which is calibrated to outside prices, because outside pricing sources for these instruments are not available.

Because most of our assets and liabilities are not continuously traded, the external pricing sources that we utilize can only provide us with estimates of market values for these categories of instruments. Although we believe these estimates are reasonable, they do not necessarily represent the actual values that would be realized if the assets or liabilities were to be sold.

These estimates of value are generally based on algorithms that rely upon traded prices to derive prices for instruments that do not trade frequently, and are commonly used to estimate the values of financial instrument portfolios. Different pricing sources may use different assumptions in their models, all of which may be reasonable, but which may result in significantly different valuations for the same asset or liability. Valuation of even actively-traded instruments may be imprecise, and vary among dealers.

These differences in estimating market values, although small in relative value to our overall assets and liabilities, can result in large differences in the amount of unrealized gains or losses that we report.

We discuss the material changes in each of our principal asset and liability categories and our capital stock in more detail below.

Advances

Advances increased by $1.7 billion, to $16.6 billion, as of March 31, 2005, compared to December 31, 2004. The increase was primarily the result of our renewed emphasis on our advance business. For the three months ended March 31, 2005, new advances totaled $15.7 billion, while maturing advances totaled $13.9 billion. This level of activity is significantly higher than that of the first three months of 2004, when new advances totaled $9.0 billion and maturing advances totaled $10.3 billion. The increase in our advances balance at March 31, 2005, reverses a trend in year-over-year declines described below. The increase in advances during the quarter was primarily attributable to advances made to our larger members.

Advances decreased by $4.8 billion, to $14.9 billion, as of December 31, 2004, compared to December 31, 2003, due primarily to the maturity and non-renewal of approximately $5.3 billion of advances held by two large members. We believe these non-renewals occurred primarily because large members, or institutions with assets of $3.0 billion and above, generally have access to a broad range of alternative funding sources at competitive rates and because we discontinued discretionary pricing on advances in 2002. During 2004, the interest-rate environment for funding sources became more competitive, and these members selected lower-cost alternatives.

The decline in advance balances at December 31, 2004 is a continuation of the year-over-year declines we reported at December 31, 2003 and 2002. We experienced a smaller decline in 2003 than we had in 2004 because reductions in the advance balances of our larger members were partially offset by growth in the use of advances by our smaller members. Although aggregate advance balances for our smaller and mid-size members remained more stable compared to those of larger members over the two-year period ended December 31, 2004, balances for our smaller and mid-size members declined during 2004 as the wholesale funding markets became increasingly competitive for all customers. Our advance balances at December 31, 2003 declined from 2002 levels due in part to a member merger and the prepayment of the acquired member’s advances, as well as the maturity and non-renewal of advances held by two large members.

As of March 31, 2005 and December 31, 2004 and 2003, five members held approximately 51%, 49%, and 61% of our outstanding advances. One of these members had advances totaling approximately 22% of our outstanding advances as of March 31, 2005, compared to two members with approximately 30% (one with 19% and another with 11%) of our outstanding advances as of December 31, 2004 and approximately 42% (one with 31% and another with 11%) as of December 31, 2003. No other borrower held over 10% of our outstanding advances as of March 31, 2005, and December 31, 2004 and 2003. Because a large concentration of our advances is held by only a few members, changes in their borrowing decisions may cause volatility in the amount of our advances outstanding. As we refocus our business on our advances, we expect that the concentration of advances with our largest borrowers will increase, potentially increasing the volatility in the amount of our advances outstanding.

Approximately 46% of the advance portfolio had a remaining term-to-maturity of one year or more as of March 31, 2005, compared to approximately 57% as of December 31, 2004 and 50% as of December 31, 2003. This decrease in the percentage of such advances is the result of the increase in shorter term-to-maturity advances made to large members during the first quarter of 2005. The balance of advances with terms in excess of two years remained essentially unchanged as of March 31, 2005, compared to December 31, 2004. The increase in advances with a remaining term-to-maturity of one year or more between year-end 2004 and 2003 reflected our members securing longer-term financing as long-term interest rates began to rise. New longer-term advances with relatively higher average interest rates were made in 2004, resulting in an improvement in the average yield on advances because longer-term advances generally return a higher yield than shorter-term advances. The increase in the percentage of advances with remaining terms-to-maturity in excess of one year as of December 31, 2004, reversed a steep decline in longer-term advances from 79% of the total advance portfolio as of December 31, 2002, to 50%, at December 31, 2003, which primarily reflected the non-renewal of advances held by two large members. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 7 of the Notes to Financial Statements for Years Ended December 31, 2004, 2003, and 2002” and “—Note 5 of the Condensed Notes to Financial Statements for the Three Months Ended March 31, 2005 and 2004,” for additional information on advances.

The following table summarizes our advance portfolio by remaining term-to-maturity and weighted average interest rate, as of the dates indicated.

	As of March 31,		As of December 31,
	2005		2004		2003
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
	(dollars in thousands)
Due in one year or less	$8,977,370	3.23	$6,335,455	2.76	$9,779,304	1.81
Due after one year through two years	1,739,299	3.41	2,530,054	3.96	3,087,950	2.81
Due after two years through three years	1,239,062	3.93	1,194,583	3.70	1,858,332	4.40
Due after three years through four years	1,117,163	4.62	1,179,267	4.70	913,428	3.71
Due after four years through five years	1,065,812	4.25	955,193	4.13	988,318	4.94
Thereafter	2,366,455	4.95	2,564,484	5.13	2,774,709	5.18

Total par value	16,505,161	3.71	14,759,036	3.70	19,402,041	2.95
Discounts on advances	(2,676)		(3,070)		(2,812)
Unamortized commitment fees	(1,009)		(976)		(1,027)
Discount on Affordable Housing Program advances	(401)		(417)		(480)
Derivative hedging adjustments	52,254		142,526		254,844

Total	$16,553,329		$14,897,099		$19,652,566

The percentage of variable-rate advances as a portion of our total advances as of March 31, 2005 did not change significantly from that of December 31, 2004 because approximately 83% of the new advances made in the first quarter and still outstanding as of March 31, 2005 had fixed rates. Between December 31, 2004 and 2003, the composition of our advances by interest-rate type changed. Variable-rate advances, which appeal primarily to our large customers, declined in volume by approximately 59% as of December 31, 2004 from December 31, 2003. This was largely a result of the maturity and non-renewal of variable-rate advances held by two large members. Variable-rate advances also declined as a percentage of the overall advance portfolio in 2003 from 2002, also largely due to the maturity and non-renewal of advances held by these large members.

The following table summarizes our advance portfolio by interest-rate type, as of the dates indicated.

	As of March 31,	As of December 31,
	2005	2004	2003	2002
Interest Rate Payment Terms
Fixed rate	80.9%	80.1%	63.3%	59.9%
Variable rate	19.1	19.9	36.7	40.1

Total	100.0%	100.0%	100.0%	100.0%

Member Demand for Advances. Many factors affect the demand for advances, including changes in interest rates and changes in member needs. Members regularly evaluate financing options as their advances mature. In a low interest-rate environment, our members typically have less need for advances because their consumer depositors generally maintain a larger amount of cash in their bank accounts. Liquidity from the increased balances of our customers’ own depositors is less expensive than liquidity from advances.

While most members continue to obtain their advances from us through our advance window pricing, which offers advances to all members at the same rates, members can obtain lower-cost advances by utilizing our other pricing alternatives that impose additional conditions. Other pricing alternatives include: (1) auction funding, through which borrowers can generally save five basis points or more, but which is offered only two times per week; and (2) discretionary pricing, through which a member can obtain a lower advance rate, set within specified parameters established by our Asset/Liability Committee, with authority delegated by the Seattle Bank’s Chief Executive Officer and overseen by the Board of Directors. As we pursue a more advances-focused plan going forward, we expect to continue to increase the use of discretionary pricing to increase the volume of advances. For the three months ended March 31, 2005, discretionary-priced advances accounted for 24% of advances, compared to less than 2% for the year ended December 31, 2004. Window- and auction-priced advances accounted for 61% and 15% of the advances made for the three months ended March 31, 2005, compared to 73% and 25% of advances made in 2004.

Some of our larger members have affiliates that maintain memberships with other FHLBanks. These members have the ability to select their advances from any of the FHLBanks with which they have a membership affiliation. Each FHLBank offers advance products that may have different repayment terms, collateral terms, or spreads to prevailing market rates such as LIBOR. These institutions can select among the different FHLBanks with which they have a membership affiliation to locate the repayment, collateral, and other terms that are the most favorable to their needs. We believe that competition among FHLBanks contributed to the decrease in our advances in 2004 and 2003, as larger members drew new advances from other FHLBanks that offered better rates or credit terms. With our more advances-focused three-year plan, we expect to continue to increase the use of discretionary pricing on advances. We believe this will give us greater flexibility to compete with regard to rates and credit terms for our members’ advance business.

Finally, demand for advances among our members may be affected by whether we pay dividends on the stock they are required to purchase in connection with such advances and any applicable restrictions on their ability to have that stock redeemed or repurchased by us. Our larger members, in particular, may take into account the anticipated amount of dividends and the relative liquidity of their stock when calculating their overall cost of borrowing from us. Consequently, member demand for advances could decline as a result of the decision of our Board of Directors, in connection with the acceptance of the three-year plan by the Finance Board, to suspend indefinitely the declaration or payment of dividends on all classes of capital stock and to suspend indefinitely the repurchases of all capital stock prior to the end of the statutory five-year redemption period for FHLBank stock, without, in each case, prior approval of the OS Director. We do not expect to obtain waivers from the Finance Board for either the payment of dividends or the repurchase of capital stock for the foreseeable future. See “—Overview” and “Item 1. Business—Regulation—Oversight, Audits, and Examinations—Recent Developments—Finance Board Agreement.”

In June 2005, the Finance Board approved an amendment to our capital plan that gives the Board of Directors the ability to allow a member to support its advances with its membership stock, which is stock that a member is required to hold in order to maintain its membership, as long as a member does not hold any excess Class B(1) stock or Class B(2) stock. The Board of Directors has taken the necessary action to allow members to support their advances with their membership stock. Previously, members were required to purchase stock in addition to their membership stock in order to receive advances. The ability to support advances with membership stock allows members to increase advance volumes, up to certain levels, without being required to purchase additional stock. This change effectively decreases the members’ cost to borrow on advances, which we believe makes advances more attractive to our members.

Credit Risk. Generally, our potential credit risk from advances is concentrated in commercial banks and savings institutions. As of March 31, 2005 and December 31, 2004 and 2003, we had advances of $5.1 billion, $4.5 billion, and $8.2 billion outstanding to two member institutions, which represented 30.8%, 30.2%, and 41.8% of our total advances outstanding. We held sufficient collateral to cover the advances to these institutions, and we do not expect to incur any credit losses on these advances. As of March 31, 2005, we had $42.9 million of outstanding advances to two borrowers that we classified as substandard. These advances are fully collateralized with high-grade, marketable securities and rights to proceeds from mortgage loan collections. Because the borrowers continue to pay according to contractual requirements and because of our collateral position, we continue to accrue interest on these advances.

While we have never experienced a credit loss on an advance to a member, the expanded collateral types permitted for community financial institutions and the lack of Federal Deposit Insurance Corporation, or FDIC, insurance on non-member borrowers and certain other non-FDIC insured customers such as insurance companies provides the potential for additional credit risk to us. We have policies and procedures in place to appropriately manage these types of credit risk, including requirements for physical possession or control of pledged collateral, restrictions on borrowing, specific review of each advance request, and regular verifications of the collateral. Accordingly, we have not provided any allowances for losses on advances, including the advances referenced above.

Investments

We maintain a portfolio of short-term investments for liquidity purposes and a portfolio of longer-term investments to provide a market return on our capital. Investment income enhances our ability to fund affordable housing and community investment, including AHP, cover operating expenses, contribute to meeting our REFCORP obligation, and, when appropriate, pay dividends to our members. As we revise our business model to refocus our business on our advances, we plan to decrease the proportionate size of our investment portfolio to total assets.

The following table summarizes our investments, both short- and long-term, as of the dates indicated.

	As of March 31,	As of December 31,
	2005	2004	2003	2002
	(in thousands)
Short-Term Investments
Federal funds sold	$1,596,000	$1,679,500	$2,506,500	$3,649,500
Other	221,390	200,000	870,000	915,000

Total short-term investments	$1,817,390	$1,879,500	$3,376,500	$4,564,500

Long-Term Investments
Consolidated obligation bonds of other FHLBanks	$8,025,131	$8,025,248	$3,500,000	$159,993
Mortgage-backed securities	6,518,758	6,932,029	7,245,569	6,481,668
Other U.S. agency obligations	309,459	344,033	937,778	1,021,613
Government-sponsored enterprise obligations	4,513,250	5,213,122	4,946,273	4,856,343
State or local housing agency obligations	28,025	29,100	41,273	87,000

Total long-term investments	$19,394,623	$20,543,532	$16,670,893	$12,606,617

During the first three months of 2005, we maintained our balance of short-term investments, which we use for liquidity, but we did not purchase any long-term investments. In 2004 and 2003, as the demand for advances and the volume of our MPP purchases declined, we increased our investments, primarily in consolidated obligations of other FHLBanks.

Consolidated Obligation Bonds of Other FHLBanks. Although our investment in other FHLBanks’ consolidated obligation bonds as of March 31, 2005 remained essentially unchanged from December 31, 2004, it increased steeply between 2004 and 2002, by $4.5 billion, to $8.0 billion, as of December 31, 2004, compared to December 31, 2003, and by $3.3 billion as of December 31, 2003, compared to December 31, 2002. In 2004 and 2003, we purchased consolidated obligations of other FHLBanks with funds generated by the issuance of consolidated obligations for which we were the primary obligor. By issuing debt with differing maturities and payment term structures from the investments we were purchasing, we attempted to generate a favorable spread over our cost of funding on these investments. For example, we may have purchased a five-year callable bond investment that paid a favorable interest rate due in part to the call premium, and funded the purchase with a combination of six-month and 15-year non-callable, or bullet, debt instruments at an average interest rate for the combined issued debt below the rate on the callable bond investment. Over 85% of the aggregate amount of the consolidated obligations of other FHLBanks that we purchased were callable, but less than 5% of the debt issued to purchase these investments was callable. During 2004, short-term interest rates increased, and as the short-term instruments issued to acquire callable bond investments matured, we replaced them with new debt at higher interest rates, increasing the cost of our overall funding for these investments and reducing the initial favorable spreads.

In addition, of the $9.0 billion in callable debt of other FHLBanks that we purchased between 2003 and 2004, $2.0 billion had been called prior to its maturity date as of March 31, 2005. In contrast, we were unable to call the long-term bullet debt that had been issued to acquire the bond investment that was called, and continue to carry that debt at rates that, in some cases, are above our current cost for issuing such debt. We are unable to reasonably allocate all the debt issuances that may have been used to fund the purchase of consolidated obligations of other FHLBanks to the purchased debt in order to calculate the actual spreads that resulted from this investment strategy. However, due to the market factors that increased our borrowing cost in replacement of the short-term debt that funded those investments, and the loss of the favorable interest rate on the portion of the callable debt that was actually called, we believe that any favorable spreads we may have generated at the inception of this strategy have been substantially compressed and may even be negative. Accordingly, this investment strategy has contributed to the approximately $400 million in unrealized market value losses that we have incurred as of May 31, 2005. The amount of our net unrealized market value losses involves estimates of the market values of our assets and liabilities, which we discuss in greater depth above.

In 2004 and during late 2003, we accumulated cash due to the maturity and non-renewal of advances and the prepayment of mortgage-based assets. Because demand for advances decreased during the year and demand for MPP products grew more slowly than we anticipated, we generated more cash than we were able to redeploy into new advances and the purchase of MPP mortgage loans. As we had reached the limits on our ability to invest in the debt or mortgage-backed securities of Fannie Mae and Freddie Mac, we invested in the consolidated obligations of other FHLBanks because there was no limit on such investments and because we believed that they offered an attractive return relative to their credit characteristics.

We believed at the time of each purchase of these consolidated obligations that the purchase complied with applicable Finance Board regulations. However, during October and November 2004, Finance Board staff expressed their view that our purchases of consolidated obligations on which another FHLBank is the primary obligor did not represent an appropriate investment strategy for the Seattle Bank. In November 2004, the Finance Board informed us that those purchases represented an apparent violation of a Finance Board regulation. As a result, our Board of Directors prohibited further purchases of consolidated obligations on which another FHLBank is the primary obligor. Subsequently, the Finance Board agreement also included a prohibition on future purchases of consolidated obligations on which another FHLBank is the primary obligor. In March 2005, the Finance Board issued a regulatory interpretation of the Finance Board regulation to make it clear that it prohibits an FHLBank from purchasing any consolidated obligation as part of the consolidated obligation’s initial issuance, either directly from the Office of Finance or indirectly through an underwriter.

The Finance Board agreement does not require us to divest the investments in the consolidated obligations of other FHLBanks that we currently hold. We believe it is unlikely that the Finance Board would permit us to make further purchases of consolidated obligations. For additional discussion of the agreement with the Finance Board, see “—Overview” and “Item 1. Business—Regulation—Oversight, Audits, and Examinations—Recent Developments—Finance Board Agreement.”

Mortgage-Backed Securities. The decrease in the balance of our mortgage-backed securities between March 31, 2005 and December 31, 2004 was due to maturities and principal payments on these investments. Finance Board regulations limit each FHLBank’s investment in mortgage-backed securities at the time of purchase to 300% of a bank’s capital. Our investment in mortgage-backed securities represented 299%, 320%, 295%, and 272% of our total capital as of March 31, 2005 and December 31, 2004, 2003, and 2002. Although the percentage of investments in these mortgage-backed securities to our total capital was greater than 300% as of December 31, 2004, we were in compliance with the regulation due to the level of our capital at the time of each of our purchases of the securities. Our mortgage-backed securities balances as of March 31, 2005 and December 31, 2004, 2003, and 2002, included $1.3 billion, $1.4 billion, $2.0 billion, and $1.6 billion in Freddie Mac mortgage-backed securities and $1.4 billion, $1.7 billion, and $0.8 billion of investments in Fannie Mae mortgage-backed securities. The remaining investments in mortgage-backed securities are rated “AAA” or its equivalent by an NRSRO, such as Moody’s or Standard & Poor’s.

As of March 31, 2005 and December 31, 2004 and 2003, we held $1.8 billion, $1.4 billion, and $97.2 million in held-to-maturity investments with unrealized losses of $69.5 million, $52.8 million, and $1.3 million that had been in a continuous unrealized loss position for over 12 months. Based on the creditworthiness of the issuers and underlying collateral, we believe that these unrealized losses represent temporary impairments. If these unrealized losses should prove other than temporary, we could be required to establish an allowance for losses on these investments. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 4 of the Condensed Notes to Financial Statements for Three Months Ended March 31, 2005 and 2004” for tables summarizing the held-to-maturity securities with unrealized losses as of March 31, 2005 and December 31, 2004.

Other U.S. Agency Obligations. Our investments in other U.S. agency obligations consist primarily of debt securities of Ginnie Mae and other government agencies whose debt is guaranteed, directly or indirectly, by the U.S. government. Between March 31, 2005 and December 31, 2004, our investments in other U.S. agency obligations declined by 10.0%, to $309.5 million, primarily as a result of principal payments made by us. These investments decreased by $593.7 million as of December 31, 2004, compared to December 31, 2003, principally due to maturity of securities during 2004. The balance of these investments remained essentially unchanged as of December 31, 2003, compared to December 31, 2002.

Government-Sponsored Enterprises. Our investments in GSEs, excluding our investments in other FHLBanks, consist primarily of unsecured debt securities of Fannie Mae and Freddie Mac. These securities are not guaranteed, directly or indirectly, by the U.S. government. Fannie Mae securities totaled $2.3 billion, $2.5 billion, $2.3 billion, and $2.2 billion and Freddie Mac securities totaled $1.9 billion, $2.5 billion, $2.4 billion, and $2.4 billion, as of March 31, 2005 and December 31, 2004, 2003, and 2002. These securities represented 19.8%, 21.9%, 23.2%, and 26.5% of total investments as of such dates. The decline between March 31, 2005 and December 31, 2004 primarily represents maturities of certain of these investments since December 31, 2004. Finance Board regulations limit our investments in the debt of any one GSE to the lower of 100% of our capital or the capital of the GSE, with the exception of the investment in other FHLBank consolidated obligations, in which we can no longer invest without Finance Board approval.

Mortgage Loans Held for Portfolio

The balance of our mortgage loans held for portfolio consisted of $7.9 billion, $8.1 billion, $8.6 billion, and $6.5 billion in conventional mortgage loans and $2.1 billion, $2.3 billion, $2.5 billion, and $2.4 billion in government-insured mortgage loans as of March 31, 2005 and December 31, 2004, 2003, and 2002. During the first quarter of 2005, we received principal payments of $448.2 million and purchased only $76.1 million in mortgage loans. As previously indicated in “—Overview—The Finance Board Agreement; The Three-Year Business and Capital Management Plan; and Changes in Our Retained Earnings, Dividend Payment and Stock Repurchase Policies,” we are exiting the MPP to lower the Seattle Bank’s overall interest-rate risk profile and to reduce our operating cost structure. Although the strategy for a complete exit from the MPP has not been determined, we expect that the balance of our mortgage loan portfolio will continue to decrease as mortgage loans are paid off, and we are exploring the feasibility of selling portions of the mortgage loan portfolio. We are no longer entering into new master commitment contracts and are working with our members to close out existing contracts. During 2004, purchases of mortgage loans held for portfolio were lower than we anticipated, reflecting the general slowdown in the overall U.S. mortgage market, increased competition in the secondary mortgage market, and a decision on our part to limit our purchases from large participating members as we enhanced our infrastructure to support the more complex risk profiles associated with our mortgage loan portfolio.

As of March 31, 2005, we had purchased approximately 86% of our outstanding mortgage loan portfolio from one participating member and over 95% from three participating members. The following table summarizes the activity and other information related to our mortgage loan portfolio as of the dates indicated.

	As of March 31,	As of December 31,
	2005	2004	2003	2002
	(dollars in thousands)
Mortgage loan par balance at beginning of the year	$10,375,000	$11,081,180	$8,955,893	$1,719,738
New purchases	75,758	1,561,652	6,637,593	8,023,346
Maturities	(448,159)	(2,267,832)	(4,512,306)	(787,191)

Mortgage loan par balance at period end	$10,002,599	$10,375,000	$11,081,180	$8,955,893

Mortgage loan net premium balance at beginning of the year	$70,876	$90,337	$155,996	$8,728
Net premium (discount) on new purchases	720	20,572	(27,771)	155,244
Net premium amortization	(3,942)	(40,033)	(37,888)	(7,976)

Mortgage loan net premium balance at period end	$67,654	$70,876	$90,337	$155,996

Premium balance as a percent of mortgage loans par amounts	0.68%	0.68%	0.82%	1.74%
Average FICO score* at origination	743	743	743	742
Average loan-to-value ratio at origination	65.28%	65.22%	72.00%	73.00%

*	The Fair Isaac Company, or FICO, score is a standardized credit score used as an indicator of consumer financial responsibility, based on credit history.

Derivative Assets and Liabilities

As of March 31, 2005 and December 31, 2004, 2003, and 2002, we had derivative assets of $15.8 million, $24.5 million, $45.8 million, and $77.5 million and derivative liabilities of $236.2 million, $274.8 million, $306.5 million, and $322.4 million. The changes in these balances reflect the impact of interest-rate changes that affected the market value of our derivatives, as well as year-over-year decreases in the total notional amount of outstanding interest-rate exchange agreements between December 31, 2004 and December 31, 2002. We record all derivative financial instruments in the Statements of Condition at their fair values, and we record changes in the fair values of all derivatives through earnings.

We have traditionally used derivatives to hedge advances, mortgage loan commitments under our MPP, MPP mortgage loans, consolidated obligations, and intermediated swaps for members. The principal derivative instruments we use are interest-rate exchange agreements such as interest-rate swaps, caps, forward contracts, and swaptions. We classify these types of interest-rate exchange agreements as derivative assets or liabilities according to the net fair value of the derivatives by counterparty. Subject to a master netting agreement, if the net fair value of the derivatives by counterparty is positive, the net fair value is classified as an asset; if the net fair value of the derivatives by counterparty is negative, it is classified as a liability. Increases and decreases in the fair value of an interest-rate exchange agreement are caused by increases and decreases in interest rates that translate into changes in the fair value. As of March 31, 2005, the notional amount of interest-rate exchange agreements hedging our assets and liabilities increased by $2.7 billion, to $18.5 billion, from the notional amount at December 31, 2004. This increase was primarily related to purchases of interest-rate exchange agreements (in this case swaptions) to economically hedge our mortgage-based assets against further unrealized market value losses. The fair value adjustment for the swaptions has been recorded directly through earnings. For the year ended December 31, 2004, the notional amount of interest-rate exchange agreements hedging our assets and liabilities declined by $1.7 billion, to $15.8 billion. This decrease was primarily related to declines in the notional amount of interest- rate exchange agreements hedging our consolidated obligations. This hedged debt financed variable-rate advances, which also declined as a result of a change in larger member demand for advances. The notional amount of interest-rate exchange agreements decreased by $1.2 billion, to $17.5 billion, as of December 31, 2003, compared to December 31, 2002. This decrease was primarily due to declines in the notional amount of outstanding mortgage delivery commitments, which are considered derivatives.

Over the next few years, we expect the use of derivatives economically hedging mortgage loan commitments to decrease as we exit the MPP. For additional information, see “—Summary of Critical Accounting Estimates—Derivatives and Hedging” and “Item 2. Financial Information—Quantitative and Qualitative Disclosures About Market Risk.”

The total notional amount of intermediary swaps increased by $256 million, to $1.1 billion, as of March 31, 2005, compared to December 31, 2004, but declined by $278 million, to $856.8 million, as of December 31, 2004, compared to December 31, 2003, and declined by $850.9 million as of December 31, 2003, compared to December 31, 2002. As of March 31, 2005, $521.0 million of the total notional amount outstanding on intermediary swaps was related to member intermediary swaps, a decline of $100 million from the December 31, 2004 amount. Due to low transaction volumes, we discontinued offering member intermediary swaps as a standard product in 2004. Our smaller members generally did not have the infrastructure required to utilize and manage the interest-rate exposure associated with interest-rate swaps and our larger members were able to directly access the swap market. Although we have discontinued entering into new member intermediary swaps, we will maintain our existing transactions until maturity. We also enter into swap transactions that are deemed to be intermediary swaps to offset swap transactions that were previously in hedge relationships where the hedged item has been terminated. The notional amount of these intermediary swap transactions increased by $356 million, to $591.8 million, as of March 31, 2005.

Consolidated Obligation Discount Notes. Our allocated portion of the FHLBank System’s combined consolidated obligation discount notes outstanding was $3.7 billion, $2.8 billion, $6.6 billion, and $10.4 billion as of March 31, 2005 and December 31, 2004, 2003, and 2002. Consolidated obligation discount notes represented 8.6%, 6.4%, 14.2%, and 25.1% of our outstanding consolidated obligations as of March 31, 2005 and December 31, 2004, 2003, and 2002. Discount notes are primarily used to finance short-term advances and short-term investments. The balance of discount notes increased as of March 31, 2005, from December 31, 2004, due to their use in funding the increased short-term advances we made during the first quarter of 2005. In 2004, both short-term advances and short-term investments declined, resulting in less need for consolidated obligation discount notes. In 2003, the reduction in the use of consolidated obligation discount notes was primarily due to their higher cost relative to the issuance of consolidated obligation bonds with associated interest-rate exchange agreements.

Consolidated Obligation Bonds. Our allocated portion of the FHLBank System’s combined consolidated obligation bonds outstanding was $39.6 billion, $41.3 billion, $39.9 billion, and $31.1 billion as of March 31, 2005 and December 31, 2004, 2003, and 2002. Consolidated obligation bonds represented 91.4% of our total outstanding consolidated obligations as of March 31, 2005, compared to 93.6% as of December 31, 2004, 85.8% as of December 31, 2003, and 74.9% as of December 31, 2002. The percent decrease in our consolidated obligation bonds as of March 31, 2005, compared to December 31, 2004, was the result of declines in our funding of the MPP and long-term investments. The percent increase in our consolidated obligation bonds from 2004 to 2002 was directly related to the growth of the MPP during this same period. We issued more consolidated obligation bonds and fewer consolidated obligation discount notes to better match the longer-term mortgages. See “Item 1. Business—Debt Financing—Consolidated Obligations” for additional information on consolidated obligation bonds.

We seek to manage our consolidated obligation portfolio by matching the anticipated cash flows of our debt to the anticipated cash flows of our assets. The cash flows of mortgage-based assets are dependent largely on borrower prepayment behavior. When interest rates rise, fixed-rate mortgage-based assets typically remain outstanding for a longer period of time. Likewise, when interest rates fall, mortgage-based assets tend to be prepaid, and our balances decline faster than originally expected. We use a combination of bullet and callable debt to match the anticipated cash flows of our mortgage-based assets, using a variety of expected prepayment scenarios.

During the first quarter of 2005, we extinguished $100 million of long-term, unswapped bullet debt with a weighted interest rate of 5.375%. This extinguishment resulted in a loss of $3.0 million on the consolidated obligation bonds, which was partially offset by fees charged on prepaid advances and realized gains on the termination of swaption contracts. We continue to review our consolidated obligation portfolio for opportunities to lower our interest expense and better match the duration of our liabilities to that of our assets.

With callable debt, we have the option to repay the obligation, without penalty, prior to the contractual maturity date of the debt obligation, while with bullet debt we repay the obligation at maturity. Our callable debt is predominantly fixed-rate debt that may be used to fund our mortgage-based assets or that may be swapped to LIBOR and used to fund variable-rate advances and investments. In a falling interest-rate environment, the swap counterparty typically exercises its call option on the swap, and we, in turn, call the debt. To the extent we continue to have variable-rate advances or investments, or other short term-to-maturity assets, we replace the called debt with new callable debt that is swapped to LIBOR. This strategy is typically less expensive than borrowing through the issuance of discount notes.

Our callable debt declined by $103.8 million, as of March 31, 2005, compared to December 31, 2004. The decline in the first quarter of 2005 was a result of principal paydowns on our mortgage-based assets and our repayment of the related callable debt. Our callable debt declined by $1.2 billion in 2004, to $17.0 billion as of December 31, 2004, compared to 2003, and increased by $4.8 billion in 2003, compared to 2002. The decline in 2004 was a result of declining advances balances and our limitations placed on the MPP. The decline also reflected our desire to generate more favorable spreads between our interest expense and our interest income by issuing fixed-rate debt at lower interest rates. The increase in 2003 was a result of our attempt to mitigate the options embedded in the growing MPP portfolio. During 2004 and 2003, our variable-rate advances declined by $4.2 billion and $785.5 million, thereby reducing the need for swapped debt.

Other Funding Sources

Deposit programs provide some of our funding resources, while giving members a low-risk earning asset that helps to satisfy their regulatory liquidity requirements. We offer demand and term deposit programs to our members and to other eligible depositors. There is no requirement for members or other eligible depositors to maintain balances with us, and these balances fluctuate with the needs of our members and other eligible depositors. Since 2002, our deposits have declined each year, primarily due to our members’ access to lower cost funds from their own depositors. Deposits totaled $846.3 million, $1.0 billion, $1.3 billion, and $1.8 billion as of March 31, 2005 and December 31, 2004, 2003, and 2002. Demand deposits comprised the largest percentage of deposits at 87.4%, 85.6%, 85.5%, and 88.0% as of March 31, 2005 and December 31, 2004, 2003, and 2002.

Other Liabilities

Other liabilities increased by $2.0 million, to $24.7 million, as of March 31, 2005, compared to December 31, 2004, and included $13.6 million in MPP lender risk account balances, as well as other miscellaneous liabilities. Other liabilities decreased by $112.3 million, to $22.6 million, as of December 31, 2004, compared to December 31, 2003, and decreased by $110.0 million as of December 31, 2003, compared to December 31, 2002. Other liabilities primarily included $0, $119.9 million, and $237.5 million of investments purchased but not settled for the years ended December 31, 2004, 2003, and 2002. We record securities purchased as of the trade date as a liability until the securities are settled. Excluding these unsettled investment purchases, other liabilities increased $7.6 million in each year as of December 31, 2004 and 2003, compared to the applicable prior period balance.

Capital Resources and Liquidity

Our capital resources consist of our capital stock held by our members and our retained earnings. Our principal sources of liquidity are the proceeds from the issuance of consolidated obligations and our short-term investments.

Capital Resources

Our capital resources remained essentially unchanged as of March 31, 2005 at $2.1 billion, from December 31, 2004, after decreasing by 14.4% as of December 31, 2004, compared to December 31, 2003, and increasing by 3.1% as of December 31, 2003, compared to December 31, 2002. The changes between December 31, 2004 and 2002 were driven by changes in both the amount of our capital stock and the amount of our retained earnings.

Class B Stock. The Seattle Bank’s capital plan authorizes two classes of Class B stock, B(1) and B(2), each of which has a par value of $100. Each class of stock can be issued, redeemed, and repurchased only at par value. Class B(1) stock represents the stock that members are required to hold based on minimum membership requirements, the volume of their activity with us, and, in some instances, a certain amount of excess stock. Class B(2) stock represents excess stock that a member is no longer required to hold, generally as a result of a decline in its activity with us, that exceeds the amount of allowable excess Class B(1) stock. Both classes of B stock are redeemable five years after: (1) written notice from the member; (2) consolidation or merger of two members; or (3) withdrawal or termination of membership. All stock redemptions are subject to restrictions set forth in the FHLBank Act, Finance Board regulations, and our capital plan. Historically, we have elected to repurchase stock that was subject to redemption prior to the expiration of the five-year notice period. However, as further described below, our Board of Directors has adopted limitations on our ability to repurchase capital stock from members. See “Item 11. Description of Registrant’s Securities to Be Registered” and “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 9 of the Condensed Notes to Financial Statements for Three Months Ended March 31, 2005 and 2004,” for additional information on capital requirements.

Changes in our Class B stock are a function of changes in our number of members, the volume of our members’ activity with us, and the repurchases of our Class B stock that occur in any period. For example, if a member reduces its outstanding advances, the related portion of its Class B(1) stock becomes excess and is eligible to be redeemed, subject to limitations. If the member’s investment in Class B(1) stock exceeds the maximum allowed investment in Class B(1) stock, then the amount in excess of the maximum amount is periodically converted to Class B(2) stock. Conversely, if a member does not have excess Class B(1) stock but does have Class B(2) stock, the member’s Class B(2) stock can be converted to Class B(1) stock to support the member’s activity stock requirement if the member increases its activity with us. If that member chooses not to hold its excess Class B(1) or Class B(2) stock, it may request a redemption, which, when effected, will reduce the amount of Class B(1) and Class B(2) stock outstanding. As of March 31, 2005, Class B(1) stock decreased by $83.4 million, to $1.9 billion, compared to $2.0 billion as of December 31, 2004, primarily due to transfers of excess Class B(1) stock to Class B(2). Class B(2) stock increased by $79.6 million, to $133.8 million as of March 31, 2005, compared to December 31, 2004. We repurchased $6.1 million in Class B(2) stock during the first three months of 2005. As of December 31, 2004, Class B(1) stock decreased by $312.4 million, to $2.0 billion, compared to $2.3 billion as of December 31, 2003, primarily due to our repurchase from two members of Class B(1) stock as further discussed below. Class B(2) stock decreased by $59.2 million, to $54.2 million, as of December 31, 2004, compared to December 31, 2003, primarily because our repurchase from one member as further discussed below. In 2003, Class B(1) stock increased by $193.9 million, to $2.3 billion, as members increased their stock holdings to comply with activity-based stock requirements. Class B(2) stock declined in 2002, as members converted their Class B(2) stock to Class B(1) to satisfy their activity-based requirements.

In October 2004, we repurchased $107.7 million of Class B(1) stock and $229.5 million of Class B(2) stock. Of these repurchases, $81.6 million of Class B(1) stock was repurchased from two members, Bank of Hawaii and

Washington Federal Savings, and all of the Class B(2) stock was repurchased from a third member, Washington Mutual Bank. Of the Washington Federal Savings repurchases, approximately $8.2 million was repurchased pursuant to a standing Class B(1) stock repurchase order that had been in effect since March 2004. Each of these three institutions had executives serving on our Board of Directors. Following the practices then in effect, employees of the Seattle Bank responsible for processing redemption requests reviewed our capital requirements and determined that repurchasing Class B(1) stock and Class B(2) stock in these amounts would not affect our compliance with our minimum capital requirements. Based on this determination, we processed these redemption requests, and we repurchased the stock from the members.

In mid-November 2004, the Seattle Bank commenced discussions with the Office of Supervision of the Finance Board regarding the content of the written agreement that was announced in December 2004. In order to avoid any appearance of impropriety regarding any request for redemption of stock by a member institution with an executive who serves as a director of the Seattle Bank, the Board of Directors adopted a policy requiring each director affiliated with a member institution to ensure that his affiliated member institution refrain from making any redemption request regarding the Seattle Bank’s stock until the content of the Finance Board agreement was publicly disclosed. Administrative staff at the Seattle Bank were also instructed to review all requests for redemption of the Seattle Bank’s stock from member institutions that were affiliated with directors and to notify the director regarding any redemption request from his affiliated institution before accepting the request.

In early December 2004, to support prudent capital management, our Board of Directors also decided to impose limits on member stock repurchases until the three-year business and capital management plan was accepted by the Finance Board. Under both the FHLBank Act and our capital plan, our stock is redeemable after a five-year notice period, but we may repurchase stock earlier, at our discretion, as long as we remain in compliance with any relevant Finance Board regulations or policies of the Board of Directors, including minimum capital requirements and internal minimum capital-to-assets ratios. Until December 2004, we generally voluntarily repurchased member stock within one month after receipt of a member’s redemption request. However, under the new stock repurchase policy, between early December 2004 and the acceptance of the three-year plan by the Finance Board on May 18, 2005, our Board of Directors’ repurchase policy provided that:

•	we would not repurchase any Class B(1) stock, and

•	we would repurchase Class B(2) stock solely at our discretion and only if our capital-to-assets ratio exceeded 4.40% after the repurchase. As of March 31, 2005, our capital-to-assets ratio was 4.53%, with the capacity to redeem $62.5 million in Class B(2) stock.

In mid-December 2004, following the Finance Board’s public announcement that it had entered into a written agreement with us, the Seattle Bank received a letter from a member bank: (1) requesting that the Board of Directors of the Seattle Bank consider reversing the repurchases of stock of member institutions with executives serving on the Board of Directors that occurred in October 2004, and (2) questioning whether the institutions requesting redemption possessed material nonpublic information about the Seattle Bank at the time they requested redemption. In response to the letter, the Board of Directors formed an independent review committee consisting of directors who were not affiliated with any member bank, who then retained independent counsel. The committee was authorized to review and investigate the circumstances surrounding the redemption requests and to make appropriate recommendations to the Board of Directors regarding whether the Seattle Bank should take any action with respect to the redemption requests and subsequent repurchases.

In February 2005, to avoid any appearance of impropriety regarding any request for redemption of stock by a member institution with an executive who serves as a director of the Seattle Bank, the Board of Directors again adopted a policy covering such redemption requests. The new policy required that, until the content of the three-year business and capital management plan was publicly announced or otherwise made available to member institutions, any request for redemption of stock by an institution with an executive who served as a director of the Seattle Bank would be submitted to the Board of Directors for consideration.

Prior to the March 31 and April 1, 2005 meetings of the Board of Directors, the independent review committee provided a report to the Board of Directors on its investigation of the circumstances surrounding the October 2004 redemption requests and its initial recommendations. At the meetings, the Board of Directors considered the independent review committee’s report, as well as information provided by the affected members, and then directed the independent review committee to consider additional facts, to conduct further analyses, and to report back to the Board of Directors.

The independent review committee then submitted a final report, which was considered by the Board of Directors at a special meeting on May 6, 2005. At that meeting, the Board of Directors found that, although the actions of two of the directors, Allan Landon, Chairman, President and Chief Executive Officer of Bank of Hawaii, and Roy Whitehead, Vice Chairman, President and Chief Executive Officer of Washington Federal Savings, were undertaken without a conscious motivation to harm anyone and with the intention of benefiting the Seattle Bank, there was the appearance of impropriety with respect to stock repurchase requests of $25.4 million in Class B(1) stock from Bank of Hawaii and $48.0 million in Class B(1) stock from Washington Federal Savings. This finding did not apply to the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order. In addition, the Board of Directors found that these directors failed to comply with a rule requiring the disclosure of conflicts of interest by a director by failing to make disclosure to the Board of Directors of their institutions’ planned redemptions. The Board of Directors further concluded that there was no wrongdoing, policy violation, or appearance of impropriety regarding the repurchase of Class B(2) stock from Washington Mutual Bank.

Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead informed the Seattle Bank that they disagree with the Board of Directors’ conclusions and have denied any wrongdoing in connection with the October 2004 redemption requests and repurchases. At the request of the Seattle Bank’s Board of Directors, and in complete settlement of the matter, Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead entered into agreements with the Seattle Bank effective May 12, 2005, pursuant to which: (a) Bank of Hawaii and Washington Federal Savings agreed to restore the stock repurchased in October 2004 (reduced by $834,300 of Class B(1) stock purchased by Washington Federal Savings on April 29, 2005 and excluding the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order), and (b) Mr. Landon and Mr. Whitehead resigned as directors of the Seattle Bank. See “Item 7. Certain Relationships and Related Transactions.” On May 18, 2005, Bank of Hawaii and Washington Federal Savings restored the stock repurchased by the Seattle Bank in October 2004.

On May 18, 2005, the Finance Board accepted the three-year plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board conditions, our Board of Directors adopted policies on May 18, 2005:

•	suspending indefinitely the declaration or payment of any dividend and providing that any future dividend declaration or payment may be made only after prior approval of the OS Director, and

•	suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director.

These policies will be in effect until formally revoked by our Board of Directors, following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B(2) stock for the foreseeable future. Our Board of Directors will not be seeking a waiver to declare dividends for the second quarter of 2005 or for the foreseeable future. Also for the foreseeable future, we do not expect to repurchase shares of capital stock prior to the end of the statutory five-year redemption period.

On May 20, 2005, because the February 2005 policy relating to redemption requests by member institutions with an executive on the Seattle Bank’s Board of Directors had expired upon the Finance Board’s acceptance of the three-year plan and in order to avoid any appearance of impropriety regarding any request for redemption of stock by such institutions, the Board of Directors adopted a new policy covering such redemption requests. The new policy requires that, until the policy is revoked by the Board of Directors, the Seattle Bank will not accept any stock redemption request from any member that has an officer or director that serves as a director of the Seattle Bank, unless the redemption request is first approved by our Board of Directors.

In June 2005, the Finance Board approved an amendment to our capital plan that gives the Board of Directors the ability to allow a member to support its advances with its membership stock, which is stock that a member is required to hold in order to maintain its membership, as long as a member does not hold any excess Class B(1) stock or Class B(2) stock. The Board of Directors has taken the necessary action to allow members to support their advances with their membership stock. Previously, members were required to purchase additional stock, in addition to the membership requirement, in order to take out advances.

Retained Earnings and Dividends. In general, our retained earnings represent our net income after the payment of any dividends to our members. Our net income decreased substantially for the three months ended March 31, 2005, and decreased in each of the years ended December 31, 2004, 2003, and 2002. Since 1986, the Seattle Bank has only declared dividends in the form of capital stock, except for immaterial cash payments relating to dividends on fractional lots, or shares of stock of a member that cannot be grouped into lots of 100 shares. The table below summarizes the amount of dividends declared and the resulting stock issued by the Seattle Bank, and the amount of the stock issued as dividends that we repurchased from member institutions during the quarter ended March 31, 2005 and in each of the previous three years.

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2005	2004	2003	2002
	(dollars in thousands)
Stock issued as dividends	$8.7	$64.2	$123.1	$145.1
Stock issued as dividends, and repurchased	0.0	15.3	24.5	23.4

Percentage of stock issued as dividends and repurchased	0.0%	23.7%	19.9%	16.3%

In November 2004, the Seattle Bank’s Board of Directors adopted a new dividend policy. Under the new policy, dividend declarations in any quarter, if any, will be based on actual earnings from the previous quarter. We believe this dividend strategy will enable our Board of Directors to more accurately set the dividend and allow members to account for their dividend income with greater certainty. In the past, the Board of Directors had declared the dividend prior to the quarter end, based on projected financial results.

The transition to the new timing for the dividend declaration and payment occurred during the fourth quarter of 2004. To implement this new policy, our Board of Directors elected to delay the next dividend declaration and payment until the first quarter of 2005. We declared a member dividend in January 2005, based on actual earnings from the fourth quarter of 2004, subject to our capital requirements, retained earnings policy, and dividend limits described above. We paid the dividend in March 2005, based on each member’s average capital stock outstanding during the fourth quarter of 2004. As a result of this change, members did not receive a dividend during the fourth quarter of 2004.

On May 18, 2005, as a condition to the Finance Board’s acceptance of the three-year plan, our Board of Directors adopted a resolution suspending indefinitely dividends on all classes of our capital stock, without prior approval of the OS Director. As a result of this resolution and lower net income expectations, our Board of Directors will not be declaring a dividend for the second quarter of 2005, or for the foreseeable future. In addition, under the three-year plan, we will give priority to building retained earnings over payment of dividends until we have transitioned from a mortgage-focused to an advances-focused bank, and in no event will we pay dividends of greater than 50% of then current period earnings.

In 2003, the Finance Board issued guidance to the FHLBanks calling for each FHLBank, at least annually, to assess the adequacy of its retained earnings in light of alternative possible future financial and economic scenarios, including parallel and non-parallel interest-rate shifts, changes in the basis relationship between different yield curves, and changes in the credit quality of the FHLBank’s assets. Each FHLBank’s board of directors is expected to adopt a retained earnings policy that includes a target level of retained earnings, as well as a plan that will enable the FHLBank to reach the target level of retained earnings.

In September 2004, the Seattle Bank’s Board of Directors adopted a revised retained earnings policy and increased its target level of retained earnings following guidance from the Finance Board. Under this revised retained earnings policy, we planned to increase the target level of retained earnings over the next three years, based on a periodic review of the target level. As of December 31, 2004, this target level was set at $89.0 million, was increased to $99.0 million in January 2005, and was further increased to $126.0 million in May 2005. The revised retained earnings policy was submitted to the Finance Board and is pending review.

Our retained earnings increased by 5.3%, to $79.3 million, as of March 31, 2005, compared to December 31, 2004. We have not reached our retained earnings target since implementation of the retained earnings policy, and we do not expect to reach our retained earnings target for the foreseeable future as a result of the anticipated trend of net losses for 2005 and 2006. This trend will likely result in a reduction in our retained earnings to below $40 million.

Statutory Capital Requirements. We are subject to three statutory capital requirements. As of March 31, 2005, and December 31, 2004 and 2003, we were in compliance with these statutory capital requirements. These requirements are as follows:

First, we are required to hold risk-based capital equal to the sum of our credit-risk requirement, market-risk requirement, and operations-risk requirement, calculated in accordance with federal law and regulations.

•	Credit risk is the potential for financial loss because of the failure of a borrower or counterparty to perform on an obligation. The credit-risk requirement is determined by adding the credit-risk capital charges for assets, off-balance sheet items, and derivative contracts based on, among other things, the credit percentages assigned to each item as required by federal law and regulations.

•	Market risk is the potential for financial losses due to the increase or decrease in the value or price of an asset or liability resulting from broad movements in prices, such as interest rates. The market-risk requirement is determined by adding the market value of the portfolio at risk from movements in interest-rate fluctuations that could occur during times of market stress and the amount, if any, by which the current market value of our total capital is less than 85% of the book value of our total capital. We calculate the market value of our portfolio at risk and the current market value of our total capital by using an internal model. Our modeling approach and underlying assumptions are subject to Finance Board review and approval on an ongoing basis.

•	Operations risk is the potential for unexpected financial losses due to inadequate information systems, operational problems, breaches in internal controls, or fraud. The operations-risk requirement is determined as a percentage of the market-risk requirement. The Finance Board has determined this risk requirement to be 30% of the sum of the credit-risk and market-risk requirements described above.

Only permanent capital, defined as retained earnings and Class B stock, can satisfy the risk-based capital requirement. Mandatorily redeemable Class B stock is included in our permanent capital based on a directive from the Finance Board. The Finance Board has the authority to require us to maintain a greater amount of permanent capital than is required by the risk-based capital requirements, as defined, but has never exercised such authority. The following table presents our permanent capital and risk-based capital requirements as of March 31, 2005, and December 31, 2004 and 2003.

	As of March 31,	As of December 31,
	2005	2004	2003
	(in thousands)
Permanent Capital
Class B(1) stock	$1,889,160	$1,972,594	$2,285,032
Class B(2) stock	133,843	54,233	113,473
Mandatorily redeemable Class B stock	77,467	64,139
Retained earnings	79,315	75,296	57,177

Permanent capital	$2,179,785	$2,166,262	$2,455,682

Risk-Based Capital Requirement
Credit risk	$186,029	$193,091	$172,940
Market risk	184,636	262,821	361,599
Operations risk	111,200	136,773	160,362

Risk-based capital requirement	$481,865	$592,685	$694,901

Second, the GLB Act imposes a 5% minimum leverage ratio based on total capital, which includes a 1.5 weighting factor applicable to permanent capital. A minimum leverage ratio, which is defined as total permanent capital (with permanent capital multiplied by 1.5) divided by total assets, is intended to ensure that the Seattle Bank maintains a sufficient amount of capital to service our debt. The leverage ratio measures the degree to which we use debt. Leverage ratios at or near the 5% minimum would indicate that we have reached our maximum capacity to fund operations through the issuance of additional debt, and leverage ratios that exceed the 5% minimum indicate that we have additional capacity to fund operations through the issuance of debt. The following table presents our leverage ratios as of March 31, 2005 and December 31, 2004 and 2003.

	As of March 31,	As of December 31,
	2005	2004	2003
	(dollars in thousands)
Leverage Ratio
Minimum leverage capital (5% of total assets)	$2,404,272	$2,404,301	$2,558,191
Leverage capital (includes 1.5 weighting factor applicable to permanent capital)	3,269,678	3,249,393	3,683,523
Leverage ratio (leverage capital as a percentage of total assets)	6.80%	6.76%	7.20%

Third, the GLB Act imposes a 4% minimum capital ratio, defined as total capital divided by total assets, that does not include the 1.5 weighting factor applicable to permanent capital. We use the capital ratio measure to monitor our operations. Capital ratios at or near the required minimums would indicate that we have fully utilized our available capital resources to run our operations, and capital ratios that exceed these minimums would indicate that we had additional capacity to increase our asset base to increase earnings capacity. The following table presents our capital ratios as of March 31, 2005 and December 31, 2004 and 2003.

	As of March 31,	As of December 31,
	2005	2004	2003
	(dollars in thousands)
Capital Ratio
Minimum capital (4.15% of total assets as of March 31, 2005, and December 31, 2004, and 4.00% as of December 31, 2003)	$1,995,545	$1,995,570	$2,046,553
Capital ratio (permanent capital as a percentage of total assets)	4.53%	4.50%	4.80%

Under the three-year plan, we must maintain a higher minimum regulatory capital ratio of 4.25%. From time to time, adherence to our minimum capital ratio may constrain our capacity to make advances to members because advances may increase our total assets without increasing our permanent capital.

Liquidity

We are required to maintain liquidity in accordance with federal law and regulation and policies established by our Board of Directors. In addition, in their asset and liability management planning, members may look to the Seattle Bank to provide standby liquidity. We seek to be in a position to meet our regulatory requirements, our board-established policies, and our members’ credit and liquidity needs without maintaining excessive holdings of low-yielding liquid investments or being forced to incur unnecessarily high borrowing costs. We actively manage our liquidity to preserve stable, reliable, and cost-effective sources of cash to meet all current and future normal operating financial commitments.

Our primary sources of liquidity are short-term investments and the proceeds of new consolidated obligation issuances. Other short-term borrowings, including federal funds purchased, and securities sold under agreements to repurchase provide additional liquidity. Member deposits and capital are also liquidity sources. To ensure that adequate liquidity is available to meet our cash requirements, we monitor and forecast our future cash flows and our members’ liquidity needs, and we adjust our funding and investment strategies as needed.

Federal regulations require the FHLBanks to maintain, in the aggregate, unpledged qualifying assets equal to the consolidated obligations outstanding. Qualifying assets are defined as: cash; secured advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the consolidated obligations; mortgage loans or other securities of or issued by the U.S. government or its agencies; and securities that fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located. The following table presents our compliance with this requirement as of March 31, 2005 and December 31, 2004, 2003, and 2002.

	As of March 31,	As of December 31,
	2005	2004	2003	2002
	(in thousands)
Outstanding debt	$43,295,217	$44,106,197	$46,518,348	$41,568,920
Aggregate qualifying assets	48,038,882	48,032,375	51,097,833	46,589,796

We maintain contingency liquidity plans designed to enable us to meet our obligations and the liquidity needs of our members in the event of operational disruptions at the Seattle Bank or the Office of Finance or short-term financial market disruptions. These include back-up funding sources in the repurchase and federal funds markets. For additional information on our statutory liquidity requirements, see “Item 1. Business—Regulation—Liquidity Requirements.”

We continuously monitor our liquidity position and anticipated funding needs. In the event of a financial market disruption in which the FHLBank System was not able to issue consolidated obligations, we could borrow against our held-to-maturity investment portfolio to meet operational needs. Our investment portfolio includes high-quality investment securities that are readily marketable. Our long-term investments include U.S. agency obligations and mortgage-backed securities, of which almost 100% were rated “AAA” by Standard & Poor’s or “Aaa” by Moody’s as of May 31, 2005. For additional information regarding investment quality and types, see “Item 1. Business—Business Segments—Traditional Member Finance—Investments.”

The following table presents our contractual obligations and commitments as of March 31, 2005.

	Payment Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years		Thereafter		Total
	(in thousands)
Contractual Obligations
Consolidated obligations	$10,555,100	$11,585,725		$7,121,550		$10,466,500	$39,728,875
Securities sold under agreement to repurchase	1,049,990						1,049,990
Member term deposits	106,965						106,965
Operating leases	2,695	5,908		6,677		10,627	25,907
Consolidated obligation bonds traded not settled	145,000						145,000

Total contractual obligations	$11,859,750	$11,591,633		$7,128,227		$10,477,127	$41,056,737

Other Commitments
Commitments for additional advances	$10,262	$19,472	$		$		$29,734
Standby letters of credit	125,406	6,561				545	132,512
Standby bond purchase agreements	83,065						83,065
Commitments to fund mortgage loans	4,958						4,958
Unused line of credits and other commitments		50,000					50,000

Total other commitments	$223,691	$76,033	$			$545	$300,269

Results of Operations

For the Three Months Ended March 31, 2005 and 2004

The Seattle Bank’s net income decreased by 46.6%, to $12.3 million, for the three months ended March 31, 2005, compared to the same period in 2004. In addition, we had net unrealized market value losses of approximately $300 million, which are not reflected in our March 31, 2005 Statement of Condition. See “—Overview” and “Item 13. Financial Statements and Supplementary Data—Financial Statements—Note 13 of the Condensed Notes to Financial Statements.” These unrealized market value losses are likely to further depress our net income over future periods. Because of these net unrealized market value losses, the ratio of the market value of our equity to the book value of our equity was 86% as of March 31, 2005. Our net unrealized market value losses have increased since March 31, 2005 to approximately $400 million as of May 31, 2005, reducing the ratio of the market value of our equity to the book value of our equity to 81% as of that date. We measure the market value of our equity as the present value of the expected net cash flows from all our existing assets and liabilities. The amount of our net unrealized market value losses involves estimates of the market values of our assets and liabilities, which we discuss in greater depth in “—Financial Condition.”

As a result of the historical trends and the actions we have taken or expect to take, including in connection with the three-year plan, which are more fully discussed in “—Overview,” we anticipate a trend of net losses for 2005 and 2006, and potential net income in 2007. The projected net losses will likely result in a reduction in our retained earnings to below $40 million which, under the three-year plan, would trigger submission of 12-month projections to the Office of Supervision. If those projections should show zero retained earnings or a retained deficit in any period, we will provide an analysis that presents, evaluates and compares available methods, costs and consequences of avoiding or addressing the retained deficit and recommends a contingency plan. Such a contingency plan could focus on increasing earnings through actions such as making alternative investments, offering new products, or further reducing operating costs. A contingency plan could also include reorganization, liquidation, merger, or other alternative courses of action acceptable to the Finance Board at that time. Despite the trend of net losses, as of March 31, 2005, we had over $2.1 billion in total capital, and expect to remain a solvent institution with capital levels in excess of regulatory minimum capital requirements and a positive retained earnings balance. The three-year plan is designed to reduce our interest-rate risk exposure, improve our market value of equity to book value of equity ratio, eventually increase our profitability, and help us achieve a level of sustained retained earnings growth.

Our operating results for the three months ended March 31, 2005 continued to reflect the negative impact of a flattening yield curve, due primarily to an increase in short-term interest rates combined with a decrease in long-term interest rates during the first quarter. These trends continued to impact net income in two ways during the first quarter of 2005. First, we held more short-term liabilities than short-term assets, and the increase in short-term interest rates, driven by the 50 basis point increase in the federal funds discount rate during the first three months of 2005, increased our short-term cost of funds more than it increased our asset yields. In addition, long-term interest rates continued to fall, negatively impacting the yields on our MPP assets and our long-term investment portfolio. Second, interest-rate fluctuations during the first quarter of 2005 and expectations regarding the timing and amount of future interest-rate increases resulted in an increase in prepayment speeds on mortgage loans. These factors accelerated the premium amortization of our mortgage-based assets and negatively impacted interest income and average yields. We expect that premium amortization on our mortgage-based assets will continue to fluctuate as prepayment speed estimates and interest rates change.

Net Interest Income

Net interest income is the primary performance measure for our ongoing operations. Our net interest income consists of interest earned on advances, mortgage loans held for portfolio, and investments, less interest paid on consolidated obligations, deposits, and other borrowings. Our net interest income is impacted by changes in the dollar volume (volume) of our interest-earning assets and interest-bearing liabilities and changes in the average yield (rate) for both the interest-earning assets and interest-bearing liabilities. These changes may be driven by economic factors or by changes in our products or services. Beginning in 2001 and through 2003, the Federal Reserve reduced short-term interest rates by 550 basis points. Although interest rates increased by 125 basis points during 2004 and by 50 basis points during the first three months of 2005, the historically low rates and the sustained period of such low interest rates significantly impacted and continue to impact our net interest income through both our interest income and interest expense.

The following table presents the components of our net interest income for the three months ended March 31, 2005 and 2004.

	For the Three Months Ended March 31,
	2005	2004	% Increase (Decrease)
	(dollars in thousands)
Interest income	$449,907	$406,493	10.7
Interest expense	414,104	362,109	14.4

Net interest income	$35,803	$44,384	(19.3)

Both total interest income and total interest expense increased for the three months ended March 31, 2005, compared to the prior period, but net interest income decreased as a result of both a reduction in volume of our higher-earning assets due to prepayments and our ownership of more short-term liabilities than short-term assets in a rising short-term interest-rate environment.

The requirements of the Finance Board agreement and implementation of the three-year plan, as well as recent changes to our policies relating to retained earnings, dividends, and stock repurchases, including the limitations connected to the Finance Board’s acceptance of the three-year plan, could negatively impact our net interest income as a result of the potential impact on member demand for advances and other products, our exit from the MPP, and the restrictions on our purchases of other FHLBanks’ consolidated obligations.

Average Balances, Interest Income and Expense, and Average Yields. The following table presents average balances and yields, and interest income and expense of major interest-earning asset and interest-bearing liability categories, for the three months ended March 31, 2005 and 2004. It also presents spreads between the average yield on total earning assets and the average cost of interest-bearing liabilities for the three months ended March 31, 2005 and 2004.

	For the Three Months Ended March 31,
	2005			2004
	Average Balance	Interest Income/ Expense	Average Yield %	Average Balance	Interest Income/ Expense	Average Yield %
	(dollars in thousands, except average yield data)
Interest-Earning Assets
Advances	$16,240,338	$129,911	3.24	$18,801,384	$107,260	2.29
Investments	21,409,609	190,205	3.60	19,409,785	162,289	3.36
Mortgage loans held for portfolio	10,253,124	129,782	5.13	11,553,524	136,944	4.77
Other interest-earning assets	1,497	9	2.59	100

Total interest-earning assets	$47,904,568	$449,907	3.81	$49,764,793	$406,493	3.28

Other assets	302,416			280,281

Total assets	$48,206,984			$50,045,074

Interest-Bearing Liabilities
Consolidated obligations	$43,520,353	$403,843	3.76	$45,557,186	$359,372	3.17
Deposits	833,599	4,867	2.37	1,221,080	2,734	0.90
Mandatorily redeemable Class B stock	507,068	(3)	0.00
Other borrowings	919,135	5,397	2.38	890	3	1.19

Total interest-bearing liabilities	45,780,155	$414,104	3.67	46,779,156	$362,109	3.11

Other liabilities	758,317			796,457
Capital	1,668,512			2,469,461

Total liabilities and capital	$48,206,984			$50,045,074

Net interest income		$35,803			$44,384

Interest-rate spread			0.14			0.17

As part of the three-year plan, we have begun our exit from the MPP and revised our business model to refocus our business on our advances. We expect to continue to increase the use of discretionary pricing to increase our advances activity. We also expect that our mortgage loan assets will continue to decrease as mortgage loans are paid off, and we are exploring the feasibility of selling portions of our mortgage loan portfolio.

For the three months ended March 31, 2005, the composition of our interest-earning assets changed significantly from those of the same period in 2004, with the average balance of our advances outstanding and mortgage loans held for portfolio declining and the average balance of our investments significantly increasing. The reduction in advances primarily reflected the maturity and non-renewal of advances of two larger members, discussed in more detail below, while the reduction in mortgage loans held for portfolio reflected our decision to exit the MPP and therefore not purchase additional mortgage loans, as principal on our existing mortgage loans matured or were paid down. The increase in investments reflected our purchase of investments during the second half of 2004, primarily consolidated obligations on which other FHLBanks are the primary obligor, as we targeted increasing interest income through investments.

The general increase in interest rates between January 1, 2004, and March 31, 2005, led to increased interest rates on our interest-bearing assets and increased interest income during the first quarter of 2005, compared to the applicable period of 2004. However, for the three months ended March 31, 2005, compared to the same period in 2004, we experienced an increase in the average yield on our interest-bearing liabilities that compressed our interest-rate spread and decreased our net interest income. The compression of our interest-rate spread resulted from a mismatch between the timing of interest-rate changes on our interest-earning assets and changes on our interest-bearing liabilities, due to the differences in the length of the repricing periods of these assets and liabilities. These differences in the length of the repricing periods were primarily due to the lock-out periods on retirement of our consolidated obligations. As a result, in early 2005 and during 2004, as our interest-earning assets were repaid, we were not able to reduce our outstanding consolidated obligations commensurately.

Changes in Volume and Rate. The following table separates the two principal components of the changes in our net interest income—interest income and interest expense—identifying the amounts due to changes in the volume of interest-earning assets and interest-bearing liabilities and changes in the average interest rate, for the three months ended March 31, 2005 and 2004.

	For the Years Ended March 31,
	2005 vs. 2004 Increase (Decrease)
	Volume*	Rate*	Total
	(in millions)
Interest Income
Advances	$(16.1)	$38.8	$22.7
Mortgage loans held for portfolio	(16.1)	8.9	(7.2)
Investments	17.4	10.5	27.9

Total interest income	(14.8)	58.2	43.4

Interest Expense
Consolidated obligations	(16.6)	61.1	44.5
Deposits and other borrowings	3.4	4.1	7.5

Total interest expense	(13.2)	65.2	52.0

Change in net interest income	$(1.6)	$(7.0)	$(8.6)

*	Changes in interest income and interest expense not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, are allocated to the volume and rate categories based on the proportion of the absolute value of the volume and rate changes.

The interplay of these changes in the volume and the rate of our interest-earning assets and our interest-bearing liabilities is discussed in more detail below in connection with each category of asset or liability.

Interest Income

The following table presents the components of our interest income by category of interest-earning asset and the percentage change in each category for the three months ended March 31, 2005 and 2004, compared to the prior period.

	For the Three Months Ended March 31,
	2005	2004	% Increase (Decrease)
	(dollars in thousands)
Interest Income
Advances	$128,248	$107,221	19.6
Prepayment fees on advances	1,663	39	4,164.1

Subtotal	129,911	107,260	21.1
Investments	190,205	162,289	17.2
Mortgage loans held for portfolio	129,782	136,944	(5.2)
Other	9		NA

Total interest income	$449,907	$406,493	10.7

The increase in total interest income for the three months ended March 31, 2005, compared to the same period in 2004, is primarily due to the significant increase in the yield on our advances and the volume and yield on our investments, partially offset by a decrease in the volume of our advances outstanding and our mortgage loans held for portfolio.

Advances. Interest income from advances increased 19.6% for the three months ended March 31, 2005, compared to the same period in 2004. The increase in interest income from advances in the first three months of 2005, compared to the same period of 2004, was primarily due to significant increases in interest rates, partially offset by declines in average advance volumes. This decline in volume was primarily the result of the maturity and non-renewal of advances by two large members in the second, third, and fourth quarters of 2004. Our average advances outstanding decreased by $2.6 billion as of March 31, 2005, compared to the same period of 2004.

As part of the three-year plan, we are refocusing our business on our advances and expect to continue to increase advances using discretionary pricing. Since the yield on advances is lower than the yield on mortgage loans held for portfolio, we expect net interest income to decline, although our interest-rate risk profile will also decrease. We expect increased use of discretionary pricing to increase advance volumes; however, our overall advance balance will become even more dependent upon the borrowing decisions of a few large members. Recently adopted changes to our policies regarding retained earnings, dividends, and stock repurchases, including the limitations connected with the Finance Board’s acceptance of the three-year plan, may impact the borrowing decisions of our members.

Prepayment Fees on Advances. During the three months ended March 31, 2005, we recorded prepayment fee income of $1.7 million. Of this amount, $1.4 million was primarily due to fees charged to borrowers for repaying $258.0 million in advances, partially offset by termination fees charged on the cancellation of interest-rate exchange agreements hedging those advances. There was no comparable activity during the first three months of 2004. Federal regulations generally require advances with a maturity or repricing period greater than six months to carry a prepayment fee sufficient to make us financially indifferent to a borrower’s decision to prepay the advances. The amount of prepayment fee charged depends on the prepaid advance’s remaining term-to-maturity and interest rate.

Investments. Interest income from investments, which includes short-term investments (e.g., interest-bearing deposits, securities purchased under agreements to resell, and federal funds sold), and long-term investments (e.g., held-to-maturity securities and trading securities), increased by 17.2% in the first three months of 2005, compared to the same period in 2004. The increase was a result of a significant increase in the size of our investment portfolio, which was driven by our decision in 2004 to increase net interest income from investments in order to compensate for declines in advance volumes and lower-than-expected MPP growth. In order to do this, we used funds obtained from the issuance of consolidated obligations to purchase investments, primarily consolidated obligations on which other FHLBanks were primary obligors. We also reinvested the proceeds from non-renewing advances and mortgage loan prepayments in investments. Pursuant to the Finance Board agreement, we are prohibited from making additional purchases of consolidated obligations on which other FHLBanks are primary obligors without Finance Board approval.

Our interest income on investments in the three months ended March 31, 2005, also benefited from increases in interest rates during the latter portion of 2004 and in early 2005. The increase in our average yield was 24 basis points for the three months ended March 31, 2005. In the near term, we expect to decrease investment volume, thereby lowering interest income from investments.

Mortgage Loans Held for Portfolio. Interest income from mortgage loans held for portfolio decreased by 5.2% for the three months ended March 31, 2005, compared to the same period in 2004. The decrease was primarily due to lower-than-expected volumes of mortgage loan purchases from members during early 2005 and 2004 and to our decision in early 2005 to exit the MPP. The average balance of MPP mortgage loans during the three months ended March 31, 2005, was $10.3 billion, compared to $11.6 billion in the three months ended March 31, 2004.

Interest income from mortgage loans held for portfolio was also impacted by changes in interest-rate levels and estimated prepayment speeds. The average yield improved to 5.13% for the three months ended March 31, 2005, from 4.77% for the applicable period in 2004. The increase in yield in the first three months of 2005 was primarily due to a decrease in premium amortization as a result of declines in estimated mortgage loan prepayment speeds as long-term rates began to rise in 2004 and early 2005. For the three months ended March 31, 2005 and 2004, premium amortization on mortgage loans held for portfolio totaled $3.9 million and $15.1 million.

Interest Expense

The following table presents the components of our interest expense for the three months ended March 31, 2005, compared to the same period of 2004.

	For the Three Months Ended March 31,
	2005	2004	% Increase (Decrease)
	(dollars in thousands)
Consolidated obligations	$403,843	$359,372	12.4
Deposits	4,867	2,734	78.0
Mandatorily redeemable Class B stock	(3)		NA
Other borrowings	5,397	3	NA

Total interest income	$414,104	$362,109	14.4

Consolidated Obligations. Interest expense on consolidated obligations increased by 12.4% for the three months ended March 31, 2005, compared to the same period of 2004. This increase was the result of increases in interest rates in late 2004 and early 2005, partially offset by decreases in the amounts of outstanding consolidated obligations.

We seek to manage our debt portfolio by issuing bullet and callable consolidated obligation bonds, by calling and reissuing consolidated obligation bonds to take advantage of lower interest rates, where possible, and by using a combination of callable consolidated obligation bonds and interest-rate swaps. However, due to the repayment terms on some of our consolidated obligations, which prohibit early redemptions during a lock-out period, we were not able to effectively match these repayments and redemptions to our assets during the first three months of 2005, and in 2004 or 2003. Longer-term, higher-cost consolidated obligations and the locked-out, higher-cost consolidated obligations, combined with lower interest income attributable to an advances-focused strategy, will likely result in a decrease in or continued pressure on net interest income for the next few years.

Deposits. Interest expense on deposits increased for the three months ended March 31, 2005, due to an increase in the yield paid to members of 147 basis points, which was partially offset by a $387.5 million decrease in the average balances of deposits during this period, compared to the applicable prior period.

Impact of Derivatives and Hedging on Net Interest Income

The following table presents the impact of derivatives and hedging on the components of our interest income and interest expense for the three months ended March 31, 2005 and 2004.

	For the Three Months Ended March 31,
	2005	2004
	(in thousands)
Interest Income
Advances	$(18,802)	$(30,563)

Interest Expense
Consolidated obligations	7,125	46,857

Impact to net interest income	$(11,677)	$16,294

We use derivative instruments to manage our exposure to changes in interest rates and to adjust the effective maturity, repricing frequency, or option characteristics of our assets and liabilities in response to changing market conditions. Our use of interest-rate exchange agreements had a net unfavorable impact to net interest income for the three-month period ended March 31, 2005, and a favorable impact to net interest income for the same period of 2004. See “—Summary of Critical Accounting Estimates—Derivatives and Hedging” for more information.

Other Income (Loss)

Other income (loss) includes member service fees, gain and loss on trading securities, gain and loss on derivatives and hedging activities, and other miscellaneous income or loss not included in net interest income. Because of the type of financial activity reported in this category, other income (loss) can be volatile from one period to another. For instance, gain and loss on derivatives and hedging activities is highly dependent on changes in interest rates and spreads between various interest-rate yield curves.

The following table presents the components of our other income (loss) for the three months ended March 31, 2005 and 2004.

	For the Three Months Ended March 31,
	2005	2004	% Increase (Decrease)
	(dollars in thousands)
Service fees	$520	$593	(12.3)
Net gain on trading securities	2,140	10,937	(80.4)
Net realized and unrealized loss on derivatives and hedging activities	(2,462)	(13,910)	(82.3)
Loss from early extinguishment of consolidated obligations	(3,041)		NA
Other, net	(19)	29	(165.5)

Total	$(2,862)	$(2,351)	21.7

Total other income (loss) decreased by $511,000 for the three months ended March 31, 2005, compared to the same period in 2004. The decrease was due primarily to the loss on early extinguishment of consolidated obligation bonds and a decrease in the net gain on trading securities, partially offset by a decrease in the net realized and unrealized loss on derivatives and hedging activities. During the first quarter of 2005, we extinguished $100 million of consolidated obligations in the form of long-term, unswapped bullet debt with a weighted interest rate of 5.375%. This extinguishment resulted in a loss of $3.0 million on the consolidated obligation bonds, which was partially offset by fees charged on prepaid advances and realized gains on the termination of swaption contracts. The loss on the extinguishment of consolidated obligation bonds and gains on swaption contracts are recorded in other income (loss), the prepayment fee on advances is recorded in interest income in the Statement of Income.

Net Gain on Trading Securities and Net Realized and Unrealized Loss on Derivatives and Hedging Activities. Our net gain on trading securities and net realized and unrealized loss on derivatives and hedging activities generally comprise the majority of our other income (loss).

The following table summarizes the components of net gain on trading securities as well as net realized and unrealized gain (loss) on derivatives and hedging activities, for the three months ended March 31, 2005 and 2004.

	Advances		Trading Securities	Mortgage Loans/ Commitments		Consolidated Obligations		Statement of Condition		Intermediary Positions		Total
	(in thousands)
For the Three Months Ended March 31, 2005
Net gain on trading securities	$		$2,140	$		$		$		$		$2,140
Net realized and unrealized gain (loss) on derivatives and hedging activities			526		(1,033)		(870)		(1,073)		(12)	(2,462)

Total	$		$2,666		$(1,033)		$(870)		$(1,073)		$(12)	$(322)

For the Three Months Ended March 31, 2004
Net gain on trading securities	$		$10,937	$		$		$		$		$10,937
Net realized and unrealized gain (loss) on derivatives and hedging activities		1	(13,024)		1,345		(3)		(2,198)		(31)	(13,910)

Total		$1	$(2,087)		$1,345		$(3)		$(2,198)		$(31)	$(2,973)

Net Gain on Trading Securities. The following table presents the components of net unrealized gain (loss) on trading securities, compared to the net realized and unrealized gain (loss) on the interest-rate exchange agreement that economically hedges the investment held as a trading security, net of the interest expense component, for the three months ended March 31, 2005 and 2004.

	For the Three Months Ended March 31,
	2005	2004
	(in thousands)
Net realized and unrealized gain (loss) on derivatives and hedging activities on interest-rate exchange agreements hedging trading securities	$526	$(13,024)
Less: Interest expense on interest-rate exchange agreements hedging trading securities	(2,240)	(2,928)

Net unrealized gain (loss)	2,766	(10,096)
Net gain from trading securities	2,140	10,937

Net difference between net gain on trading securities and net realized and unrealized gain (loss) on interest-rate exchange agreements hedging trading securities	$4,906	$841

As of March 31, 2005 and 2004, our trading securities consisted of one GSE debt obligation. This trading security is economically hedged by an interest-rate exchange agreement. We recorded the changes in fair value of the trading securities and the associated interest-rate exchange agreement as “net gain on trading securities” and “net realized and unrealized loss on derivatives and hedging activities” on our Statements of Income.

We determine the change in fair value on the GSE debt obligation classified as a trading security using quoted market prices from securities brokers. We calculate the change in fair value on the interest-rate exchange agreement based on estimated fair values of interest-rate exchange agreements with similar terms or available market prices. Although we expect the majority of the changes in fair value of trading securities to be offset by opposite changes in fair value of the corresponding interest-rate exchange agreement, there will be differences that are reported in total other income (loss) in the Statements of Income.

For the three months ended March 31, 2005, compared to the same period in 2004, much of the change in our total net realized and unrealized gain (loss) on derivatives and hedging activities was due to changes in the fair value of mortgage delivery commitments, consolidated obligation bonds and the corresponding interest-rate exchange agreement, and swaptions. For the three months ended March 31, 2005, compared to the same period in 2004, much of the change in our total net realized and unrealized gain (loss) on derivatives and hedging activities was due to changes in the fair value of interest-rate exchange agreements that economically hedged our trading securities. In the first three months of 2005, the gain on the interest-rate exchange agreement hedging the trading security contributed approximately 21.4% of the net $2.5 million loss on derivatives and hedging activities, compared to 93.6% of the net $13.9 million loss for the same period in 2004. Because of the volatility of the U.S. agency obligation and agency yield curve spreads relative to the LIBOR curve, the changes in the fair value of the trading securities have not been completely offset by the changes in the fair value of the related hedging instrument.

Net Realized and Unrealized Gain (Loss) on Derivatives and Hedging Activities

Mortgage Loans/Commitments. Commitments to purchase mortgage loans are classified as derivatives, and the changes in the fair value of the commitments are included in other income (loss). As part of the three-year plan, we have begun exiting the MPP, and we have ceased entering into new master commitment contracts. For the three months ended March 31, 2005, the fair value on our mortgage commitments was a loss of $97,000, compared to a gain of $1.3 million for the same period in 2004.

As of March 31, 2005, we had outstanding $4.2 billion notional amount of swaptions to economically hedge our interest-rate risk. Of this amount, $2.7 billion was allocated to our mortgage loan portfolio and the remaining $1.5 billion was allocated to other mortgage-based assets. We expect that we will continue to purchase interest-rate exchange agreements during 2005 to continue to hedge the mortgage loan portfolio. For the three months ended March 31, 2005, the fair value loss on the portion of the swaptions allocated to our mortgage loan portfolio was $936,000. We did not hold any swaptions as of and for the three months ended March 31, 2004.

Consolidated Obligation. During the second quarter of 2004, we changed the manner in which we assess effectiveness for certain highly effective consolidated obligation hedging relationships since our adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, on January 1, 2001. Under our prior approach, we inappropriately assumed no ineffectiveness for these hedging transactions, since each consolidated obligation and its designated interest-rate exchange agreement had identical terms, with the exception that the interest-rate exchange agreement used in these relationships was structured with one settlement amount under the receive side of the interest-rate exchange agreement that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the consolidated obligation. During 2004, we changed our method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. We assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003. We determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of our operations or financial condition for any of these prior reporting periods. For the year ended December 31, 2004, we recorded an increase of $2.9 million to net income before assessments, reflecting the accounting as if we had employed the new approach since the date of adoption of SFAS 133 through March 31, 2004. Of this amount, $1.7 million related to 2003, 2002, and 2001. In addition, as part of the accounting adjustment, we reclassified $3.0 million of deferred interest-rate swap agreement fees from interest expense to “net realized and unrealized gain (loss) on derivatives and hedging activities” in the Statements of Income. The reclassification relates to fees recognized on terminated interest-rate exchange agreements hedging consolidated obligations that had been repaid. We expect that this methodology of measuring hedge ineffectiveness on an ongoing basis will lead to more volatility in our net income in future periods. However, the cumulative amount of these changes should generally offset each other if the derivative and hedged item are both held to maturity or terminated on their respective call dates, which is generally the case for these transactions.

Statement of Condition. As of March 31, 2005, we held $700 million notional amount of interest-rate caps that are used to economically hedge changes in the fair value of our assets and liabilities. Because the interest-rate caps do not qualify for hedge accounting treatment, the changes in the fair value of the interest-rate caps are recorded as net realized and unrealized loss on derivatives and hedging activities in the Statement of Income. The gains and losses are primarily caused by changes in the interest rates that impact the fair value of the interest-rate caps.

In addition, as of March 31, 2005, we had outstanding $4.2 billion notional amount of swaptions to economically hedge our interest-rate risk, of which $1.5 billion was allocated to our mortgage-based assets reflected in our Statement of Condition. For the three months ended March 31, 2005, the fair value loss on the portion of the swaptions allocated to these assets was $527,000.

Other Expense

Other expense includes operating expenses, Finance Board and Office of Finance assessments, and other items, which consist primarily of mortgage loan administrative fees paid to vendors related to our mortgage loans held for portfolio. The following table presents the components of our other expense for the three months ended March 31, 2005, compared to the applicable prior period.

	For the Three Months Ended March 31,
	2005	2004	% Increase (Decrease)
	(dollars in thousands)
Operating Expense:
Salary and benefits	$8,402	$6,311	33.1
Occupancy cost	1,073	858	25.1
Other operating	5,370	2,250	138.7
Finance Board	532	358	48.6
Office of Finance	277	294	(5.8)
Other, net	563	693	(18.8)

Total other expense	$16,217	$10,764	50.7

Operating Expenses. Operating expenses increased for the three months ended March 31, 2005, compared to the same period in 2004, primarily reflecting incremental staffing, termination-related expenses, and an increase in professional and other contractual services costs related to implementation of the Finance Board agreement, development of the three-year plan, the requirement to register a class of our equity securities with the SEC and to comply with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and Finance Board requirements. Other infrastructure expenses included professional services to strengthen the financial and operational systems that support our business. In the first quarter of 2005, we incurred, and expect to continue to incur, significant expenses in order to implement the Finance Board agreement and the three-year plan.

Salaries and benefits increased by 33.1% in the first three months of 2005, compared to the same period in 2004, primarily reflecting $2.1 million for termination-related expenses, and increased salaries and benefits for existing employees. Our total number of employees as of March 31, 2004 was 170, compared to 192 as of December 31, 2004. In 2005, we are decreasing our staffing by approximately 40 employees from December 31, 2004 to approximately 150 employees, largely related to our decision to exit from the MPP. We will continue to recognize additional salary and benefit expense during the year as affected employees reach their termination dates and related severance costs are incurred.

Occupancy cost primarily includes the expenses related to our leases on two offices in Seattle and an emergency back-up facility outside of Seattle. Occupancy cost increased by 25.1% for the three months ended March 31, 2005, compared to the applicable prior period. The increase reflects office space leased to accommodate the increase in personnel during 2004. With the planned decrease in staffing levels, we will be considering alternatives for decreasing our leased space in Seattle to reduce our occupancy cost in the future.

Other operating expenses increased by 138.7% for the three months ended March 31, 2005, compared to the same period in 2004. The increase was due primarily to professional and other contractual services. During the first quarter of 2005, consulting fees incurred in connection with the implementation of the Finance Board agreement and the three-year plan were $2.7 million. We expect to incur at least an additional $10 million through 2007 for consulting services related to the implementation of the Finance Board agreement and the three-year plan. In the first three months of 2004, professional services included services received in connection with enhancing infrastructure to support the more complex risk profiles associated with the MPP mortgage loans, employee search fees, consulting work in connection with preparation for SEC registration and compliance with the Sarbanes-Oxley Act, Finance Board requirements, and other regulatory compliance.

Finance Board and Office of Finance expenses represent costs allocated to us by the Finance Board and the Office of Finance, calculated through a formula based on our percentage of capital stock, consolidated obligations issued and consolidated obligations outstanding for the previous month for the FHLBank System as a whole.

Assessments

Although we are exempt from all federal, state, and local taxation other than real property tax, the Financial Institutions Reform, Recovery and Enforcement Act and the GLB Act require that we, along with the other 11 FHLBanks, support the payment of part of the interest on bonds previously issued by REFCORP. The REFCORP assessment amount is determined by calculating U.S. GAAP net income before the AHP and REFCORP assessments minus the AHP assessment, then multiplying that amount by 20%. The Resolution Funding Corporation (i.e., REFCORP) has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides its net income before AHP and REFCORP assessments to the Resolution Funding Corporation, which then performs the calculations at each quarter end. The FHLBanks must make REFCORP payments until the total amount of REFCORP assessment payments made is equivalent to a $300 million annual (or $75 million per quarter) annuity that has a final maturity date of April 15, 2030. The Finance Board will shorten or lengthen the period during which the FHLBanks must make these payments to REFCORP, depending on actual payments made relative to the referenced annuity. In addition, the Finance Board, with the Secretary of the Treasury, selects the appropriate discounting factors used in the payment calculations relating to the REFCORP assessments.

Annually, the FHLBanks must also set aside for the AHP the greater of $100 million or 10% of their current year’s aggregate regulatory net income. Regulatory net income for AHP assessment purposes is equal to net income reported in accordance with U.S. GAAP before mandatorily redeemable capital stock related interest expense and AHP assessment, but after REFCORP assessment. The exclusion of mandatorily redeemable capital stock related interest expense is a regulatory calculation determined by the Finance Board.

Our assessments for the AHP and REFCORP declined for the three months ended March 31, 2005, compared to the applicable prior period, reflecting the decline in our net income. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Notes 1 and 8 of the Notes to Financial Statements for Years Ended December 31, 2004, 2003, and 2002,” for additional information about the AHP and REFCORP. The table below presents our AHP and REFCORP assessments for the three months ended March 31, 2005, compared to the applicable prior period.

	For the Three Months Ended March 31,
	2005	2004	% Increase (Decrease)
	(dollars in thousands)
Assessments
AHP	$1,388	$2,553	(45.6)
REFCORP	3,067	5,743	(46.6)

Total	$4,455	$8,296	(46.3)

For the Years Ended December 31, 2004, 2003, and 2002

The Seattle Bank’s net income decreased over the three years ended December 31, 2004, as a result of specific strategic decisions and actions we took between 2001 and 2004. See “—Overview.” Net income for the year ended December 31, 2004, was $82.7 million, compared to $143.8 million and $147.1 million for the years ended December 31, 2003 and 2002. Net income was down 42.5% for the year ended December 31, 2004 from 2003 and 2.2% in 2003 from 2002. Our operating results for the year ended December 31, 2004 continued to reflect the negative impact of a flattening yield curve, due primarily to an increase in short-term interest rates combined with a decrease in long-term interest rates. These trends impacted net income in two ways during 2004. First, we held more short-term liabilities than short-term assets, and the increase in short-term interest rates, driven by the 125 basis point increase in the federal funds discount rate during 2004, increased our short-term cost of funds more than it increased our asset yields. In addition, long-term interest rates continued to fall, negatively impacting the yields on our MPP assets and our long-term investment portfolio. Second, interest-rate fluctuations during 2004 and expectations regarding the timing and amount of future interest-rate increases resulted in an increase in prepayment speeds on mortgage loans. These factors accelerated the premium amortization of our mortgage-based assets and negatively impacted interest income and average yields.

Net Interest Income

The following table presents the components of our net interest income for the years ended December 31, 2004, 2003, and 2002.

	2004	2003	2004 vs. 2003 % Increase (Decrease)	2002	2003 vs. 2002% (Decrease)
	(dollars in thousands)
Interest income	$1,672,959	$1,583,074	5.7	$1,674,120	(5.4)
Interest expense	1,517,323	1,365,133	11.1	1,421,453	(4.0)

Net interest income	$155,636	$217,941	(28.6)	$252,667	(13.7)

Both total interest income and total interest expense increased for the year ended December 31, 2004, compared to December 31, 2003, but net interest income decreased as a result of both a reduction in volume of our higher-earning assets due to prepayments and our ownership of more short-term liabilities than short-term assets in a rising short-term interest-rate environment. Total interest income and total interest expense each decreased for the year ended December 31, 2003, compared to 2002, but the decline in interest income due to repricing on our shorter-term advances and investments more than offset the decline in our cost of funds on consolidated obligations. As shown in the table above and further described below, net interest income declined each year from 2002 through 2004, compared to the prior year, as interest income did not increase or decrease proportionately to interest expense when compared on a year-to-year basis.

Average Balances, Interest Income and Expense, and Average Yields

The following table presents average balances, income, and yields of major earning asset categories and the sources funding those earning assets, for the years ended December 31, 2004, 2003, and 2002. It also presents spreads between the average yields on total earning assets and the average cost of interest bearing liabilities for these periods.

	For the Years Ended December 31,
	2004			2003			2002
	Average Balance	Interest Income / Expense	Average Yield %	Average Balance	Interest Income / Expense	Average Yield %	Average Balance	Interest Income / Expense	Average Yield %
	(dollars in thousands)
Interest-Earning Assets
Advances to members	$17,102,320	$423,526	2.48	$21,493,287	$537,747	2.50	$21,802,546	$654,119	3.00
Mortgage loans	11,086,825	540,267	4.87	9,202,505	464,166	5.04	3,690,781	216,019	5.85
Investments	21,428,116	709,156	3.31	15,841,000	581,118	3.67	18,176,523	803,914	4.42
Other earning assets	717	10	1.38	3,479	43	1.24	4,359	68	1.56

Total interest-earning assets	49,617,978	$1,672,959	3.37	46,540,271	$1,583,074	3.40	43,674,209	$1,674,120	3.83

Other assets	276,778			292,771			345,746

Total Assets	$49,894,756			$46,833,042			$44,019,955

Interest-Bearing Liabilities
Consolidated obligations	$45,583,251	$1,502,955	3.30	$41,780,766	$1,346,725	3.22	$38,958,439	$1,390,605	3.57
Member deposits	1,118,675	14,132	1.26	1,784,969	18,303	1.03	1,801,363	28,383	1.58
Mandatorily redeemable capital stock	2,078	225	10.80
Other borrowings	791	11	1.40	7,205	105	1.46	142,820	2,465	1.73

Total interest-bearing liabilities	46,704,795	$1,517,323	3.25	43,572,940	$1,365,133	3.13	40,902,622	$1,421,453	3.48

Other liabilities	784,996			806,804			638,009
Capital	2,404,965			2,453,298			2,479,324

Total Liabilities and Capital	$49,894,756			$46,883,042			$44,019,955

Net interest income		$155,636			$217,941			$252,667

Interest-rate spread			0.12			0.27			0.35

During 2004, the composition of our interest-earning assets changed significantly from those of 2003 and 2002, with the average balance of our advances outstanding declining and the average balance of our mortgage loans held for portfolio significantly increasing. The 2004 and 2003 reduction in advances primarily reflected the maturity and non-renewal of advances of two larger members, discussed in more detail below. As a result of faster–than- expected prepayments of mortgage loans and our decision to limit the purchases of mortgage loans from our larger members while we enhanced our infrastructure to support the more complex risk profiles associated with the MPP mortgage loans, the volume of our mortgage loans held for portfolio did not increase as much as we anticipated during 2004. Consequently, interest earned on MPP assets did not offset the reduction in interest income on our advances.

In addition, during 2004 we experienced an increase in the average yield on our interest-bearing liabilities that compressed our interest-rate spread and decreased our net interest income. The compression of our interest- rate spread resulted from a mismatch between the timing of interest-rate changes on our interest-earning assets and changes on our interest-bearing liabilities, due to the differences in the length of the repricing periods of these assets and liabilities. These differences in the length of the repricing periods were primarily due to the lock-

out periods on retirement of our consolidated obligations. As a result, in 2004, as our interest-earning assets were repaid, we were not able to reduce our outstanding consolidated obligations commensurately, due to the lock-out periods. Although we were impacted by a similar mismatch of repricing periods between our consolidated obligations and interest-earning assets in 2003, the increase in interest income on the mortgage loans held for portfolio due to the increase in the average balance of mortgage loans more than offset the impact to interest expense.

While we sought to match the duration of our debt associated with our income-earning assets, our mortgage-based assets, including MPP and certain investments, were particularly impacted by the interest-rate environment, which led to a record number of homeowners refinancing their mortgage loans during late 2002, throughout 2003, and during the first half of 2004. This large volume of refinancing activity resulted in faster-than-expected prepayments on mortgage loans and accelerated the amortization of premiums associated with the mortgage-based assets. Particularly in 2003 and, to a lesser extent, in 2004, mortgage-based assets were being paid off before the associated debt matured or could be called, resulting in mismatches between interest income reductions and commensurate interest expense reductions. In addition, when our higher-yielding mortgage loans held for portfolio were prepaid during the period, to the extent we replaced them with new mortgage loans, the new mortgage loans had lower average yields.

In order to generate additional interest income to offset reduced advances income and MPP income, we purchased consolidated obligations of other FHLBanks with funds generated by the issuance of consolidated obligations on which we were the primary obligor. For example, we may have purchased a five-year callable bond investment that paid a favorable interest rate due in part to the call premium, and funded the purchase with a combination of six-month and 15-year non-callable, or bullet, debt instruments at an average interest rate for the combined issued debt below the rate on the callable bond investment. Over 85% of the aggregate amount of the consolidated obligations of other FHLBanks that we purchased were callable, but less than 5% of the debt issued to purchase these investments was callable. During 2004, short-term interest rates increased, and as the short-term instruments issued to acquire callable bond investments matured, we replaced them with new debt at higher interest rates, increasing the cost of our overall funding for these investments and reducing the initial favorable spreads.

In addition, of the $9.0 billion in callable debt of other FHLBanks that we purchased between 2003 and 2004, $2.0 billion had been called prior to its maturity date as of March 31, 2005. In contrast, we were unable to call the long-term bullet debt that had been issued to acquire the bond investment that was called, and continue to carry that debt at rates that, in some cases, are above our current cost for issuing such debt. We are unable to reasonably allocate all the debt issuances that may have been used to fund the purchase of consolidated obligations of other FHLBanks to the purchased debt in order to calculate the actual spreads that resulted from this investment strategy. However, due to the market factors that increased our borrowing cost in replacement of the short-term debt that funded those investments, and the loss of the favorable interest rate on the portion of the callable debt that was actually called, we believe that any favorable spreads we may have generated at the inception of this strategy have been substantially compressed and may even be negative. Accordingly, this investment strategy has contributed to the approximately $400 million in unrealized market value losses that we have incurred as of May 31, 2005. The amount of our net unrealized market value losses involves estimates of the market values of our assets and liabilities, which we discuss in greater depth in “—Financial Condition.”

During late 2003 and in 2004, we accumulated cash due to the maturity and non-renewal of advances and the prepayment of mortgage-based assets. Because demand for advances decreased during the year and demand for MPP products grew more slowly than we anticipated, we generated more cash than we were able to redeploy into new advances and the purchase of MPP mortgage loans. As we had reached the limits on our ability to invest in the debt or mortgage-backed securities of Fannie Mae and Freddie Mac, we invested in the consolidated obligations of other FHLBanks because there was no limit on such investments and because we believed that they offered an attractive return relative to their credit characteristics.

Our interest expense for the year ended December 31, 2004, was also impacted by the decline in our lower-cost deposit balances, which resulted in an increase in our use of higher-cost consolidated obligations.

Changes in Volume and Rate

The following table separates the two principal components of the changes in our net interest income—interest income and interest expense—identifying the amounts due to changes in the volume of interest-earning assets and interest-bearing liabilities and changes in the average rate for the two years ended December 31, 2004 and 2003, compared to the prior period.

	For the Years Ended December 31,
	2004 vs. 2003 Increase (Decrease)			2003 vs. 2002 Increase (Decrease)
	Volume*	Rate*	Total	Volume*	Rate*	Total
	(in millions)
Interest Income
Advances	$(108.8)	$(5.4)	$(114.2)	$(9.2)	$(107.2)	$(116.4)
Mortgage loans	92.3	(16.2)	76.1	281.8	(33.6)	248.2
Investments	189.2	(61.2)	128.0	(95.7)	(127.1)	(222.8)

Total interest income	172.7	(82.8)	89.9	176.9	(267.9)	(91.0)

Interest Expense
Consolidated obligations	124.8	31.4	156.2	96.6	(140.4)	(43.8)
Deposits and other borrowings	(7.9)	3.9	(4.0)	(2.3)	(10.2)	(12.5)

Total interest expense	116.9	35.3	152.2	94.3	(150.6)	(56.3)

Change in net interest income	$55.8	$(118.1)	$(62.3)	$82.6	$(117.3)	$(34.7)

*	Changes in interest income and interest expense not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, are allocated to the volume and rate categories based on the proportion of the absolute value of the volume and rate changes.

The interplay of these changes in the volume and the rate of our interest-earning assets and our interest-bearing liabilities is discussed in more detail below in connection with each category of asset or liability.

Interest Income

The following table presents the components of our interest income by category of interest-earning asset and the percentage change in each category for the two years ended December 31, 2004 and 2003, compared to the applicable prior period.

	For the Years Ended December 31,
	2004	2003	2004 vs. 2003 % Increase (Decrease)	2002	2003 vs. 2002 % Increase (Decrease)
	(dollars in thousands)
Interest Income
Advances	$422,572	$516,651	(18.2)	$651,219	(20.7)
Prepayment fees on advances	954	21,096	(95.5)	2,900	627.4

Subtotal	423,526	537,747	(21.2)	654,119	(17.8)
Investments	709,156	581,118	22.0	803,914	(27.7)
Mortgage loans held for portfolio	540,267	464,166	16.4	216,019	114.9
Other	10	43	(76.7)	68	(36.8)

Total interest income	$1,672,959	$1,583,074	5.7	$1,674,120	(5.4)

The increase in total interest income for the year ended December 31, 2004, compared to 2003, was primarily due to the increase in the volume of our investments and mortgage loans held for portfolio, partially offset by a decrease in the volume of our advances outstanding. The shift in the composition of our interest income reflected the decline in demand for our advances, and the reinvestment of proceeds from the repayment of advances in higher-yielding mortgage loans and investments, primarily other FHLBanks’ consolidated obligations.

The decrease in total interest income for the year ended December 31, 2003, compared to 2002, was primarily due to the impact of significant declines in interest rates on our interest-earning assets, which resulted in rapid prepayments on our mortgage-based assets, partially offset by increases in volume due to purchases of mortgage loans under our MPP. The shift in the composition of our interest income reflected the decline in demand for our advances, and the reinvestment of proceeds from the repayment of advances in higher-yielding mortgage loans.

Advances. Interest income from advances decreased 18.2% for the year ended December 31, 2004, from the year ended December 31, 2003, and 20.7% for the year ended December 31, 2003, from the year ended December 31, 2002. The decrease in interest income from advances in 2004 from 2003 was primarily due to declines in advance volumes, which was the result of the maturity and non-renewal of advances by two large members. Our advances outstanding decreased by $4.8 billion and $383.0 million as of December 31, 2004 and 2003, compared to applicable previous period. The decrease in interest income from advances in 2003 from 2002 was primarily the result of significant declines in interest rates, as the Federal Reserve Bank reduced its discount rate by 550 basis points between 2001 and 2003. Because our advance portfolio was heavily weighted toward shorter-term advances during 2003, the portfolio was subject to frequent downward repricing.

Furthermore, in 2002, in conjunction with the implementation of our new capital structure, we lowered the interest rates charged for our advances. The effect of this change in advance pricing was most pronounced in 2003 and 2004, as existing advances matured and new advances were priced at the new rates. Even with these lower rates, increased liquidity in the financial system, primarily in the form of retail deposit growth and increased competition from other liquidity providers, such as other FHLBanks, reduced the demand for our advances, and contributed to the decline in interest income.

Prepayment Fees on Advances. Primarily as a result of the merger of two of our members and the prepayment of the acquired member’s advances, as well as large advance prepayments by another member in mid-2003, we recorded $21.1 million in advance prepayment fees in 2003. We had no comparable advance prepayment activity during 2004 or 2002.

Investments. Interest income from our investments increased by 22.0% in 2004 from 2003, and decreased 27.7% in 2003 from 2002. The increase in 2004 was a result of a significant increase in the size of our investment portfolio, which was driven by the decision to increase net interest income from investments due to declines in advance volumes and lower-than-expected MPP growth. In 2004, we used funds obtained from the issuance of consolidated obligations to purchase investments, primarily consolidated obligations on which other FHLBanks were primary obligors. We also reinvested the proceeds from non-renewing advances and mortgage loan prepayments.

Although our interest income on investments increased in 2004, because of increased volumes, the average yield decreased by 36 basis points for the year ended December 31, 2004, compared to the same period in 2003. The decrease in our average yield was due to a significant dollar amount of prepayments on mortgage-backed securities that we held for investment and sales of held-to-maturity mortgage-backed securities that were paid down to less than 15% of the original principal balance during 2003, and our subsequent reinvestment of the proceeds at lower prevailing rates.

In 2003, both the decline in interest rates and our volume of investments negatively impacted interest income from investments. First, the decline in interest rates resulted in rapid prepayments of our mortgage-based securities, which impacted our investment volumes. Second, because of the declining interest-rate environment, the proceeds of those prepayments were subsequently reinvested in securities at lower market interest rates, further depressing interest income.

We are in the process of converting our current accounting system for our mortgage-based assets. During the testing of the new system, we determined that our current methodology for calculating our premium amortization and discount accretion on our mortgage-backed securities, which relied on a sampling of our mortgage-backed securities, was not as comprehensive as the calculation methodology employed by the new system, which evaluates the entire portfolio of mortgage-backed securities. The cumulative difference in premium amortization and discount accretion under the new system resulted in an additional amortization expense of $1.0 million on our mortgage-backed securities, which we recorded in December 2004. This difference relates to the correction of calculations performed during 2003 and 2004. Of the additional amortization, approximately $550,000 relates to periods prior to January 1, 2004. We deemed this difference to be the result of an accounting error in the sampling methodology. Based on our analysis of both the quantitative impact on the prior affected periods and other relevant qualitative criteria, we have determined that the impact of this accounting error on each of these prior periods is immaterial.

Mortgage Loans Held for Portfolio. Interest income from mortgage loans held for portfolio increased by 16.4% for the year ended December 31, 2004, compared to the same period in 2003, and 114.9% for the year ended December 31, 2003, compared to the same period in 2002, due primarily to an increase in the volume of mortgage loans purchased under the MPP. Interest income from the MPP grew significantly since the launch of the program in 2001.

Although interest income from mortgage loans held for portfolio increased in both 2004 and 2003, compared to the applicable prior period, the growth in volume was partially offset by decreases in the average yield of 17 basis points, to 4.87%, for the year ended December 31, 2004, and of 81 basis points, to 5.04%, for the year ended December 31, 2003. Average yields decreased primarily due to the increase in the amount of net premium amortization resulting from increases in estimated mortgage loan prepayment speeds. For the years ended December 31, 2004, 2003, and 2002, premium amortization on mortgage loans held for portfolio totaled $39.9 million, $37.7 million, and $12.2 million.

Because of the rapid decline in interest rates and the timing differences between the closing with a borrower until eventual sale of the mortgage loan in the secondary market, most of our mortgage loans held for portfolio were acquired at a premium above the principal value during 2003 and 2002. Purchase premium is amortized into earnings over the expected life of a mortgage loan as an adjustment to interest income and average yield. Consequently, any changes to the expected life of the mortgage loan impact the amortization amount and period of amortization. If estimated prepayment speeds on a mortgage loan increase, we recognize additional premium amortization in the current period to reflect the shorter expected life of the mortgage loan, reducing both the interest income and the average yield on the loan for the period. If projected prepayment speeds decrease, we recognize less premium amortization in the current period to reflect the longer expected life of the mortgage loan, which can have the effect of increasing interest income and average yields for the period. During periods of low or decreasing interest rates, prepayment speeds often increase because homeowners prepay their mortgage loans and replace their higher rate mortgage loans with mortgage loans at lower interest rates. During periods of high or increasing interest rates, prepayment speeds often decrease because homeowners maintain their existing mortgage loans rather than repaying them. From late 2002 through mid-2004, we experienced faster-than-expected actual prepayments and estimated prepayment speeds. This resulted in significant writedowns of net purchase premiums, particularly in 2003.

In the process of converting our current accounting system for our mortgage-based assets, we determined that our current methodology for calculating our premium amortization and discount accretion, which relied on a sampling of our mortgage loans, was not as comprehensive as the calculation methodology employed by the new system, which evaluates the entire portfolio of mortgage loans. In addition, we determined that changes were required in our pooling methodology. The cumulative difference in premium amortization and discount accretion under the new system resulted in an additional amortization expense on our MPP mortgage loans of $3.7 million, which we recorded in December 2004. This difference relates to the correction of calculations performed during 2003 and 2004. Of this difference, approximately $1.6 million related to periods prior to January 1, 2004. We deemed $3.4 million of this difference to be the result of an accounting error in the sampling methodology. Based on our analysis of both the quantitative impact on the prior affected periods and other relevant qualitative criteria, we have determined that the impact of this accounting error on these prior periods is immaterial.

Interest Expense

The following table presents the components of our interest expense for the years ended December 31, 2004, 2003, and 2002.

	For the Years Ended December 31,
	2004	2003	2004 vs. 2003% (Decrease)	2002	2003 vs. 2002% (Decrease)
	(dollars in thousands)
Consolidated obligations	$1,502,955	$1,346,725	11.6	$1,390,605	(3.2)
Deposits	14,132	18,303	(22.8)	28,383	(35.5)
Mandatorily redeemable Class B stock	225
Other borrowings	11	105	(89.5)	2,465	(95.7)

Total interest expense	$1,517,323	$1,365,133	11.1	$1,421,453	(4.0)

Consolidated Obligations. Interest expense on consolidated obligations increased by $156.2 million, to $1.5 billion, in 2004 from 2003, and decreased by $43.9 million in 2003 from 2002. The increase for the year ended December 31, 2004, compared to the same period in 2003, was primarily due to the increase in the average balance of our consolidated obligations outstanding. The average balance of consolidated obligations grew by $3.8 billion in 2004 from 2003, primarily as a result of borrowing to fund the growth of our mortgage loans held for portfolio and the growth of our investment portfolio, including investments in the consolidated obligations of other FHLBanks. Although the average balance in consolidated obligations increased by $2.8 billion in 2003, compared to 2002, the significant decline in interest rates and the resulting decrease in our cost of funds more than offset this volume-related increase. For the years ended December 31, 2004, 2003, and 2002, the average yields were 3.30%, 3.22%, and 3.57%.

Deposits. Interest expense on deposits continued to decrease due to overall declines in the interest rates we paid on deposits and our members’ access to lower cost funds from their own depositors. The average balances of deposits declined by $666.3 million in 2004 from 2003, after remaining essentially unchanged for the years ended December 31, 2003 and 2002. In 2004, this volume-related decline in our interest expense was partially offset by an increase in the yield paid to members of 23 basis points. The decline in interest rates resulted in a decrease in the cost of deposits of 55 basis points for the year ended December 31, 2003, compared to the year ended December 31, 2002.

Impact of Derivatives and Hedging on Net Interest Income

The following table presents the impact of derivatives and hedging on the components of our interest income and interest expense for the years ended December 31, 2004, 2003, and 2002.

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands)
Impact on Interest Income
Advances	$(113,844)	$(127,019)	$(107,424)

Impact on Interest Expense
Consolidated obligations	135,864	183,253	237,567

Impact to net interest income	$22,020	$56,234	$130,143

Our use of interest-rate exchange agreements had a net favorable impact to net interest income for each of the three-years ended December 31, 2004, 2003, and 2002. See “—Summary of Critical Accounting Estimates—Derivatives and Hedging” for more information.

Other Income (Loss)

The following table presents the components of our other income (loss) for the years ended December 31, 2004, 2003, and 2002.

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands)
Service fees	$2,266	$2,433	$2,294
Net realized gain on sale of held-to-maturity securities	5,586	22,291	850
Net gain (loss) on trading securities	11,493	(7,906)	28,666
Net realized and unrealized loss on derivatives and hedging activities	(15,583)	(6,179)	(59,000)
Other, net	(252)	479	517

Total	$3,510	$11,118	$(26,673)

Total other income (loss) decreased by $7.6 million in 2004 from 2003, and increased by $37.8 million in 2003 from 2002. The decrease in 2004 was due primarily to an increase in net realized and unrealized loss on derivatives and hedging activities and decreased gains on the sale of qualifying held-to-maturity securities, partially offset by gains on our trading securities. The increase in 2003 was due primarily to an improvement in our net realized and unrealized loss on derivatives and hedging activities and net realized gain on the sale of qualifying held-to-maturity securities, partially offset by a net loss on our trading securities.

Net Realized Gain on Sale of Held-to-Maturity Securities. The sales of qualifying held-to-maturity investments that generated gains during 2004 and 2003 were the result of our ongoing review of our investment portfolios to identify and sell small-dollar securities for which the cost to maintain exceeds their value to the Seattle Bank (i.e., securities that have substantially equal installment payments and that have been paid down to less than 15% of their original balance). The volume of the sales of such securities in 2004 and 2003 was a direct result of the high rate of prepayment activity seen across all mortgage-based asset portfolios, which caused a large number of investments to be paid down to less than 15% of their original balance. Proceeds from the sale of held-to maturity-securities totaled $112.0 million, $730.3 million, and $44.1 million for the years ended December 31, 2004, 2003, and 2002. Under U.S. GAAP, securities that have substantially equal installment payments and that have been paid down to less than 15% of their original balances may be sold without impairing their classification as “held-to-maturity.” In 2004, the number of held-to-maturity securities we sold decreased because prepayment activity slowed and fewer investments in the portfolio met the accounting criteria for sale.

Net Unrealized Gain (Loss) on Trading Securities and Net Realized and Unrealized Loss on Derivatives and Hedging Activities. The following table summarizes the components of net unrealized gain (loss) on trading securities as well as net realized and unrealized gain (loss) on derivatives and hedging activities by product, for the years ended December 31, 2004, 2003, and 2002.

	Advances		Trading Securities	Mortgage Loans/ Commitments		Consolidated Obligations		Statement of Condition		Intermediary Positions		Total
	(in thousands)
2004 Earnings Impact
Net unrealized gain on trading securities	$		$11,493	$		$		$		$		$11,493
Net realized and unrealized gain (loss) on derivatives and hedging activities			(15,266)		664		5,103		(6,010)		(74)	(15,583)

Total	$		$(3,773)		$664		$5,103		$(6,010)		$(74)	$(4,090)

2003 Earnings Impact
Net unrealized gain (loss) on trading securities	$		$(7,906)	$		$		$		$		$(7,906)
Net realized and unrealized gain (loss) on derivatives and hedging activities		1	(2,651)		(3,850)		200		487		(366)	(6,179)

Total		$1	$(10,557)		$(3,850)		$200		$487		$(366)	$(14,085)

2002 Earnings Impact
Net unrealized gain (loss) on trading securities	$		$28,666	$		$		$		$		$28,666
Net realized and unrealized gain (loss) on derivatives and hedging activities		(39)	(45,783)		856		518		(13,402)		(1,150)	(59,000)

Total		$(39)	$(17,117)		$856		$518		$(13,402)		$(1,150)	$(30,334)

Net Gain (Loss) on Trading Securities. The following table presents the components of net gain (loss) on trading securities, compared to the net realized and unrealized gain (loss) on the interest-rate exchange agreement that economically hedges the investment held as trading securities, net of the interest expense component, for the three years ended December 31, 2004, 2003, and 2002.

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands)
Net realized and unrealized gain (loss) on derivatives and hedging activities on interest-rate exchange agreements hedging trading securities	$(15,266)	$(2,651)	$(45,783)
Less: Interest expense on interest-rate exchange agreements hedging trading securities	(11,074)	(11,481)	(10,614)

Net unrealized gain (loss)	(4,192)	8,830	(35,169)

Net gain (loss) from trading securities	11,493	(7,906)	28,666

Net difference between gain (loss) on trading securities and net realized and unrealized gain (loss) on interest-rate exchange agreements hedging trading securities	$7,301	$924	$(6,503)

As of December 31, 2004, our trading securities consisted of one GSE debt obligation. This trading security was economically hedged by an interest-rate exchange agreement. We recorded the changes in fair value of the trading security and the associated interest-rate exchange agreement as “gain (loss) on trading securities” and “net realized and unrealized gain and loss on derivatives and hedging activities” in on our Statements of Income.

We determined the change in fair value on the GSE debt obligation classified as a trading security using quoted market prices from securities brokers. We calculated the change in fair value on the interest-rate exchange agreement based on estimated fair values of interest-rate exchange agreements with similar terms or available market prices.

Between 2002 and 2004, much of the change in our total net realized and unrealized gain (loss) on derivatives and hedging activities was due to changes in the fair value of interest-rate exchange agreements that economically hedged our trading securities. For that period, those securities consisted of one U.S. agency obligation and two GSE debt obligations. In 2004, the loss on the interest-rate exchange agreement hedging the one remaining trading security contributed approximately 98.0% of the net $15.6 million loss on derivatives and hedging activities, compared to 42.9% of the net $6.2 million loss for 2003. The changes in the fair value of the trading securities have not been completely offset by the changes in the fair value of the related hedging instrument. In addition, because 2004 interest rates were less volatile compared to interest rates in 2003 and 2002, the fair value adjustments for the trading securities and the hedging instrument were lower than in 2003 and 2002. The partially offsetting gains and losses in 2004 reflected this volatility with a $11.5 million gain on the trading securities and a $15.3 million loss on the corresponding interest-rate exchange agreement.

Net Realized and Unrealized Loss on Derivatives and Hedging Activities

Mortgage Loan Commitments. Effective July 1, 2003, as a result of the adoption of Statement of Financial Accounting Standard (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, or SFAS 149, commitments to purchase mortgage loans have been classified as derivatives, and the changes in the fair value of the commitments are included in other income (loss). Prior to July 1, 2003, mortgage loan commitments were not classified as derivatives and were eligible for fair value hedge accounting treatment. As a result, only the ineffective portion between the mortgage loan commitment and the hedging instrument (usually a sale of a forward security to be announced) was recorded in current period earnings. The change due to the adoption of the new accounting standard resulted in a net gain of $664,000 for the year ended December 31, 2004, compared to a net loss of $3.9 million for 2003.

Consolidated Obligation Bonds. As discussed in “—Results of Operations—For the Three Months Ended March 31, 2005 and 2004,” during the second quarter of 2004, we changed the manner in which we assess effectiveness for certain highly effective consolidated obligation hedging relationships since our adoption of SFAS 133, on January 1, 2001. We determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of our operations or financial condition for any of quarterly periods for 2004 and 2003. For the year ended December 31, 2004, we recorded an increase of $2.9 million to net income before assessments, reflecting the accounting as if we had employed the new approach since the date of adoption of SFAS 133 through March 31, 2004. Of this amount, $1.7 million related to 2003, 2002, and 2001. In addition, as part of the accounting adjustment, we reclassified $3.0 million of cumulative amortization expense on the deferred interest-rate exchange agreement fees from net interest margin to “net realized and unrealized gain (loss) on derivatives and hedging activities” in the Statements of Income.

Statement of Condition. As of December 31, 2004, we held $700.0 million notional (face) amount of interest-rate caps that were used to economically hedge changes in the fair value of our assets and liabilities. The changes in the fair value of the interest-rate caps were recorded as a “net realized and unrealized gain (loss) on derivatives and hedging activities” in the Statements of Income.

Other Expense

The following table presents our other expenses for the periods indicated.

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands)
Operating Expense:
Salary and benefits	$24,088	$17,075	$13,851
Occupancy cost	4,172	2,512	2,086
Other operating	13,177	8,659	6,364
Finance Board	1,521	1,804	1,670
Office of Finance	1,124	1,180	1,052
Other	2,473	2,143	784

Total	$46,555	$33,373	$25,807

Other expenses increased 39.5% in 2004 from 2003, and 29.3% in 2003 from 2002. These increases reflected additions to staff to support the MPP required for our two operating segments and our compliance with increased regulatory requirements, as discussed below. We incurred incremental staffing and increases in professional and other contractual services costs in 2004 and 2003, related to enhancing our disclosure practices and the requirement to register a class of our equity securities with the SEC and to comply with the Sarbanes-Oxley Act, and Finance Board requirements. Other infrastructure expenses included professional services to strengthen the financial and operational systems that support our business.

Salary and benefits increased by 41.1% in 2004 from 2003, and 23.3% in 2003 from 2002, as a result of increased salary and benefits for existing employees and the addition of new employees. We added 42 employees in 2004 and 23 employees in 2003. Our total number of employees as of December 31, 2004 was 192.

Occupancy cost increased by 66.1% in 2004 from 2003, and by 20.4% in 2003 from 2002. The increase reflected new office space leased to accommodate the increase in personnel and an increase in existing lease expense in accordance with our lease contract.

Other operating expenses increased by 52.2% in 2004 from 2003, and by 36.1% in 2003 from 2002. The increases were due primarily to increases in our professional and other contractual services. Professional services included services received in connection with enhancing the infrastructure to support the more complex risk profiles associated with the MPP mortgage loans, employee search fees, consulting work in connection with preparation for SEC registration and compliance with the Sarbanes-Oxley Act, Finance Board requirements, and other regulatory compliance.

Assessments

Our assessments for the AHP and REFCORP declined for each year ended December 31, 2004, 2003, and 2002, reflecting the declines in our net income. See “Item 13. Financial Statements and Supplementary Data—Financial Statements—Notes 1 and 8 of the Notes to Financial Statements for Years Ended December 31, 2004, 2003, and 2002,” for additional information about the AHP and REFCORP. The table below presents the activity in our AHP and REFCORP liability for the years ended December 31, 2004, 2003, and 2002.

	For the Years Ended December 31,
	2004	2003	2002
	(in thousands)
Assessments
AHP	$9,191	$15,974	$16,342
REFCORP	20,680	35,942	36,769

Total	$29,871	$51,916	$53,111

Segment Results

We have historically offered products and services through two operating segments: traditional member finance and the MPP. We expect to continue to report our business using these two segments until such time as we no longer review the operating results from MPP to make decisions about resources to be allocated to what is now considered a segment. An outline of the strategy to exit the MPP is part of the three-year plan that was accepted by the Finance Board on May 18, 2005. Our traditional member finance activities include making advances, providing letters of credit, and accepting deposits, as well as providing securities safekeeping, and other fee-based services. We also include in this segment short-term investments in financial instruments that are used for liquidity and long-term investments to generate income on member capital. In addition, the traditional member finance segment includes derivative instruments used as economic hedges to manage our overall interest-rate risk. Through our MPP, we have purchased mortgage loans directly from participating members. Each segment includes the debt funding and derivative instruments either specifically associated with or allocated to the segment’s assets, as well as other income such as service or pair-off fees. Operating expenses identified to a specific segment, such as salaries and benefits, hardware and software licensing and service fees, and other contractual services, are included in each segment. Operating expenses that are not directly associated with each segment are allocated based on its relative percentage of specifically identified operating expenses to total specifically identified operating expenses. Finally, each operating segment shares in our AHP and REFCORP assessments based on its relative percentage of income before assessments.

During the third quarter of 2004, we refined our method of allocating net interest income and other expenses between the traditional member finance and MPP segments to more accurately reflect the results associated with each operating segment. This refinement included a reallocation of short-term investments and debt to reflect the impact of mortgage loan paydowns to the MPP segment and an allocation of operating expenses not specifically identified to each segment. The current and prior period amounts have been reclassified to conform to this new method of allocation.

Traditional Member Finance

The following table presents the operating results of our traditional member finance segment for three months ended March 31, 2005, and each of the years ended December 31, 2004, 2003, and 2002 and total assets as of March 31, 2005, and December 31, 2004, 2003, and 2002.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Traditional Member Finance
Interest income	$310,685	$268,408	$1,119,028	$1,112,709	$1,458,101
Interest expense	289,694	236,676	1,010,203	962,096	1,270,658

Net interest income	20,991	31,732	108,825	150,613	187,443
Other income (loss)	(318)	(3,714)	2,723	14,882	(27,556)
Other expense	(10,942)	(7,128)	(28,648)	(24,101)	(18,646)

Income before assessments	9,731	20,890	82,900	141,394	141,241
AHP	(798)	(1,705)	(6,767)	(11,542)	(11,530)
REFCORP	(1,763)	(3,837)	(15,227)	(25,970)	(25,942)

Total assessments	(2,561)	(5,542)	(21,994)	(37,512)	(37,472)

Net income	$7,170	$15,348	$60,906	$103,882	$103,769

Total assets (at period end)	$36,039,546	$36,151,479	$36,151,479	$39,064,788	$37,527,032

Net Interest Income. Net interest income from the traditional member finance segment decreased 33.8% for the three months ended March 31, 2005, and 27.7% and 19.6% for the years ended December 31, 2004 and 2003, compared to the applicable prior period.

Interest Income. Interest income on the traditional member finance segment increased by 15.8% for the three months ended March 31, 2005, compared to the same period in 2004. This increase was primarily due to higher average yield on our advances and held-to-maturity investments, as well as the increase in the size of our held-to-maturity investment portfolio. Interest income from advances increased by $22.6 million for the three months ended March 31, 2005, compared to the same period in 2004, primarily due to higher interest rates. Investment interest income increased by $27.9 million for the three months ended March 31, 2005, compared to the same period in 2004, primarily due to significant increases in the investment volumes. The average balances for advances decreased to $16.2 billion for the first quarter 2005, compared to $18.8 billion for the same period in 2004. The average yields on advances were 3.24% and 2.29% for the three months ended March 31, 2005 and 2004. Average balances for investments were $21.4 billion and $19.4 billion for the first quarter 2005 and 2004, with average yields of 3.60% and 3.36% during those periods.

Interest income on the traditional member finance segment increased by less than 1% for the year ended December 31, 2004, compared to the same period in 2003, and decreased by 23.7% for the year ended December 31, 2003, compared to the same period in 2002. Although total interest income remained essentially unchanged in 2004 from 2003, interest income from advances declined by 18.2%, for the year ended December 31, 2004, primarily as a result of the maturity and non-renewal of advances by two large members. In addition, the decline reflected the impact of our reduction in advance interest rates implemented in late 2002, as members took out new advances at lower interest rates, as well as our discontinuation of discretionary pricing. This decline was offset by increases in investment interest income of 22.0% for the year ended December 31, 2004, primarily as a result of significant increases in investment volumes. The decrease in interest income for the year ended December 31, 2003, compared to the same period in 2002, was the result of declines in both the average balances of advances and investments and significant declines in interest rates, which impacted the yields on both advances and investments. The average balances for advances decreased to $17.1 billion for 2004, compared to $21.5 billion and $21.8 billion in 2003 and 2002. The average yields on advances were 2.5%, 2.5%, and 3.0% during 2004, 2003, and 2002. Average balances for investments were $21.4 billion, $15.8 billion, and $18.2 billion for 2004, 2003, and 2002, with average yields of 3.3%, 3.7%, and 4.4% during those periods.

See “—Results of Operations—For the Three Months Ended March 31, 2005 and 2004—Interest Income” and “—Results of Operations—For the Years Ended December 31, 2004, 2003, and 2002—Interest Income,” for additional discussion about interest income on advances and investments.

Interest Expense. Interest expense for the traditional member finance segment increased by 22.4% for the three months ended March 31, 2005, and 5.0% for the year ended December 31, 2004, compared to the applicable prior period. These increases were the result in an increase in average balance of our consolidated obligation bonds related to the funding of mortgage-based securities and a reduction in the amount of consolidated obligation discount notes used to fund advances. It was also impacted by our inability to decrease our consolidated obligations commensurately as our advances and mortgage-backed securities were repaid, due to lock-out periods on our callable debt.

See “—Results of Operations—For the Three Months Ended March 31, 2005 and 2004—Interest Expense” and “—Results of Operations—For the Years Ended December 31, 2004, 2003, and 2002—Interest Expense,” for additional discussion about interest expense on advances and investments.

Other Income. Total other loss was $318,000 for the three months ended March 31, 2005, compared to $3.7 million for the same period in 2004. This was primarily due to an overall decrease in net unrealized and realized loss on derivatives and hedging activities and net gain on trading securities of $4.9 million, partially offset by a loss of $1.5 million due to early extinguishment of consolidated obligation bonds. A recorded loss of $3.0 million on the early extinguishment of consolidated obligation bonds for the three months ended March 31, 2005, was allocated evenly to the traditional member finance and MPP segments. Total other income for this segment decreased by $12.2 million for the year ended December 31, 2004, compared to the same period in 2003, and increased by $42.4 million for the year ended December 31, 2003, compared to the same period in 2002. During

2004, the decrease of $12.2 million was due primarily to decreases in our net unrealized and realized loss on derivatives and hedging activities and net unrealized gain on trading securities. During 2003, the increase of $42.4 million was due primarily to a $21.4 million increase in net gains on the sale of qualifying held-to-maturity securities, and a $16.2 million improvement in net unrealized and realized loss on derivatives and hedging activities and on trading securities. During 2002, the decrease of $42.5 million was due primarily to a $71.7 million increase in net realized and unrealized loss on derivatives and hedging activities partially offset by an increase of $28.3 million in net unrealized gains on trading securities.

The majority of the net realized and unrealized gain (loss) on derivatives and hedging activities for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004, 2003, and 2002, was due to changes in the fair values of interest-rate exchange agreements that hedge our trading securities. The changes in fair value on the trading securities did not completely offset the changes in fair value on the hedging instruments. In 2004, other income included gains of $11.5 million on the trading securities and a loss of $15.3 million on the corresponding interest-rate exchange agreements.

Other Expense. Other expense increased by 53.5% for the three months ended March 31, 2005, compared to the same period of 2004, and by 18.9% and 29.3% in 2004 and 2003, compared to the applicable prior year period. Other expense primarily consists of operating expenses, which include staffing costs, occupancy costs, professional fees, and other costs. Increases in salaries and benefits in each of the two years, compared to the previous period, reflect higher staffing levels to address the increasingly complex nature of our business and regulatory environment, including SEC registration. In addition, we are in the process of implementing internal control processes and procedures over financial reporting required under Sarbanes-Oxley, as well as enhancing risk management and financial accounting systems, which also increased other expense.

Total Assets. Total assets decreased slightly as of March 31, 2005, from December 31, 2004. The decrease was due to principal paydowns on our investment portfolio, which was almost completely offset by increases in our advance balance. Total assets decreased by 7.5%, to $36.2 billion, as of December 31, 2004, compared to December 31, 2003. This decrease was primarily the result of declines in advances of $4.8 billion, partially offset by increases in short- and long-term investments of $2.4 billion. Total assets increased 4.1% as of December 31, 2003, compared to December 31, 2002, as a result of increases in investments, which offset a slight decline in advances. As we implement the three-year plan, including refocusing our business on our advances, we expect to decrease our long-term investment portfolio as a percentage of total assets. See “—Overview—Trends ” for historical information regarding the decrease in assets in our traditional member finance segment.

Mortgage Purchase Program

As part of the three-year plan, we have begun exiting the MPP. We expect mortgage loan balances and interest income to continue to decline as mortgage loans are repaid, and we are exploring the feasibility of selling portions of the mortgage loan portfolio. We expect to continue to report MPP as a separate segment until such time as we no longer review the operating results from MPP to make decisions about resources to be allocated to what is now considered a segment.

The following table presents the operating results of our MPP segment for the three months ended March 31, 2005, and each of the years ended December 31, 2004, 2003, and 2002 and total assets as of March 31, 2005, and December 31, 2004, 2003, and 2002.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Interest income	$139,222	$138,085	$553,931	$470,365	$216,019
Interest expense	124,410	125,433	507,120	403,037	150,795

Net interest income	14,812	12,652	46,811	67,328	65,224
Other income (loss)	(2,544)	1,363	787	(3,764)	883
Other expense	(5,275)	(3,636)	(17,907)	(9,272)	(7,161)

Income before assessments	6,993	10,379	29,691	54,292	58,946
AHP	(590)	(847)	(2,424)	(4,432)	(4,812)
REFCORP	(1,304)	(1,907)	(5,453)	(9,972)	(10,827)

Total assessments	(1,894)	(2,754)	(7,877)	(14,404)	(15,639)

Net income	$5,099	$7,625	$21,814	$39,888	$43,307

Total assets (at period end)	$12,045,886	$11,934,544	$11,934,544	$12,099,027	$9,157,235

Net Interest Income. Net interest income from MPP loans increased 17.1% for the first three months of 2005, from the same period in 2004, decreased 30.5% in 2004 from 2003, and increased 3.2% in 2003 from 2002.

Interest Income. Interest income increased by less than 1% for the three months ended March 31, 2005, compared to the same period in 2004. Included in the interest income amount for the three months ended March 31, 2005 is a favorable premium amortization adjustment of $87,000, compared to an unfavorable premium amortization adjustment of $9.9 million for the same period in 2004. Excluding the impact of the premium amortization for the three months ended March 31, 2005 and 2004, our adjusted interest income decreased by $8.8 million, primarily due to the principal paydowns on mortgage loans held for portfolio. The average balances for mortgage loans held for portfolio decreased to $10.3 billion for the first quarter 2005, from $11.6 billion for the same period in 2004. The average yields on the mortgage loans held for portfolio were 5.13% and 4.77% for the three months ended March 31, 2005 and 2004.

Interest income for the MPP segment increased 17.8% and 117.7% for the years ended December 31, 2004 and 2003, compared to the applicable prior period. In both years, the increase was primarily due to increases in the average balances of mortgage loans held for portfolio during the year. The increases were partially offset by significant amounts of premium amortization due to faster-than-expected prepayments and changes in prepayment speeds caused by fluctuations in interest rates. The increases were also partially offset by declines in interest rates during 2003 and 2002, which reduced the yields on mortgage loans purchased compared to the existing mortgage loans. During 2004, 2003, and 2002, the asset yields were 4.87%, 5.04%, and 5.85%.

As mortgage loans are originated, there are timing differences between the closing with a borrower until eventual sale of the mortgage loan in the secondary market. Accordingly, in a rapidly declining interest-rate environment, such as that experienced during 2003 and 2002, the interest rates on loans available for sale are higher than current market-interest rates, placing a premium on these loans. We purchased most of our mortgage loans at a premium. Rapid prepayments on these loans resulted in accelerated recognition of premium amortization, which negatively impacted our yields. Net premium amortization on the mortgage loans purchased under the MPP totaled $39.9 million, $37.7 million, and $12.2 million for the years ended December 31, 2004, 2003, and 2002.

See “—Results of Operations—For the Three Months Ended March 31, 2005 and 2004—Interest Income” and “—Results of Operations—For the Years Ended December 31, 2004, 2003 and 2002,” for additional discussion about interest income on MPP loans.

Interest Expense. Interest expense on the consolidated obligations in the MPP segment decreased by 0.8% for the three months ended March 31, 2005, compared to the same period in 2004. This decrease is primarily the result of a decrease in the average balance of consolidated obligations funding the MPP mortgage loans. Interest expense on the consolidated obligations in the MPP segment increased by 25.8% and 167.3% for the years ended December 31, 2004 and 2003, compared to the applicable prior period. These increases were primarily the result of increases in the average balance of consolidated obligations funding the MPP mortgage loans. This increase was also the result of our inability to decrease our consolidated obligations commensurately as our MPP mortgage loans were repaid, due to lock-out periods on our callable debt.

Other Income. Other income (loss) decreased 286.6% for the three months ended March 31, 2005 from the same period in 2004, increased 120.9% in 2004 from 2003, and decreased 526.3% in 2003 from 2002. Other income (loss) for this segment includes fair value adjustments on our mortgage purchase commitments to participating financial institutions. For the first quarter of 2005, decrease in other income (loss) was primarily due to decreases in the fair value adjustments on our mortgage purchase commitments of $1.5 million, a loss on receiver swaptions that economically hedge our mortgage loans of $936,000, and a loss on early extinguishment of consolidated obligation bonds of $1.5 million for the three months ended March 31, 2005, compared to the same period in 2004. Effective July 1, 2003, we adopted SFAS 149, whereby commitments to purchase mortgage loans are classified as derivatives, and the changes in the fair value of the commitments are included in other income (loss). The adoption of the new accounting standard resulted in gains of $664,000 for the year ended December 31, 2004, compared to losses of $3.9 million for 2003. We have ceased entering into new master commitment contracts as a result of our decision to exit the MPP.

Other Expense. Other expense increased by 45.1% for the three months ended March 31, 2005, compared to the same period in 2004. This increase was partially due to employee termination-related expenses resulting from our decision to exit the MPP. Other expense increased 93.1% in 2004 from 2003 and 29.5% in 2003 from 2002. Other expense consists of operating expenses, which include staffing costs, occupancy costs, professional fees, and other costs associated with the ongoing operations of the MPP. We expect overall expenses for this segment to decrease as we exit the MPP.

Total Assets. Total assets increased slightly as of March 31, 2005, from December 31, 2004, due to an increase in short-term investment allocated to the MPP segment. Total MPP assets decreased 1.4% and increased 32.1% as of December 31, 2004 and 2003, compared to the applicable prior period balance. The decline in 2004 reflected the general slowdown in the overall U.S. mortgage market, the increased competition in the secondary mortgage market, and a decision on our part to limit our purchases from large participating members. The increase in 2003 was the result of significant purchases of mortgage loans from our members, partially offset by high prepayment activity, which resulted in increased premium amortization and which reduced the amount of our unamortized premium on MPP on our Statements of Condition. We expect the balance of the MPP mortgage loans to decline in 2005 as mortgage loans are repaid and we exit the MPP.

Summary of Critical Accounting Estimates

Our financial statements and reported results are prepared in accordance with U.S. GAAP, which requires the use of estimates and assumptions that may affect our reported results and disclosures. Several of these accounting policies involve the use of accounting estimates that we consider to be critical as: (1) they are likely to change from period to period because they require significant management judgment and assumptions about highly complex and uncertain matters, and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. We review our estimates and assumptions frequently. Estimates and assumptions that are significant to our results of operations and financial condition are called critical accounting estimates and are described below.

Assets and Liabilities Reported at Fair Value

We use a variety of means to estimate the fair value of the assets and liabilities, including derivatives, reported at fair value on our financial statements, in footnotes to the financial statements and in this management’s discussion and analysis and for purposes of measuring hedge effectiveness. Where available, external pricing sources, including FT Interactive Data, a subsidiary of Interactive Data Corporation, Bloomberg L.P., and investment broker-dealers, are used to estimate the fair value of certain financial instruments. These pricing sources may provide price quotes for the financial instrument itself or for a financial instrument with similar terms or structures. The fair values of certain other instruments are based on pricing models that require the use of assumptions regarding interest rates, prepayment behavior, market volatility, and other factors. Our estimates of interest rates are based on observed U.S. Treasury rates adjusted for credit spreads. We also use an externally-sourced prepayment model that incorporates a number of market factors that is updated as these factors change. In addition, volatility estimates are provided by the Office of Finance and Bloomberg L.P. Changes in the assumptions we use can have a significant effect on the modeled valuation of these financial assets and liabilities, thereby affecting income because these fair value changes are recorded to income in the Statements of Income.

Derivatives and Hedging

We report all derivative financial instruments in the Statements of Condition at their fair value. We classify derivative assets and derivative liabilities according to the net fair value of derivatives with each counterparty. Subject to a master netting agreement, if the net fair value of derivatives with a counterparty is positive, the net amount is classified as an asset; if the net fair value of derivatives with a counterparty is negative, it is classified as a liability. As of March 31, 2005, and December 31, 2004, 2003, and 2002, we held derivative assets of $15.8 million, $24.5 million, $45.8 million, and $77.5 million, as well as derivative liabilities of $236.2 million, $274.8 million, $306.5 million, and $322.4 million.

The following table categorizes the estimated fair value of derivative financial instruments, excluding accrued interest, by product and type of accounting treatment as of the date indicated. Under “Fair Value,” we include derivative instruments where hedge accounting is achieved. In a fair value hedge, the changes in fair value of the hedged item and the derivative offset each other, resulting in little or no impact to earnings. Under “Economic,” we include hedge strategies where derivative hedge accounting is not applied and, therefore, changes in the fair value of the derivatives are recorded in current-period earnings with no adjustments made to the economically hedged asset or liability. Under “Intermediary Positions,” we include transactions where we act as an intermediary between our member and non-member counterparties in order to enable our members to access the interest-rate swap market.

	As of March 31, 2005
	Notional	Estimated Fair Value (excludes accrued interest)	Hedged Item— Cumulative Basis Adjustment
	(in thousands)
Advances
Fair value—short-cut	$3,701,557	$(51,472)	$51,472
Fair value—long haul	30,000	358	(358)

Investments
Economic	200,000	(49,948)	57,820	*

Mortgage Loans Held for Portfolio
Economic	2,707,200	8,730

Consolidated Obligations
Fair value—short-cut	1,839,000	(26,705)	26,705
Fair value—benchmark	6,708,000	(130,785)	125,958

Balance Sheet
Economic	2,222,800	5,803

Intermediary Positions
Member swaps	756,000	(10,933)
Other	356,300	10,998

Other
Stand-alone delivery commitments	4,958	23

Total Notional and Fair Value	$18,526,315	$(243,977)	$261,597

Accrued interest		23,597

Net derivative balance		(220,380)

Net derivative assets balance		15,787
Net derivative liabilities balance		(236,167)

Net derivative balance		$(220,380)

*	Fair value adjustment on securities held at fair value.

	As of December 31,
	2004				As of December 31,
	Notional	Estimated Fair Value (excludes accrued interest)	Hedged Item— Cumulative Basis Adjustment		Notional	Estimated Fair Value (excludes accrued interest)	Hedged Item— Cumulative Basis Adjustment
	(in thousands)
Advances
Fair value—short-cut	$3,686,657	$(141,813)	$141,813		$3,372,309	$(254,844)	$254,844
Fair value—long haul	30,000	496	(496)

Investments
Economic	200,000	(52,713)	55,680	*	200,000	(48,522)	44,187	*

Mortgage Loans Held for Portfolio
Economic	112,000	(162)			746,000	2,061

Consolidated Obligations
Fair value—short-cut	2,104,195	(16,234)	16,234		10,728,495	4,038	(4,035)
Fair value—benchmark	6,660,000	(69,015)	64,286

Balance Sheet
Economic	2,150,000	1,603			700,000	6,185

Intermediary Positions
Member swaps	621,000	85			1,011,000	162
Other	235,800	(8)			123,800	(11)

Other
Stand-alone delivery commitments	39,609	67			612,674	(2,736)

Total Notional and Fair Value	$15,839,261	$(277,694)	$277,517		$17,494,278	$(293,667)	$294,996

Accrued interest		27,373				32,920

Net derivative balance		(250,321)				(260,747)

Net derivative assets balance		24,477				45,766
Net derivative liabilities balance		(274,798)				(306,513)

Net derivative balance		$(250,321)				$(260,747)

*	Fair value adjustment on securities held at fair value.

Accounting Treatment for Hedging Relationships

As part of our risk management strategies, we enter into interest-rate exchange agreements that hedge our exposure to changes in interest rates. Through the use of these instruments, we may adjust the effective maturity, repricing frequency, or option characteristics to achieve our risk management objectives. We have processes in place to ensure that new hedging strategies are fully researched and analyzed prior to approval by our Asset/Liability Committee. These activities include validation of expected accounting treatment under SFAS 133, determination of the effectiveness testing method to be used and preliminary expectations regarding effectiveness, financial instrument valuation sources, and operational procedures and controls, such that, once the hedging strategy is approved, transactions may proceed and be accurately recorded and reported in the financial statements. Once a strategy is approved, but prior to each transaction’s execution:

•	We formally document the hedging relationship, the strategy undertaken, and the risk management objective achieved. Documentation includes identification of the hedged item and hedging derivative instrument, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed.

•	We perform an assessment to confirm our expectation that the hedging relationship will be highly effective in achieving offsetting changes in the fair value attributable to the hedged risk during the hedge period.

•	For written options designated as hedging recognized assets or liabilities, we ensure that the combination of the hedged item and the written option provide at least as much potential for gains as a result of a favorable change in the fair value of the combined instruments as exposure to losses from an unfavorable change in their combined fair value.

The following summarizes our accounting for our principal types of hedging relationships.

Fair Value Hedges. In a fair value hedge, the derivative hedges the exposure to changes in the fair value of an asset or liability that is attributable to a particular risk. We use fair value hedges to mitigate the risk of the changes in the overall fair value of hedged items. Changes in the fair value of a derivative that is effective as, and that is designated and qualifies as, a fair value hedge, along with changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk, are recorded in current-period earnings. The following table details our fair value hedges by accounting designation and type of risk being hedged as of March 31, 2005.

Hedging Instrument	Hedged Instrument	Accounting Designation	Type of Risk Being Hedged	Method of Assessing Hedge Effectiveness	Notional Amount (as of March 31, 2005)
					(in thousands)
1. Interest rate swap	Advance(s)	Short-cut	Benchmark	Assumption of no ineffectiveness	$3,701,557
2. Interest rate swap	Consolidated obligation bonds	Short-cut	Benchmark	Assumption of no ineffectiveness	$1,839,000
3. Interest rate swap	Consolidated obligation bonds	Long haul	Benchmark	Rolling correlation	$6,708,000
4. Interest rate cap	Capped advance	Long haul	Full fair value	Rolling correlation	$30,000

The following discussion describes the applicable accounting treatments for fair value hedging relationships under SFAS 133.

Short-Cut Hedge Relationships. A short-cut relationship implies that the hedge between the derivative and hedged item is considered to be perfectly correlated. Therefore, the changes in the fair value of the derivative and hedged item will perfectly offset, as a short-cut relationship assumes no ineffectiveness. To qualify for short-cut accounting treatment, a number of specific conditions must be met, as illustrated in the following example.

In a typical short-cut hedge, we use interest-rate swaps to hedge the changes in fair value of one or more advances or one or more consolidated obligations attributable to changes in the designated benchmark interest rates where: (1) the notional amount of the swap matches the principal amount of the asset or liability, (2) the fair value of the swap at its inception is zero, (3) the formula for computing net settlements under the interest-rate swap is the same for each net settlement, (4) the interest-bearing asset or liability is not prepayable or the interest-rate swap contains the same prepayment criteria, (5) the expiration date of the interest-rate swap matches the maturity date of the asset or liability, (6) there is no ceiling or floor on the variable interest rate of the swap, and (7) the interval between repricing periods of the variable interest rate in the swap is no more than six months.

Highly-Effective Hedge Relationships. A highly-effective hedge relationship indicates that, at hedge inception and on an ongoing basis, both prospective and retrospective effectiveness results indicate that the derivative and hedged item will be highly-effective in achieving offsetting changes in fair value attributable to the hedged risk. The changes in fair value for the derivative and hedged item may or may not perfectly offset, and the difference, if any, will be recognized as a net gain or loss in current-period earnings in the Statements of Income. We refer to these types of hedges as fair value-long haul or fair value-benchmark hedges, depending upon whether we are hedging the entire fair value of the asset or liability or only the changes in fair value due to changes in the benchmark interest rate.

To maintain the highly-effective hedge relationship, we perform effectiveness testing at the inception of the hedge and on an ongoing basis. We use a statistical method, i.e., rolling correlation, to analyze the effectiveness of our long haul or benchmark fair value hedging relationships. The rolling correlation method for a full fair value hedge utilizes a simple regression model in which the fair value of the hedging instrument is regressed against the fair value of the hedged item. To perform the regression, we select a statistically significant number of prices that cover the time period of the hedging relationship. Based on U.S. GAAP, if prices associated with the hedging item and prices associated with the hedged item have been, and are expected to continue to be, highly correlated, we may reasonably expect that the changes in the fair value of the hedging item will be highly effective in offsetting the changes in the fair value of the hedged item. Based on our data, we determine if the corresponding changes in cumulative prices meet an acceptable range based on statistical measures to continue to qualify for hedge accounting.

For each of our fair value hedges, we run our effectiveness tests at inception and then at least quarterly to ensure that the hedging instrument’s changes in fair value are offsetting the hedged item’s changes in fair value within the parameters set forth within SFAS 133. When a hedging relationship fails the effectiveness test, we immediately discontinue hedge accounting.

In certain situations, we aggregate advances and hedge them with one or more derivative instruments. We also may aggregate certain consolidated obligations and hedge them with one or more derivative instruments. We follow the requirements set forth in SFAS 133, and these assets or liabilities that are grouped meet the homogeneity standard for fair value hedges.

Not-Highly-Effective Hedge Relationships. In a not-highly-effective relationship, there is no accounting relationship between the derivative and hedged item. This does not imply that there is not an economic relationship between the derivative and hedged item; however, the relationship does not qualify for hedge accounting treatment under SFAS 133 and, therefore, the hedged item’s change in fair value is not recorded in current-period earnings. We classify these types of hedges as “freestanding” pursuant to SFAS 133. Changes in the fair value of the derivative in a freestanding hedge of an asset or liability for asset/liability management are recorded in current-period earnings.

Types of Derivatives and Hedged Items

We incur interest-rate risk on advances, mortgage loans held for portfolio, mortgage loan commitments, investments, consolidated obligations, and intermediary positions. The following discussion describes our accounting for our specific derivative instruments and hedges.

Advances. The optionality embedded in certain financial instruments we hold (e.g., the prepayment terms in an advance) can create interest-rate risk. When a borrower prepays an advance, we would suffer lower future income if the prepaid principal portion were invested in lower-yielding assets that continued to be funded by higher-cost debt. To protect against this risk, we generally charge a prepayment fee designed to make us financially indifferent to a borrower’s decision to prepay an advance. When we offer advances (other than short-term advances) that a member may prepay without a prepayment fee, we usually finance such advances with callable debt or hedge this option.

With the issuance of a putable advance, we purchase from the member a put option that enables us to convert the advance from a fixed rate to a variable rate, if interest rates increase, or to terminate the advance and extend additional credit on new terms. We may hedge a convertible advance by entering into a cancelable interest-rate exchange agreement where we pay a fixed rate and receive a variable rate based on a market index, typically LIBOR. This type of hedge is treated as a fair value hedge under SFAS 133. The swap counterparty can cancel the interest-rate exchange agreement on the put dates, which would normally occur in a rising-rate environment, at which time we would generally either terminate the advance or convert it to a variable rate.

We also offer our members capped advances, or variable-rate advances with a maximum interest rate. To protect us against unfavorable changes in interest rates, when we issue a capped advance, we typically purchase an offsetting interest-rate cap from a broker. This type of hedge is treated as a full fair value hedge under SFAS 133.

Mortgage Loans Held for Portfolio. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these assets, depending on changes in estimated prepayment speeds. In addition, to the extent that we purchase mortgage loans at premiums or discounts, net income is affected by extensions or contractions in the expected maturities of these assets. We manage the interest-rate and prepayment risk associated with mortgage loans primarily through debt issuance. We use both callable and non-callable debt to attempt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans.

We may also purchase interest-rate exchange agreements to manage the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the mortgage loans, they are not specifically linked to individual mortgage loans, and we account for these derivatives as freestanding pursuant to SFAS 133.

To enable us to lower our overall interest-rate risk profile and reduce our operating cost structure, including costs associated with managing risks related to our mortgage loans held for portfolio, we have begun exiting the MPP. The outline of this strategy is included in the three-year plan.

Mortgage Loan Commitments. We hedge the market value of certain commitments to purchase fixed-rate mortgage loans by selling mortgage-backed securities to-be-announced for forward settlement. Mortgage loan commitments and the mortgage-backed securities to-be-announced derivatives used in our freestanding firm commitment hedges are recorded as derivative assets or liabilities at fair value in the Statements of Condition, with changes in fair value recognized in current-period earnings. When the mortgage loans are settled, the current market value of the mortgage loan commitment is included with the basis of the mortgage loan and amortized accordingly. We have ceased entering into new master commitment contracts and, as a result, we expect to also eliminate the use of mortgage-backed securities to-be-announced sold for forward settlement to economically hedge mortgage loan commitments.

Investments. We currently invest primarily in U.S. agency and GSE obligations, mortgage-backed securities, and the taxable portion of state or local housing finance agency securities. The interest-rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. For investment securities carried at fair value, we may also manage the risk arising from changing market prices by matching the cash outflow on the interest-rate exchange agreements with investment securities carried at fair value. These economic hedges are considered freestanding pursuant to SFAS 133.

Consolidated Obligations. We manage the risk arising from changing market prices of a consolidated obligation by matching the cash outflow on the consolidated obligation with the cash inflow on an interest-rate exchange agreement. In a typical transaction, the Office of Finance issues a fixed-rate consolidated obligation for the Seattle Bank, and we simultaneously enter into a matching interest-rate exchange agreement in which the counterparty pays fixed cash flows, designed to mirror in timing and amount the cash outflows we pay on the consolidated obligation. Such transactions are treated as fair value hedges under SFAS 133. The net result of this transaction is that we pay a variable cash flow that closely matches the interest payments we receive on short-term or variable-rate advances. This intermediation between the financial and swap markets permits us to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or variable-rate consolidated obligations in the financial markets.

Intermediation. To assist our members in meeting their hedging needs, we may act as an intermediary between members and counterparties by entering into offsetting interest-rate exchange agreements. The notional amounts and settlement, interest payment, and maturity dates are identical in the offsetting interest-rate exchange agreements. Although we discontinued offering member swaps as a standard product in mid-2004, we will continue to maintain the existing transactions through maturity. The derivatives used in intermediary swaps do not qualify for hedge accounting treatment, and the fair value adjustments are recorded separately through current period earnings. The net result of the accounting for these derivatives does not significantly affect our operating results. These amounts are recorded in other income and presented as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

The following table summarizes the notional amounts of member intermediary swap transactions as of March 31, 2005, and December 31, 2004 and 2003 and gains (losses) on member intermediary swap transactions for the three months ended March 31, 2005, and each of the years ended December 31, 2004 and 2003.

Member Intermediary Swap Transactions

	As of March 31,	As of December 31,
	2005	2004	2003
	(in thousands)
Notional amount
Member swaps*	$460,500	$560,500	$950,000
Offsetting counterparty swaps*	60,500	60,500	60,500

Total notional amount	$521,000	$621,000	$1,011,000

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2005	2004	2003
	(in thousands)
Gain (Loss)
Member swaps	$268	$495	86
Offsetting counterparty swaps	(284)	(572)	(275)

Total gain (loss)	$(16)	$(77)	$(189)

*	As of March 31, 2005, December 31, 2004, and December 31, 2003, the notional amounts are not equal because (i) two member swaps, each with a notional amount of $200 million as of March 31, 2005, and $250 million as of December 31, 2004, and (ii) 16 member swaps with an aggregate notional amount of $890 million as of December 31, 2003, had offsetting terms.

We may enter into interest-rate exchange agreements to offset the economic effect of other derivatives that are no longer designated in a hedge transaction of one or more advances, investments, or consolidated obligations. In these intermediary transactions, maturity dates, call dates, and fixed interest rates match, as do the notional amounts on the de-designated portion of the interest-rate exchange agreement and the intermediary derivative.

The following table summarizes the notional amounts of intermediary swap transactions to offset derivatives that are no longer designated in a hedge transaction as of March 31, 2005, and December 31, 2004 and 2003, and gains (losses) on intermediary swap transactions to offset derivatives that are no longer designated in a hedge transaction for the three months ended March 31, 2005, and each of the years ended December 31, 2004 and 2003.

Intermediary Swap Transactions

	As of March 31,	As of December 31,
	2005	2004	2003
	(in thousands)
Notional amount
Intermediary swaps	$296,000	$118,000	$62,000
Offsetting counterparty swaps	295,800	117,800	61,800

Total notional amount	$591,800	$235,800	$123,800

	For the Three Months Ended March 31,	For the Year Ended March 31,
	2005	2004	2003
	(in thousands)
Gain (Loss)
Intermediary swaps	$(7,294)	$1,059	$715
Offsetting counterparty swaps	7,298	1,056	(883)

Total gain (loss)	$4	$3	$(168)

Amortization of Premiums and Accretion of Discounts

The amount of premium or discount on mortgage-based assets, including mortgage-backed securities, collateralized mortgage obligations, and mortgage loans purchased under the MPP, amortized or accreted into earnings during a period is dependent on our estimate of the remaining lives of these assets and actual prepayment experience. Changes in estimates of prepayment behavior create volatility in interest income because the change to a new expected yield on a pool of mortgage loans or mortgage-backed securities, given the new forecast of prepayment behavior, requires an adjustment to cumulative amortization in order for the financial statements to reflect that yield going forward. For a given change in estimated average maturity for a mortgage loan portfolio or a mortgage-backed security, the retrospective change in yield is dependent on the amount of original purchase premium or discount and the cumulative amortization or accretion at the time the estimate is changed. A change in estimated average maturity has the least effect on mortgage loans or mortgage-backed securities that have either little cumulative amortization or accretion or are nearly fully amortized or accreted. A change in estimated average maturity has its greatest effect on long-term mortgage loans and mortgage-backed securities with cumulative amortization and accretion equal to approximately half of the original purchase premium or discount.

For certain mortgage-based assets, we use a commercially available prepayment model and independent third-party pricing sources, including a source that provides data on cash flows, as the basis for estimated future principal prepayments. This model uses a number of market factors, such as historical mortgage rates and housing turnover ratios, as the basis for the prepayment calculation and we are provided monthly market factor updates from the prepayment model vendor. Use of different prepayment models can result in different amounts of premium amortization and discount accretion. We review the data generated from the model against model data from the previous period as well as against commercially available prepayment rate information and the periodic changes in prepayment rates to ensure the reasonableness of the data in light of market conditions.

Allowances for Credit Losses

We regularly evaluate our requirement for an allowance for credit losses on advances and mortgage loans purchased under the MPP. We would establish an allowance if an event were to occur that would make it probable that all principal and interest due for an advance or mortgage loan would not be collected and the resulting losses were estimable.

•

Advances. As discussed in detail in “Item 1. Business—Business Segments—Traditional Member Finance—Advances—Security Interests,” advances are fully collateralized by high-quality collateral and the Seattle Bank benefits from additional statutory preferences that, combined with conservative collateral practices, make the likelihood of credit losses negligible. To incur a credit loss on an advance, two credit events must jointly occur: (1) the member or non-member borrower would have to fail, and (2) the available collateral would have to deteriorate in value prior to liquidation of that collateral. We periodically review the collateral held as security on advances and assess our borrowers’ credit conditions. As of March 31, 2005, and December 31, 2004 and 2003, we had rights to collateral, either loans or securities, on a borrower-by-borrower basis, with an estimated fair value in excess of outstanding advances. We have never experienced a credit loss on our advances, and we do not anticipate any credit losses on advances in the future. Based on the foregoing, we have determined that no provision for credit losses on advances is necessary.

•	Mortgage loans. Since the inception of the MPP, we have never experienced a credit loss nor has our supplemental insurance, or SMI, provider ever experienced a loss claim on our mortgage loan portfolio. To ensure the retention of credit risk and to cover, at a minimum, the expected losses on conventional mortgage loans originated or acquired by a member, we require the member to fund a lender risk account, or LRA, either up front as a portion of the purchase proceeds or over time through a portion of the monthly payments. This account is established to conform to Finance Board regulation applicable to all conventional mortgage purchase programs. The Finance Board regulation stipulates that the member is responsible for all expected losses on the mortgage loans sold to us. In order to comply with this regulation, we evaluate the proposed conventional mortgage loans to be sold (either the specific portfolio or a representative sample) to determine the amount of expected losses that will occur. The SMI provider determines the minimum amount required in order to issue a policy. The member funds the LRA with the greater of the expected losses or the amount required by the SMI provider. Each master commitment contract specifies the required funding level for its associated LRA. In accordance with the applicable contract, either the purchase price for the mortgage loans purchased under a master commitment contract is discounted, or the amount paid monthly by the member is increased, to fund the LRA. If the member’s risk account is funded through monthly payments, the member remains obligated under the master commitment contract to pay the monthly amounts that fund the LRA whether or not any of the purchased mortgage loans are in default. The LRA funds are used to offset any losses that may occur, with any excess of required balances distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract. LRA balances are not required after 11 years. The LRA is recorded in “other liabilities” in the Statements of Condition and totaled $13.6 million, $12.1 million and $6.6 million as of March 31, 2005, and December 31, 2004 and 2003.

In addition to the expected losses covered by the LRA, a member selling conventional mortgage loans is required to purchase SMI as a credit enhancement to cover losses over and above losses covered by the LRA. We are listed as the insured, and this coverage serves to further limit our exposure to losses. As with the funding of the LRA, either the purchase price for the mortgage loans purchased under a member’s master commitment contract is discounted, or the amount paid monthly by the member is increased, to fund the SMI. The LRA and the SMI are expected to provide loss protection to support the equivalent of an investment grade rating. If the LRA and the standard SMI policy do not provide sufficient loss protection to support the equivalent of an investment grade rating, the member must purchase additional mortgage insurance coverage called SMI Plus. This policy provides additional credit enhancement coverage to achieve an equivalent of an investment grade rating. Other than the LRA, SMI, and if applicable, SMI Plus, we do not charge any other credit enhancement fees to MPP participants.

As a result of the credit enhancements described above, we and our participating members share the credit risk of the mortgage loans sold to us under the MPP. The participating member assumes a first-loss obligation equivalent to a minimum of the expected losses through its LRA, and we assume credit losses in excess of primary mortgage insurance coverage, the participating member’s LRA, and SMI coverage. Under the credit enhancement structure of the MPP, the value of the foreclosed property would have to fall below 50% of the outstanding loan amount to result in a loss to us. We regularly monitor delinquency data provided by our participating members to ensure that mortgage principal and interest are remitted timely, and perform quality control reviews on all individual mortgage loans that become 90 days delinquent. In addition, participating members are responsible for remitting principal and interest to us, even though there may be individual mortgage loans with delinquent payments to the participating member.

Occasionally, we require our members to repurchase mortgage loans. These instances include failure by a member to comply with MPP requirements, breach of representations and warranties made by a member, non-compliance with final documentation and servicing errors.

Given the level of credit enhancement available to us, we do not believe an allowance for credit losses on mortgage loans is required. We do not expect that our decision to exit the MPP will result in increased credit risk or the need for an allowance for credit losses on mortgage loans.

Quantitative and Qualitative Disclosures About Market Risk

Our portfolio of assets and liabilities requires us to take on market risks, such as duration risk, convexity risk, and interest-rate yield curve risk. Duration and convexity are terms that describe exposure to parallel shifts in interest rates. Yield curve risk refers to non-parallel shifts in short- and long-term interest rates. These measurements can be applied to individual fixed-income instruments, such as one of our mortgage-backed securities, or to an entire fixed-income portfolio such as our MPP. For example, if a portfolio has a duration of two years, this means that the portfolio’s value would be expected to decline about 2% for each 1% increase in interest rates—or rise about 2% for each 1% decrease in interest rates. Accordingly, a portfolio with a two-year duration is less risky than one that has a 10-year duration. The 10-year duration portfolio would be expected to decline in value about 10% for each 1% rise in interest rates. Convexity is another measurement of risk, measuring the rate of change of duration for a given change in interest rates. It measures the price change that occurs in the portfolio that is not predicted by duration. Convexity is inversely correlated to interest rates. Negative convexity implies a shortening of duration when interest rates fall and lengthening of duration in periods of rising interest rates.

Although we duration-match funded our mortgage-backed securities and the mortgage loans purchased under the MPP, we did not effectively match the convexity of the instruments. The callable investment strategy caused not only convexity risk but also curve risk by design; however, too many of these transactions with their associated risks have translated into earnings risk. Although the investment portfolio growth created initial increases in net interest income, the funding mismatch contributed to the current financial difficulties. Given the financial difficulties stemming from net unrealized losses of approximately $300 million not reflected in the March 31, 2005 Statement of Condition and approximately $400 million as of May 31, 2005, we will have to buy more hedges to protect the balance sheet from further losses. The additional hedging costs will adversely impact our already depressed earnings. The amount of our net unrealized market value losses involves estimates of the market values of our assets and liabilities, which we discuss in greater depth in “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition.”

Market Risk Management

Market risk is the risk of loss to future earnings or long-term value that may result from changes in interest rates. The goal of market risk management is to generate sustainable levels of net interest income over time while minimizing the sensitivity of our earnings and market value of equity to changes in interest rates. Ultimately, market risk management seeks to ensure that the bank is profitable and maintains adequate risk-based capital across a wide-range of interest-rate environments.

Our general approach to managing market risk is to acquire and maintain a portfolio of assets and liabilities that, together with our associated interest-rate exchange agreements, limits our expected market value and income statement volatility. Finance Board regulations regarding interest-rate exchange agreements enable the FHLBanks to enter into these agreements only to reduce the market-risk exposures inherent in otherwise unhedged assets and funding positions. Accordingly, we can use interest-rate swaps, swaptions, interest-rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively, interest-rate exchange agreements) in our market risk management and funding strategies.

Measurement of Market Risk

We measure market risk exposure using a variety of risk measurement methods and techniques, including calculation of the effective duration of equity, duration gap, and market value of equity sensitivity. Each of these methods provides different analytical information we use to manage our interest-rate risks. These measurement methods are described in more detail below. We design our investing, funding and hedging strategies based on a number of factors that include these measurement methods, although our ability to take rebalancing actions is limited by the held-to-maturity classification of our investments and the held-for-investment classification of our mortgage loans.

Duration of Equity

Duration of equity is the market-value-weighted effective duration of assets minus the market-value-weighted effective duration of liabilities, plus the market-value-weighted duration of off-balance sheet items, divided by the market value of equity. Because our capital stock is not traded and a market price is not readily available, we define market value of equity as the present value of the expected net cash flows from all our existing assets and liabilities. Duration of equity shows the sensitivity of market value of equity to instantaneous changes in interest rates. Higher duration numbers, whether positive or negative, indicate greater potential volatility of the market value of equity. For example, the value of an instrument with a duration of five years will change by approximately 5% with a 100-basis-point instantaneous change in interest rates.

Under the current policy adopted by our Board of Directors, duration of equity must stay within a range of positive 5-to-negative 5 years when measured using current interest rates, and must stay within a range of positive 7-to-negative 7 years when measured under an instantaneous parallel increase or decrease in interest rates of 200 basis points. As required under Finance Board guidance, we adjust the instantaneous parallel decrease when a decrease of 200 basis points would result in short-term rates below zero. We adjusted the instantaneous parallel decrease to approximately 200 basis points as of March 31, 2005, 187 basis points as of December 31, 2004, 60 basis points as of December 31, 2003, and 100 basis points as of December 31, 2002.

As of March 31, 2005, duration of equity was within policy parameters established by our Board of Directors in the base case and the up and down shock scenarios.

The following table summarizes the interest-rate risk associated with all assets and liabilities on our Statements of Condition and our off-balance sheet items, such as commitments to enter into interest-rate exchange agreements or to participate in consolidated obligation issuances, as of March 31, 2005, and December 31, 2004, 2003, and 2002, based on the duration of equity in years.

	As of March 31,	As of December 31,
	2005	2004	2003	2002
	(in years)
Duration of Equity
Up 200 basis points	0.0	6.0	6.4	2.7
Base case	0.9	(0.9)	4.1	(1.9)
Down: 200 basis points—March 31, 2005; 187 basis points—December 31, 2004; 60 basis points—December 31, 2003; 100 basis points—December 31, 2002	(4.0)	(5.4)	3.2	(3.7)

Base case duration of equity (i.e., using current interest rates) extended to 0.9 years as of March 31, 2005, compared to negative 0.9 years as of December 31, 2004. Base case duration of equity shortened to negative 0.9 years as of December 31, 2004, compared to 4.1 years as of December 31, 2003. The modest extension of duration of equity during the first quarter of 2005 resulted primarily from a slight extension in mortgage assets caused by a reduction in prepayment speed expectations as interest rates increased. The decrease in duration of equity from December 31, 2003 to December 31, 2004 was caused primarily by a decrease in the duration of our mortgage-based assets caused by faster prepayment speed expectations due to a flattening yield curve. This same yield curve flattening also caused the duration of our callable debt to extend slightly. Our projected duration of equity in the down 200 basis point scenario was negative 4.0 years as of March 31, 2005, compared to 5.4 years as of December 31, 2004. This sensitivity to duration (shortening) as interest rates decrease results primarily from significantly faster prepayment assumptions on mortgage assets in a down 200 basis point environment. In addition, our callable agency investments contract significantly in this interest rate scenario. Offsetting the effects of these asset contractions, the duration of our overall consolidated debt obligations also contracts as interest rates decrease, but not by enough to offset the contraction of our mortgage-based assets and callable agency investments.

The increase in the base case duration of equity to 4.1 years as of December 31, 2003, compared to negative 1.9 years as of December 31, 2002, was primarily due to extension of the duration of mortgage based assets as long term interest rates rose in late 2003 after reaching historical lows earlier in that year. The duration of the combination of bullet and callable consolidated obligations issued as funding for the mortgage-based assets also extended, but not enough to offset the extension of the duration of the mortgage-based assets. Our projected duration of equity in the down 60 basis points scenario was 3.2 years as of December 31, 2003, and 6.4 years in the up 200 basis point scenario, compared to negative 3.7 years and 2.7 years as of December 31, 2002. This reflects the general tendency of our duration of equity to contract in the down rate shock scenarios and extend in the up shock scenarios, due primarily to mismatches in the embedded options and maturity characteristics of our mortgage-based assets and the debt issued to fund those assets. For additional information, see “—Market Value of Equity Sensitivity.”

Duration Gap

Duration gap measures the difference between the estimated durations of portfolio assets and liabilities and summarizes the extent to which estimated cash flows for assets and liabilities are matched, on average, over time and across interest rate scenarios. A positive duration gap signals a greater exposure to rising interest rates because it indicates that the duration of our assets exceeds the duration of our liabilities. A negative duration gap signals a greater exposure to declining interest rates because the duration of our assets is less than the duration of our liabilities. We actively manage the duration gap to ensure that we remain in compliance with the duration limits.

The following table summarizes the range of our duration gap in months, expressed as a high and low, between our assets and liabilities for the three months ended March 31, 2005 and each of the years ended December 31, 2004, 2003, and 2002.

	As of March 31,	For the Years Ended December 31,
	2005	2004	2003	2002
	(in months)
Duration Gap
Low	(0.9)	(1.4)	(2.9)	(1.6)
High	0.0	2.0	1.3	1.1

Market Value of Equity Sensitivity

Market value of equity is defined as the present value of the expected net cash flows from all assets and liabilities. Our market value of equity is sensitive to changes in interest rates primarily because of mismatches in the maturities and embedded options associated with our mortgage-based assets and the consolidated obligation bonds we use to fund these assets. The prepayment options embedded in mortgage-based instruments may be exercised at any time, while the call options embedded in our callable debt are exercisable on a set date or series of dates following a specified lock-out period. These differences in the structure and characteristics of the mortgage prepayment options embedded in our mortgage-based assets and the debt call options in the consolidated obligations sold on our behalf cause the market values of our mortgage-based assets and callable debt to respond differently to changes in interest rates and the shape of the yield curve. For example, a significant drop in interest rates will trigger immediate prepayment of our mortgage-based assets, while the debt issued to fund the purchase of those assets may or may not be callable depending on the remaining length of the lock-out periods, the exercise prices of the call options, and whether the options are exercisable continuously, periodically, or on a single pre-specified date.

Given the characteristics of the options currently embedded in our assets and liabilities, the market value of our liabilities tends to increase faster in the down rate scenarios than the market value of our mortgage-based assets and tends to decrease at a lower rate when rates rise. As a result, our market value of equity declines in both the up and down shock scenarios, as discussed below. We evaluate our market value sensitivity on an ongoing basis, under a variety of parallel and non-parallel shock scenarios. The resulting risk profile provides a general indicator of our exposure to interest-rate risk from a market value perspective. It also provides an indicator of earnings exposure to long-term repricing gaps and options positions in our Statements of Condition.

Our principal method for measuring the sensitivity of market value of equity is to compare the market value of our equity in the base case (at current rates) with its market value in an up 200 basis point and a down 200 basis points scenario, which we did as of March 31, 2005. As with duration of equity, we were permitted to use shocks of 187, 60 and 100 basis-point down scenarios for the December 31, 2004, 2003, and 2002, because the down 200 basis-point shock scenario would have resulted in interest rates below zero. Under a policy adopted by our Board of Directors in November 2004, the largest negative change in market value after applying the up and down shock scenarios could not exceed 10% of the base case. Prior to November 2004, the Board of Directors’ policy permitted a 20% negative change in market value after applying the up and down shock scenarios. We were in compliance with the applicable policy throughout the first three months of 2005, and the three years ended December 31, 2004, 2003, and 2002.

The following table summarizes the range of our market value of equity sensitivity as of March 31, 2005, and December 31, 2004, 2003, and 2002.

	As of March 31,	As of December 31,
	2005	2004	2003	2002
	(in thousands)
Market Value of Equity Sensitivity
Up 200 basis points	$1,874,603	$1,724,706	$1,957,414	$2,241,569
Base case	1,882,038	1,825,002	2,211,053	2,277,809
Down: 200 basis points—March 31, 2005; 187 basis points—December 31, 2004; 60 basis points—December 31, 2003; 100 basis points—December 31, 2002	1,785,063	1,696,211	2,103,690	2,191,394

The base case market value of equity remained essentially the same as of March 31, 2005, compared to December 31, 2004, after dropping to $1.8 billion as of December 31, 2004, compared to $2.2 billion as of December 31, 2003. The drop in base case market value of equity was primarily a result of the decrease in our mortgage-based asset balances relative to the underlying debt balances in 2004. Mortgage-based assets were prepaid faster in 2004 and 2003 than our debt could be called or rebalanced, resulting in an excess of debt related to the mortgage-based asset portfolios. Sensitivity analysis shows market value of equity decreasing in both the up and down shock scenarios, although to a lesser degree in the latter. This risk profile is reflective of the mismatch discussed above between the prepayment options in our mortgage-based assets and the call options in our debt.

The base case market value of equity was $2.2 billion as of December 31, 2003, compared to $2.3 billion as of December 31, 2002. The slight decrease was due primarily to the increase in long-term interest rates, which resulted in a larger proportionate decrease in the value of our mortgage-based assets than in the value of our medium- and long-term consolidated obligation debt. As of December 31, 2003, our market value risk profile showed a larger exposure in percentage terms to the up 200 basis point shock than it did as of December 31,

2002, primarily because of the increase in the size of our mortgage-based asset portfolios. In general, market value sensitivity increases as we add more prepayment options to our assets and liabilities. We attempt to hedge the risks of those options by issuing a mix of callable and bullet debt such that the mortgage assets and underlying funding are duration matched within tolerance limits that are determined with each transaction, based on our overall duration of equity position at the time. However, for large movements in rates such as the hypothetical up 200 basis point shock, the market values of the mortgage assets and consolidated obligation liabilities will not move in perfect alignment, even if they are duration matched, since duration is an approximation of value sensitivity for small moves in rates. If the proportion of our mortgage-based assets increases, the extent of the mismatch in market value sensitivity between our assets and liabilities for large interest rate changes will also tend to increase.

Instruments That Address Market Risk

We use interest-rate exchange agreements, such as interest-rate swaps, interest-rate caps and floors, forward purchase and sale agreements, and swaptions, to manage our exposure to changes in interest rates. This enables us to adjust the effective maturity, repricing frequency, or option characteristics of our assets and liabilities in response to changing market conditions.

To manage interest-rate risk, we create a relationship that designates a derivative financial instrument (e.g., an interest-rate exchange agreement) as a hedge of an interest-rate exposure on an asset or liability. The accounting treatment for these hedges depends on the characteristics of the derivative instrument and hedged item and their correlation to one another and is specified in SFAS 133 and its amendments.

Some of the specific types of instruments we use to manage our interest-rate risk are described in the table below.

Hedge Instrument	Hedged Item	Purpose of Hedge Transaction
Pay fixed, receive LIBOR swap; we own option to cancel swap if applicable	Putable or callable advance; fixed-rate advance with option to cancel advance prior to maturity date	To provide customized advance products to our customers at minimal risk to us

Purchased interest rate cap	Capped advance	To provide customized advance products to our customers at minimal risk to us

Pay fixed, receive LIBOR swap	Fixed rate advance	To provide customized advance products to our customers at minimal risk to us

Pay LIBOR, receive fixed swap; counterparty owns option to cancel swap	Callable debt: fixed rate debt; we own option to call debt prior to stated maturity date	To achieve low cost funds with minimal risk to us

Short sale of agency mortgage-based securities	MPP loans	To hedge market value of MPP loans until long-term debt can be issued

Payer or receiver swaptions	Mortgage-based assets, including MPP mortgage loans and mortgage-backed securities	To hedge our prepayment risk on our mortgage-based assets and manage our duration of equity

The total notional amount of interest-rate exchange agreements outstanding was $18.5 billion as of March 31, 2005, compared to $15.8 billion as of December 31, 2004, $17.5 billion as of December 31, 2003, and $18.7 billion as of December 31, 2002. The notional amount of interest-exchange agreements increased between March 31, 2005 and December 31, 2004, due to purchases of interest-rate exchange agreements (swaptions) to economically hedge our mortgage loan portfolio. The notional amount of interest-exchange agreements declined between December 31, 2004 and December 31, 2003, due to reductions in fair value hedges of consolidated obligations and declined between December 31, 2003 and 2002, due to changes in the accounting for hedges of mortgage loan commitments.

The notional amount of these agreements serves as a factor in determining periodic interest payments or cash flows received and paid, and does not represent actual amounts exchanged or our exposure to credit or market risk. Therefore, the notional amount is significantly greater than the potential market or credit loss that could result from such transactions. Notional values are not meaningful measures of the risks associated with interest-rate exchange agreements or other derivatives, which can only be meaningfully measured on a market-value basis, taking into consideration the cost of replacing interest-rate exchange agreements with similar agreements from a highly rated counterparty.

As of March 31, 2005, and December 31, 2004, 2003, and 2002, our maximum credit risk on interest-rate exchange agreements, taking into consideration master netting agreements but before considering collateral, was approximately $19.1 million, $21.8 million, $45.2 million, and $77.2 million. In determining maximum credit risk, we consider accrued interest receivables and payables. Our net exposure after considering collateral was approximately $19.1 million, $16.3 million, $25.1 million, and $44.7 million as of March 31, 2005, and December 31, 2004, 2003, and 2002. We have never experienced a loss on a derivative transaction due to credit default by a counterparty. We believe that the credit risk on our interest-rate exchange agreements is low because we contract with counterparties that are of very high credit quality. Excluding interest-rate exchange agreements in which we are an intermediary for members and which are fully collateralized, almost 100% as of March 31, 2005 and December 31, 2004, approximately 96% as of December 31, 2003, and approximately 100% as of December 31, 2002, of the notional amount of our outstanding interest-rate exchange agreements were with counterparties with credit ratings of “A” or equivalent from an NRSRO, such as Standard & Poor’s or Moody’s.

Credit Risk Management

Credit risk is the risk of loss due to default. We face credit risk on advances, certain investments, mortgage loans, interest-rate exchange agreements, and counterparty exposures.

Advances. We have never experienced a credit loss on advances. We protect against credit risk on advances by requiring collateral on all advances we fund. We can also call for additional or substitute collateral during the life of an advance to protect our security interest. The FHLBank Act limits eligible collateral to certain investment securities, residential mortgage loans, deposits with the Seattle Bank, and other real estate-related assets. The GLB Act and other federal regulations allow the FHLBanks to expand eligible collateral for many of their members. Members that qualify as community financial institutions, defined in the GLB Act as FDIC-insured depository institutions with average assets for the past three calendar years totaling no more than $548 million, may pledge small-business, small-farm, and small-agribusiness loans as collateral for advances. Advances to community financial institutions secured with expanded collateral represented $341.5 million of the $16.6 billion of advances outstanding as of March 31, 2005, $328.2 million of the $14.9 billion of advances outstanding as of December 31, 2004, $210.3 million of the $19.7 billion of advances outstanding as of December 31, 2003, and $117.2 million of the $20.0 billion of advances outstanding as of December 31, 2002. We believe that we have the policies and procedures in place to effectively manage this credit risk. Accordingly, we have not provided any allowance for losses on advances, including those referenced above.

Investments. We are subject to credit risk on some investments. We limit our unsecured credit exposure to any counterparty, other than the U.S. government or its agencies or GSEs, based on the credit quality and capital level of the counterparty and the capital level of the Seattle Bank. As of March 31, 2005 and December 31, 2004, our unsecured credit exposure was $9.9 billion, primarily consisting of $8.0 billion of other FHLBank consolidated obligations and $1.6 billion and $1.7 billion of federal funds sold. As of December 31, 2003, our unsecured credit exposure to counterparties other than the U.S. government or its agencies or instrumentalities was $6.9 billion. This primarily included $2.5 billion of federal funds sold and $3.5 billion of other FHLBank consolidated obligations. As of December 31, 2002, our unsecured credit exposure was $4.8 billion, consisting primarily of $3.6 billion of federal funds sold and $715 million in interest-bearing deposits in banks. Pursuant to the Finance Board agreement, we may not purchase additional investments in the consolidated obligations of other FHLBanks without Finance Board approval.

Mortgage Loans Held for Portfolio. The Seattle Bank has never experienced a credit loss nor has our SMI provider experienced a loss claim on a MPP mortgage loan. Under the MPP, we purchase mortgage loans from members, and the participating members continue to bear a portion of the credit risk. Our total par value of mortgage loans outstanding through the MPP was $10.1 billion, $10.4 billion, $11.1 billion, and $8.9 billion, as of March 31, 2005, and December 31, 2004, 2003, and 2002, which comprised $2.1 billion, $2.3 billion, $2.5 billion, and $2.4 billion in government-insured mortgage loans and $7.9 billion, $8.1 billion, $8.6 billion, and $6.5 billion in conventional mortgage loans. The conventional mortgage loans are credit-enhanced by our participating members to a level equivalent to at least an investment-grade rating through the lender risk account and supplemental mortgage insurance. As part of the three-year plan, we have developed an outline for exiting the MPP segment. However, we do not expect that this decision will impact the credit risk of the mortgage loans held for portfolio. We have determined that no loan loss allowance is necessary, and believe that we have the policies and procedures in place to appropriately manage this credit risk.

Derivative Credit-Risk Exposure and Counterparty Ratings. The Seattle Bank is subject to credit risk because of the potential nonperformance by a counterparty to an agreement. The degree of counterparty risk on interest-rate exchange agreements and other derivatives depends on the extent to which netting procedures and other credit enhancements are used to mitigate the risk. We manage counterparty credit risk through credit analysis, collateral management, and other credit enhancements. We require agreements to be in place for all counterparties. These agreements must include provisions for netting exposures across all transactions with that counterparty. The agreements also require the counterparties to collateralize exposures with the thresholds for priority collateral tied to the credit risk of the counterparty. For example, a counterparty must deliver collateral to the Seattle Bank if the total market value of our exposure to that counterparty rises above a specific threshold. As a result of these risk mitigation initiatives, we do not currently anticipate any credit losses on our interest-rate exchange agreements.

Our maximum credit risk equals the estimated cost of replacing favorable interest-rate swaps, forward agreements, and purchased caps and floors, if the counterparty defaults, net of the value of related collateral. Our maximum credit risk, before considering collateral, was approximately $19.1 billion, $21.8 million, $45.2 million, and $77.2 million as of March 31, 2005, and December 31, 2004, 2003, and 2002. In determining maximum credit risk, we consider accrued interest receivable and payable, and the legal right to offset assets and liabilities by counterparty. Our net exposure after collateral was approximately $19.1 billion, $16.3 million, $25.1 million and $44.7 million as of March 31, 2005, and December 31, 2004, 2003, and 2002. Our counterparty credit exposure, by credit rating, was as follows.

	For the Three Months Ended March 31, 2005
	Notional Amount	Total Net Exposure at Fair Value	Collateral Held	Net Exposure After Collateral
	(in thousands)
AA+	$1,372,450	$3,000	$	$3,000
AA	1,811,643
AA–	9,453,464
A+	4,248,300	12,921		12,921
A	1,175,000	2,742		2,742
Not Rated	4,958
Member institutions (1)	460,500	412		412

Total	$18,526,315	$19,075	$	$19,075

	For the Year Ended December 31, 2004
	Notional Amount	Total Net Exposure at Fair Value		Collateral Held		Net Exposure After Collateral
	(dollars in thousands)
AAA	$149,350	$		$		$
AA	1,504,843
AA–	8,646,559
A+	4,031,400		20,080		5,552		14,528
A	795,000		1,079				1,079
Not rated	151,609
Member institutions (1)	560,500		658				658

Total	$15,839,261		$21,817		$5,552		$16,265

	For the Year Ended December 31, 2003
	Notional Amount	Total Net Exposure at Fair Value		Collateral Held		Net Exposure After Collateral
	(dollars in thousands)
AAA	$149,350	$		$		$
AA	2,600,871
AA–	6,234,983		448				448
A+	5,691,900		38,639		20,100		18,539
A	685,000		4,718				4,718
Not rated	569,000
Member institutions (1)	950,500		1,390				1,390

Total	$16,881,604		$45,195		$20,100		$25,095

	For the Year Ended December 31, 2002
	Notional Amount	Total Net Exposure at Fair Value		Collateral Held		Net Exposure After Collateral
	(dollars in thousands)
AAA	$147,550	$		$		$
AA+	235,000
AA	956,050
AA–	3,258,799		733				733
A+	10,104,427		64,197		29,703		34,494
A	2,165,400		13,278		2,822		10,456
Member institutions (1)	1,850,500		(968)				(968)

Total	$18,717,726		$77,240		$32,525		$44,715

(1)	Collateral held with respect to interest-rate exchange agreements with member institutions represents either collateral physically held by or on behalf of the Seattle Bank or collateral assigned to the Seattle Bank, as evidenced by a written security agreement, and held by the member institution for the benefit of the Seattle Bank. This notional amount excludes stand-alone delivery commitments.

As of March 31, 2005, excluding interest-rate exchange agreements in which we served as an intermediary for member institutions and which are fully collateralized, almost 100% of our outstanding interest-rate exchange agreements are with counterparties rated A or higher. As of March 31, 2005, 16 counterparties represented the total notional amount of our outstanding interest-rate exchange agreements excluding agreements in which we served as intermediaries. As of March 31, 2005, approximately 68.2% of the total notional amount of our outstanding interest-rate exchange agreements were with ten counterparties rated AA– or higher.

ITEM 3. PROPERTIES

We occupy 100,223 square feet of leased office space at 1501 Fourth Avenue, Seattle, Washington. The current lease arrangement is for ten years, expiring on April 30, 2013. Of this leased space, we have entered into separate arrangements with two subtenants: (1) a sublease expiring on June 30, 2007 relating to 10,820 square feet of office space and (2) a sublease expiring on October 31, 2007 relating to 1,419 square feet of office space. In addition, we entered into a five-year lease arrangement for 17,302 square feet of office space at 520 Pike Street, Seattle, Washington, expiring on January 31, 2009. We also currently lease 2,920 square feet of office space as a back-up facility site used for disaster recovery, with a 10-year lease expiring on February 28, 2013. With the planned reductions in staffing levels due to our refocus on our advances, we are considering alternatives for decreasing our leased office space in Seattle.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Seattle Bank is a cooperative of which its members own all of the outstanding Class B stock, except in limited circumstances, for example, for a period after a member is acquired by a non-member. As of March 31, 2005, the Seattle Bank had 376 stockholders holding a total of 21,004,696 shares of Class B stock, comprised of 19,615,357 shares of Class B(1) stock and 1,389,339 shares of Class B(2) stock.

Five Percent Beneficial Holders

The following table lists the financial institution members that beneficially held 5% or more of our outstanding capital stock as of March 31, 2005:

Member Name	Class B(1) Shares Held	Class B(2) Shares Held	Total Number of Shares Held	Percent of Total Outstanding Shares
Washington Mutual Bank, F.S.B. 1201 Third Avenue, 15th Floor Seattle, WA 98101	5,262,764	637,705	5,900,469	28.1

Bank of America Oregon, N.A. 1001 SW 5th Avenue Portland, OR 97204	2,099,348	393,980	2,493,328	11.9

Merrill Lynch Bank, U.S.A. 15 W. South Temple Street, Suite 300 Salt Lake City, UT 84111	1,216,018		1,216,018	5.8

Beneficial Ownership of Members with Officers Serving as Seattle Bank Directors

Because under federal law and regulations a majority of our Board of Directors must be elected directly from our membership, some of our elected directors are officers of members that own our capital stock. The following table presents our outstanding capital stock held by members as of March 31, 2005, whose officers served as directors of the Seattle Bank as of that date:

Institution Name and Address	Director Name	Class B(1) Shares Held**	Class B(2) Shares Held**	Total Shares Held**	Percent of Total Outstanding Shares
Washington Mutual Bank, F.S.B. 1201 Third Avenue, 15th Floor Seattle, WA 98101	William A. Longbrake	5,262,764	637,705	5,900,469	28.1

Washington Federal Savings 425 Pike Street Seattle, WA 98101	Roy M. Whitehead (1)	814,534		814,534	3.9

Institution Name and Address	Director Name	Class B(1) Shares Held**	Class B(2) Shares Held**	Total Shares Held**	Percent of Total Outstanding Shares
Sterling Savings Bank 111 North Wall Street Spokane, WA 99201	Harold B. Gilkey	763,302		763,302	3.6

Glacier Bancorp, Inc. 49 Common Loop Kalispell, MT 59901	James H. Strosahl	441,840		441,840	2.1

Zions First National Bank One South Main Street, Suite 1340 Salt Lake City, UT 84111	W. David Hemingway	293,642	77,605	371,247	1.8

Bank of Hawaii 130 Merchant Street, 22nd Floor Honolulu, HI 96813	Allan R. Landon (1)	354,755	4,227	358,982	1.7

LibertyBank 355 Goodpasture Island Road, Suite 200 Eugene, OR 97401	Robert L. Fenstermacher	73,911		73,911	*

Alaska Pacific Bank 2094 Jordan Avenue Juneau, AK 99801-8046	Craig E. Dahl	15,761	2,078	17,839	*

Farmers & Merchants State Bank 703 Americana Blvd., Suite 120 Boise, ID 83702	Michael M. Mooney (2)	6,578	5,882	12,460	*

First State Bank 1405—16th Street Wheatland, WY 82201	Mike C. Daly	3,974		3,974	*

*	Represents beneficial ownership of less than 1% of the Seattle Bank’s total outstanding capital stock.
**	Includes all shares held directly and indirectly by subsidiaries of the named institution.
(1)	Messrs. Whitehead and Landon resigned from our Board of Directors on May 12, 2005. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Resources—Class B Stock.”
(2)	Mr. Mooney joined our Board of Directors in January 2005.

Limitations of Beneficial Ownership of Seattle Bank’s Capital Stock

Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A beneficial owner of a security includes any person who, directly or indirectly, holds (1) voting power and/or (2) investment power over the security. Under federal law and regulations, individuals cannot own shares of FHLBank capital stock, and, accordingly, no Seattle Bank director or officer owns or may own capital stock of the Seattle Bank. Furthermore, each director disclaims any beneficial ownership of all shares of capital stock of the Seattle Bank held by members with which the director is affiliated.

Our members are limited to voting on the election of those members of our Board of Directors who are not appointed by the Finance Board. See “Item 5. Board of Directors and Executive Officers—Corporate Governance—Board Composition.” The maximum number of votes that a member may cast is capped at the number of shares of Class B(1) stock the member was required to hold on December 31 of the preceding year, but no more than the average amount of Class B(1) stock required to be held by members in the same state as of that date. In addition, each member is eligible to vote for the open director seats only in the state in which its principal place of business is located. Accordingly, none of the members listed above or any individual director affiliated with any of such members holds significant voting power over the election of our Board of Directors.

ITEM 5. BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following table sets forth information about the directors of the Seattle Bank as of June 15, 2005.

Name	Age	Bank Director Since	Expiration of Term as Director	Board Position and Core Committee Membership
Mike C. Daly	53	2002	December 31, 2007	Chair; Executive (chair); Organizational Development; Products, Services and Housing

Carmen Julia Aguiar*	39	2003	December 31, 2005	Audit (chair); Executive; Governance and Budget

Hector R. Ariceaga*	39	2003	December 31, 2005	Financial Operations; Products, Services and Housing

Craig E. Dahl	55	2004	December 31, 2006	Vice Chair; Audit; Financial Operations; Products, Services and Housing

Daniel R. Fauske*	54	2004	December 31, 2006	Executive; Organizational Development; Products, Services and Housing (chair)

Robert L. Fenstermacher	55	1999	December 31, 2005	Executive; Financial Operations; Governance and Budget; Organizational Development (chair)

Harold B. Gilkey	65	2003	December 31, 2005	Financial Operations; Governance and Budget

W. David Hemingway	58	2001	December 31, 2006	Executive; Financial Operations (chair); Products, Services and Housing

James R. Irvine*	57	2003	December 31, 2005	Audit; Products, Services and Housing

William A. Longbrake	62	2002	December 31, 2007	Executive; Financial Operations; Governance and Budget (chair)

Michael M. Mooney	54	2005	December 31, 2007	Audit; Financial Operations; Organizational Development

Jack T. Riggs, MD*	50	2004	December 31, 2006	Audit; Governance and Budget

James H. Strosahl	63	2003	December 31, 2005	Audit; Financial Operations

*	Represents directors appointed by the Finance Board. As of June 15, 2005, the Finance Board had not yet named replacements to fill three additional appointed directors’ seats for the term to have begun on January 1, 2005. We cannot predict when or if the Finance Board will make these appointments to our Board of Directors. The remaining directors were elected by members of the Seattle Bank in accordance with the procedures described in “Item 11. Description of Registrant’s Securities to Be Registered.”

Mike C. Daly has served as a director of the Seattle Bank since 2002 and as Chair since May 2005. In 1981, Mr. Daly opened First State Bank in Wheatland, Wyoming, an independent community bank, where he serves as chairman and chief executive officer. Since 1985, Mr. Daly has served as chairman, president, and chief executive officer of Wheatland Bankshares, Inc., a single bank holding company that owns 100% of First State Bank. Mr. Daly currently serves as one of three Seattle Bank representatives on the Council of Federal Home Loan Banks.

Carmen Julia Aguiar has served as a director of the Seattle Bank since 2003. Since 1993, Ms. Aguiar has served as president and chief executive officer of The Aguiar Group, a certified public accounting firm specializing in taxation, business, and technology consulting.

Hector R. Ariceaga has served as a director of the Seattle Bank since 2003. Since 2002, Mr. Ariceaga has served as vice president of business and technology development at First American Title Insurance Company of Oregon, a title insurance company that operates as a subsidiary of First American Corporation, a bank holding company. From 1993 to 2002, Mr. Ariceaga served as vice chairman of the Housing Authority of Portland, a company that provides housing solutions to those who cannot find housing due to income or special needs.

Craig E. Dahl has served as a director of the Seattle Bank since 2004 and as Vice Chair since May 2005. Since 1996, Mr. Dahl has served as president, chief executive officer and director of Alaska Pacific Bancshares, Inc. and Alaska Pacific Bank, federally chartered savings banks.

Daniel R. Fauske has served as a director of the Seattle Bank since 2004. Since 1995, Mr. Fauske has served as chief executive officer and executive director of the Alaska Housing Finance Corporation, a self-supporting, non-stock public corporation that provides financing and loan options for housing.

Robert L. Fenstermacher has served as a director of the Seattle Bank since 1999. Since 1984, Mr. Fenstermacher has served as chairman and, since 1986, as president and chief executive officer of LibertyBank, an Oregon-based community financial institution, and has been affiliated with Liberty Financial Group, Inc., originally a commercial lessor and now a holding company for LibertyBank, since 1973.

Harold B. Gilkey has served as a director of the Seattle Bank since 2003. Mr. Gilkey co-founded Sterling Savings Bank, a state-chartered, federally insured stock savings and loan association, in 1981, and served as chairman from 1981 through 2004, and since that time has served as the chairman of the board and chief executive officer of Sterling Financial Corporation and three subsidiaries of Sterling Savings Bank: INTERVEST-Mortgage Investment Company, which provides loans for commercial and multi-family real estate projects throughout the Northwest; Action Mortgage Company, a residential real estate lender; and Harbor Financial Services, Inc., which offers non-FDIC-insured investments and insurance services.

W. David Hemingway has served as a director of the Seattle Bank since 2001. Since 1997, Mr. Hemingway has served as executive vice president of Zions First National Bank in Salt Lake City, a national banking association.

James R. Irvine has served as a director of the Seattle Bank since 2003. Since 1980, Mr. Irvine has served in a variety of positions at The Conifer Group, a home building, land development, and property management firm and licensed real estate brokerage in Oregon and Washington, including serving as chairman since 2000 and as president from 1980 to 2000. Mr. Irvine also served as a director of the Seattle Bank from 1991 to 1998.

William A. Longbrake has served as a director of the Seattle Bank since 2002. Since 1982, Mr. Longbrake has served in a variety of positions at Washington Mutual Inc., a national financial services retailer, including serving as its vice chair from 2002 to 2004 and as vice chair and chief financial officer from 1996 to 2002. Mr. Longbrake currently serves as one of three Seattle Bank representatives on the Council of Federal Home Loan Banks.

Michael M. Mooney has served as a director since January 2005. Since 2003, Mr. Mooney has served as president and chief operating officer of Farmers & Merchants Bank, a financial institution headquartered in Idaho. From 1994 to 2003, he served as a district president at KeyBank National Association, a financial institution.

Jack T. Riggs, MD has served as a director of the Seattle Bank since 2004. Since 1981, Mr. Riggs has practiced as an emergency medicine physician and owns several urgent care facilities in Idaho. From January 2001 to January 2003, Mr. Riggs served as Lieutenant Governor of Idaho. From 1996 to 2001, Mr. Riggs served as an Idaho State Senator.

James H. Strosahl has served as a director of the Seattle Bank since 2003. Since 1998, Mr. Strosahl has served as the executive vice president and chief financial officer at Glacier Bancorp, Inc., a bank holding company.

Executive Officers

The following table sets forth information about the executive officers of the Seattle Bank as of June 15, 2005.

Executive Officer	Age	Capacity in Which Served	Seattle Bank Employee Since
James E. Gilleran	72	President and Chief Executive Officer	2005
David A. Bley	50	Executive Vice President, Chief Operating Officer	1999
Steven R. Horton	44	Senior Vice President, Interim Chief Financial Officer	1992
Mark R. Szczepaniak	47	Senior Vice President, Controller	2004

James E. Gilleran was appointed President and Chief Executive Officer of the Seattle Bank in June 2005. From 2001 to 2005, Mr. Gilleran served as Director of the Office of Thrift Supervision, an office of the Department of the Treasury of the United States which regulates the thrift industry. From 1994 to 2000, he served as chairman and chief executive officer of the Bank of San Francisco, a financial banking institution. Mr. Gilleran currently serves as one of three Seattle Bank representatives on the Council of Federal Home Loan Banks.

David A. Bley has served as Executive Vice President, Chief Operating Officer of Seattle Bank since March 2005. From 2003 until March 2005, Mr. Bley served as Executive Vice President, Director of Products & Services of the Seattle Bank and from 1999 to 2003, as Director of Corporate and Community Affairs, overseeing community lending, community research and development, corporate communication, external affairs, general counsel and corporate secretary functions for the Seattle Bank.

Steven R. Horton has served as Interim Chief Financial Officer since November 2004. From 2003 until November 2004, Mr. Horton served as Senior Vice President, Credit Officer of the Seattle Bank and from 1992 to 2003, as Vice President and Manager of the Asset/Liability Management Group.

Mark R. Szczepaniak has served as Senior Vice President, Controller of the Seattle Bank since 2004. From 1996 to 2004, he served as Senior Vice President and Controller of the Federal Home Loan Bank of Chicago.

Corporate Governance

Board Composition

The FHLBank Act provides that a board of at least 14 directors will govern each FHLBank and determines the total number of directors each FHLBank will have. FHLBank boards are currently comprised of member-elected and Finance Board-appointed directors. A majority of the directors at each FHLBank are elected to three-year terms by FHLBank’s members. The Finance Board has historically appointed at least six public interest directors to the board of each FHLBank for three-year terms. At least two of those directors have had to come from organizations with more than a two-year history of representing consumer or community interests in banking services, credit needs, housing, or financial consumer protection. As of the date we submitted this Form

10 to the SEC, the Finance Board had not made appointments to fill appointed director’s seats whose terms would have begun on January 1, 2005. We cannot predict when or if those appointments will be made in the future or if any other Finance Board appointments will be made in the future.

The Finance Board has determined that the Seattle Bank should have 18 directors. However, currently, we have only 13 directors because the Finance Board has not appointed replacements for three appointed directors whose terms would have begun on January 1, 2005 and because two directors, Allan R. Landon and Roy M. Whitehead, resigned in May 2005 and their seats have not yet been filled. The Board of Directors is currently seeking candidates to fill the vacancies that resulted from these two resignations and expects to appoint two new directors to fill the vacancies shortly.

Historically, the Finance Board has appointed eight of our directors, while ten of our directors have been elected by our members. Elected directors must be directors, officers or employees of our members. Directors appointed by the Finance Board have not been allowed to have any financial interest in a financial institution that is one of our members. For more information about the director election process, see “Item 11. Description of Registrant’s Securities to Be Registered.”

Committees of the Board of Directors

The Board of Directors has established six core committees: Audit Committee, Executive Committee, Financial Operations Committee, Governance and Budget Committee, Organizational Development Committee, and Products, Services and Housing Committee. In addition, the Board of Directors established a special committee to oversee the process of compliance with the Finance Board agreement as described in “Item 1. Business—Regulation—Oversight, Audits, and Examinations—Recent Developments—Finance Board Agreement.” The Board of Directors may establish other committees from time to time to assist it in the discharge of its responsibilities. Below is a general description of the primary responsibilities of the Seattle Bank’s core committees as well as the special committee. More detailed descriptions of the function of each committee are set forth in each committee’s charter.

Audit Committee. The Audit Committee is comprised of Carmen J. Aguiar (chair), Craig E. Dahl, James R. Irvine, Michael M. Mooney, Jack T. Riggs, and James H. Strosahl. The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities relating to (1) the integrity of our financial reporting; (2) the establishment of an adequate administrative, operating, and internal accounting control system; (3) our compliance with legal and regulatory requirements; (4) the independent auditor’s qualifications and independence; (5) the performance of our internal audit function and independent auditors; and (6) our compliance with internal policies and procedures.

Federal law and regulations govern the director composition of the Audit Committee, requiring that there be at least five members and that at least one director have extensive accounting or related financial management experience. All members of the Audit Committee must be independent directors, as defined by Finance Board regulations. To be considered independent, a director (1) may not have been employed or have served as a consultant or legal counsel to the Seattle Bank within the last five years; (2) may not receive compensation from the Seattle Bank other than for Board of Directors service; and (3) may not be an immediate family member of an individual employed as an executive by the Seattle Bank within the past five years.

Currently, each of the Audit Committee members is independent under Finance Board regulations. At least one member of the Audit Committee has extensive accounting and related financial management experience under Finance Board regulations. In addition, each of our Audit Committee members is financially literate under Finance Board regulations.

Executive Committee. The Executive Committee is composed of Mike C. Daly (chair), Carmen J. Aguiar, Daniel R. Fauske, Robert L. Fenstermacher, W. David Hemingway and William A. Longbrake. The purpose of the Executive Committee is to act on behalf of the Board of Directors during intervals between Board meetings, and to, at least annually, evaluate the performance of the President and Chief Executive Officer.

Financial Operations Committee. The Financial Operations Committee is composed of W. David Hemingway (chair), Hector R. Ariceaga, Craig E. Dahl, Robert L. Fenstermacher, Harold B. Gilkey, William A. Longbrake, Michael M. Mooney and James H. Strosahl. The purpose of the Financial Operations Committee is to provide oversight of the Seattle Bank’s financial management. The Financial Operations Committee (1) recommends policies to the Board of Directors on financial management issues, including capital, investments, interest-rate risk management, and credit risk management, and monitors compliance with such policies; (2) evaluates and reports to the Board of Directors on the Seattle Bank’s financial strategies and current and expected financial performance; (3) provides oversight on issues related to capital management, including the Seattle Bank’s capital plan and dividend payments on capital stock; and (4) oversees pricing for balance sheet products and establishes the parameters within which our staff can make day-to-day pricing decisions for advances, member derivatives, MPP and deposits.

Governance and Budget Committee. The Governance and Budget Committee is composed of William A. Longbrake (chair), Carmen J. Aguiar, Robert L. Fenstermacher, Harold B. Gilkey and Jack T. Riggs. The purpose of the Governance and Budget Committee is to: (1) assist the Board of Directors in developing and maintaining best practices in governing the Seattle Bank; (2) coordinate the review, approval and monitoring of our budget and strategic business plan; and (3) assist in management’s efforts to create a positive legislative and regulatory environment.

Organizational Development Committee. The Organizational Development Committee is composed of Robert L. Fenstermacher (chair), Mike C. Daly, Daniel R. Fauske and Michael M. Mooney. The purpose of the Organizational Development Committee is to provide oversight review of compensation and benefits for our employees. The committee evaluates and reports to the Board of Directors on matters concerning the President and Chief Executive Officer’s goals and compensation, employee compensation and human resource policies, programs and plans, including management development and succession plans, and recommends for approval to the Board of Directors employee compensation and benefit program structure and changes.

Products, Services and Housing Committee. The Products, Services and Housing Committee is composed of Daniel R. Fauske (chair), Mike C. Daly, Hector R. Ariceaga, Craig E. Dahl, W. David Hemingway and James R. Irvine. The Products, Services and Housing Committee provides oversight to assure that our products and services, including our community investment products, meet changing member and community needs, operate within established financial parameters, and remain in compliance with plans, applicable regulatory guidelines, and statutory provisions. The committee keeps the Board of Directors informed regarding member and community needs and how we should respond to those needs through the development, enhancement, and management of our products and services.

Special Committee. As of the date of this registration statement, the Special Committee is composed of William A. Longbrake (chair), Carmen J. Aguiar, Mike C. Daly, Robert L. Fenstermacher, Daniel R. Fauske and W. David Hemingway. The purpose of the Special Committee is to oversee the process of compliance with the Finance Board agreement, including: (1) overseeing the preparation of a three-year business and capital management plan; (2) developing, with management, an action plan as required by the Finance Board agreement; (3) reviewing the reports on and responses to an independent review of the Seattle Bank’s management and the board and the Seattle Bank’s risk management practices, as required by the Finance Board agreement to be submitted to the Office of Supervision; and (4) otherwise overseeing the implementation of the Finance Board agreement. See “Item 1. Business—Regulation—Oversight, Audits, and Examinations—Recent Developments—Finance Board Agreement.”

Governance Policies

Because of our cooperative ownership structure, elected directors represent institutions that have a direct financial interest in the Seattle Bank. At times, individual directors are required to recuse themselves from certain decisions in which there is an actual or perceived conflict of interest due to their employment with a member or their relationship to an entity applying for funding. We have adopted a conflicts of interest policy for our directors, as well as core corporate governance principles and guidelines to deal with these and other governance issues.

The Board of Directors also has adopted a code of ethics for its employees, including the chief executive officer, chief financial officer, controller, and individuals performing similar functions, which establishes conduct standards and policies to promote an honest and ethical work environment.

Materials relating to the Seattle Bank’s corporate governance, including the corporate governance principles and guidelines, can be found at www.fhlbsea.com.

ITEM 6. EXECUTIVE AND DIRECTOR COMPENSATION

Compensation of Executives

The following table sets forth compensation paid by the Seattle Bank during the three fiscal years ended December 31, 2004, to our President and Chief Executive Officer, our four other most highly paid executive officers who were serving as executive officers at the end of 2004, and one former executive officer. Annual compensation includes amounts deferred.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		All Other Compensation ($)
Norman B. Rice (1) President and Chief Executive Officer	2004 2003 2002	444,763 442,000 425,000	80,621 211,437 101,800	— — —		33,172 29,166 23,344	(2)

David A. Bley Executive Vice President, Chief Operating Officer	2004 2003 2002	289,300 275,317 250,000	50,218 51,875 44,300	— — —		17,450 16,128 8,858	(2)

Cynthia K. Chirot (3) Executive Vice President, Director of Enterprise Risk Management	2004 2003 2002	280,900 276,579 262,500	51,236 54,758 44,800	— — —		19,928 20,140 18,438	(2)

Bruce M. Brooks (4) Executive Vice President, Director of Corporate and Community Affairs	2004 2003 2002	272,100 133,750 —	24,396 — —	— — —		4,121 — —	(2)

Steven R. Horton (5) Senior Vice President, Interim Chief Financial Officer	2004 2003 2002	179,071 — —	23,259 — —	— — —		11,833 — —	(2)

Kelli L. Bono (6) Former Executive Vice President, Chief Financial Officer	2004 2003 2002	331,073 275,317 250,000	50,218 52,275 47,100	59,000 — —	(7)	1,045,661 19,445 17,884	(2)

(1)	Mr. Rice stepped down from his positions as President and Chief Executive Officer in early February 2005 and effectively retired from such positions as of March 15, 2005. James R. Faulstich was appointed Interim President and Chief Executive Officer on February 14, 2005 and served until June 1, 2005 when James E. Gilleran began his tenure as President and Chief Executive Officer following his appointment by the Seattle Bank’s Board of Directors.
(2)	Represents $11,799, $9,079, $11,791, $1,701, and $11,833 in 401(k) plan matching contributions for Mr. Rice, Mr. Bley, Ms. Chirot, Mr. Brooks, and Mr. Horton, respectively, plus $21,373, $8,371, $8,137, and $2,421 in Thrift Benefit Equalization Plan matching contributions for Mr. Rice, Mr. Bley, Ms. Chirot, and Mr. Brooks. For Ms. Bono, represents $11,676 in 401(k) plan matching contributions, $8,663 in Thrift Benefit Equalization Plan matching contributions, and a severance payment of $1,025,322.

(3)	Ms. Chirot retired from the Seattle Bank as of May 2, 2005.
(4)	Mr. Brooks joined the Seattle Bank on July 1, 2003 and was terminated by Seattle Bank without cause as of April 15, 2005.
(5)	Mr. Horton became an interim executive officer of the Seattle Bank on December 1, 2004.
(6)	Ms. Bono resigned as of December 1, 2004.
(7)	Represents a tax reimbursement in connection with a severance payment.

Retirement Plans

The Seattle Bank participates in the Financial Institutions Retirement Fund, or the FIRF, a tax-qualified, multiple employer defined-benefit pension plan, and maintains the Federal Home Loan Bank of Seattle Retirement Fund Benefit Equalization Plan, or the BEP, a non-qualified pension plan. The BEP ensures that participants receive the full amount of benefits to which they would have been entitled under FIRF, in the absence of certain limits on benefits imposed by the Internal Revenue Code. Retired executive officers’ benefits under the FIRF are pre-funded and are paid out of the assets of the FIRF; however, benefits under the BEP are paid from the Seattle Bank’s general assets or from a rabbi trust established by the Seattle Bank. In general, only employees who were hired prior to January 1, 2004, are eligible to participate in the FIRF and only executive officers, and certain other highly compensated employees, hired prior to January 1, 2004, are eligible to participate in the BEP.

The following table shows the combined estimated annual retirement benefits from the FIRF and the BEP payable to qualifying executive officers, assuming retirement on January 1, 2005 at age 65 (normal retirement age), calculated in accordance with the formula currently in effect for specified levels of years of benefit service and average annual compensation.

Pension Plan Table

	Annual Payout (Years of Service)
Average Annual Compensation	15	20	25	30	35
$300,000	$112,500	$150,000	$187,500	$225,000	$262,500
400,000	150,000	200,000	250,000	300,000	350,000
500,000	187,500	250,000	312,500	375,000	437,500
600,000	225,000	300,000	375,000	450,000	525,000
700,000	262,500	350,000	437,500	525,000	612,500
800,000	300,000	400,000	500,000	600,000	700,000
900,000	337,500	450,000	562,500	675,000	787,500

The death benefit under the normal form of distribution is a lump-sum payment to the executive officer’s beneficiary equal to 12 times the executive officer’s annual retirement benefit, less the total retirement benefit payments made to the executive officer prior to his or her death. The amounts in the table above were computed using the following formula: 2.50% multiplied by years of benefit service multiplied by average annual compensation (base salary plus overtime and bonuses) for the highest three consecutive calendar years during the executive officer’s years of benefit service. The benefits shown in the table above are based on payment in the form of the FIRF and BEP’s “normal” form of distribution, which is a single life annuity that is not subject to any reduction for Social Security benefits plus a death benefit. The FIRF and the BEP also permit the selection of other forms of payment with actuarially adjusted benefit amounts.

In addition to the benefits in the Pension Plan Table above, at the end of each calendar year, beginning with the calendar year in which the executive officer attains age 66, or if later, the calendar year in which the executive officer begins receiving retirement benefits under the FIRF, the executive officer will receive an additional benefit under the FIRF and the BEP equal to 1% of his or her annual retirement benefit multiplied by the number of years from the calendar year in which the executive officer attained age 65 to the calendar year in which such increment is payable. This incremental benefit will continue to the executive officer’s surviving contingent annuitant, if any, following the executive officer’s death (if the executive officer had elected an optional form of payment with a contingent annuitant benefit).

Upon the death of a covered executive officer while employed by the Seattle Bank, the executive officer’s beneficiary will receive a lump sum death benefit under the FIRF and the BEP that is equal to 100% of the executive officer’s last 12 months of compensation (base salary plus overtime and bonuses), plus an additional 10% of such compensation for each year of benefit service completed by the executive officer, up to a maximum death benefit of 300% of compensation, plus a refund of his or her own contributions, if any, with interest. The beneficiary may elect to receive this death benefit in installments or in a single life annuity instead of in a lump sum. Upon the death of an executive officer after his or her employment with the Seattle Bank has terminated, the executive officer’s beneficiary will receive a death benefit under the FIRF and the BEP that is at least equal to 12 times the executive officer’s annual retirement benefit under such plans less any retirement benefits received under such plans by the executive officer prior to his or her death. This post-retirement death benefit will not apply to any executive officer who has elected to receive his or her retirement benefit in an optional form of retirement benefit. With respect to any such executive officer, the amount of any death benefit will be determined by the optional form of benefit elected.

As of January 1, 2005, Mr. Bley’s average annual compensation was $320,337 and he had accrued a total of 5.58 years of benefit service. In connection with their termination of employment, Mr. Rice, Ms. Bono, Ms. Chirot and Mr. Brooks are entitled to vested retirement benefits under the FIRF and the BEP. Mr. Rice has elected to receive his benefit under the BEP in monthly payments of $2,586 for the remainder of his life. Upon Mr. Rice’s death, his beneficiary will receive a death benefit under the BEP equal to 12 times Mr. Rice’s annual benefit under the BEP, less the amount of the payments Mr. Rice received under the BEP prior to his death. In addition, Mr. Rice has elected to receive his benefit under the FIRF in the form of a joint and 100% survivor annuity, with a 10-year certain feature. Under this form of payment, Mr. Rice will receive monthly payments of $2,509 for the remainder of his life. Upon his death, monthly payments of the same amount will continue to his wife, if she survives him, for the remainder of her life. If both Mr. Rice and his wife die before a total of 120 monthly payments have been made under the FIRF, the present value of the unpaid installments will be paid to Mr. Rice’s beneficiary in a single, lump-sum payment. Ms. Bono has elected to receive her benefit under the BEP in a single, lump-sum payment of $415,662. As of the date hereof, Ms. Bono has not elected to begin benefits under the FIRF. Ms. Bono is entitled to annual benefit payments under the FIRF which are estimated to be $97,380 (assuming commencement at age 65 in the FIRF’s normal form of distribution as described above). Ms. Chirot has elected to receive her benefits under the FIRF and BEP in single, lump-sum payments of $1,457,405 and $905,680. As of the date of this registration statement, Mr. Brooks has not elected to begin benefits under either the FIRF or the BEP. Mr. Brooks is entitled to annual benefit payments under the FIRF and BEP, estimated to be $540 and $390 (assuming commencement at age 65 in the plan’s normal form of distribution as described above).

Agreements with Management

Employment Agreement with James E. Gilleran. On May 31, 2005, we entered into an employment agreement with James E. Gilleran, our President and Chief Executive Officer, effective as of June 1, 2005. The initial term of the employment agreement is for two years and seven months, beginning June 1, 2005, and may be renewed for successive one-year periods as mutually agreed to by Mr. Gilleran and us. The employment agreement provides for a salary of $525,000 per year. Mr. Gilleran’s salary will be reviewed annually at the end of each calendar year, but may not be decreased during the term of this agreement.

Mr. Gilleran is entitled to participate in short-term and long-term incentive compensation programs, which provide for cash bonuses on the achievement of performance measures over a one-year period and a three-year period, respectively. Both programs are based on the achievement of bank objectives, except that under the short-

term incentive compensation program, the level of achievement of these objectives will be modified by “line of sight” performance objectives, to be established by mutual agreement between Mr. Gilleran and the Executive Committee of the Board of Directors. Mr. Gilleran’s 2005 short-term incentive compensation award will have minimum, target and maximum thresholds of 20%, 35%, and 60% of annual base pay, and his 2005 long-term incentive compensation award will have minimum, target and maximum thresholds of 15%, 30%, and 45% of annual base pay. Mr. Gilleran’s compensation under the short-term incentive compensation program will be prorated for seven months of service during 2005, and he will receive full credit for 2005 under the long-term incentive compensation program.

Mr. Gilleran is also eligible to participate in the Seattle Bank’s employee benefit plans and is entitled to three weeks’ paid vacation per year. The Seattle Bank will reimburse Mr. Gilleran for reasonable relocation expenses, up to an aggregate amount of $125,000 (with that amount to be grossed up to adjust for applicable income taxes).

Mr. Gilleran’s employment agreement will be terminated upon the occurrence of any one of the following events:

•	his death;

•	if he is incapacitated from illness, accident or other disability and is unable to perform his normal duties for a period of ninety consecutive days, upon 30 days’ written notice;

•	the expiration of the term of the employment agreement, or any extension or renewal thereof;

•	for cause; or

•	by the Seattle Bank without cause upon notice to Mr. Gilleran, which determination may be made by the Seattle Bank at any time at the Seattle Bank’s sole discretion, for any or no reason.

If Mr. Gilleran’s employment is terminated without cause, he is entitled to receive continuing payments of severance pay at a rate equal to his then current base salary, for a period of 12 months from the date of such termination. If his employment is terminated as a result of a change of control, Mr. Gilleran will be entitled to receive a lump sum severance payment in an amount equal to 24 months of his then current base salary. In addition, the Seattle Bank will pay Mr. Gilleran’s premiums for continued health insurance benefits for a period of 18 months.

Employment Agreement with James R. Faulstich. On February 14, 2005, we entered into an employment agreement with James R. Faulstich, our Interim President and Chief Executive Officer, whose service in such position ended on June 1, 2005 with the appointment of James E. Gilleran as the Seattle Bank’s permanent President and Chief Executive Officer. The initial term of the employment agreement was for three and one-half months and could have been renewed for successive one-month periods as mutually agreed to by Mr. Faulstich and us. The employment agreement provided for a salary of $116,000 for the initial three and one-half month term or for any portion of the initial term served, if Mr. Faulstich did not serve the entire initial term due to the hiring of a permanent President and Chief Executive Officer during the initial term. If the agreement was renewed, Mr. Faulstich would have received an additional salary of $38,667 per month or for any portion of the month served, if Mr. Faulstich did not serve the entire month due to the hiring of a permanent President and Chief Executive Officer during the month. The agreement terminated immediately upon the date Mr. Gilleran assumed his duties as the Seattle Bank’s permanent President and Chief Executive Officer.

Resignation and Release Agreement with Norman B. Rice. Effective March 15, 2005, Norman B. Rice, our former President and Chief Executive Officer, retired from the Seattle Bank after stepping down from his position in early February 2005. In connection with his retirement, we entered into a resignation and release agreement with Mr. Rice, which provides for: (1) a lump-sum severance payment equal to 9.5 months of Mr. Rice’s base salary, or $367,333; (2) continued coverage under medical, dental and vision plans through December 31, 2005 and, beginning January 1, 2006, Mr. Rice and his family to be eligible to continue medical, dental and vision coverage through the Seattle Bank at Mr. Rice’s expense for a period of 18 months; (3) vested retirement benefits accrued as of March 15, 2005, under the FIRF, the BEP, the Thrift Plan and our 401(k) Thrift Plan, pursuant to the terms of those plans; and (4) a lump-sum payment of $38,163, which is equal to the difference between FIRF early retirement benefits accrued as of March 15, 2005 and the accrued FIRF benefits to which Mr. Rice would have been entitled had he continued employment until his age and years of vesting service with the Seattle Bank totaled 70.

Pursuant to the resignation and release agreement, Mr. Rice released all claims, if any, against us that relate in any way to his employment with or separation from the Seattle Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Rice remains subject to certain confidentiality provisions.

Separation and Release Agreement with Bruce M. Brooks. Effective April 15, 2005, Bruce M. Brooks, our former Executive Vice President, Director of Corporate and Community Affairs, was terminated by the Seattle Bank without cause in connection with the reduction in staffing. In connection with his termination without cause, we entered into a separation and release agreement with Mr. Brooks, which provides for: (1) a severance payment equal to four months of Mr. Brook’s base salary, or $90,700, payable in equal semi-monthly installments over a four-month period; (2) continued coverage under medical, dental and vision plans through August 31, 2005 and, beginning September 1, 2005, Mr. Brooks and his family to be eligible to continue medical, dental and vision coverage through the Seattle Bank at his expense for a period of 18 months, such health benefits to terminate earlier if Mr. Brooks becomes eligible for coverage under a new employer’s medical plan; (3) vested retirement benefits accrued as of August 15, 2005, under the FIRF, the BEP, the Thrift Plan and our 401(k) Thrift Plan, pursuant to the terms of those plans; and (4) $10,000 in lieu of outplacement counseling.

Pursuant to the separation and release agreement, Mr. Brooks released all claims, if any, against us that relate in any way to his employment with or separation from the Seattle Bank. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Brooks remains subject to certain confidentiality provisions.

Resignation and Release Agreement with Kelli L. Bono. Effective November 30, 2004, we entered into a resignation and release agreement with Kelli L. Bono, our former Executive Vice President and Chief Financial Officer. The resignation and release agreement provides for: (1) severance payments equal to Ms. Bono’s base salary of $315,000, payable from December 1, 2004 through November 30, 2005, at the same intervals as salaries are paid to other executive officers of the Seattle Bank; (2) a full 2004 bonus payment calculated as though Ms. Bono had continued her employment with the Seattle Bank through December 31, 2004, which bonus amount is $15,229; (3) continued coverage under medical, dental and vision plans through November 30, 2005 and, beginning December 1, 2005, Ms. Bono and her family to be eligible to continue medical, dental and vision coverage through the Seattle Bank at Ms. Bono’s expense for a period of 18 months; (4) up to $15,000 for outplacement consulting services; and (5) vested retirement benefits accrued as of November 30, 2004, under the FIRF, the BEP, the Thrift Plan and our 401(k) Thrift Plan, pursuant to the terms of those plans.

In addition, under the terms of the agreement, we agreed to pay Ms. Bono $680,093, which is an amount equivalent to the difference between FIRF early retirement benefits accrued as of November 30, 2004 and the accrued FIRF benefits to which Ms. Bono would have been entitled had she continued employment until her age and years of vesting service with the Seattle Bank totaled 70, plus an additional gross amount of $59,000 to compensate for additional tax liabilities. This amount will be paid to Ms. Bono over a three-year period beginning December 1, 2005 in gross total monthly installments of $20,530.

Pursuant to the resignation and release agreement, Ms. Bono released all claims, if any, against us that relate in any way to her employment with or separation from the Seattle Bank. As a condition of the receipt of the foregoing severance payments and benefits, Ms. Bono remains subject to certain confidentiality provisions.

Compensation of Directors

Compensation for directors was determined and limited in 2000 with the enactment of the GLB Act, subject to adjustments by the Finance Board based on the percentage annual increase in the Consumer Price Index. The maximum compensation limits for 2005 are $28,364 for an FHLBank’s chair, $22,692 for a vice chair and $17,019 for all other directors. Within these limits, the Seattle Bank for 2005 set per-meeting in-person Board meeting fees at $3,000 for the chair and $2,000 for all other directors. Board conference call meeting fees are set at $1,500 for the chair and $1,000 for all other directors. Board committee meeting fees are set at $800 for the chair, $1,200 for committee chair, and $800 for all other directors. These fees compensate directors for the time spent reviewing Board and committee materials, preparing for Board and committee meetings, participating in other Board and committee activities, and for actual time spent attending Board and committee meetings.

In addition, each director receives an annual allocation to be used in his or her discretion, for director education- and non-profit contribution-related activities and is reimbursed for reasonable, Seattle Bank-related travel expenses. The allocation in 2004 was $5,000 and the allocation in 2003 was $3,000. Total directors’ fees, stipends and reimbursed travel expenses paid by us were $658,370, $624,111, and $571,085 for the years ended December 31, 2004, 2003, and 2002, respectively.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Seattle Bank is a cooperative of members. All of our outstanding capital stock is owned by our members, except in limited circumstances, for example, for a period after a member is acquired by a non-member. We conduct most of our business with members, as federal regulation generally requires us to transact business predominantly with our members. In addition, under federal regulation the majority of our directors are elected by and from our members. Accordingly, in the normal course of our business, we extend credit to and transact other business with members whose officers serve as directors of the Seattle Bank. It is our policy to extend credit to and transact other business with members having directors, officers or employees serving on our Board of Directors on terms and conditions that are no more favorable than comparable transactions with similarly situated members having no Board representation.

On May 12, 2005, following the completion of an independent review process directed by the Board of Directors in connection with certain stock repurchases that occurred in October 2004 as described in “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Resources—Class B Stock,” the Seattle Bank entered into a settlement agreement and release, which we refer to as a settlement agreement, with each of two member institutions who had executives who served on our Board of Directors: Bank of Hawaii and Washington Federal Savings. The settlement agreements release and discharge any potential claims by the Seattle Bank against the two member institutions and two former directors of the Seattle Bank affiliated with those institutions, Allan Landon, Chairman, President and Chief Executive Officer of Bank of Hawaii, and Roy Whitehead, Vice Chairman, President and Chief Executive Officer of Washington Federal Savings, and by each of the two institutions and the former directors against the Seattle Bank. The settlement agreements each provide for: (1) the resignation of the director affiliated with the member institution concurrent with the execution of the settlement agreement, and (2) the purchase by the member institution of Class B(1) stock from the Seattle Bank on or before May 19, 2005 in the same amount as the member institution sold to the Seattle Bank in October 2004, subject, in the case of Washington Federal Savings, to an offset of $834,300 of Class B(1) stock purchased by Washington Federal Savings on April 29, 2005, and excluding the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order. Accordingly, on May 18, 2005, Bank of Hawaii purchased $25,394,200 of Class B(1) stock, and Washington Federal Savings purchased $47,165,700 of Class B(1) stock. Both purchases are subject to any required approval by the Finance Board. The settlement agreements also contain certain non-disclosure provisions.

ITEM 8. LEGAL PROCEEDINGS

From time to time, the Seattle Bank is subject to legal proceedings arising in the normal course of business. After consultations with legal counsel, we do not anticipate that the ultimate liability, if any, arising out of any current matters will have a material impact on our financial condition, results of operations, or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

All of our outstanding capital stock is owned by our members, except in limited circumstances, for example, for a period after a member is acquired by a non-member. We conduct our traditional member finance and MPP business almost exclusively with our members. Our members purchase shares of our capital stock at its $100 par value per share to meet membership and activity-based purchase requirements. There is no market for our capital stock, and our capital stock is not publicly traded. We may be required to redeem capital stock at $100 par value per share five years after receipt of a written request from a member, subject to regulatory and capital plan limitations.

As of March 31, 2005, we had 376 stockholders holding 19,615,357 shares of our Class B(1) stock and 81 stockholders holding 1,389,339 shares of our Class B(2) stock, which included 723,755 shares of Class B(1) stock and 50,912 shares of Class B(2) stock reclassified from equity to mandatorily redeemable Class B stock.

Dividends

Generally, subject to federal law and regulation, our Board of Directors may declare and pay quarterly, non-cumulative dividends from retained earnings and current income in its discretion. However, currently, following the Board of Directors’ adoption of a dividend policy implemented to meet the conditions of the Finance Board’s acceptance of the three-year plan, our declaration or payment of any dividends has been suspended indefinitely and any future dividend declaration or payment generally may be made only after prior approval by the OS Director. Furthermore, under the three-year plan, we will give priority to building retained earnings over payment of dividends until we have transitioned from a mortgage-focused to an advances-focused bank and in no event pay dividends of greater than 50% of then current period earnings.

Under our capital plan, dividends may be declared and paid in cash, capital stock, or a combination of cash and capital stock. Dividends on Class B(1) stock will be in such amount and form as may be declared by the Board of Directors, except that dividends may not exceed the sum of (1) our earnings for that quarter plus (2) net earnings previously retained, less (3) the amount of any dividends that the Board of Directors declares on Class B(2) stock. Dividends on Class B(2) stock may be declared only at a rate equal to the lower of (A) the Class B(1) stock dividend or (B) 73.47% times the daily average of three-month LIBOR during the quarter minus 0.25%. Any dividends declared must be paid equally to the Class B(1) and Class B(2) stock, up to the maximum dividends permitted on the Class B(2) stock, after which dividends may be paid solely to the Class B(1) stockholders. The Board of Directors is prohibited from (1) declaring any dividend if we are not in compliance with any of our minimum capital requirements or (2) paying any dividend that would cause us to fail to meet any of our minimum capital requirements.

During the first quarter of 2005, 2004 and 2003, our Board of Directors declared dividends in the form of capital stock only. We do not, however, issue fractional shares, and when a dividend calculation would result in fractional shares, a payment equivalent to the fractional amount is paid in cash. The following tables represent the stock dividends declared for the first quarter of 2005, 2004, and 2003. The tables below show dividends on our Class B(1) stock and our Class B(2) stock.

Capital Stock Dividends (Class B(1) From Third Quarter 2002 and Pre-Split Capital Stock Dividends Pre-Third Quarter 2002)

Class B(1) Stock

	2005		2004		2003
Quarter	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)
	(dollars in thousands, except annualized dividend rate data)
First Quarter	$8,439	1.63	$22,106	4.00	$35,005	6.75
Second Quarter			21,639	4.00	28,448	5.25
Third Quarter			19,165	3.50	29,659	5.25
Fourth Quarter			0	0.00	28,636	5.00

Total	$8,439		$62,910	2.87	$121,748	5.56

Class B(2) Stock

	2005		2004		2003
Quarter	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)	Amount*	Annualized Dividend Rate (%)
	(dollars in thousands, except annualized dividend rate data)
First Quarter	$190	1.50	$276	0.64	$449	0.79
Second Quarter			436	0.77	412	0.73
Third Quarter			601	1.10	324	0.65
Fourth Quarter			0	0.00	200	0.67

Total	$190		$1,313	0.63	$1,385	0.71

*	Based on $100 par value.

In the fourth quarter of 2004, the Seattle Bank’s Board of Directors adopted a new dividend policy. Under that policy, dividend declarations in any quarter would be based on actual earnings from the previous quarter. In the past, the Board of Directors had declared the dividend prior to the quarter end based on projected financial results. In order to implement the policy change, no dividends were paid during the fourth quarter of 2004, and the dividend for the first quarter of 2005 was declared based on earnings in the fourth quarter of 2004, subject to the retained earnings policy.

Payment of future dividends will be subject to the requirements and policies described above, the discretion of our Board of Directors, and satisfaction of regulatory and capital plan requirements. In addition, the amount and timing of dividends will depend on many factors, including our financial condition, earnings, capital requirements, retained earnings policy, regulatory constraints, legal requirements, and other factors that our Board deems relevant. Currently, as we implement the three-year plan and strategies intended to have a positive effect on long-term earnings, retained earnings, and capital, we anticipate a trend of net losses for 2005 and 2006, and potential net income in 2007. The projected net losses will likely result in a reduction in our retained earnings to below $40 million which, under the three-year plan, would trigger submission of 12-month projections to the Office of Supervision. If those projections should show zero retained earnings or a retained deficit in any period, we will provide an analysis that presents, evaluates and compares available methods, costs and consequences of avoiding or addressing the retained deficit and recommends a contingency plan. Such a contingency plan could focus on increasing earnings through actions such as making alternative investments, offering new products, or further reducing operating costs. A contingency plan could also include reorganization, liquidation, merger, or other alternative courses of action acceptable to the Finance Board at that time. Despite the trend of net losses, as of March 31, 2005, we had over $2.1 billion in total capital, and expect to remain a solvent institution with capital levels in excess of regulatory minimum capital requirements and a positive retained earnings balance. We do not expect to pay any dividends for the quarter ended March 31, 2005, or for the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Exemption relief is anticipated with regard to the Seattle Bank’s equity securities. The Seattle Bank believes that exemption relief with regard to this Item should be extended to include debt securities.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Capital Rules

Pre-GLB Act. Until June 2002, when we implemented the new capital structure described below, we were subject to the pre-GLB Act capital rules. In particular, the pre-GLB Act rules required members to purchase capital stock equal to the greater of 1% of their mortgage-based assets or 5% of their outstanding advances from the Seattle Bank. It also required non-thrift members to purchase additional stock to permit borrowing from us if the non-thrift member’s mortgage-based assets were less than 65% of total assets. At our discretion, members could redeem, at par value, any capital stock greater than their statutory requirement or sell it to other Seattle Bank members at par value. Capital stock outstanding under the pre-GLB Act capital rules was redeemable at a member’s option with six months’ notice.

Post-GLB Act. The Finance Board’s final rule implementing the GLB Act included a new capital structure requirement for the FHLBanks establishing risk-based and leverage capital requirements for the FHLBanks, addressed the classes of stock that the FHLBanks may issue and the rights and preferences that may be associated with each class of stock, and required each FHLBank to submit a capital plan to the Finance Board for approval by October 29, 2001. The GLB Act allows the FHLBanks to have two classes of stock, and each class may have subclasses. Class A stock is conditionally redeemable with six months’ written notice from the member, and Class B stock is conditionally redeemable with five years’ written notice from the member. The GLB Act made membership in all FHLBanks voluntary. Members that withdraw from membership may not reapply for membership for five years.

Seattle Bank’s New Capital Structure. The Finance Board approved our capital plan on March 13, 2002, and we converted to our new capital structure on June 30, 2002. Our capital plan offers two classes of Class B stock, Class B(1) and Class B(2), each of which has a par value of $100 per share, the same par value as our pre-conversion capital stock. Members are required to hold Class B(1) stock to meet membership and activity-based stock purchase requirements. Members are not required to hold any Class B(2) stock. Our capital plan does not include any Class A stock.

Each class of stock can be issued, redeemed, and repurchased only at par value. Members can elect to redeem their stock with five years’ notice. We can repurchase both classes of stock prior to the expiration of the five-year notice period, at our discretion, subject to restrictions contained in the FHLBank Act, Finance Board regulations and our capital plan. On May 18, 2005, to meet the Finance Board conditions for acceptance of the three-year plan, our Board of Directors adopted a policy that suspends indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. This policy will be in effect until formally revoked by our Board of Directors following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B(2) stock for the foreseeable future. Our Board of Directors will not be seeking a waiver to declare dividends for the second quarter of 2005 or for the foreseeable future. Also for the foreseeable future, we do not expect to repurchase shares of capital stock prior to the end of the statutory five-year redemption period.

Risk-Based Capital Requirements. The GLB Act and the implementing Finance Board rule define total capital for regulatory capital adequacy purposes as the sum of (1) an FHLBank’s permanent capital, (2) the amounts paid in by its members for Class A stock, (3) any general loss allowance, if consistent with U.S. GAAP and not established for specific assets, and (4) other amounts from sources determined by the Finance Board as available to absorb losses. Under this definition, our permanent capital is defined as the amount paid in for Class B stock, plus the amount of our retained earnings, as determined in accordance with U.S. GAAP.

We became subject to the Finance Board’s new risk-based capital regulations upon completion of our capital conversion. Under these requirements, we must maintain at all times permanent capital in an amount at least equal to the sum of our (1) credit-risk capital requirement, (2) market-risk capital requirement, and (3) operations-risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. The credit risk requirement is determined by adding together the (1) credit risk capital charges for assets, (2) off-balance sheet items, and (3) derivative contracts based on, among other things, the credit percentages assigned to each item as required by the Finance Board. The market risk requirement is determined by adding together (1) the market value of the portfolio at risk from movements in interest rates that could occur during times of market stress and (2) the amount, if any, by which our current market value of total capital is less than 85% of our book value of total capital. We calculate the market value of our portfolio at risk and the current market value of our total capital using an internal model. Our modeling approach and underlying assumptions are subject to Finance Board review and approval on an ongoing basis. The operations-risk capital requirement is equal to 30% of the sum of our credit-risk and market-risk capital requirements. As of March 31, 2005, we had a total risk-based capital requirement of $481.9 million, comprising $186.0 million of credit-risk capital, $184.7 million of market risk capital, and $111.2 million of operations-risk capital. As of March 31, 2005, our permanent capital totaled $2.2 billion.

The GLB Act specifies a 5% minimum leverage ratio based on total capital, which includes a 1.5 weighting factor applicable to permanent capital, and a 4% minimum capital ratio that does not include the 1.5 weighting factor applicable to the permanent capital. Leverage and capital ratios measure the degree to which we are utilizing our debt. Higher leverage generally equates to higher returns on capital, but also increases risk. A minimum leverage ratio, which is defined as total capital (with permanent capital multiplied by 1.5) divided by total assets, is intended to ensure that we maintain a sufficient amount of capital to service our debt. The minimum capital ratio, which is defined as total capital over total assets, does not weight permanent capital and provides another measure for us to monitor our business. As of March 31, 2005, our leverage ratio was 6.80% and our capital ratio was 4.53%.

We may not redeem or repurchase any of our capital stock without Finance Board approval if the Finance Board or our Board of Directors determines that the Seattle Bank has incurred or is likely to incur losses that result in or are likely to result in charges against our capital, even if we are in compliance with our minimum capital requirements, or if redeeming or repurchasing stock would cause us to be out of compliance with our minimum capital requirements. Accordingly, a member’s right to redeem its stock is conditional on our maintaining these leverage requirements.

Description of Securities. We currently issue two classes of capital stock to our members in accordance with our capital structure implemented in the third quarter of 2002. These security classes are the Class B(1) stock and Class B(2) stock being registered under Section 12(g) of the Exchange Act under this Form 10. Our stock is not a marketable security. It is purchased and redeemed at its par value of $100 per share. Our stock cannot be sold or pledged as collateral, other than to us.

•

Class B(1) stock is similar to the single class of stock under our previous capital structure, except that it may be redeemed only upon five years prior written notice. Although historically, the Seattle Bank, in its sole discretion, has repurchased excess Class B(1) stock prior to the expiration of the redemption period as long as certain regulatory, capital plan and internal requirements were met, under the Seattle Bank’s recently adopted repurchase policy described below, the Seattle Bank will not repurchase Class B(1) stock prior to the redemption period. There are minimum and maximum Class B(1) stock holding limits for all members, as described in the Stock Ownership Requirements discussion below.

•	Class B(2) stock is a subclass of stock. Members cannot purchase and are not required to hold Class B(2) stock, and there are no minimum or maximum Class B(2) stockholding limits for any members. Class B(2) stock will earn the lower of the Class B(1) stock dividend or 73.47% times three-month LIBOR minus 25 basis points, where LIBOR is the daily average of three-month LIBOR during that quarter. Although historically, the Seattle Bank, in its sole discretion, has repurchased excess Class B(2) stock prior to the expiration of the five-year redemption period as long as certain regulatory, capital plan and internal requirements were met, under the Seattle Bank’s recently adopted repurchase policy described below, the Seattle Bank will not repurchase Class B(2) stock prior to the redemption period, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director.

Stock Ownership Requirements. All our members are required to purchase Seattle Bank stock as a condition of membership. Our members’ stock ownership requirement consists of two components: (1) a membership requirement and (2) activity-based requirements. Currently, the overall ownership requirement is calculated as follows:

•	The greater of $500 or 0.75% of the member’s home mortgage loans and mortgage loan pass-through securities, which we refer to as the membership requirement; plus

•	3.5% of the member’s advances outstanding, minus, pursuant to action by our Board of Directors, the membership requirement defined above (provided this amount cannot be less than zero and any member reducing this requirement by its membership requirement cannot hold any excess Class B(1) stock or any Class B(2) stock), which we refer to as the advances requirement; plus

•	5.0% of the outstanding balance of the member’s mortgage loans sold to us under the MPP, minus the membership requirement defined above (provided this amount cannot be less than zero), which we refer to as the MPP requirement.

A member cannot use (i) any amount of its membership requirement used to satisfy its advances requirement to also satisfy its MPP requirement or (ii) any amount of its membership requirement used to satisfy its MPP requirement to also satisfy its advances requirement.

If borrowings or loan sales increase a member’s stock ownership requirement beyond the amount of stock that is held with us, the member is required to purchase additional stock to satisfy the new stock requirement in conjunction with the transaction. Members are notified at the time of the transaction of any changes in stock purchase requirements. If a stock purchase is required, we obtain purchase instructions from the member at the time of the transaction, and no further action is required of the member. We will automatically convert any Class B(2) stock held by a member into Class B(1) stock to cover any shortfall in a member’s required balance after any recalculation, if the member’s excess Class B(1) stock is insufficient to cover the shortfall.

We recalculate membership stock ownership requirements annually by April 30, using mortgage loan data as of the most recent year-end. A form is mailed to all members requesting updated information on mortgage-based assets. Once the form has been returned, new total stock requirements are calculated, and a confirmation is sent to members. In addition, we will recalculate the advances and MPP requirements using applicable data at the time we enter into a transaction with a member. Members with stock deficiencies are notified and arrangements for purchasing the required stock are made at that time. We may suspend access to products and services if a member does not comply with the stock purchase requirement.

Additional stock purchases beyond those required or permitted by our capital plan are not allowed. The procurement of advances for the purpose of increasing the stock requirement and hence the amount of stock purchased is discouraged. Excess stock may be redeemed if the Seattle Bank determines in its sole discretion that an advance was drawn for the primary purpose of obtaining that stock.

Stock Ownership Limitations. The Seattle Bank’s capital plan limits the amount of excess Class B(1) stock that can be held beyond a member’s stock ownership requirement. Any Class B(1) stock held beyond the excess stock limit is termed surplus stock. Effectively, members are allowed to hold excess Class B(1) stock in an amount approximately equal to 100% of the amount of the required stock for the member, with one exception: instead of using advances outstanding, we use the average daily balance of advances during the preceding calendar quarter. Accordingly, depending on advance activity, the amount of allowable excess Class B(1) stock may be slightly greater or less than 100% of required Class B(1) stock. The quarterly calculation for determining the maximum amount of excess Class B(1) stock is as follows:

•	The lesser of $50 million or 0.75% of the member’s mortgage loans and mortgage loan pass-through securities, plus the greater of

•	3.5% of the average daily balance of the member’s advances outstanding during the preceding calendar quarter or

•	5.0% of the outstanding balance of the member’s mortgage loans sold to us under the MPP at quarter end.

A member may elect to convert some or all of its Class B(2) stock to Class B(1) stock if there is an increase in the amount of excess stock that the member is permitted to hold. Any surplus B(1) stock is automatically transferred to Class B(2) stock following five business days notice by us to the member. The Seattle Bank intends to notify members on the first business day of the quarter. Accordingly, the surplus stock is converted to Class B(2) stock on the seventh business day of the quarter. The surplus Class B(1) stock will earn the Class B(1) dividend rate until the shares have been transferred to Class B(2).

Members that do not wish to hold Class B(2) stock may request that we repurchase the resulting surplus shares for cash. We provide a form that can be used to provide standing instructions regarding surplus stock. This form can be used to inform the Seattle Bank that a member does not wish to own Class B(2) stock. If a dividend payment would result in surplus stock for a member that has submitted the form, we have historically initiated an automatic repurchase request for the member at quarter end. All repurchases have currently been suspended, as described in more detail below.

Stock Redemptions. Members who wish to redeem Class B(1) or Class B(2) stock must send written notification to the Seattle Bank. Class B(1) or Class B(2) stock can be redeemed upon five years prior written notice. Historically, we, in our sole discretion, have repurchased excess Class B(1) or Class B(2) stock prior to the expiration of the redemption period, typically within one month after we receive a redemption request, as long as the repurchase would not have caused the member to fail to satisfy its total stock ownership requirement and would not have caused us to fail any minimum capital requirement set forth in federal law or regulation or under applicable Seattle Bank policy. However, on May 18, 2005, in order to meet the conditions of the Finance Board’s acceptance of the three-year plan, the Board of Directors adopted a policy suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B(2) stock for the foreseeable future. Our Board of Directors will not be seeking a waiver to declare dividends for the second quarter of 2005 or for the foreseeable future. Also for the foreseeable future, we do not expect to repurchase shares of capital stock prior to the end of the statutory five-year redemption period.

Members may choose to redeem specific stock lots, or may use a first in, first out, or FIFO, method or a last in, first out method to designate which shares of stock to redeem. Per Internal Revenue Service requirements, if a member does not specify the shares of stock subject to redemption, the FIFO method will be used to determine which shares will be redeemed. Members can provide us with standing instructions on the methodology for handling redemptions using a standard instruction form.

We may charge members a fee for revoking a notice of intention to redeem stock and withdrawal from the FHLBank System. We believe a redemption fee is necessary in order to ensure that notices of withdrawal are genuine so that we can carry out financial management strategies with an accurate picture of our capital base going forward. The cancellation fee uses a sliding scale, based on a percentage of the dividend earned while the notice of withdrawal was outstanding. Under this plan, a revocation of the notice during the first year would result in a fee of 20% of the dividend earned while the request was outstanding. The fee would increase in 20% increments each year until the final year when the fee would be 100% of the dividend earned.

We may suspend redemption of stock by a member if we reasonably believe that the continued redemption of stock would (1) cause us to fail to meet our minimum capital requirements, (2) prevent us from maintaining adequate capital against a potential risk that may not be adequately reflected in our minimum capital requirements, or (3) otherwise prevent us from operating in a safe and sound manner.

All stock that is not needed to support an outstanding advance or other business transaction with us can be redeemed by a member that withdraws its membership in the Seattle Bank, subject to the five-year redemption period and our right to repurchase the stock prior to the end of the redemption period, and provided that such withdrawal would not cause us to fail to comply with our capital requirements. An institution that chooses to withdraw from membership cannot rejoin the Seattle Bank for a period of five years from the date on which its membership is terminated and it has divested all of its shares of our stock. Regardless of the expiration of the five-year period, we will not redeem or repurchase any stock of a withdrawing member until all of that member’s outstanding indebtedness and obligations to us have been paid in full.

Involuntary Termination. The Seattle Bank may terminate a member in accordance with federal regulation and the provisions of our capital plan. A stockholder’s membership may also be terminated by operation of law as a result of a consolidation or merger (1) between members or (2) of a member into a non-member or member of another FHLBank. In each case, the five-year redemption period will begin at the effective date of the involuntary termination, which typically would be on the date the member’s charter terminates. Involuntarily terminated members are not entitled to engage in any further business transactions with us, and, except in mergers between members, must begin to make arrangements to pay off all outstanding indebtedness and obligations to us by the end of the redemption period.

Exchange of Ownership. In the event of a merger or consolidation of two or more members, the total purchase requirement is calculated for the surviving or consolidated institution using data as of the effective date of the merger or consolidation. Excess stock, if any, of the surviving or consolidated institution will be subject to the excess stock limitations noted above. In addition, effective March 2005, our capital plan was amended to provide that (1) a merging member with the consent of the Seattle Bank and prior to a proposed merger into a non-member in which the non-member will be the successor, may transfer its activity-based stock purchase membership requirement to another member that is an affiliate of either the merging member or the merging non-member; (2) a non-member, with the consent of the Seattle Bank and following a merger of a member in which the non-member was the successor, may transfer the activity-based stock of the former member to a member that is an affiliate of the successor non-member (the Seattle Bank may require such a non-member to make such transfer to an affiliated member); and (3) a non-member may transfer excess stock held by the non-member post-merger to a member that is an affiliate of the non-member.

Dividends. The Seattle Bank’s Board of Directors may declare and pay, in either cash or capital stock, dividends only from retained earnings or current net earnings. We have historically paid stock dividends. However, following the Board of Directors’ adoption on May 18, 2005 of a dividend policy implemented to meet the conditions of the Finance Board’s acceptance of the three-year plan, our declaration or payment of any dividends has been suspended indefinitely, and any future dividend declaration or payment generally may be made only after prior approval by the OS Director. We do not expect to declare or pay dividends for the foreseeable future.

Dividends on Class B(1) stock for a quarter will be in the amount and form as may be declared by the Board of Directors, except that dividends may not exceed the sum of: (1) our net earnings in that quarter, plus (2) net earnings previously retained by us, less (3) the amount of any dividends that the Board declares on Class B(2) stock that quarter. Dividends on Class B(2) stock may be declared only at a rate as described above in “—Description of Securities.” However, under the three-year plan, we will give priority to building retained earnings over payment of dividends until we have transitioned from a mortgage-focused to an advances-focused bank and in no event pay dividends of greater than 50% of then current period earnings.

In addition, under a new dividend policy adopted by our Board of Directors in the fourth quarter of 2004, dividend declarations in any quarter would be based on actual earnings and average capital stock outstanding from the previous quarter. In the past, the Board of Directors declared the dividend prior to the quarter-end based on projected financial results. Dividends on fractional shares are paid in cash to a member’s corporate demand deposit account. Dividends are paid on a pro rata basis for any stock purchased or redeemed during the quarter.

Voting Rights. Under the FHLBank Act, with the exception of the election of directors, there are no matters submitted to stockholders for vote. We have 10 elective directorships out of a total of 18 possible directorships. The remaining eight directors are appointed by the Finance Board. See “Item 5. Board of Directors and Executive Officers—Corporate Governance—Board Composition,” for further discussion relating to our Board’s current composition.

Member voting rights with regard to the election of directors are governed by the FHLBank Act and Finance Board regulations. Prior to each director election, we distribute nomination certificates to our eligible members to solicit potential director nominees. Once a slate of director nominees is established, each member has the right to vote its stock for the number of directors allocated to the member’s state, subject to certain limitations on the maximum number of shares that can be voted. Of the 10 directors nominated and elected by our stockholders, each of the eight states in the Seattle Bank district is allocated one elected director, with the exception of Washington State, which is entitled to three elected directors, based on an allocation that is made by the Finance Board. The number of votes allowed for each member is calculated as follows: each member entitled to vote in a director election may cast for each open directorship in that election a number of votes equal to the number of shares that it was required to hold as of the prior December 31, which we refer to as the record date, except that no member’s votes may exceed the average of the number of shares required to be held by all members located in that state as of the record date. Each member is only eligible to vote for the open director seats in the state in which its principal business is located. Excess stock is not counted for purposes of voting or for determining the voting limit. The director nominees receiving the most votes are elected. Cumulative voting is not allowed, and members may not split votes between director nominees.

Rights of Members in the Event of Liquidation, Merger or Consolidation of the Seattle Bank. As set forth in federal regulations, upon our liquidation, merger or consolidation, holders of Seattle Bank stock are entitled to receive the par value of their stock, undistributed retained earnings, if any, plus any declared but unpaid dividends, provided that payment obligations to our creditors have been fully satisfied. The U.S. government does not guarantee, directly or indirectly, any FHLBank obligations.

Modification of Rights of Members. The rights of members are delineated in our capital plan. Any modification to our capital plan requires an amendment by our Board of Directors and approval from the Finance Board.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 7(k) of the FHLBank Act provides that the board of directors of each FHLBank shall determine the terms and conditions under which it may indemnify its directors, officers, employees or agents. The Seattle

Bank’s Bylaws require us, subject to the limitations described below, to indemnify any person against whom an action is brought or threatened because that person is or was a director, Affordable Housing Advisory Council member, officer or employee, of the Seattle Bank for (1) any amount for which that person becomes liable under a judgment or settlement in such action and (2) reasonable costs and expenses, including reasonable attorneys’ fees, actually paid or incurred by that person in defending or settling the action, or in enforcing that person’s rights under the Bylaws if that person attains a favorable judgment in the enforcement action. Each director, Affordable Housing Advisory Council member, officer or employee of the Seattle Bank also is entitled to such indemnification rights in connection with any action brought or threatened against that person because of that person’s service to or on behalf of the Seattle Bank, including on behalf of a Seattle Bank-related office, FHLBank System office or a FHLBank System committee.

In the event of a judicial or administrative proceeding or threatened proceeding that alleges (1) willful misconduct or (2) bad faith conduct, a director, Affordable Housing Advisory Counsel member, officer or employee of Seattle Bank will be entitled to indemnification only if: (A) that person has received a final judgment on the merits in that person’s favor or (B) in the case of settlement, judgment against that person or final judgment in that person’s favor other than on the merits, a majority of a quorum of our disinterested directors duly adopts a resolution determining that such person was acting in good faith within the scope of that person’s employment or authority as that person could reasonably have perceived it under the circumstances and for a purpose that person could reasonably have believed under the circumstances was in our best interest or the best interest of our members. Any director of the Seattle Bank having a personal interest in such application for indemnification is disqualified from voting on the required resolution. In the event that the necessary resolution cannot be duly adopted by a majority of a quorum of our disinterested directors, then the indemnification determination will be made by independent legal counsel pursuant to the standards set forth in our Bylaws.

Directors, Affordable Housing Advisory Council members, officers and employees of the Seattle Bank, or other individuals approved by the Board to represent the Seattle Bank, will be entitled to receive advance payments of expenses related to defense against a qualifying action upon satisfaction of conditions specified in our Bylaws, including making a written application to us for such payments.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

The financial statements and accompanying notes listed below, including the Report of Independent Registered Public Accounting Firm, are set forth on pages F-1 to F-47 of this Form 10.

Supplemental Financial Data

Quarterly Financial Data

Supplemental financial data for the full quarter ended March 31, 2005 and each full quarter within the years ended December 31, 2004 and 2003 are included in the tables below:

2005 Quarter Ended
March
(in thousands except per share data)
Interest income	$449,907
Interest expense	414,104
Net interest income	35,803
Non-interest income	(2,862)
Non-interest expense	16,217
Assessments	4,455

Net income	$12,269

Dividends per share	0.54

	2004 Quarter Ended
	December	September	June	March
	(in thousands, except per share data)
Interest income	$443,187	$423,799	$399,480	$406,493
Interest expense	408,526	386,753	359,935	362,109

Net interest income	34,661	37,046	39,545	44,384
Non-interest income	3,013	(4,112)	6,960	(2,351)
Non-interest expense	13,836	10,110	11,845	10,764
Assessments	6,324	6,055	9,196	8,296

Net income	$17,514	$16,769	$25,464	$22,973

Dividends per share		0.83	0.92	0.93

	2003 Quarter Ended
	December	September	June	March
	(in thousands, except per share data)
Interest income	$417,713	$375,471	$388,456	$401,434
Interest expense	360,801	326,886	341,792	335,654

Net interest income	56,912	48,585	46,664	65,780
Non-interest income	(600)	8,048	5,610	(1,940)
Non-interest expense	9,371	8,256	7,967	7,779
Assessments	12,453	12,835	11,755	14,873

Net income	$34,488	$35,542	$32,552	$41,188

Dividends per share	1.21	1.23	1.20	1.52

Assets

Supplemental financial data on our investment securities are included in the tables below.

Held-to-Maturity Securities

The tables below present the composition of our held-to-maturity securities by major security type as of March 31, 2005, and December 31, 2004 and 2003, and the maturities and yield as of March 31, 2005, and December 31, 2004 and 2003.

	March 31,	December 31,
	2005	2004	2003
	(dollars in thousands)
U.S. agency obligations—guaranteed	$378,524	$387,330	$921,438
Government-sponsored enterprise obligations	3,956,741	4,658,793	4,403,603
Other FHLBanks’ consolidated obligation bonds	8,025,131	8,025,248	3,500,000
State or local housing agency obligations	28,025	29,100	41,273
Other	259,624	255,352	314,822

Subtotal	12,618,045	13,355,823	9,181,136

Mortgage-backed securities	6,518,758	6,932,029	7,245,569

Total	$19,136,803	$20,287,852	$16,426,705

	March 31, 2005			December 31, 2004			December 31, 2003
	Book Value		Percent Yield	Book Value		Percent Yield	Book Value		Percent Yield
Other U.S. agency obligations
Within one year	$			$				$499,998	4.88
After one but within five years		91,778	2.87		74,036	2.39		108,327	1.21
After five but within 10 years		137,788	4.49		298,648	6.10		298,483	6.10
After 10 years		79,893	5.49		14,646	2.94		14,630	1.37

Total		$309,459	4.27		$387,330	5.27		$921,438	4.79

Government-sponsored enterprise obligations
Within one year		$1,550,326	3.75		$2,050,464	4.18		$500,020	3.17
After one but within five years		2,079,439	4.04		2,279,628	3.29		3,368,162	3.66
After five but within 10 years		625,665	4.63		328,701	4.12		535,421	4.61
After 10 years

Total		$4,255,430	4.02		$4,658,793	3.74		$4,403,603	3.72

Other FHLBanks’ consolidated obligation bonds
Within one year		$2,250,198	3.79		$2,000,319	1.87	$
After one but within five years		5,774,933	4.24		6,024,929	3.47		3,000,000	2.45
After five but within 10 years								500,000	2.04

Total		$8,025,131	4.11		$8,025,248	3.07		$3,500,000	2.39

State or local housing agency obligations
After 10 years		$28,025	6.71		$29,100	5.04		$41,273	4.67

Total		$28,028	6.71		$29,100	5.04		$41,273	4.67

	March 31, 2005			December 31, 2004			December 31, 2003
	Book Value		Percent Yield	Book Value		Percent Yield	Book Value	Percent Yield
Mortgage-backed securities
After one but within five years	$			$			$16,974	5.93
After five but within 10 years		42,382	4.87		45,167	4.81	65,972	6.43
After 10 years		6,476,376	4.94		6,886,862	4.38	7,162,623	4.13

Total		$6,518,758	4.94		$6,932,029	4.39	$7,245,569	4.16

Trading Securities

The tables below present the composition of our trading securities by major security type as of March 31, 2005, and December 31, 2004 and 2003, and the maturities and yield as of March 31, 2005, and December 31, 2004 and 2003:

	March 31, 2005	December 31,
		2004	2003
	(in thousands)
U.S. agency obligations	$257,820	$255,680	$244,187

Total	$257,820	$255,680	$244,187

	March 31, 2005		December 31, 2004		December 31, 2003
	Book Value	Percent Yield	Book Value	Percent Yield	Book Value	Percent Yield
U.S. agency obligations
After 10 years	$257,820	5.66	$255,680	5.67	$244,187	1.37

Total	$257,820	5.66	$255,680	5.67	$244,187	4.79

Loan Portfolio Analysis

The table below presents our outstanding advances, mortgage loans, and loans 90 days or more past due and accruing interest:

	March 31, 2005	December 31,
		2004	2003
	(in thousands)
Advances	$16,553,329	$14,897,099	$19,652,566
Mortgage loans	10,070,253	10,445,876	11,171,517
Mortgage loans past due 90 days or more and still accruing interest*	63,593	68,523	43,955

*	The Seattle Bank had no nonperforming mortgage loans as of December 31, 2004, 2003, and 2002.

The following table presents mortgage loan delinquencies as of March 31, 2005, and December 31, 2004, 2003, and 2002.

	March 31, 2005	December 31,
Mortgage Loan Delinquencies		2004	2003
	(in thousands)
30 – 59 days delinquent	$149,558	$170,928	$201,483
60 – 89 days delinquent	30,950	39,567	40,632
90 days or more delinquent	63,593	68,523	43,955

Total delinquencies	244,101	279,018	286,070

Nonaccrual loans
Loans past due 90 days or more and still accruing interest	$63,593	$68,523	$43,955
Delinquencies as a percent of total mortgage loans outstanding	2.42%	2.67%	2.56%

The following table presents the top 10 holdings by state as of March 31, 2005, and December 31, 2004 and 2003, for mortgage loans purchased from members.

	As of March 31, 2005
State	Outstanding Balance	Loan Count	Percent of Balance
	(dollars in thousands)
California	$2,183,227	11,231	21.8
Illinois	707,079	4,041	7.1
Washington	591,129	4,171	5.9
Texas	485,059	4,048	4.8
New York	470,696	2,510	4.7
Massachusetts	428,534	2,144	4.3
Florida	392,787	2,879	3.9
New Jersey	382,825	2,178	3.8
Georgia	333,338	2,380	3.3
Colorado	331,215	1,892	3.3

	As of December 31, 2004
State	Outstanding Balance	Loan Count	Percent of Balance
	(dollars in thousands)
California	$2,277,717	11,665	22.0
Illinois	730,756	4,173	7.0
Washington	615,894	4,302	5.9
Texas	500,855	4,180	4.8
New York	484,914	2,565	4.7
Massachusetts	442,055	2,199	4.3
Florida	413,143	3,024	4.0
New Jersey	399,000	2,260	3.8
Colorado	346,172	1,971	3.3
Georgia	345,285	2,466	3.3

	As of December 31, 2003
State	Outstanding Balance	Loan Count	Percent of Balance
	(dollars in thousands)
California	$2,579,046	13,198	23.3
Illinois	803,647	4,597	7.3
Washington	701,854	4,751	6.3
Texas	512,893	2,676	4.6
New York	506,140	2,491	4.6
Massachusetts	482,303	4,204	4.4
Florida	425,338	2,424	3.8
New Jersey	413,409	3,129	3.7
Colorado	376,543	2,161	3.4
Georgia	343,379	2,467	3.1

Each of the remaining states represents less than 2.8%, 2.8% and 2.9%, respectively, of the outstanding balance as of March 31, 2005, and December 31, 2004 and 2003.

The geographic concentration of the total mortgage loan portfolio is as follows:

	March 31, 2005 (1)	December 31,
State		2004 (1)	2003 (1)
	(in percentages)
Midwest (2)	16.3	16.2	16.0
Northeast (3)	18.0	18.0	18.3
Southeast (4)	17.3	17.4	16.8
Southwest (5)	14.7	14.8	14.3
West (6)	33.7	33.6	34.6

Total	100.0	100.0	100.0

(1)	Percentages calculated based on the unpaid principal balance at the end of each period.
(2)	Midwest includes Illinois, Indiana, Iowa, Michigan, Minnesota, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin.
(3)	Northeast includes Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Puerto Rico, and the Virgin Islands.
(4)	Southeast includes Alabama, Florida, Georgia, Kentucky, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, Washington D.C., and West Virginia.
(5)	Southwest includes Arizona, Arkansas, Colorado, Kansas, Louisiana, Missouri, New Mexico, Oklahoma, Texas, and Utah.
(6)	West includes Alaska, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington, Wyoming, and Guam.

Liabilities

Short-Term Borrowings

Borrowings with original maturities of one year or less are considered short-term. The table below presents a summary of short-term borrowings:

	March 31, 2005	December 31,
		2004	2003
	(dollars in thousands)
Discount notes
Outstanding balance at year-end	$3,736,059	$2,801,458		$6,609,074
Weighted average rate at year-end	2.63%	1.65%		1.06%
Daily average outstanding balance for the year	$3,102,397	$4,976,971		$7,855,953
Weighted average rate for the year	2.40%	1.28%		1.19%
Highest outstanding balance at any month end	$3,897,756	$6,772,518		$11,062,153

Other short-term borrowings
Outstanding balance at year-end	$1,048,819	$79,300	$
Weighted average rate at year-end	2.66%	1.37%		%
Daily average outstanding balance for the year	$919,135	$791		$7,205
Weighted average rate for the year	2.38%	1.40%		1.46%

Member Term Deposits

The table below presents our member term deposits over $100,000 categorized by time to maturity:

	March 31, 2005	December 31,
		2004	2003
	(in thousands)
Within three months	$94,007	$131,293	$163,195
After three months but within six months	8,500	6,525	6,605
After six months but within 12 months	4,100	2,775	1,525

Total	$106,607	$140,593	$171,325

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with the Seattle Bank’s independent accountants on accounting and financial disclosures during the two most recent fiscal years.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)    Financial Statements

The financial statements and accompanying notes included as part of this Form 10 are identified in the Table of Contents to the Financial Statements on page F-1 of this Form 10 and are incorporated into this Item 15 by reference.

(b)    Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description of Exhibit
3.1	Form of Organization Certificate of the Federal Home Loan Bank of Seattle (formerly the Federal Home Loan Bank of Spokane), adopted December 31, 1963.

3.2	Bylaws of the Federal Home Loan Bank of Seattle, adopted April 9, 2004.

4.1	Capital Plan of the Federal Home Loan Bank of Seattle, adopted March 5, 2002, as amended November 22, 2002, December 8, 2004, March 9, 2005 and June 8, 2005.

10.1	Written Agreement between the Federal Home Loan Bank of Seattle and the Federal Housing Finance Board, effective December 10, 2004.

10.2	Resignation and Release Agreement between the Federal Home Loan Bank of Seattle and Kelli L. Bono, effective November 30, 2004.

10.3	Employment Agreement between the Federal Home Loan Bank of Seattle and James R. Faulstich, dated as of February 14, 2005.

10.4	Resignation and Release Agreement between the Federal Home Loan Bank of Seattle and Norman B. Rice, effective March 15, 2005.

10.5	Separation and Release Agreement between the Federal Home Loan Bank of Seattle and Bruce Brooks, effective April 15, 2005.

10.6	Office Lease Agreement between the Federal Home Loan Bank of Seattle and Fifteen-O-One Fourth Avenue LP, as amended, dated as of July 15, 1991.

10.7	Retirement Fund Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective November 23, 1991.

10.8	Thrift Plan Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective July 1, 1994.

10.9	Form of Advances, Security and Deposit Agreement.

10.10	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Allan Landon and Bank of Hawaii, dated as of May 12, 2005.

10.11	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Roy M. Whitehead and Washington Federal Savings, dated as of May 12, 2005.

10.12	Employment Agreement between Federal Home Loan Bank of Seattle and James E. Gilleran dated as of May 31, 2005.

12.1	Computation of Ratio of Earnings to Fixed Charges.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FEDERAL HOME LOAN BANK OF SEATTLE

Date: June 30, 2005	By:	/s/ JAMES E. GILLERAN
	Name:	James E. Gilleran
	Title:	President and Chief Executive Officer

FEDERAL HOME LOAN BANK OF SEATTLE

to

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

the Federal Home Loan Bank of Seattle

In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Seattle (the “Bank”) at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.

March 31, 2005, except for Note 19 and Note 20 as to which the date is June 30, 2005.

San Francisco, California

Statements of Condition

As of December 31,	2004	2003
(in thousands, except par value data)
Assets
Cash and due from banks (Note 3)	$4,562	$4,313
Interest-bearing deposits	200,000	770,000
Securities purchased under agreements to resell (Note 4)		100,000
Federal funds sold	1,679,500	2,506,500
Trading securities (Note 5)	255,680	244,187
Held-to-maturity securities* (Other FHLBanks’ consolidated obligations: $8,025,131 and $3,500,000) (Note 6)	20,287,852	16,426,705
Advances (Note 7)	14,897,099	19,652,566
Mortgage loans held for portfolio (Notes 9 and 20)	10,445,876	11,171,517
Accrued interest receivable (Other FHLBanks: $67,500 and $12,583)	261,806	222,045
Premises and equipment, net	9,968	5,259
Derivative assets (Note 16)	24,477	45,766
Other assets (Other FHLBanks: $0 and $8)	19,203	14,957

Total Assets	$48,086,023	$51,163,815

Liabilities and Capital
Deposits (Note 10):
Interest bearing:
Demand and overnight	$867,149	$1,125,286
Term	140,593	171,325
Other	5,552	20,100
Non-Interest bearing demand and overnight	20	27

Total deposits	1,013,314	1,316,738

Securities sold under agreement to repurchase (Note 11)	79,300
Consolidated obligations, net (Note 12):
Discount notes	2,801,458	6,609,074
Bonds	41,304,739	39,909,274

Total consolidated obligations, net	44,106,197	46,518,348

Mandatorily redeemable Class B stock (Note 13)	64,139
Accrued interest payable	375,682	374,298
Affordable Housing Program (Note 8)	43,558	48,368
Payable to Resolution Funding Corporation (Note 1)	4,304	9,065
Derivative liabilities (Note 16)	274,798	306,513
Other liabilities	22,608	134,878

Total liabilities	45,983,900	48,708,208

Commitments and contingencies (Note 18)
Capital
Class B stock—putable—($100 par value) issued and outstanding shares (Note 13):
Class B(1) stock: 19,726 and 22,850	1,972,594	2,285,032
Class B(2) stock: 542 and 1,134	54,233	113,473
Retained earnings	75,296	57,177
Accumulated other comprehensive income:
Net unrealized loss relating to hedging activities (Note 16)		(75)

Total capital	2,102,123	2,455,607

Total Liabilities and Capital	$48,086,023	$51,163,815

*	Fair values of held-to-maturity securities were $20,239,775 and $16,562,339 as of December 31, 2004 and 2003.

The accompanying notes are an integral part of these financial statements.

Statements of Income

For the Years Ended December 31,	2004	2003	2002
(in thousands)
Interest Income
Advances (Note 7)	$422,572	$516,651	$651,219
Prepayment fees on advances	954	21,096	2,900
Interest-bearing deposits	14,231	9,838	20,353
Securities purchased under agreements to resell (Note 4)	655	1,546	3,598
Federal funds sold	34,890	29,268	54,803
Trading securities (Note 5)	14,500	14,500	14,730
Held-to-maturity securities (Other FHLBanks’ consolidated obligations: $142,948, $21,457, and $26,218) (Note 6)	644,880	525,966	710,430
Mortgage loans held for portfolio (Notes 9 and 20)	540,267	464,166	216,019
Other (Other FHLBanks: $10, $43, and $68)	10	43	68

Total interest income	1,672,959	1,583,074	1,674,120

Interest Expense
Consolidated obligations (Note 12)	1,502,955	1,346,725	1,390,605
Deposits (Note 10)	14,132	18,303	28,383
Securities sold under agreements to repurchase (Note 11)	8		2,429
Mandatorily redeemable Class B stock (Note 13)	225
Other borrowings	3	105	36

Total interest expense	1,517,323	1,365,133	1,421,453

Net Interest Income	155,636	217,941	252,667

Other Income (Loss)
Service fees	2,266	2,433	2,294
Net gain (loss) from trading securities (Note 5)	11,493	(7,906)	28,666
Net realized gain from sale of held-to-maturity securities (Note 6)	5,586	22,291	850
Net realized and unrealized loss on derivatives and hedging activities (Note 16)	(15,583)	(6,179)	(59,000)
Other, net	(252)	479	517

Total other income (loss)	3,510	11,118	(26,673)

Other Expense
Operating expenses:
Salary and benefits	24,088	17,075	13,851
Other operating	17,349	11,171	8,450
Federal Housing Finance Board	1,521	1,804	1,670
Office of Finance	1,124	1,180	1,052
Other	2,473	2,143	784

Total other expense	46,555	33,373	25,807

Income Before Assessments	112,591	195,686	200,187
Assessments
Affordable Housing Program (Note 8)	9,191	15,974	16,342
Resolution Funding Corporation (Note 1)	20,680	35,942	36,769

Total assessments	29,871	51,916	53,111

Net Income	$82,720	$143,770	$147,076

The accompanying notes are an integral part of these financial statements.

Statements of Capital

	Capital Stock		Class B(1) Stock – Putable			Class B(2) Stock – Putable			Retained Earnings	Accumulated Other Comprehensive Income	Total Capital
For the Years Ended December 31, 2004, 2003, and 2002	Shares	Par Value	Shares	Par Value		Shares	Par Value
(in thousands)
Balance, December 31, 2001	23,910	$2,390,896		$			$		$34,633	$465	$2,425,994
Issuance of stock	883	88,322	183		18,346						106,668
Repurchase of stock	(84)	(8,360)	(2,885)		(288,455)	(5)		(512)			(297,327)
Transfers			(2,538)		(253,852)	2,538		253,852
Comprehensive income:
Net income									147,076		147,076
Other comprehensive income:
Reclassification adjustment for gain on hedging activities included in net income										(185)	(185)

Total comprehensive income									147,076	(185)	146,891
Conversion from Capital stock to Class B(1) stock	(25,436)	(2,543,582)	25,436		2,543,582
Dividends on stock:
Capital stock (6.00%), Class B(1) stock (6.38%), and Class B(2) stock (1.05%)
Cash									(82)		(82)
Stock	727	72,724	715		71,517	8		846	(145,087)

Balance, December 31, 2002			20,911		$2,091,138	2,541		$254,186	$36,540	$280	$2,382,144
Issuance of stock			893		89,336						89,336
Repurchase of stock			(1,440)		(143,977)	(152)		(15,224)			(159,201)
Transfers			1,269		126,862	(1,269)		(126,862)
Comprehensive income:
Net income									143,770		143,770
Other comprehensive income:
Reclassification adjustment for gain on hedging activities included in net income										(355)	(355)

Total comprehensive income									143,770	(355)	143,415
Dividends on stock:
Class B(1) stock (5.56%) and Class B(2) stock (0.71%)
Cash									(87)		(87)
Stock			1,217		121,673	14		1,373	(123,046)

Balance, December 31, 2003			22,850		$2,285,032	1,134		$113,473	$57,177	$(75)	$2,455,607
Issuance of stock			944		94,388						94,388
Transfers			(1,707)		(170,697)	1,707		170,697
Net shares reclassified to mandatorily redeemable Class B stock			(2,990)		(298,982)	(2,312)		(231,241)	(378)		(530,601)
Comprehensive income:
Net income									82,720		82,720
Other comprehensive income:
Reclassification adjustment for loss on hedging activities included in net income										75	75

Total comprehensive income									82,720	75	82,795
Dividends on stock:
Class B(1) stock (2.87%) and Class B(2) stock (0.63%)
Cash									(66)		(66)
Stock			629		62,853	13		1,304	(64,157)

Balance, December 31, 2004			19,726		$1,972,594	542		$54,233	$75,296		$2,102,123

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

For the Years Ended December 31,	2004	2003	2002
(in thousands)

Operating Activities
Net income	$82,720	$143,770	$147,076
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations, investments, and mortgage loans held for portfolio	19,230	18,568	(37,669)
Concessions on consolidated obligation bonds	8,893	16,642	20,755
Premises and equipment	1,879	1,125	832
Other	74	(354)	(186)
Non-cash interest expense on mandatorily redeemable Class B stock	111
Decrease (increase) in trading securities	(11,493)	7,906	(11,837)
Net realized gains from sale of held-to-maturity securities	(5,586)	(22,291)	(850)
Loss (gain) due to change in net fair value adjustment on derivatives and hedging activities	(1,759)	(21,788)	60,569
Net realized loss on disposal of premises and equipment	422	4
Decrease (increase) in accrued interest receivable (Other FHLBanks: ($54,967), ($11,900), and $32,606)	(39,761)	31,320	6,312
Decrease (increase) in net accrued interest on derivative assets	4,876	(420)	13,309
Increase (decrease) in net accrued interest on derivative liabilities	672	7,594	(10,604)
Increase in other assets (Other FHLBanks: ($8), $8, and $1)	(13,138)	(17,415)	(17,792)
Net increase (decrease) in Affordable Housing Program (AHP) liability and discount on AHP advances	(4,810)	(4,970)	1,785
Increase in accrued interest payable	1,384	27,527	33,637
Decrease in payable to Resolution Funding Corporation	(4,761)	(2,121)	(3,110)
Increase (decrease) in other liabilities	7,631	7,615	(2,252)

Total adjustments	(36,136)	48,942	52,899

Net cash provided by operating activities	46,584	192,712	199,975

Investing Activities
Net decrease (increase) in interest-bearing deposits	570,000	(55,000)	4,000
Net decrease in securities purchased under agreements to resell	100,000	100,000
Net decrease (increase) in federal funds sold	762,000	1,208,000	(476,500)
Net decrease in short-term held-to-maturity securities			299,691
Proceeds from sales of long-term held-to-maturity securities	111,991	730,313	44,078
Proceeds from maturities of long-term held-to-maturity securities (Other FHLBanks’ consolidated obligations: $2,000,000, $660,000, and $2,448,343)	6,405,771	8,541,322	7,267,380
Purchases of long-term held-to-maturity securities (Other FHLBanks’ consolidated obligations: $6,525,625, $4,000,000, and $999,375)	(10,423,139)	(13,519,638)	(7,042,172)
Principal collected on advances	47,455,260	39,018,861	44,877,667
Advances made	(42,812,110)	(38,733,814)	(40,457,719)
Principal collected on mortgage loans held for portfolio	2,267,832	4,512,306	787,191
Purchases of mortgage loans held for portfolio	(1,568,678)	(6,609,822)	(8,174,437)
Net increase in premises and equipment	(7,011)	(3,579)	(538)

Net cash provided by (used in) investing activities	2,861,916	(4,811,051)	(2,871,359)

Statements of Cash Flows—(Continued)

For the Years Ended December 31,	2004	2003	2002
(in thousands)

Financing Activities
Net decrease in deposits	(303,424)	(437,948)	(254,619)
Net increase in securities sold under agreements to repurchase	79,300
Net decrease in other borrowings			(150,000)
Net proceeds from issuance of consolidated obligations:
Discount notes	250,189,434	173,470,279	201,797,032
Bonds (Transfers from other FHLBanks: $362, $981, and $0)	17,341,515	28,081,334	29,765,572
Payments for maturing and retiring consolidated obligations:
Discount notes	(253,994,112)	(177,261,472)	(203,114,310)
Bonds	(15,848,713)	(19,177,402)	(25,175,124)
Proceeds from sale of capital stock			88,322
Payments for repurchase of capital stock			(8,360)
Proceeds from sale of Class B(1) stock	94,277	89,336	18,346
Payments for repurchase of mandatorily redeemable Class B(1) stock	(235,635)
Payments for repurchase of mandatorily redeemable Class B(2) stock	(230,827)
Payments for repurchase of Class B(1) stock		(143,977)	(288,455)
Payments for repurchase of Class B(2) stock		(15,224)	(512)
Cash dividends paid	(66)	(87)	(81)

Net cash provided by (used in) financing activities	(2,908,251)	4,604,839	2,677,811

Net increase (decrease) in cash and cash equivalents	249	(13,500)	6,427
Cash and cash equivalents at beginning of the year	4,313	17,813	11,386

Cash and cash equivalents at end of the year	$4,562	$4,313	$17,813

Supplemental Disclosures
Interest paid	$1,515,939	$1,337,607	$1,387,817
Affordable Housing Program payments	14,001	20,944	14,557
Resolution Funding Corporation payments	25,442	38,063	39,879

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

For the Years Ended December 31, 2004, 2003, and 2002

BACKGROUND INFORMATION

The Federal Home Loan Bank of Seattle (Seattle Bank), a federally chartered corporation, is one of 12 district Federal Home Loan Banks (FHLBanks), which along with the Federal Housing Finance Board (Finance Board) and the Office of Finance, comprise the Federal Home Loan Bank System (FHLBank System). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. We provide a readily available, low-cost source of funds to our member institutions. We are a cooperative, which means that current members own nearly all of our capital stock and may receive dividends on their investments. Regulated financial depositories and insurance companies engaged in residential housing finance and certain community financial institutions may apply for membership.

All members must purchase stock in the Seattle Bank. Members must own Class B stock in the Seattle Bank based on the amount of their mortgage-related assets. Members are also required to purchase activity-based Class B stock as they engage in certain business activities with us. Former members also own Class B stock, to the extent it is required to support business transactions still carried on our Statements of Condition and continue to do so until the transactions mature or are paid off. As a result of these stock ownership requirements, we conduct business with related parties in the normal course of business. For purposes of these financial statements, we consider related parties as those members that own more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 19 for additional information.

The Finance Board, an independent agency in the executive branch of the United States government, supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purposes are to ensure that the FHLBanks operate in a safe and sound manner and that the FHLBanks carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors. We do not have any special purpose entities or any other type of off-balance sheet conduits.

The primary source of funding for all of the FHLBanks consists of consolidated obligations. The Office of Finance, a joint office of the FHLBanks created by the Finance Board, acts as an authorized agent of the FHLBanks, facilitating and executing the issuance of consolidated obligations on behalf of the FHLBanks. Consolidated obligations are the joint and several obligations of all the FHLBanks. Deposits, other borrowings, and Class B stock issued to members provide other funds. We have historically used these funds to provide advances to members and to purchase mortgage loans from members.

We are governed by a Board of Directors. Our directors were compensated during 2004 based on a fee schedule for board and committee meetings that reflects regulatory caps on the fees payable to directors of FHLBanks. The board members also had a deferred compensation plan available to them. During 2004, board members earned an aggregate of $306,000, of which $51,000 was deferred. In addition, we paid $389,000 for travel and other related expenses incurred in connection with the performance of board duties.

• Finance Board Agreement • On December 10, 2004, under the oversight of a special committee of our Board of Directors and with our board’s approval, we entered into an agreement with the Finance Board, which we refer to as the Finance Board agreement. The Finance Board agreement imposes certain requirements on us that are intended to strengthen our risk management, capital structure, governance, and capital plan. Our Board of Directors is responsible for monitoring and coordinating our compliance with the terms of the Finance Board agreement. The Finance Board agreement requires us to:

•	develop an action plan, which must be acceptable to the Finance Board’s Office of Supervision, or the Office of Supervision, to address findings presented by the Finance Board during its 2004 annual examination of us;

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

•	submit to the Office of Supervision monthly reports on our progress in addressing the requirements of the action plan;

•	develop a three-year business and capital management plan that is acceptable to the Office of Supervision and that, among other things:

•	does not increase our market, credit, or operational risk profiles,

•	specifies a minimum regulatory capital-to-assets ratio that is consistent with the business strategy presented in the three-year business and capital management plan, and

•	establishes appropriate capital stock, retained earnings, and dividend policies;

•	engage a consultant to conduct an independent review of our senior management and the Board of Directors’ oversight and respond to any recommendations of the independent consultant; and

•	engage a consultant to conduct an independent review of our risk management policies, procedures, and practices and respond to any recommendations of the independent consultant.

In addition, the Finance Board agreement:

•	provides that, during the term of the agreement, the Office of Supervision may reject our hiring of any senior management candidate;

•	prohibits us from increasing our mortgage loan assets held for portfolio (i.e., purchased from our members through the Mortgage Purchase Program, or MPP) by an amount in excess of 10% of the net book value of such assets, which was $10.6 billion at November 18, 2004, unless the Office of Supervision agrees otherwise; and

•	prohibits us from acquiring any additional consolidated obligations for which another FHLBank is the primary obligor without Finance Board approval.

We delivered the three-year business and capital management plan, as required under the terms of the Finance Board agreement, to the Finance Board on April 5, 2005, for its review and acceptance. Until the Finance Board accepts the three-year business and capital management plan, we must maintain a minimum regulatory capital-to-assets ratio of 4.15%. Under applicable law, all FHLBanks must comply with a minimum regulatory capital-to-assets ratio of 4.00%, unless the Finance Board stipulates a different ratio. As of December 31, 2004, our actual capital-to-assets ratio was 4.50%.

Finally, to support prudent capital management, our Board of Directors has decided to impose internal limits on member stock repurchases until the three-year business and capital management plan has been accepted by the Finance Board. Under both the Federal Home Loan Bank Act of 1932, as amended, or FHLBank Act, and our capital plan, our stock is redeemable after a five-year notice period. We have generally voluntarily repurchased member stock within one month after receipt of a member’s redemption request, as long as we remained in compliance with Finance Board minimum capital levels and our internal minimum capital-to-assets ratio. However, under the new stock repurchase policy:

•	We will not repurchase any Class B(1) stock until the Finance Board accepts the three-year business and capital management plan called for under the Finance Board agreement, and

•	Until the three-year business and capital management plan has been accepted by the Finance Board, we may repurchase Class B(2) stock solely at our discretion and only if our capital-to-assets ratio would exceed 4.40% after the repurchase. As of December 31, 2004, we had the capacity to redeem $48.1 million in Class B(2) stock.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

In order to obtain Finance Board acceptance of the three-year business and capital management plan, we may need to impose additional limitations on stock repurchases or make other changes in historical practices. We cannot predict whether any such changes will be necessary or the scope of any such changes, should they be required.

On March 2, 2005, we announced that we are developing an exit strategy for the MPP. Exiting the MPP is intended to enable us to lower our overall risk profile and reduce our operating cost structure. The exit strategy is outlined in the three-year business and capital management plan, which will be subject to acceptance by the Finance Board.

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

• Use of Estimates • The preparation of financial statements requires us to make assumptions and estimates. These assumptions and estimates may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

• Interest-Bearing Deposits, Securities Purchased Under Agreements to Resell (Resale Agreements), and Federal Funds Sold • We carry, at cost, interest-bearing deposits, resale agreements, and federal funds sold. We use these short-term investments for liquidity purposes.

• Investments • We carry, at cost, investments for which we have both the ability and intent to hold to maturity, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.

Under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, or SFAS 115, changes in circumstances may cause us to change our intent to hold a certain security to maturity without calling into question our intent to hold other investment securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances, such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements, is not considered to be inconsistent with its original classification. Other events that are isolated, nonrecurring, and unusual for us that could not have been reasonably anticipated may cause us to sell or transfer a held-to-maturity security without necessarily calling into question our intent to hold other investment securities to maturity.

In addition, in accordance with SFAS 115, sales of investment securities that meet either of the following two conditions may be considered as maturities for purposes of the classification of securities: (1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest-rate risk is substantially eliminated as a pricing factor and the changes in market interest rates will not have a significant effect on the security’s fair value, or (2) the sale of a security occurs after we have already collected a substantial portion (at least 85%) of the principal outstanding at acquisition, due either to prepayments on the investment security or to scheduled payments on a investment security payable in equal installments (both principal and interest) over its term.

We classify certain investments acquired for purposes of liquidity and asset/liability management as trading securities and carry them at fair value. This classification is determined at the time of acquisition, and investments included in this classification are generally debt securities or mortgage-based securities issued by other government-sponsored enterprises (GSEs), such as Federal National Mortgage Association (Fannie Mae) or

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Federal Home Loan Mortgage Corporation (Freddie Mac). We record changes in the fair value of these investments through other income. These investments either mature or are sold to meet liquidity or asset/liability management requirements. We do not participate in active trading practices.

We compute the amortization of premiums and accretion of discounts on mortgage-backed securities using the level-yield method over the estimated lives of the securities, in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases—an amendment of FASB Statements No. 13, 60, and 65 and a rescission of FASB Statement No. 17, or SFAS 91. This method requires a retrospective adjustment of the effective yield each time we change the estimated life of a security, as if the new estimate had been known since the original acquisition date of the security. We compute the amortization of premiums and accretion of discounts on other investments, using the level-yield method to the contractual maturity of the securities.

We compute gains and losses on sales of investment securities, using the specific identification method, and include these gains and losses in other income.

We regularly evaluate outstanding investments for impairment and determine if unrealized losses are temporary, based in part on the creditworthiness of the issuers and the underlying collateral, as well as a determination of our intent to hold such securities through to recovery of the unrealized losses. If there is an other-than-temporary impairment in value of an investment, the decline in value is recognized as a loss and presented in the Statements of Income as other expense. We have not experienced any other-than-temporary impairment in the value of investments for the years ended December 31, 2004, 2003, or 2002.

• Advances • We present advances made to members and non-member borrowers, net of unearned commitment fees, and discounts on advances, as discussed below. Due to the immaterial amount of discounts on advances and discounts on Affordable Housing Program, or AHP, advances, we amortize the discounts on these advances to interest income using the straight-line method. The amortization of discounts on advances using the straight-line method is not materially different than the amount using the level-yield method. We credit interest on advances to income as earned. Following the requirements of the FHLBank Act, we obtain sufficient collateral on advances to protect us from losses. The FHLBank Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with us, and other eligible real estate-related assets. As Note 7 more fully describes, community financial institutions, institutions insured with the Federal Deposit Insurance Corporation, or FDIC, with average assets over the preceding three-year period of $548.0 million or less during 2004, are subject to more liberal statutory collateral rules for small business and agricultural loans.

We have not incurred any credit losses on advances since the product’s inception. We evaluate the creditworthiness of our members and non-member borrowers on an ongoing basis and classify as impaired any advance where we believe that it is probable that all principal and interest due will not be collected according to contractual terms. We had no advances classified as impaired during 2004, 2003, or 2002. Because of the collateral held as security on advances and repayment history, we believe that an allowance for credit losses on advances is unnecessary.

• Mortgage Loans Held for Portfolio • We have historically purchased mortgage loans held for portfolio through the MPP. Under the MPP, we invested in government-insured and conventional residential mortgage loans purchased directly from our participating members. In March 2005, we announced that we are developing an exit strategy for the MPP. Exiting the MPP is intended to enable us to lower our overall risk profile and reduce our operating cost structure. The exit strategy is outlined in the three-year business and capital management plan, which will be subject to acceptance by the Finance Board.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Under the MPP, we manage the liquidity, interest-rate, and options risk of the mortgage loans, while the members either retain or release the servicing activities. If participating in the servicing released program, a member concurrently sells the servicing of the mortgage loans to an unrelated designated mortgage service provider. The Seattle Bank and the member share in the credit risk on conventional mortgage loans, with the member assuming a first-loss obligation equivalent to the greater of either expected losses or the minimum requirement for the supplemental mortgage insurance, or SMI, policy. We assume credit losses in excess of mortgage insurance coverage, SMI coverage, and the member’s obligation.

To ensure the retention of credit risk and to cover, at a minimum, the expected losses on conventional mortgage loans originated or acquired by a member, we require the member to fund a lender risk account (LRA), either up front as a portion of the purchase proceeds or over time through a portion of the monthly payment. This account is established to conform to Finance Board regulation applicable to all conventional mortgage purchase programs. The Finance Board regulation stipulates that the member is responsible for all expected losses on the mortgage loans sold to us. In order to comply with this regulation, we evaluate the proposed conventional mortgage loans to be sold (either the specific portfolio or a representative sample) to determine the amount of expected losses that will occur. The SMI provider determines the minimum amount required in order to issue a policy. The member funds the LRA with the greater of the expected losses or the amount required by the SMI provider. Each master commitment contract specifies the required funding level for its associated LRA. In accordance with the applicable contract, either the purchase price for the mortgage loans purchased under a member’s master commitment contract is discounted or the amount paid monthly by the member is increased to fund the LRA. If the member’s lender risk account is funded through monthly payments, the member remains obligated under the master commitment contract to pay the monthly amounts that fund the LRA whether or not any of the purchased mortgage loans are in default. The LRA funds are used to offset any losses that may occur, with any excess of required balances distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract. LRA balances are not required after 11 years. The LRA is recorded in “other liabilities” in the Statements of Condition and totaled $12.1 million and $6.6 million as of December 31, 2004 and 2003.

In addition to the expected losses covered by the LRA, a member selling conventional mortgage loans is required to purchase SMI as a credit enhancement to cover losses over and above losses covered by the LRA. We are listed as the insured, and this coverage serves to further limit our exposure to losses. As with the funding of the LRA, either the purchase price for the mortgage loans purchased under a member’s master commitment contract is discounted or the amount paid monthly by the member is increased to fund the SMI. The LRA and the SMI are expected to provide loss protection to support the equivalent of an investment grade rating. If the LRA and the standard SMI policy do not provide sufficient loss protection to support the equivalent of an investment grade rating, the member must purchase additional mortgage insurance coverage called SMI Plus. This policy provides additional credit enhancement coverage to achieve an equivalent of an investment grade rating. Other than the LRA, SMI, and if applicable, SMI Plus, we do not charge any other credit enhancement fees to MPP participants.

As a result of the credit enhancements described above, we and our participating members share the credit risk of the mortgage loans sold to us under the MPP. The participating member assumes a first-loss obligation equivalent to a minimum of the expected losses through its LRA, and we assume credit losses in excess of primary mortgage insurance coverage, the participating member’s LRA, and SMI coverage. Under the credit enhancement structure of the MPP, the value of the foreclosed property would have to fall below 50% of the outstanding loan amount to result in a loss to us. We regularly monitor delinquency data provided by our participating members to ensure that mortgage principal and interest are remitted timely. In addition, participating members are responsible for remitting principal and interest to us, even though there may be individual mortgage loans with delinquent payments to the participating member.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

We classify mortgage loans as held for investment and, accordingly, report them at their principal amount outstanding, net of premiums and discounts.

We defer and amortize mortgage loan premiums and accrete mortgage loan discounts paid to and received by our members as interest income, using the level-yield method over the estimated life of the related mortgage loans in accordance with SFAS 91. Actual prepayment experience and estimates of future principal prepayments are used in calculating the estimated lives of the mortgage loans. We aggregate the mortgage loans by similar characteristics (i.e., type, maturity, note rate and acquisition date) in determining prepayment estimates. This amortization method requires a retrospective adjustment each time we change the estimated lives, as if the new estimate had been known since the original acquisition date of the mortgage loans.

We record non-origination fees, such as pair-off fees, in other income as it is received. Pair-off fees are fees received when the amount of mortgage loans funded does not match the delivery commitment amount.

We base the allowance for credit losses on our estimate of credit losses inherent in our mortgage loan portfolio as of the Statement of Condition date. Actual losses greater than defined levels are offset by the members’ credit enhancements up to each member’s respective limits. We perform periodic reviews of our portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations, such as past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. As a result of this analysis, we have determined that the members’ obligations for losses and the mortgage insurance coverage exceed the inherent loss in the portfolio. Accordingly, no allowance for mortgage loan losses is considered necessary. Also, because we have never experienced a loss on our mortgage loans held for portfolio and because of the credit enhancement feature of the MPP, we would generally continue to accrue interest on loans that are 90 days or more past due.

• Affordable Housing Program (AHP) • The FHLBank Act requires each FHLBank to establish and fund an AHP (see Note 8). We charge the required funding for AHP to earnings and establish a liability. The AHP funds provide subsidies to members to assist in the purchase, construction, or rehabilitation of housing for very low- to moderate-income households. We issue AHP advances at interest rates below the customary interest rate for non-subsidized advances. When we make an AHP advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP advance rate and the FHLBank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP advance. As an alternative, we have the authority to make the AHP subsidy available to members as a grant.

• Prepayment Fees on Advances • We charge a member a prepayment fee when the member prepays certain advances before the original maturity. We record prepayment fees net of derivative basis adjustments included in the carrying value of the advance as “prepayment fees on advances” in interest income on the Statements of Income. For the years ended December 31, 2003 and 2002, we have reclassified prepayment fee income in the Statements of Income.

In cases where a new advance is issued concurrently with a terminating advance, we determine whether the new advance meets the accounting criteria to qualify as a modification of an existing advance or if it should be classified as a new advance. If the advance qualifies as a modification, the prepayment fee on the prepaid advance is deferred, recorded in the basis of the modified advance, and amortized over the life of the modified advance. This amortization is recorded in advance interest income.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

If a prepaid advance was hedged, we terminate the hedging relationship upon prepayment. We generally terminate the interest-rate exchange agreement and net the resulting termination fee with prepayment fees on advances in interest income. If we do not terminate the interest-rate exchange agreement, we generally enter into a new interest-rate exchange agreement that economically hedges the changes in fair value of the original interest-rate exchange agreement. Changes in the fair value of both the original and new interest-rate exchange agreements are recorded in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

If the advance has been modified, we either enter into a new interest-rate exchange agreement that meets the fair value hedge accounting requirements or leave the advance unhedged. If the modified advance is hedged, it is marked to fair value after the amortization of the basis adjustment. This amortization results in offsetting amounts recorded in net interest income and “net realized and unrealized gain (loss) on derivatives and hedging activities” in other income. The offsetting amortization was $1.1 million, $26,000, and $0 for the years ended December 31, 2004, 2003, and 2002.

• Commitment Fees • We defer commitment fees for advances and, due to their immateriality, amortize them to interest income using the straight-line method. The amortization of commitment fees using the straight-line method is not materially different than the amount using the level-yield method. Refundable fees are deferred until the commitment expires or until the advance is made. We record commitment fees for letters of credit as a deferred credit when we receive the fees and amortize them over the term of the letter of credit.

• Derivatives • Accounting for derivatives is addressed in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, and as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, herein collectively referred to as SFAS 133. All derivatives are recognized in the Statements of Condition at their fair value. Each of our derivatives is designated as one of the following:

(1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment, or fair value hedge;

(2) a non-qualifying hedge of an asset or liability, or economic hedge, for asset/liability management purposes; or

(3) a non-qualifying hedge of another derivative, or intermediary hedge, that is offered as a product to members or used to offset other derivatives with non-member counterparties.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, including changes that reflect gains or losses on firm commitments, are recorded in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.” Included among fair value hedges are hedges of changes in the fair value of interest-bearing financial instruments attributable to changes in a benchmark interest rate.

For fair value hedges, any hedge ineffectiveness, which represents the amount by which the changes in the fair value of the derivative differs from the change in the fair value of the hedged item, is recorded in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

Changes in the fair value of a derivative not qualifying as a hedge are recorded in current period earnings, with no fair value adjustment to an asset or liability. Both the net interest on the derivative and the fair value adjustments are recorded in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

We evaluate all transactions containing “embedded” derivative instruments. Upon execution of these transactions, we assess whether the economic characteristics of the embedded derivative, such as a call or put option, are clearly and closely related to the economic characteristics of the remaining component of the host contract, such as a consolidated obligation bond or an advance, and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When we determine that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and accounted for as a stand-alone derivative instrument pursuant to an economic hedge. However, if the entire contract (the host contract and the embedded derivative) is to be measured at fair value, with changes in fair value reported in current earnings (e.g., an investment security classified as trading under SFAS 115), or if we cannot reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract is carried in the Statement of Condition at fair value and no portion of the contract is designated as a hedge.

When hedge accounting is discontinued because we determine that a derivative no longer qualifies as an effective fair value hedge of an existing hedged item, we continue to carry the derivative in the Statement of Condition at its fair value, cease to adjust the hedged asset or liability for changes in fair value, and begin amortizing the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item, using the level-yield method.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, we continue to carry the derivative in the Statement of Condition at its fair value, removing from the Statement of Condition any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings.

During the second quarter of 2004, we changed our manner of assessing effectiveness for certain highly effective hedging relationships used since the adoption of SFAS 133 on January 1, 2001. See Note 2 for additional information.

• Premises and Equipment • We record premises and equipment at cost less accumulated depreciation and amortization. Our accumulated depreciation and amortization was $4.9 million and $3.4 million as of December 31, 2004 and 2003. We compute depreciation using the straight-line method over the estimated useful lives of assets ranging from three to 10 years. We amortize leasehold improvements using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease. We capitalize improvements and major renewals but expense ordinary maintenance and repairs when incurred. Depreciation and amortization expense was $1.9 million, $1.1 million, and $832,000 for the years ended December 31, 2004, 2003, and 2002. We include gains and losses on disposal of premises and equipment in other income. The net realized loss on disposal of premises and equipment was $422,000, $4,000, and $0 for the years ended December 31, 2004, 2003, and 2002.

The cost of computer software developed or obtained for internal use is recorded in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. SOP 98-1 requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized over future periods. As of December 31, 2004 and 2003, we had $5.1 million and $1.4 million in unamortized computer software costs included in our premises and equipment. Amortization of computer software costs charged to expense was $492,000, $112,000, and $50,000 for the years ended December 31, 2004, 2003, and 2002.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Concessions on Consolidated Obligations • We defer and amortize, using the straight-line method, the amounts paid to dealers in connection with the sale of consolidated obligations over the terms of the consolidated obligations. The Office of Finance prorates the amount of the concession to us, based on the percentage of the debt issued on which we are the primary obligor. When we call consolidated obligations, the unamortized concession is recorded in current period earnings. Unamortized concessions were $14.9 million and $12.1 million as of December 31, 2004 and 2003, and are included in “other assets” in the Statements of Condition. We amortize the concessions applicable to the sale of consolidated obligation discount notes, using the straight-line method, over the term of the related notes. Amortization of such concessions is included in consolidated obligation interest expense and totaled $9.4 million, $17.3 million, and $22.1 million for the years ended December 31, 2004, 2003, and 2002. The amortization of concessions using the straight-line method is not materially different than the amortization using the level-yield method.

• Discounts and Premiums on Consolidated Obligations • We expense the discounts on consolidated obligation discount notes, using the straight-line method, over the term of the related notes. We amortize or accrete the premiums and discounts on consolidated obligation bonds to expense, using the straight-line method, over the term to maturity of the consolidated obligation bonds. The amortization of discounts using the straight-line method is not materially different than the amortization using the level-yield method.

• Resolution Funding Corporation (REFCORP) Assessments • Although we are exempt from ordinary federal, state, and local taxation on income, we are required to make payments to REFCORP. Each FHLBank is required to pay 20% of income calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, after the assessment for AHP, but before the assessment for the REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. We accrue our REFCORP assessment on a monthly basis and pay it on a quarterly basis. Calculation of the AHP assessment is discussed in Note 8.

REFCORP has been designated as the calculation agent for AHP and REFCORP assessments to be calculated based on data provided by each FHLBank. Each FHLBank provides its income before AHP and REFCORP assessments to REFCORP, which then performs the calculations for each quarter end.

The FHLBanks will expense these assessments until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) with a final maturity date of April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors to be used in this annuity calculation. The FHLBanks use the actual payments made to determine the amount of the future obligation that has been satisfied. The cumulative amount to be paid to REFCORP by the Seattle Bank is not determinable at this time due to the interrelationships of all future FHLBanks’ earnings and interest rates.

In the event that an FHLBank recorded a net loss during a quarter, but still had net income for the year, the FHLBank’s obligation to REFCORP would be calculated based on the FHLBank’s year-to-date net income. The FHLBank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the FHLBank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the FHLBank experienced a net loss for a full year, the FHLBank would have no obligation to REFCORP for the year.

The Finance Board is required to extend the term of the FHLBanks’ obligation to REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million. The FHLBanks have historically exceeded their

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

minimum quarterly obligation. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030, if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030, will be paid to the Department of Treasury.

The FHLBanks’ aggregate payments through 2004 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening the remaining payment term to the second quarter of 2019. The FHLBanks’ aggregate payments through 2004 have satisfied $45.2 million of the $75 million scheduled payment for the first quarter of 2019 and all scheduled payments thereafter. This date assumes that the $300 million annual payments required after December 31, 2004, will be made.

• Finance Board and Office of Finance Expenses • We are assessed for our proportionate share of the costs of operating the Finance Board and the Office of Finance. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total capital. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of consolidated obligations issued, and percentage of consolidated obligations outstanding.

• Other Expenses • We record third-party, volume-related, mortgage loan costs, such as quality control reviews, as “other expense” in the Statements of Income.

• Estimated Fair Values • Where available, we use quoted market prices from independent third-party sources to determine our estimated fair values. However, many of our financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, we use internal models employing significant estimates and present value calculations when disclosing estimated fair values. Note 17 details the estimated fair values of our financial instruments.

• Cash Flows • In the Statements of Cash Flows, we consider cash on hand and due from banks as cash and cash equivalents. We exclude from the Statements of Cash Flows significant non-cash transactions. As of December 31, 2003, these included $119.9 million in securities traded but not settled. There were no securities traded but not settled as of December 31, 2004.

• Reclassifications • Certain reclassifications have been made to the prior year amounts in the Statements of Income, Statements of Cash Flows, Note 6, Held-to-Maturity Securities, and Note 15, Segment Information, to conform to the current year presentation.

In particular, for the years ended December 31, 2003 and 2002, we have reclassified prepayment fee income in the Statements of Income. Previously, income from prepayment fees was classified as a separate line item within other income. These amounts have been reclassified and are now included as a separate line item in interest income for the years ended December 31, 2003 and 2002. As a result of this reclassification, net interest income was increased, and other income was decreased by $21.1 million and $2.9 million for the years ended December 31, 2003 and 2002.

NOTE 2

ACCOUNTING ADJUSTMENTS AND RECENTLY ISSUED ACCOUNTING STANDARDS AND INTERPRETATIONS

• Accounting Adjustment—Consolidated Obligation Hedging Relationships • During the second quarter of 2004, we changed the manner in which we assess effectiveness for certain highly effective consolidated obligation

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

hedging relationships since our adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, on January 1, 2001. Under our prior approach, we inappropriately assumed no ineffectiveness for these hedging transactions, since each consolidated obligation and its designated interest-rate exchange agreement had identical terms, with the exception that the interest-rate exchange agreement used in this type of relationship was structured with one settlement amount under the receive side of the interest-rate exchange agreement that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the consolidated obligation. During 2004, we changed our method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. We assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003. We determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of our operations or financial condition for any of these prior reporting periods. For the year ended December 31, 2004, we recorded an increase of $2.9 million to net income before assessments, reflecting the accounting as if we had employed the new approach since the date of adoption of SFAS 133 through March 31, 2004. Of this amount, $1.7 million related to 2003, 2002, and 2001. In addition, as part of the accounting adjustment, we reclassified $3.0 million of deferred interest-rate swap agreement fees from interest expense to “net realized and unrealized gain (loss) on derivatives and hedging activities” in the Statements of Income. The reclassification relates to fees recognized on terminated interest-rate exchange agreements hedging consolidated obligations that had been repaid. We expect that this methodology of measuring hedge ineffectiveness on an ongoing basis will lead to more volatility in our net income in future periods. However, the cumulative amount of these changes should generally offset each other if the derivative and hedged item are both held to maturity or terminated on their respective call dates, which is generally the case for these transactions.

• Accounting Adjustment—Premium and Discount Amortization Related to Mortgage-Based Assets • We are in the process of converting our current accounting system for our mortgage-based assets. During the testing of the new system in the fourth quarter of 2004, we determined that our current methodology for calculating our premium amortization and discount accretion, which relied on sampling of our mortgage-based assets, was less comprehensive than the methodology employed by the new system, which evaluates the entire portfolio of mortgage-based assets. The cumulative difference in premium amortization and discount accretion using the new system’s methodology was a loss of $3.8 million to net income before assessments, of which $2.8 million was included in interest income from mortgage loans held for portfolio and $1.0 million was included in interest income from held-to-maturity securities. The difference relates to the correction of calculations performed during 2003 and 2004. The cumulative difference relating to periods prior to January 1, 2004, was $2.2 million. We have deemed this difference an accounting error. Based on our analysis of both the quantitative impact on the prior affected periods and other relevant qualitative criteria, we have determined that the impact of this accounting error on these prior periods is immaterial. Accordingly, we recorded the cumulative difference in December 2004.

• Emerging Issues Task Force (EITF) Issue 03-1 (EITF 03-1) • In 2003, the EITF issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the Financial Accounting Standards Board, or FASB, reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of this rule must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115. On September 15, 2004, September 30, 2004, and November 15, 2004, the FASB issued proposed FASB Staff Position (FSP) EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

This deferral will be superseded in FASB’s final issuance of the staff position. We do not expect the revised EITF to have a material impact on our results of operations or financial condition at the time of adoption.

• Adoption of SFAS 150 • In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS 150. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments. Since our Class B(1) stock and Class B(2) stock are deemed mandatorily redeemable financial instruments under SFAS 150, at the time a request for redemption or notification of withdrawal from membership is received, stock subject to those requests must be classified as a liability instead of equity.

We determined that we were required to adopt SFAS 150 as of January 1, 2004 based on the characteristics of our stock and the implementation guidance included in SFAS 150 and FASB Staff Position 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Seattle Bank meets the definition of a nonpublic entity because among other things: (1) the Seattle Bank is a cooperative whose member institutions own all the Seattle Bank’s stock; (2) member shares cannot be purchased or sold except between the Seattle Bank and its members at its $100 per share par value; (3) the Seattle Bank does not have equity securities that trade in a public market and does not anticipate the sale of equity securities in a public market as the Seattle Bank is prohibited by law from doing so; and (4) the Seattle Bank is not controlled by an entity that has equity securities traded or contemplated to be traded in a public market. Specifically, although the Seattle Bank will be registering certain of its equity securities with the SEC pursuant to Finance Board regulation, these equity securities will not be traded on a public market. Further, the debt issuances relating to the Seattle Bank are not issued by the Seattle Bank, but are instead issued by the Office of Finance as the debt issuer for the FHLBank System as a whole and are the joint and several liability of all of the FHLBanks, not just the Seattle Bank as the primary obligor of the applicable debt. In addition, although historically the Seattle Bank has presented on its website financial information about the Seattle Bank for informational purposes, under Finance Board regulations the Seattle Bank has only been responsible for providing the Office of Finance with financial information relating to the Seattle Bank in order that the Office of Finance could compile financial statements for the FHLBank System as a whole for purposes of making applicable financial disclosure relating to the Office of Finance’s issuances of debt on behalf of the FHLBanks. Based on these factors, we adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, we reclassify stock subject to redemption from equity to a liability at fair value once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership. In each of these circumstances, the shares of Class B stock would meet the definition of a mandatorily redeemable financial instrument. Dividends related to Class B stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in our financing activities section in the Statements of Cash Flow.

If a member cancels its written notice of redemption or notice of withdrawal, we reclassify mandatorily redeemable Class B stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the Class B stock are no longer classified as interest expense.

As of December 31, 2004, $63.7 million of outstanding Class B(1) stock and $479,000 of outstanding Class B(2) stock were classified as mandatorily redeemable Class B stock in the liabilities section in our Statement of Condition. For the year ended December 31, 2004, we recorded estimated dividends earned of $378,000 as part of the carrying value of the mandatorily redeemable Class B stock.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Although the mandatorily redeemable Class B stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Note 13, for additional information, including significant restrictions on stock redemption.

• Adoption of SOP 03-3 • In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, or SOP 03-3. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual, or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. We will adopt SOP 03-3 as of January 1, 2005. We do not expect the new rule to have a material impact on our results of operations or financial condition at the time of adoption.

NOTE 3

CASH AND DUE FROM BANKS

• Compensating Balances • We maintain collected cash balances with commercial banks in return for certain services. These agreements contain no legal restrictions regarding the withdrawal of funds. The average compensating balances were $210,000 and $2.9 million for the years ended December 31, 2004 and 2003.

In addition, we maintained average required clearing balances, with various Federal Reserve Banks and branches, of $3.8 million and $4.7 million for the years ended December 31, 2004 and 2003. These are restricted balances and may not be withdrawn; however, we may use earnings credits on these balances to pay for services received from the Federal Reserve Banks.

NOTE 4

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

We hold securities purchased under agreements to resell those securities. These amounts represent short-term loans and are assets in the Statements of Condition. Our securities safekeeping agent holds the securities purchased under agreements to resell in safekeeping in the name of the Seattle Bank. Should the market value of the underlying securities decrease below the market value required as collateral, the counterparty has the option to remit an equivalent amount of cash to us or place an equivalent amount of additional securities in safekeeping in our name.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

NOTE 5

TRADING SECURITIES

• Major Security Types • The following table summarizes our trading securities as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands)
Non-Mortgage-Backed Securities
Government-sponsored enterprises	$255,680	$244,187

Total	$255,680	$244,187

Net gain (loss) on trading securities during the years ended December 31, 2004 and 2003, included a change in net unrealized gain of $11.5 million and loss of $7.9 million.

Our investments in trading securities consist primarily of unsecured debt securities of other GSEs, which include Fannie Mae and Freddie Mac. Debt securities issued by Fannie Mae and Freddie Mac are not guaranteed, either directly or indirectly, by the U.S. government.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

NOTE 6

HELD-TO-MATURITY SECURITIES

• Major Security Types • The following table summarizes our held-to-maturity securities as of December 31, 2004 and 2003.

As of December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
(in thousands)
Non-Mortgage-Backed Securities
U.S. agency obligations—guaranteed	$387,330	$33,920	$(77)	$421,173
Government-sponsored enterprises	4,658,793	19,991	(38,741)	4,640,043
Other FHLBanks’ consolidated obligation bonds	8,025,248	7,805	(44,872)	7,988,181
State or local housing agency obligations	29,100	317	(62)	29,355
Other	255,352	10,947	(5)	266,294

Subtotal	13,355,823	72,980	(83,757)	13,345,046

Mortgage-Backed Securities
U.S. agency obligations—guaranteed	12,240	213		12,453
Government-sponsored enterprises	2,769,666	17,214	(33,606)	2,753,274
Other	4,150,123	14,101	(35,222)	4,129,002

Subtotal	6,932,029	31,528	(68,828)	6,894,729

Total	$20,287,852	$104,508	$(152,585)	$20,239,775

As of December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Fair Value
(in thousands)
Non-Mortgage-Backed Securities
U.S. agency obligations—guaranteed	$921,438	$35,978	$		$957,416
Government-sponsored enterprises	4,403,603	81,933		(24,440)	4,461,096
Other FHLBanks’ consolidated obligation bonds	3,500,000	3,354		(2,044)	3,501,310
State or local housing agency obligations	41,273	225		(256)	41,242
Other	314,822	14,793			329,615

Subtotal	9,181,136	136,283		(26,740)	9,290,679

Mortgage-Backed Securities
U.S. agency obligations—guaranteed	34,789	463			35,252
Government-sponsored enterprises	3,625,684	40,902		(27,557)	3,639,029
Other	3,585,096	32,787		(20,504)	3,597,379

Subtotal	7,245,569	74,152		(48,061)	7,271,660

Total	$16,426,705	$210,435		$(74,801)	$16,562,339

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Debt securities and mortgage-backed securities issued by other GSEs, such as Fannie Mae and Freddie Mac, are not guaranteed, either directly or indirectly, by the U.S. government. Our investments in guaranteed U.S. agency obligations consist primarily of debt securities of the Government National Mortgage Agency, or Ginnie Mae, and other government agencies whose debt is guaranteed, directly or indirectly, by the U.S. government.

The following table details our other FHLBanks’ consolidated obligations by primary obligor as of December 31, 2004 and 2003.

	2004		2003
As of December 31,	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(in thousands)
Other FHLBanks’ Consolidated Obligation Bonds
FHLBank Atlanta	$1,000,000	$999,588	$1,250,000	$1,251,214
FHLBank Boston	250,000	256,000
FHLBank Dallas	250,000	246,875	250,000	249,876
FHLBank Des Moines	2,179,972	2,171,178	1,250,000	1,250,350
FHLBank San Francisco	4,345,276	4,320,440	750,000	749,870

Total	$8,025,248	$7,988,181	$3,500,000	$3,501,310

The following tables summarize our held-to-maturity securities with gross unrealized losses, aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2004 and 2003.

	Less than 12 months		12 months or more				Total
As of December 31, 2004	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Non-Mortgage-Backed Securities
U.S. agency obligations—guaranteed	$30,635	$(77)	$		$		$30,635	$(77)
Government-sponsored enterprises	2,499,543	(17,389)		531,750		(21,352)	3,031,293	(38,741)
Other FHLBanks’ consolidated obligation bonds	5,480,376	(44,872)					5,480,376	(44,872)
State or local housing agency obligations	1,314	(1)		1,879		(61)	3,193	(62)
Other	18,895	(5)					18,895	(5)

Subtotal	8,030,763	(62,344)		533,629		(21,413)	8,564,392	(83,757)

Mortgage-Backed Securities
Government-sponsored enterprises	1,349,555	(16,173)		415,846		(17,433)	1,765,401	(33,606)
Other	1,937,125	(21,300)		475,625		(13,922)	2,412,750	(35,222)

Subtotal	3,286,680	(37,473)		891,471		(31,355)	4,178,151	(68,828)

Total	$11,317,443	$(99,817)		$1,425,100		$(52,768)	$12,742,543	$(152,585)

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

	Less than 12 months		12 months or more				Total
As of December 31, 2003	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Non-Mortgage-Backed Securities
Government-sponsored enterprises	$540,820	$(24,440)	$		$		$540,820	$(24,440)
Other FHLBanks’ consolidated obligation bonds	997,956	(2,044)					997,956	(2,044)
State or local housing agency obligations	23,029	(256)					23,029	(256)

Subtotal	1,561,805	(26,740)					1,561,805	(26,740)

Mortgage-Backed Securities
Government-sponsored enterprises	1,220,349	(27,557)					1,220,349	(27,557)
Other	1,121,450	(19,232)		97,179		(1,272)	1,218,629	(20,504)

Subtotal	2,341,799	(46,789)		97,179		(1,272)	2,438,978	(48,061)

Total	$3,903,604	$(73,529)		$97,179		$(1,272)	$4,000,783	$(74,801)

We reviewed our investment security holdings and have determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Additionally, we have both the ability and the intent to hold such securities until recovery of the unrealized losses.

We currently hold approximately $348.9 million of mortgage-backed securities purchased from members or affiliates of members who own more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 19 for additional information.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Redemption Terms • The following table summarizes the amortized cost and estimated fair value of our held-to-maturity securities, by contractual maturity, as of December 31, 2004 and 2003. Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2004		2003
Year of Maturity	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(in thousands)
Non-Mortgage-Backed Securities (excluding Other FHLBanks’ Consolidated Obligation Bonds)
Due in one year or less	$2,050,464	$2,050,118	$1,000,017	$1,005,075
Due after one year through five years	2,366,909	2,350,674	3,498,508	3,552,424
Due after five years through 10 years	800,548	842,418	1,041,594	1,089,963
Due after 10 years	112,654	113,655	141,017	141,907

Subtotal	5,330,575	5,356,865	5,681,136	5,789,369

Other FHLBanks’ Consolidated Obligation Bonds
Due in one year or less	2,000,319	1,981,094
Due after one year through five years	6,024,929	6,007,087	3,000,000	3,002,915
Due after five years through 10 years			500,000	498,395

Subtotal	8,025,248	7,988,181	3,500,000	3,501,310

Mortgage-Backed Securities
Due after one year through five years			16,974	17,362
Due after five years through 10 years	45,167	45,779	65,972	70,066
Due after 10 years	6,886,862	6,848,950	7,162,623	7,184,232

Subtotal	6,932,029	6,894,729	7,245,569	7,271,660

Total	$20,287,852	$20,239,775	$16,426,705	$16,562,339

The amortized cost of our mortgage-backed securities classified as held-to-maturity includes net discounts of $55.6 million and $64.5 million as of December 31, 2004 and 2003.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Interest-Rate Payment Terms • The following table summarizes the interest-rate payment terms for our investment securities classified as held to maturity as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands)
Amortized Cost of Held-to-Maturity Securities:

Investments, excluding Other FHLBanks’ Consolidated Obligation Bonds and Mortgage-Backed Securities
Fixed-rate	$5,161,221	$5,451,543
Variable-rate	169,354	229,593

Subtotal	5,330,575	5,681,136

Other FHLBanks’ Consolidated Obligation Bonds
Fixed-rate	8,025,248	2,500,000
Variable-rate		1,000,000

Subtotal	8,025,248	3,500,000

Mortgage-Backed Securities
Pass-through securities:
Fixed-rate	171,886	386,623
Variable-rate	11,916	18,511
Collateralized mortgage obligations:
Fixed-rate	5,307,284	6,222,379
Variable-rate	1,440,943	618,056

Subtotal	6,932,029	7,245,569

Total	$20,287,852	$16,426,705

• Gains on the Sale of Held-to-Maturity Securities • We recorded net realized gains of $5.6 million, $22.3 million, and $850,000 on sales of held-to-maturity securities during the years ended December 31, 2004, 2003, and 2002. The proceeds received of $112.0 million, $730.3 million, and $44.1 million on the sale of held-to-maturity securities in 2004, 2003, and 2002 were for securities that had returned at least 85% of the principal outstanding from the date of acquisition.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

NOTE 7

ADVANCES

• Redemption Terms • As of December 31, 2004 and 2003, we had advances outstanding, including AHP advances (see Note 8), at interest rates ranging from 1.14% to 8.62% and 1.03% to 8.65%. As of December 31, 2004 and 2003, AHP subsidized advance interest rates ranged from 2.80% to 5.99%.

The following table summarizes the amount and weighted average interest rate of our advances by year of maturity as of December 31, 2004 and 2003.

	2004			2003
Year of Maturity	Amount		Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
2004	$			$9,779,304	1.81
2005		6,335,455	2.76	3,087,950	2.81
2006		2,530,054	3.96	1,858,332	4.40
2007		1,194,583	3.70	913,428	3.71
2008		1,179,267	4.70	988,318	4.94
2009		955,193	4.13	365,481	5.20
Thereafter		2,564,484	5.13	2,409,228	5.18

Total par value		14,759,036	3.70	19,402,041	2.95
Discounts on advances		(3,070)		(2,812)
Commitment fees		(976)		(1,027)
Discount on AHP advances		(417)		(480)
Derivative hedging adjustments		142,526		254,844

Total		$14,897,099		$19,652,566

Generally, advances may only be prepaid by paying a prepayment fee to the Seattle Bank that makes us financially indifferent to the prepayment of the advance. However, we offer callable advances to members. These advances may be prepaid on call dates without incurring prepayment or termination fees. As of December 31, 2004 and 2003, we had no callable advances outstanding.

Putable advances are fixed-rate advances that provide us with the option to terminate the advance prior to maturity. In the event we terminate a putable advance, we will provide alternative funding, at current advance rates, to the member for the remaining term of the terminated advance. As of December 31, 2004 and 2003, we had putable advances outstanding of $3.3 billion and $3.6 billion.

The following table summarizes the par value of advances, by year of maturity or next put date for putable advances, as of December 31, 2004 and 2003.

Year of Maturity or Next Put Date	2004		2003
(in thousands)
2004	$		$12,297,499
2005		8,904,691	3,140,242
2006		2,625,943	1,827,222
2007		1,106,070	716,215
2008		628,567	437,618
2009		598,695	218,431
Thereafter		895,070	764,814

Total par value		$14,759,036	$19,402,041

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Security Terms • We lend to financial institutions involved in housing finance within our district according to federal statutes, including the FHLBank Act. The FHLBank Act requires us to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits in the Seattle Bank, and other eligible real estate-related assets as collateral on such advances. However, community financial institutions, or CFIs, are subject to expanded statutory collateral provisions dealing with small business or agricultural loans. As of December 31, 2004 and 2003, we had rights to collateral with an estimated value greater than outstanding advances. Based on a risk analysis of the member, we may: (1) allow a member to retain possession of collateral, other than securities collateral, assigned to us if the member executes a written security agreement and agrees to hold such collateral for our benefit; or (2) require the member specifically to assign or place physical possession of such collateral with us or our safekeeping agent. We physically held collateral with a par value of $11.1 billion and $11.6 billion as of December 31, 2004 and 2003. We had additional collateral with a par value of $838.8 million and $10.7 billion specifically segregated and pledged to us by members as of December 31, 2004 and 2003. All other collateral was held under blanket pledge agreements.

Beyond these provisions, Section 10(e) of the FHLBank Act affords any security interest granted by a member to the Seattle Bank priority over the claims or rights of any other party. The exceptions are claims that would be entitled to priority under otherwise applicable law and claims by bona fide purchasers for value or by parties that have perfected security interests.

• Credit Risk • As of December 31, 2004, we held $82.0 million of advances to two borrowers that we classified as substandard. These advances are fully collateralized with high-grade, marketable securities and rights to proceeds from mortgage loan collections. Because the borrowers continue to pay according to contractual requirements and because of our collateral position, we continue to accrue interest on the advances.

While we have never experienced a credit loss on an advance to a member, the expanded collateral types secured by non-real estate loans permitted for CFIs and the lack of FDIC insurance on non-member borrowers and certain other non-FDIC insured customers, such as insurance companies, provide the potential for additional credit risk to us. We have policies and procedures in place to appropriately manage this credit risk, including requirements for physical possession or control of pledged collateral, restrictions on borrowing, specific review of each advance request, and regular verifications of collateral. Accordingly, we have not provided any allowances for losses on advances, including the advances referenced above.

Our potential credit risk from advances is concentrated in commercial banks and savings institutions. As of December 31, 2004 and 2003, we had advances of $4.5 billion and $8.2 billion outstanding to two member institutions, representing 30.2% and 41.8% of total advances outstanding. The income from advances to these member institutions totaled $142.5 million and $197.6 million for the years ended December 31, 2004 and 2003. We held sufficient collateral to cover the advances to these institutions, and we do not expect to incur any credit losses on these advances. One of these members held more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 19 for additional information. No other member institutions held advances in excess of 10% of our total advances outstanding as of December 31, 2004 and 2003.

• Interest-Rate Payment Terms • The following table summarizes the par value of advances by interest-rate payment terms as of December 31, 2004 and 2003.

Interest-Rate Payment Terms	2004	2003
(in thousands)
Fixed-rate	$11,815,999	$12,287,277
Variable-rate	2,943,037	7,114,764

Total par value	$14,759,036	$19,402,041

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

NOTE 8

AFFORDABLE HOUSING PROGRAM

Section 10(j) of the FHLBank Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and below-market interest rate advances to members who use the funds to assist in the purchase, construction, or rehabilitation of housing for very low- to moderate-income households. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or 10% of regulatory income. Regulatory income is defined as U.S. GAAP income before interest expense related to mandatorily redeemable Class B stock and the assessment for AHP, but after the assessment for REFCORP. The exclusion of interest expense related to mandatorily redeemable Class B stock is a regulatory calculation determined by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The amount set aside for AHP is charged to expense monthly and recognized as a liability. The AHP liability is released as members use subsidies. Calculation of the REFCORP assessment is discussed in Note 1.

In the event that an FHLBank records a full year regulatory loss before AHP, no AHP assessment is required to be set aside by that FHLBank. If the result of the aggregate 10% calculation described above is less than $100 million for all 12 FHLBanks, then the FHLBank Act requires the shortfall to be allocated among the FHLBanks, based on the ratio of each FHLBank’s income before AHP and REFCORP to the sum of the income before AHP and REFCORP of the 12 FHLBanks. There was no shortfall for the years ended December 31, 2004 or 2003.

We had outstanding principal in AHP-related advances of $3.1 million and $3.2 million as of December 31, 2004 and 2003.

The following table summarizes our AHP activity for the years ended December 31, 2004 and 2003.

For the Years Ending December 31,	2004	2003
(in thousands)
Balance as of January 1	$48,368	$53,338
Additions	9,191	15,974
Distributions, net	(14,001)	(20,944)

Balance as of December 31	$43,558	$48,368

NOTE 9

MORTGAGE LOANS HELD FOR PORTFOLIO

We have historically purchased our mortgage loans held for portfolio directly from participating members through the MPP. The mortgage loans held for portfolio represent held-for-investment mortgage loans that our members originate, service, and support with credit enhancements. If the originating member does not service a mortgage loan, the servicing for the mortgage loan is sold to a designated mortgage service provider at the time we purchase the mortgage loan. As of December 31, 2004 and 2003, 84.2% and 88.4% of our outstanding mortgage loans held for portfolio had been purchased from one participating member. This member owned more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 19 for more information.

In March 2005, we announced that we are developing an exit strategy for the MPP. Exiting the MPP is intended to enable us to lower our overall risk profile and reduce our operating cost structure. The exit strategy is outlined in the three-year business and capital management plan, which will be subject to acceptance by the Finance Board.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The following table summarizes information on mortgage loans held for portfolio as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands)
Fixed, medium-term*, single-family mortgage loans	$1,507,645	$1,939,564
Fixed, long-term, single-family mortgage loans	8,867,355	9,141,616

Total par value	10,375,000	11,081,180
Premiums	134,903	158,034
Discounts	(64,027)	(67,697)

Total	$10,445,876	$11,171,517

*	Medium-term is defined as a term of 15 years or less.

The par value of mortgage loans held for portfolio outstanding as of December 31, 2004 and 2003, was comprised of government-insured mortgage loans totaling $2.3 billion and $2.5 billion and conventional mortgage loans totaling $8.1 billion and $8.6 billion.

To comply with the Finance Board regulation stipulating that the member is responsible for all expected losses on conventional mortgage loans sold to us, we require the member to fund an LRA, either up front as a portion of the purchase proceeds or over time through a portion of the monthly amount paid. The LRA amount funded by the member is the greater of the expected losses, based on an evaluation of the portfolio or a representative sample of the portfolio, or the minimum amount required by the SMI provider in order to provide supplemental insurance. The LRA funds are used to offset any losses that may occur, with excess funds distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract. See Note 1 for additional information.

The following table summarizes the activity of the LRAs for the years ending December 31, 2004 and 2003.

For the Years Ending December 31,	2004	2003
(in thousands)
Balance, January 1	$6,565	$1,343
Additions	6,309	5,222
Distributions	(732)

Balance, December 31	$12,142	$6,565

The total coverage of the combined LRA and SMI does not change over the life of mortgage loans delivered under a master commitment contract. Under the credit enhancement structure of the MPP, the value of the foreclosed property would have to fall below 50% of the outstanding mortgage loan amount to result in a loss to us. In addition, we perform quality control reviews on all individual mortgage loans that become 90 days delinquent, and we, as well as the SMI provider, help the member resolve the delinquency. Because of the credit enhancements in the program, we continue to accrue interest on mortgage loans that are 90 days or more past due.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The following table presents mortgage loan delinquencies as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands, except percentage data)
30—59 days delinquent	$170,928	$201,483
60—89 days delinquent	39,567	40,632
90 days or more delinquent	68,523	43,955

Total delinquencies	279,018	286,070
Loans past due 90 days or more and still accruing interest	68,523	43,955
Delinquencies as a percent of total mortgage loans outstanding	2.67%	2.56%

We have never experienced a credit loss nor has our SMI carrier ever experienced a loss claim on a mortgage loan purchased under the MPP. In certain instances, we require our members to repurchase mortgage loans. These instances include failure of a member to comply with MPP requirements, representations and warranties made by a member, non-compliance with final documentation, and servicing errors. The following table summarizes the number and par value of mortgage loans repurchased during 2004 and 2003.

For the Years ending December 31,	2004	2003
(dollars in thousands)
Number of mortgage loans repurchased	108	109
Par value of mortgage loans repurchased	$14,597	$13,290

Based on our analysis of the mortgage loan portfolio, we have determined that the credit enhancement provided by the members, including the LRA and SMI, is sufficient to absorb inherent credit losses and that an allowance for credit loss is unnecessary. We had no mortgage loans on nonaccrual status as of December 31, 2004 and 2003.

Mortgage loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. As of December 31, 2004 and 2003, we had no investments in impaired mortgage loans.

The estimated fair value of the mortgage loans held for portfolio as of December 31, 2004 and 2003, is reported in Note 17.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

NOTE 10

DEPOSITS

We offer demand and overnight deposits for members and qualifying non-members. In addition, we offer short-term deposit programs to members. The average interest rates paid on average deposits during 2004, 2003, and 2002 were 1.26%, 1.03%, and 1.58%.

The following table summarizes the amount and weighted average interest rate of our interest-bearing deposits by term of maturity as of December 31, 2004 and 2003.

	2004		2003
As of December 31,	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
Overnight and demand	$867,149	2.09	$1,125,286	0.84
One to three months	131,293	2.15	163,195	1.00
Three to six months	6,525	1.99	6,605	1.03
Six to twelve months	2,775	2.21	1,525	1.25
Thereafter	5,552	1.97	20,100	0.94

Total interest-bearing deposits	1,013,294	2.10	1,316,711	0.86
Non-interest bearing deposits	20		27

Total deposits	$1,013,314		$1,316,738

NOTE 11

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

We sell securities under agreements to repurchase the securities. The amounts received under these agreements represent short-term borrowings and are liabilities in the Statements of Condition. We have delivered securities sold under agreements to repurchase to the primary dealer. Should the market value of the underlying securities fall below the market value required as collateral, we must deliver additional securities to the dealer.

NOTE 12

CONSOLIDATED OBLIGATIONS

Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated obligation bonds and discount notes. Consolidated obligation bonds are issued primarily to raise intermediate- and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated obligation discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

The FHLBanks issue consolidated obligations through the Office of Finance as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, we separately track and record as a liability our specific portion of consolidated obligations for which we are the primary obligor. Since we know the amount of consolidated obligations issued on our behalf, we have the ability to structure hedging

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

instruments to match our specific debt. The hedge transactions may be executed on or after the issuance of consolidated obligations and are accounted for in accordance with the guidance of SFAS 133.

Typically, our consolidated obligation bonds are obtained through a daily auction process. At times, rather than acquiring consolidated obligation bonds through the auction process, we may negotiate with another FHLBank to transfer their existing debt to us. For example, we may negotiate a transfer of debt when the yields on the transferred debt are more favorable than we could obtain through the daily auction process, or when we require additional funding after our access to the daily auction process has closed. In such instances, we negotiate a transfer price directly with the transferring FHLBank. At settlement, we assume the payment obligations on the transferred debt and receive a cash payment equal to the net settlement value of par, discount or premium, and accrued interest, and notify the Office of Finance of a change in primary obligor for the transferred debt.

Although we are primarily liable for the allocated portion of consolidated obligations issued on our behalf, we are also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all of the consolidated obligations of the FHLBank System. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligations. Although it has never occurred, to the extent that a FHLBank would make a payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the other FHLBank. However, if the Finance Board determines that a FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro-rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine. No FHLBank has ever defaulted on a consolidated obligation, and the joint and several requirements have never been invoked.

The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were approximately $869.2 billion and $759.5 billion as of December 31, 2004 and 2003. The par amounts of the FHLBanks’ outstanding consolidated obligations net of interbank holdings were $860.4 billion and $755.2 billion as of December 31, 2004 and 2003. Regulations require each FHLBank to maintain unpledged qualifying assets equal to its pro-rata shares of the consolidated obligations outstanding. Under the FHLBank Act, qualifying assets are defined as: cash; secured advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the consolidated obligations; obligations of or fully guaranteed by the United States; obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae; mortgages, obligations, or other securities which are or have ever been sold by Freddie Mac; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located.

To provide the holders of consolidated obligations issued before January 29, 1993 (prior bondholders), the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ regulatory capital stock, prior bondholders have a claim on a certain amount of the qualifying assets, which we call a Special Asset Account (SAA), if regulatory capital stock is less than 8.33% of consolidated obligations. As of December 31, 2004 and 2003, the FHLBanks’ regulatory capital stock was 4.7% and 5.0% of the par value of consolidated obligations outstanding, and the required minimum pledged asset balances were approximately $219,000 and $24.0 million as of December 31, 2004 and 2003. The assets designated by the FHLBanks are not restricted and equivalent assets may be substituted upon Office of Finance notification. We currently have a $10.0 million advance pledged toward the SAA. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below 2.0%. As of December 31, 2004 and 2003, no FHLBank had a capital-to-

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

assets ratio of less than 2.0%; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation, as no FHLBank’s capital-to-assets ratio has ever fallen below 2.0%.

• General Terms • Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest-rate resets, including the London Interbank Offered Rate, or LIBOR, Constant Maturity Treasury, 11th District Cost of Funds, and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such consolidated obligations are issued, we typically enter into interest-rate exchange agreements containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.

These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:

•	Optional Principal Redemption Bonds, or callable bonds, may be redeemed by us, in whole or in part, at our discretion, on predetermined call dates, according to terms of bond offerings; and

•	Putable Bonds may be redeemed, in whole or in part, by the bondholder, at its discretion, on predetermined put dates, according to the terms of the bond offering.

With respect to interest payments, consolidated obligation bonds may also have the following terms:

•	Step-up Bonds generally pay interest at increasing fixed rates for specified intervals over the life of the bond. These bonds generally contain provisions enabling us to call bonds at our option on the step-up dates.

• Redemption Terms • The following table summarizes our participation in consolidated obligation bonds outstanding by year of maturity as of December 31, 2004 and 2003.

	2004			2003
Year of Maturity	Amount		Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
2004	$			$7,800,400	3.36
2005		10,230,295	2.48	7,840,595	2.75
2006		7,667,100	3.32	5,656,100	3.67
2007		5,351,125	4.26	3,902,625	4.81
2008		4,519,550	3.67	3,842,050	3.85
2009		2,833,500	4.63	2,178,500	4.98
Thereafter		10,799,300	5.30	8,690,300	5.39

Total par value		41,400,870	3.88	39,910,570	4.00
Premiums		65,442		64,067
Discounts		(81,052)		(75,777)
Deferred net losses on terminated interest-rate exchange agreements				(101)
Derivative hedging adjustments		(80,521)		10,515

Total		$41,304,739		$39,909,274

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The figures in the table above include consolidated obligation bonds obtained through transfers from other FHLBanks of $1.3 billion and $981.0 million of par value and $32.0 million and $31.5 million of associated bond discount as of December 31, 2004 and 2003. In general, we acquired the transferred debt at spreads between zero and seven basis points below the costs we would have incurred to have new debt issued on our behalf at the time of the debt transfer transaction. We believe that the transfer price paid by the transferring FHLBank takes into account its related costs, including any hedge termination fees that it may incur. We do not receive any additional amounts relating to hedge termination fees. In addition, it has not been our practice to assume any associated interest-rate exchange agreements in conjunction with our consolidated obligation bond transfers.

The following table summarizes the par value of consolidated obligations obtained through transfer by primary obligor as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands)
FHLBank Chicago	$1,343,000,000	$981,000,000

Consolidated obligation bonds outstanding as of December 31, 2004 and 2003, include callable bonds totaling $17.1 billion and $18.2 billion. We use fixed-rate callable debt to finance held-to-maturity investments (see Note 6), callable advances (see Note 7), and mortgage loans held for portfolio (see Note 9). Simultaneous with such a debt issue, we may also enter into an interest-rate exchange agreement (in which we pay variable and receive fixed cash flows) with a call feature that mirrors the option embedded in the debt (e.g., a sold callable swap). The combined sold callable swap and callable debt allows us to provide members with economically priced, variable-rate funding.

The following table summarizes the par value of consolidated obligation bonds outstanding by callable and putable terms as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands)
Non-callable or non-putable	$23,795,320	$21,145,720
Callable	17,055,550	18,214,850
Putable	550,000	550,000

Total par value	$41,400,870	$39,910,570

The following table summarizes the par value of consolidated obligation bonds outstanding by year of maturity or next call date as of December 31, 2004 and 2003.

Year of Maturity or Next Call Date	2004		2003
(in thousands)
2004	$		$23,125,250
2005		23,147,845	5,880,295
2006		5,893,100	3,268,100
2007		3,619,125	2,527,625
2008		2,142,000	965,500
2009		1,680,500	1,373,500
Thereafter		4,918,300	2,770,300

Total par value		$41,400,870	$39,910,570

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Interest-Rate Payment Terms • The following table summarizes the par value of consolidated obligation bonds outstanding by interest-rate payment terms as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands)
Fixed-rate	$41,400,870	$39,360,570
Step-up		50,000
Simple variable-rate		500,000

Total par value	$41,400,870	$39,910,570

• Discount Notes • The following table summarizes our participation in consolidated obligation discount notes, all of which had original maturities of less than one year and which are redeemed at par value at maturity, as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(dollars in thousands)
Book value	$2,801,458	$6,609,074
Par value	2,807,984	6,613,749
Weighted average interest rate	1.65%	1.06%

The FHLBank Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion. The Secretary of the Treasury determines the terms, conditions, and interest rates. There were no such purchases by the U.S. Treasury during the years ended December 31, 2004 and 2003.

NOTE 13

CAPITAL

The Gramm-Leach-Bliley Act (GLB Act) required a number of changes in the capital structure of all FHLBanks. The Finance Board’s final capital rule, published on January 30, 2001, required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001, in accordance with the provisions of the GLB Act and the final capital rule. The Finance Board approved our capital structure on March 13, 2002, and we converted to our new capital structure on June 30, 2002. We were in compliance with our capital plan on our conversion date. The conversion was considered a capital transaction and was accounted for at par value.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Statutory Capital Requirements • We are subject to three statutory capital requirements. As of December 31, 2004 and 2003, we were in compliance with these statutory capital requirements. These requirements are as follows:

First, we are required to hold permanent capital equal to the sum of our credit-risk requirement, market-risk requirement, and operations-risk requirement, calculated in accordance with Finance Board regulations. Permanent capital is defined as retained earnings and Class B stock. For regulatory purposes, mandatorily redeemable Class B stock, discussed further below, is considered capital. The Finance Board has the authority to require us to maintain a greater amount of permanent capital than is required by the risk-based capital requirement, as defined, but has not done so.

As of December 31,	2004	2003
(in thousands)
Permanent Capital
Class B(1) stock	$1,972,594	$2,285,032
Class B(2) stock	54,233	113,473
Mandatorily redeemable Class B stock	64,139
Retained earnings	75,296	57,177

Total	$2,166,262	$2,455,682

Risk-Based Capital Requirement
Credit risk	$193,091	$172,940
Market risk	262,821	361,599
Operations risk	136,773	160,362

Total	$592,685	$694,901

Second, the GLB Act imposes a 5% minimum leverage ratio based on total capital, which includes a 1.5 weighting factor applicable to permanent capital. A minimum leverage ratio, which is defined as total permanent capital (with permanent capital multiplied by 1.5) divided by total assets, is intended to ensure that we maintain a sufficient amount of capital to service our debt. The leverage ratio measures the degree to which we use debt. Leverage ratios at or near the 5% minimum would indicate that we have reached our maximum capacity to fund operations through the issuance of additional debt on our behalf. Leverage ratios that exceed the 5% minimum indicate that we have additional capacity to fund operations through the issuance of debt on our behalf.

As of December 31,	2004	2003
(in thousands, except ratio data)
Leverage Ratio
Minimum leverage capital (5% of total assets)	$2,404,301	$2,558,191
Leverage capital (includes 1.5 weighting factor applicable to permanent capital)	3,249,393	3,683,523
Leverage ratio (leverage capital as a percentage of total assets)	6.76%	7.20%

Third, the GLB Act imposes a 4% minimum capital ratio, defined as total capital divided by total assets. We use the capital ratio measure to monitor our operations. Capital ratios at or near the 4% minimum would indicate that we have fully utilized our capital resources to run our operations, and capital ratios that exceed the 4% minimum indicate that we have additional capacity to grow our asset base to increase our earnings capacity.

On December 10, 2004, we signed a written agreement with the Finance Board. Under the Finance Board agreement, we must submit to the Finance Board a three-year business and capital management plan no later than

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

April 5, 2005. Until the three-year business and capital management plan is accepted by the Finance Board, we are required to maintain a capital ratio of 4.15% or higher. As of December 31, 2004, we were in compliance with this requirement.

As of December 31,	2004	2003
(in thousands, except ratio data)
Capital Ratio
Minimum capital (4.15% of total assets as of December 31, 2004, and 4.00% as of December 31, 2003)	$1,995,570	$2,046,553
Capital ratio (permanent capital as a percentage of total assets)	4.50%	4.80%

• Capital Plan • Our capital plan provides for two classes of putable Class B stock, each of which has a par value of $100. Each class of stock can be issued, redeemed, and repurchased only at par value. Members are required to hold Class B(1) stock (required balance) equal to the sum of: (1) 3.5% of the member’s outstanding principal balance of advances; (2) $500 or 0.75% of the member’s home mortgage loans; and (3) 5.0% of the outstanding principal balance of loans that the member has sold to us under the MPP minus the amount in (2) above (cannot be less than $0). Members can also hold some amount of Class B(1) stock in excess of the required balance under certain circumstances. Members cannot purchase Class B(2) stock and are not required to hold any amount of Class B(2) stock. Any Class B(1) stock held by a member that exceeds the permitted amount of Class B(1) stock will automatically convert to Class B(2) stock five days after we notify the member of that conversion. A member may elect to convert some or all of its Class B(2) stock back into Class B(1) stock if there is an increase in the amount of excess stock that the member is permitted to hold. In addition, we will automatically convert any Class B(2) stock held by a member into Class B(1) stock to cover any shortfall in a member’s required balance after any recalculation, if the member’s excess Class B(1) stock is insufficient to cover the shortfall.

Each member has the right to vote its stock for the number of directors allocated to the member’s state, subject to certain limitations on the maximum number of shares that can be voted, as set forth in applicable law and regulations.

• Dividends • Our Board of Directors can declare and pay dividends, in either cash or capital stock, only from retained earnings or current net earnings. Dividends on Class B(1) stock will be in the amount and form as may be declared by the Board of Directors, except that dividends may not exceed the sum of: (1) that quarter’s net earnings by us; plus (2) net earnings previously retained by us; less (3) the amount of any dividends that the Board of Directors declares on Class B(2) stock that quarter.

On December 10, 2004, we revised our dividend policy. As a result, until the three-year business and capital management plan is accepted by the Finance Board, our Class B(1) stock dividend will be limited to the lower of the daily average federal funds effective rate during the prior quarter or 50% of earnings during the prior quarter. Dividends on Class B(2) stock may be declared only at a rate equal to the lower of: (1) the Class B(1) stock dividend or (2) 73.47% times the daily average of three-month LIBOR during the quarter minus 0.25%. In addition, any stock dividend is subject to our retained earnings policy.

Also, during the fourth quarter of 2004, we revised the timing and payment of dividends on both Class B(1) stock and Class B(2) stock. Beginning with the fourth quarter of 2004, we will declare and pay dividends on Class B(1) stock and Class B(2) stock after the end of the quarter. During the fourth quarter of 2004, we did not declare or pay a dividend on Class B(1) stock or Class B(2) stock. Prior to the fourth quarter of 2004, we declared and paid dividends during a quarter based on expected earnings for that quarter.

• Stock Redemption • After the conversion to our new capital plan on June 30, 2002, and provided that we are in compliance with the regulatory capital requirements, Class B(1) stock and Class B(2) stock are redeemable five

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

years after: (1) written notice from the member, (2) consolidation or merger of two members, or (3) withdrawal or termination of membership. Prior to June 30, 2002, capital stock could be redeemed upon six months’ notice. We may elect to repurchase stock that is subject to redemption prior to the expiration of the five-year notice period, subject to restrictions contained in the FHLBank Act, Finance Board regulations, and our capital plan, but we are under no obligation to do so. In addition, subject to the same restrictions, we may elect, at any time and upon five days’ written notice, to repurchase at par value, payable in cash, any excess Class B(2) stock.

Historically, we have generally voluntarily repurchased stock that was subject to redemption within one month after receipt of a member’s redemption request. However, our Board of Directors has determined that until the Finance Board has accepted the three-year business and capital management plan: (1) we will not repurchase any Class B(1) stock, and (2) we will repurchase Class B(2) stock only if our capital-to-assets ratio would exceed 4.40% after the repurchase.

In accordance with the GLB Act, each class of our Class B stock is considered putable with restrictions, due to the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of our outstanding stock. Statutory and regulatory restrictions on the redemption of our Class B stock include the following:

•	In no case may we redeem any Class B stock if, following such redemption, we would fail to satisfy our minimum capital requirements (i.e., a statutory capital-to-asset ratio requirement established by the GLB Act, and a regulatory risk-based capital-to-asset ratio requirement established by the Finance Board). By law, all member holdings of our Class B stock immediately become non-redeemable if we become undercapitalized.

•	In no case may we redeem any Class B stock if either our Board of Directors or the Finance Board determine that we have incurred, or are likely to incur, losses resulting, or expected to result, in a charge against capital.

•	In addition to possessing the authority to prohibit Class B stock redemptions, our Board of Directors has a right and an obligation to call for additional Class B stock purchases by our members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone “AA” credit rating from a nationally recognized statistical rating organization.

•	If, during the period between receipt of a Class B stock redemption notification from a member and the actual redemption (which could last indefinitely if we were undercapitalized, did not have the required credit rating, etc.), an FHLBank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of our Class B stock will be established either through the market liquidation process or through negotiation with a merger partner. In either case, all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of FHLBank stockholders.

•	The GLB Act states that we may redeem, at our sole discretion, stock investments which exceed the required minimum amount.

•	In no case may we redeem any Class B stock if the principal or interest due on any consolidated obligation issued by the Office of Finance has not been paid in full.

•	In no case may we redeem any Class B stock if we fail to provide the Finance Board the quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•	In no case may we redeem any Class B stock if we project that we will fail to comply with statutory or regulatory liquidity requirements or will be unable to timely and fully meet all of our obligations, actually fail to satisfy these requirements or obligations, or negotiate to enter or enter into an agreement with another FHLBank to obtain financial assistance to meet our current obligations.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Mandatorily Redeemable Class B Stock • We adopted SFAS 150 as of January 1, 2004. In accordance with SFAS 150, we reclassify the Class B stock subject to redemption, from equity to a liability, once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the member shares will then meet the definition of a mandatorily redeemable financial instrument. Member shares meeting this definition are reclassified to a liability at fair value. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments will be reflected as financing cash out flows in the Statements of Cash Flows once settled. See also Background Information—Finance Board Agreement, before Note 1, for discussion of restrictions regarding our repurchase of Class B stock.

At December 31, 2004, we had $64.1 million in Class B stock subject to mandatory redemption by 16 members and former members. This amount has been classified as “mandatorily redeemable Class B stock” in the Statements of Condition in accordance with SFAS 150.

The Finance Board has confirmed that the SFAS 150 accounting treatment for certain shares of stock will not affect the definition of total capital for purposes of determining our compliance with regulatory capital requirements, calculating our mortgage securities investment authority (300% of total capital), calculating our unsecured credit exposure to other GSEs (100% of total capital), or calculating our unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

The following table summarizes the amount of mandatorily redeemable Class B stock, by contractual year of redemption, as of December 31, 2004.

Contractual Year of Redemption
(in thousands)
2005	$561
2006
2007
2008
2009	63,578
Thereafter

Total	$64,139

The following table summarizes our activity relating to mandatorily redeemable Class B stock for the year ended December 31, 2004. The amounts for 2003 and 2002 are not provided because we adopted SFAS 150 as of January 1, 2004.

For the Year Ended December 31,	2004
(in thousands)
Balance as of January 1	$
Class B stock subject to mandatory redemption reclassified from equity during the year		530,223
Redemption of mandatorily redeemable Class B stock		(466,462)
Net estimated dividend		378

Balance as of December 31		$64,139

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• Membership • The GLB Act made membership in the Seattle Bank voluntary. Members that withdraw from membership must wait five years from the divesture date for all Class B stock that is held as a condition of membership, as that requirement is set out in our capital plan, unless the institution has cancelled its notice of withdrawal prior to that date, before being readmitted to membership in any FHLBank.

The Seattle Bank, at our discretion, can repurchase, at par value, any Class B stock greater than a member’s statutory requirement or allow the member to sell the excess Class B stock to other members at par value. See Background Information—Finance Board Agreement, before Note 1, for discussion of internal limits imposed by our Board of Directors on member stock repurchases until the three-year business and capital management plan has been accepted by the Finance Board.

Two members held Class B stock totaling 33.3% and 44.3% of our total outstanding Class B stock and mandatorily redeemable Class B stock, which represented all of our members holding more than 10% of our outstanding Class B stock and mandatorily redeemable Class B stock as of December 31, 2004 and 2003. See Note 19 for additional information.

NOTE 14

EMPLOYEE RETIREMENT PLANS

We participate in the Financial Institutions Retirement Fund, or FIRF, a defined-benefit plan. The plan covers substantially all of our officers and employees hired before January 1, 2004. Our contributions to the FIRF through June 30, 1987, represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, the FIRF suspended employer contributions for all plan years ending after June 30, 1987, through June 30, 2003. Contributions to the plan resumed on July 1, 2003. Funding and administrative costs of the FIRF charged to operating expenses were $1.8 million and $748,000 in 2004 and 2003. FIRF is a multi-employer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the Seattle Bank cannot be made.

We also participate in a defined contribution plan. Our contributions are equal to a percentage of voluntary employee contributions, subject to certain limitations. We contributed $510,000, $403,000, and $369,000 for the years ended December 31, 2004, 2003, and 2002.

In addition, we maintain two non-qualified deferred compensation plans (i.e., a defined contribution plan and a defined benefits plan), available to certain highly compensated employees, which are funded supplemental retirement plans.

The supplemental defined contribution plan liability consists of deferred compensation and accrued earnings on the deferrals. Our minimum obligation on the supplemental defined contribution retirement plan as of December 31, 2004 and 2003, was $1.6 million and $1.1 million. Operating expense includes deferred compensation and accrued earnings of $118,000, $179,000, and $51,000 for the years ended December 31, 2004, 2003, and 2002.

Our liability for the supplemental defined benefits retirement plan consists of the actuarial present value of benefits for the participants, accumulated compensation deferrals, and accrued earnings on the deferrals. Our minimum obligation on the supplemental defined benefits retirement plan as of December 31, 2004 and 2003, was $2.1 million and $1.5 million. Operating expense includes deferred compensation and accrued earnings of $539,000, $565,000, and $266,000 for the years ended December 31, 2004, 2003, and 2002.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The following table summarizes our obligations and funding status of our supplemental defined benefits retirement plan as of December 31, 2004 and 2003.

As of December 31,	2004	2003
(in thousands)
Change in benefit obligation
Projected benefit obligation as of January 1,	$3,346	$3,083
Service cost	299	294
Interest cost	218	203

Projected benefit obligation as of December 31,	3,863	3,580

Funded status
Unrecognized net actuarial loss	594	858
Unrecognized prior service cost	1,125	1,173

Net amount recognized	$2,144	$1,549

The following table summarizes the amounts recognized in the Statements of Condition for our supplemental defined benefits retirement plan as of December 31, 2004 and 2003.

As of December 31,	2004		2003
(in thousands)
Accrued benefit liability		$2,144		$1,549
Net amount recognized		2,144		1,549

Accumulated other comprehensive gain (loss)	$		$

The following table summarizes the components of the net periodic pension cost for our supplemental defined benefits retirement plan for the years ended December 31, 2004, 2003, and 2002.

For the Years Ended December 31,	2004	2003	2002
(in thousands)
Service cost	$299	$294	$205
Interest cost	218	203	127
Amortization of unrecognized prior service cost	62	62	27
Amortization of unrecognized net loss	16	32	43

Net periodic pension cost	$595	$591	$402

The measurement date used to determine the current year’s benefit obligation was December 31, 2004.

The following table summarizes the key assumptions and other information for the actuarial calculations for our supplemental defined benefits retirement plan for the years ended December 31, 2004 and 2003.

As of December 31,	2004	2003
Discount rate	6.0%	6.0%
Salary increase	5.0%	5.0%
Amortization period (years)	17.3	18.0

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The following table summarizes, as of December 31, 2004, the estimated future benefit payments reflecting expected future service for the years ended December 31.

Years	Payments
2005	$
2006
2007
2008		52,375
2009		88,622
2010-2014		421,904

NOTE 15

SEGMENT INFORMATION

We have historically offered products and services through two operating segments: traditional member finance and the MPP. Our traditional member finance activities include making advances, providing letters of credit, and accepting deposits, as well as providing securities safekeeping, and other fee-based services. We also include in this segment investments in financial instruments that are used for liquidity and to generate income on member capital. In addition, the traditional member finance segment includes derivative instruments used as economic hedges to manage our overall interest-rate risk. Through our MPP, we have purchased mortgage loans directly from participating members. Each segment includes the debt funding and derivative instruments associated with the segment’s assets, as well as other income such as service or pair-off fees. Operating expenses identified to a specific segment, such as salaries and benefits, computer hardware, software licensing and service fees, and other contractual services, are included in each segment. Operating expenses that are not directly associated with a particular segment are allocated to each segment based on their relative percentage of specifically identified operating expenses to total specifically identified operating expenses. Finally, each operating segment shares in our AHP and REFCORP assessments based on its relative percentage of income before assessments.

During 2004, we refined our method of allocating net interest income and other expenses between the traditional member finance and MPP segments to more accurately reflect the results associated with each operating segment. This refinement included a reallocation of short-term investments and debt to reflect the impact of mortgage loan paydowns to the MPP segment and an allocation of operating expenses not specifically identified to each segment. The current and prior year amounts have been reclassified to conform to the new method of allocation.

In March 2005, we announced that we are developing an exit strategy for the MPP. Exiting the MPP is intended to enable us to lower our overall risk profile and reduce our operating cost structure. The exit strategy is outlined in the three-year business and capital management plan, which will be subject to acceptance by the Finance Board.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The following table summarizes our condensed statements of income by operating segment for the years ended December 31, 2004, 2003, and 2002.

For the Years Ended December 31,	2004	2003	2002
(in thousands)

Traditional Member Finance
Interest income	$1,119,028	$1,112,709	$1,458,101
Interest expense	1,010,203	962,096	1,270,658

Net interest income	108,825	150,613	187,443
Other income	2,723	14,882	(27,556)
Other expenses	(28,648)	(24,101)	(18,646)

Income before assessments	82,900	141,394	141,241
AHP	(6,767)	(11,542)	(11,530)
REFCORP	(15,227)	(25,970)	(25,942)

Total assessments	(21,994)	(37,512)	(37,472)

Net income	$60,906	$103,882	$103,769

Mortgage Purchase Program
Interest income	$553,931	$470,365	$216,019
Interest expense	507,120	403,037	150,795

Net interest income	46,811	67,328	65,224
Other income	787	(3,764)	883
Other expenses	(17,907)	(9,272)	(7,161)

Income before assessments	29,691	54,292	58,946
AHP	(2,424)	(4,432)	(4,812)
REFCORP	(5,453)	(9,972)	(10,827)

Total assessments	(7,877)	(14,404)	(15,639)

Net income	$21,814	$39,888	$43,307

Total
Interest income	$1,672,959	$1,583,074	$1,674,120
Interest expense	1,517,323	1,365,133	1,421,453

Net interest income	155,636	217,941	252,667
Other income	3,510	11,118	(26,673)
Other expenses	(46,555)	(33,373)	(25,807)

Income before assessments	112,591	195,686	200,187
AHP	(9,191)	(15,974)	(16,342)
REFCORP	(20,680)	(35,942)	(36,769)

Total assessments	(29,871)	(51,916)	(53,111)

Net income	$82,720	$143,770	$147,076

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The following table summarizes our total assets by operating segment as of December 31, 2004, 2003, and 2002.

As of December 31,	2004	2003	2002
(in thousands)
Traditional Member Finance	$36,151,479	$39,064,788	$37,527,032
Mortgage Purchase Program	11,934,544	12,099,027	9,157,235

Total assets	$48,086,023	$51,163,815	$46,684,267

NOTE 16

DERIVATIVES AND HEDGING ACTIVITIES

We may enter into interest-rate swaps (including callable and putable swaps), swaptions, interest-rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively referred to as derivatives or interest-rate exchange agreements) to manage our exposure to changes in interest rates.

We may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. We use derivatives in several ways: by designating them as a fair value hedge of an underlying financial instrument, by acting as an intermediary, or in managing our assets and liabilities (i.e., an economic hedge). For example, we use derivatives in our overall interest-rate risk management to adjust the interest-rate sensitivity of consolidated obligations to approximate more closely the interest-rate sensitivity of assets (e.g., advances, investments, and mortgage loans held for portfolio), and/or to adjust the interest-rate sensitivity of advances, investments, or mortgage loans held for portfolio to approximate more closely the interest-rate sensitivity of liabilities.

In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, we also use derivatives as follows: (1) to manage embedded options in assets and liabilities, (2) to hedge the market value of existing assets and liabilities, (3) to hedge the duration risk of prepayable instruments, (4) to exactly offset other derivatives executed with members (when we serve as an intermediary), and (5) to reduce funding costs.

An economic hedge is defined as a derivative hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under our risk management program. An economic hedge by definition introduces the potential for earnings variability caused by the changes in fair value on the derivatives that are recorded in our earnings but not offset by corresponding changes in the value of the economically hedged assets, liabilities, or firm commitments.

Consistent with Finance Board regulation, we have entered into derivatives only to reduce the interest-rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve our risk management objectives, and to act as an intermediary between our members and counterparties. We use derivatives when they are considered the most cost-effective alternative to achieve our financial and risk management objectives. Accordingly, we may enter into derivatives that do not necessarily qualify for hedge accounting (i.e., economic hedges). As a result, we recognize only the change in fair value of these derivatives in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset, liability, or firm commitment.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

For the years ended December 31, 2004, 2003, and 2002, we recorded $15.6 million, $6.2 million, and $59.0 million in “net realized and unrealized loss on derivatives and hedging activities” in other income. The following table summarizes our net realized and unrealized loss on derivatives and hedging activities for the years ended December 31, 2004, 2003, and 2002.

For the Years Ended December 31,	2004	2003	2002
(in thousands)
Net realized and unrealized gain related to fair value hedge ineffectiveness	$4,350	$8,273	$1,351
Net realized and unrealized loss on economic hedges	(19,933)	(14,452)	(60,351)

Net realized and unrealized loss on derivatives and hedging activities	$(15,583)	$(6,179)	$(59,000)

We had no cash flow hedges during the years ended December 31, 2004, 2003, and 2002.

The following table summarizes the outstanding notional balances and estimated fair values of the derivatives outstanding as of December 31, 2004 and 2003.

	2004		2003
As of December 31,	Notional	Estimated Fair Value	Notional	Estimated Fair Value
(in thousands)
Interest-rate swaps
Fair Value	$12,450,852	$(227,062)	$14,100,804	$(250,806)
Economic	1,056,800	(52,636)	1,334,800	(48,371)
Interest-rateswaptions
Economic	1,450,000	165
Interest-ratecap/floor
Economic	730,000	1,934	700,000	6,185
Interest-ratefutures/forwards
Economic	112,000	(162)	746,000	2,061
Mortgagedelivery commitments
Economic	39,609	67	612,674	(2,736)

Total	$15,839,261	$(277,694)	$17,494,278	$(293,667)

Accrued interest		27,373		32,920

Net derivative balances		$(250,321)		$(260,747)

Derivative balances
Assets		$24,477		$45,766
Liabilities		(274,798)		(306,513)

Net derivative balances		$(250,321)		$(260,747)

• Hedging Activities • Prior to entering into a hedge transaction, we document all relationships between derivative hedging instruments and hedged items, our risk management objectives and strategies for undertaking various hedge transactions, and our method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value hedges to: (1) assets and liabilities on the balance sheet or (2) firm commitments. We also formally assess (both at the inception of the hedge and at least quarterly) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value of the hedged items and whether those derivatives may be expected to remain effective in future periods. We typically use regression analysis or other statistical analyses to assess the effectiveness of our hedges.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

We discontinue hedge accounting treatment prospectively when: (1) we determine that the derivative is no longer effective in offsetting changes in the fair value of a hedged item; (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) a hedged firm commitment no longer meets the definition of a firm commitment; or (4) we determine that designating the derivative as a hedging instrument, in accordance with hedge accounting treatment, is no longer appropriate.

• Consolidated Obligations • While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. We enter into derivatives to hedge the interest-rate risk associated with our specific debt issuances. Since we know the amount of consolidated obligations issued on our behalf, we have the ability to structure hedging instruments to match our specific debt. The hedge transactions may be executed on or after the issuance of consolidated obligations and are accounted for based on the guidance in SFAS 133.

For instance, in a typical transaction, fixed-rate consolidated obligations are issued for one or more FHLBanks, and each FHLBank simultaneously enters into a matching derivative in which the counterparty pays fixed cash flows to the FHLBank, designed to mirror in timing and amount the cash outflows the FHLBank pays on the consolidated obligation for which it is the primary obligor. Such transactions are treated as fair value hedges under SFAS 133. In this typical transaction, the FHLBank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable-rate advances, typically three-month LIBOR. This intermediation between the capital and swap markets permits the FHLBank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or variable-rate consolidated obligations in the capital markets.

• Advances • With issuances of putable advances, we may purchase from the member a put option that enables us to convert an advance from a fixed rate to a variable rate, if interest rates increase, or to terminate the advance and extend additional credit on new terms. We may hedge a putable advance by entering into a cancelable derivative with a counterparty, pursuant to which we pay a fixed rate and receive a variable rate. This type of hedge is treated as a fair value hedge under SFAS 133. The derivative counterparty may cancel the derivative on the put date, which would normally occur in a rising rate environment, and we would, in turn, convert the advance to a variable rate.

The options embedded in certain financial instruments that we hold can create interest-rate risk. When a member prepays an advance, our future income could be lower if the principal portion of the prepaid advance were invested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, we generally charge a prepayment fee that makes us financially indifferent to a member’s decision to prepay an advance. When we offer advances (other than short-term advances) that a member may prepay without a prepayment fee, we usually finance such advances with callable debt or otherwise hedge this option.

We also offer our members capped advances, or variable-rate advances with a maximum interest rate. To protect us against unfavorable changes in interest rates, when we issue a capped advance, we typically purchase an offsetting interest-rate cap from a broker. This type of hedge is treated as a full fair value hedge under SFAS 133.

• Mortgage Loans Held For Portfolio • We have historically invested in fixed-rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these assets, depending on changes in estimated prepayment speeds. We manage the interest-rate and prepayment risk associated with mortgage loans through debt issuance. We issue both callable and non-callable debt to attempt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

In March 2005, we announced that we are developing an exit strategy for the MPP. Exiting the MPP is intended to enable us to lower our overall risk profile and reduce our operating cost structure. The exit strategy is outlined in the three-year business and capital management plan, which will be subject to acceptance by the Finance Board.

• Firm Commitments • Prior to July 1, 2003, we hedged the market value of purchase commitments on fixed-rate mortgage loans by using derivatives with similar market-value characteristics. We normally hedged these commitments by selling mortgage-backed securities to be announced, or MBS TBA, or other derivatives for forward settlement. An MBS TBA is a contract where the following information is known: (1) the type of security, which will usually be a certain type of Fannie Mae, Freddie Mac, or Ginnie Mae program and type of mortgage (i.e., GNMA 30-year pass-through); (2) the coupon or interest rate; (3) the face value (the total dollar amount of MBS); (4) the price; and (5) the settlement date. The individual mortgage loans underlying the MBS TBA may or may not be known. These transactions were treated as fair value hedges.

In accordance with SFAS 149, mortgage purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, both the commitment and the derivatives used in the firm commitment hedging strategy are recorded as derivative assets or derivative liabilities at fair value, with changes in fair value recognized in the current period earnings. When the mortgage purchase commitment settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

• Investments • We invest in U.S. agency obligations, mortgage-backed securities, and the taxable portion of state or local housing finance agency securities. The interest-rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. We may manage the prepayment and interest-rate risk by funding investment securities with consolidated obligations that have call features or by hedging the prepayment risk with caps or floors, callable swaps, or swaptions. These investment securities may be classified as held-to-maturity, available-for-sale, or trading. For the years ended December 31, 2004 and 2003, we have not purchased any securities that were classified as available-for-sale.

We may also manage the risk arising from changing market prices or cash flows of investment securities classified as trading by entering into derivatives (i.e., economic hedges) that offset the changes in fair value or cash flows of the securities. The fair value changes of both the trading securities and the associated derivatives are included in other income in the Statements of Income and presented as “net gain (loss) on trading securities” and “net realized and unrealized gain (loss) on derivatives and hedging activities.”

We are not a derivatives dealer, and we do not trade derivatives for short-term profit.

• Credit Risk • We are subject to credit risk due to the risk of nonperformance by counterparties to our derivative agreements. The degree of counterparty risk on derivative agreements depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. We manage counterparty credit risk through credit analysis and collateral requirements and by following the requirements set forth in Finance Board regulations. Based on credit analyses and collateral requirements, we do not anticipate any credit losses on our derivative agreements.

The contractual or notional amount of derivatives reflects our involvement in the various classes of financial instruments. The notional amount of derivatives does not measure our credit risk exposure, and our maximum credit exposure is substantially less than the notional amount. The maximum credit risk is the estimated cost of replacing favorable interest-rate swaps, forward agreements, mortgage purchase commitments for mortgage loans, and purchased caps and floors if the counterparty defaults, and if the related collateral, if any, is of no value to us. At December 31, 2004 and 2003, our maximum credit risk, as defined above, was approximately

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

$21.8 million and $45.2 million. These totals include $6.9 million and $9.1 million of net accrued interest receivable. In determining maximum credit risk, we consider accrued interest receivables and payables, as well as the legal right to offset assets and liabilities by counterparty. We held securities and cash with a fair value of $5.6 million and $20.1 million as collateral as of December 31, 2004 and 2003. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to us, as evidenced by a written security agreement and held by the member institution for our benefit.

We transact most of our derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations. Note 18 discusses assets pledged by us to these counterparties.

We have not issued consolidated obligations denominated in currencies other than U.S. dollars.

• Intermediation • To assist our members in meeting their hedging needs, we may act as an intermediary between members and counterparties by entering into offsetting interest-rate exchange agreements. The notional amounts and settlement, interest payment, and maturity dates are identical in the offsetting interest-rate exchange agreements. Although we discontinued offering member swaps as a standard product in mid-2004, we will continue to maintain the existing transactions through maturity. The derivatives used in intermediary swaps do not qualify for hedge accounting treatment, and the fair value adjustments are recorded separately through current period earnings. The net result of the accounting for these derivatives does not significantly affect our operating results. These amounts are recorded in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

The following table summarizes the notional amounts and gains (losses) on member intermediary swap transactions for the years ended December 31, 2004 and 2003.

For the Years Ended December 31,	2004	2003
(in thousands)
Notional amount *
Member swaps*	$560,500	$950,500
Offsetting counterparty swaps *	60,500	60,500

Total notional amount	621,000	1,011,000

Gain (Loss)
Member swaps	495	86
Offsetting counterparty swaps	(572)	(275)

Total gain (loss)	(77)	(189)

*	2004 notional amounts are not equal because two member swaps, each with a notional amount of $250 million, had offsetting terms. 2003 notional amounts are not equal because 16 member swaps, with a total notional amount of $890 million, had offsetting terms.

We may enter into interest-rate exchange agreements to offset the economic effect of other derivatives that are no longer designated in a hedge transaction of one or more advances, investments, or consolidated obligations. In these intermediary transactions, maturity dates, call dates, and fixed interest rates match, as do the notional amounts on the de-designated portion of the interest-rate exchange agreement and the intermediary derivative.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The following table summarizes the notional amounts and gains (losses) on intermediary swap transactions to offset derivatives that are no longer designated in a hedge transaction for the years ended December 31, 2004 and 2003.

For the Years Ended December 31,	2004	2003
(in thousands)
Notional Amount
Dedesignated swaps	$118,000	$62,000
Offsetting counterparty swaps	117,800	61,800

Total notional amount	235,800	123,800

Gain (loss)
Dedesignated swaps	1,059	715
Offsetting counterparty swaps	(1,056)	(883)

Total gain (loss)	3	(168)

NOTE 17

ESTIMATED FAIR VALUE

We have determined the following estimated fair value amounts using available market information and our best judgment of appropriate valuation methods. These estimates are based on pertinent information available to us as of December 31, 2004 and 2003. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of our financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables do not represent an estimate of the overall market value of the Seattle Bank as a going concern, which would take into account future business opportunities.

• Cash and Due From Banks • The estimated fair value approximates the recorded book value.

• Interest-Bearing Deposits and Investments • The estimated fair value is determined based on quoted prices, excluding accrued interest, as of the last business day of the year. When quoted prices are not available, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.

• Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase • The estimated fair value approximates the recorded book balance.

• Federal Funds Sold • The estimated fair value is determined by calculating the present value of the expected future cash flows. The discount rates used in these calculations are the rates for federal funds with similar terms.

• Advances • We determine the estimated fair value of advances with fixed rates by calculating the present value of expected future cash flows from the advances and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the consolidated obligation rates for instruments with similar terms as of the last business day of the year. Under the Finance Board’s advances regulations, advances with a

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

maturity and repricing period greater than six months require a prepayment fee sufficient to make us financially indifferent to the borrower’s decision to prepay the advances. Therefore, the estimated fair value of advances does not assume prepayment risk. We determine the estimated fair value of advances with variable rates using LIBOR rates as the discount factor.

• Mortgage Loans Held for Portfolio • The estimated fair values for mortgage loans are determined based on quoted market prices from an independent source of similar mortgage loans. These prices, however, can change rapidly, based upon market conditions, and are highly dependent on the underlying prepayment assumptions.

• Accrued Interest Receivable and Payable • The estimated fair value is the recorded book value.

• Derivative Assets and Liabilities • We base the estimated fair values of interest-rate exchange agreements on instruments with similar terms or available market prices, including accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters, such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near-term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and if negative, a liability.

• Deposits • We determine estimated fair values of member institutions’ deposits with fixed rates by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms.

• Consolidated Obligations • The estimated fair values for consolidated obligations are based on quoted market prices from independent third-party sources.

• Mandatorily Redeemable Class B Stock • The fair value of Class B stock subject to mandatory redemption generally approximates par value. Fair value also includes estimated dividend earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared stock dividend. Class B stock can only be acquired by members at par value and redeemed at par value (plus any declared but unpaid dividends). Class B stock is not traded and no market mechanism exists for the exchange of Class B stock outside our cooperative.

• Commitments • The estimated fair value of our commitments to extend credit is determined using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Mortgage loan purchase commitments are recorded as derivatives at their fair value. The estimated fair value of standby letters of credit is based on the present value of fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• 2004 Fair Value Summary Table • The following table summarizes the carrying value and estimated fair values of our financial instruments as of December 31, 2004.

As of December 31, 2004	Carrying Value	Net Unrealized Gains (Losses)		Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$4,562	$		$4,562
Interest-bearing deposits	200,000		(337)	199,663
Federal funds sold	1,679,500		(1,080)	1,678,420
Trading securities	255,680			255,680
Held-to-maturity securities	20,287,852		(48,077)	20,239,775
Advances	14,897,099		141,140	15,038,239
Mortgage loans held for portfolio	10,445,876		25,775	10,471,651
Accrued interest receivable	261,806			261,806
Derivative assets	24,477			24,477

Liabilities
Deposits	(1,013,314)		46	(1,013,268)
Securities sold under agreements to repurchase	(79,300)			(79,300)
Consolidated obligations:
Discount notes	(2,801,458)		1,862	(2,799,596)
Bonds	(41,304,739)		(376,641)	(41,681,380)
Mandatorily redeemable Class B stock	(64,139)			(64,139)
Accrued interest payable	(375,682)			(375,682)
Derivative liabilities	(274,798)			(274,798)

Other
Commitments to extend credit for advances	976			976
Commitments to extend credit for mortgage loans held for portfolio	67			67
Commitments to issue consolidated obligation bonds			(1,236)	(1,236)
Commitments to issue consolidated obligation discount notes			(21)	(21)

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

• 2003 Fair Value Summary Table • The following table summarizes the carrying value and estimated fair values of our financial instruments as of December 31, 2003.

As of December 31, 2003	Carrying Value	Net Unrealized Gains (Losses)		Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$4,313	$		$4,313
Interest-bearing deposits	770,000		22	770,022
Securities purchased under agreements to resell	100,000			100,000
Federal funds sold	2,506,500		15	2,506,515
Trading securities	244,187			244,187
Held-to-maturity securities	16,426,705		135,634	16,562,339
Advances	19,652,566		219,282	19,871,848
Mortgage loans held for portfolio	11,171,517		(15,470)	11,156,047
Accrued interest receivable	222,045			222,045
Derivative assets	45,766			45,766

Liabilities
Deposits	(1,316,738)		(4)	(1,316,742)
Consolidated obligations:
Discount notes	(6,609,074)		151	(6,608,923)
Bonds	(39,909,274)		(668,090)	(40,577,364)
Accrued interest payable	(374,298)			(374,298)
Derivative liabilities	(306,513)			(306,513)

Other
Commitments to extend credit for advances	1,027			1,027
Commitments to extend credit for mortgage loans held for portfolio	(2,736)			(2,736)
Commitments to issue consolidated obligation bonds			2,644	2,644
Commitments to issue consolidated obligation discount notes			(163)	(163)

NOTE 18

COMMITMENTS AND CONTINGENCIES

As described in Note 12, the 12 FHLBanks have joint and several liability for all the consolidated obligations issued on behalf of the FHLBank System. Accordingly, should one or more of the FHLBanks be unable to repay their participation in the consolidated obligations, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has ever had to assume or pay interest or principal on the consolidated obligations of another FHLBank.

We have considered the guidance of FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, which would require us to recognize the fair value of our joint and several liability for all the consolidated obligations, as discussed above. However, due to the unique relationship between the FHLBanks related to the joint and several liability, we consider the joint and several liability on the consolidated obligations to be a related party guarantee which meets the scope exception noted in FIN 45. Accordingly, we have not recognized a liability for our joint and several obligation related to other FHLBanks’ consolidated obligations as of December 31, 2004 and 2003.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

The par amounts of all of the FHLBanks’ outstanding consolidated obligations for which we are jointly and severally liable net of interbank holdings were approximately $860.4 billion and $755.2 billion as of December 31, 2004 and 2003.

Commitments that legally bind and unconditionally obligate us for additional advances totaled approximately $20.1 million and $28.6 million as of December 31, 2004 and 2003. Commitments generally are for periods up to 12 months. Based on our credit analyses and collateral requirements, we do not consider it necessary to have any provision for credit losses on these commitments. Commitments are fully collateralized at the time of issuance (see Note 7). The estimated fair value of commitments as of December 31, 2004 and 2003, is reported in Note 17.

We have entered into a standby bond purchase agreement with the State of Utah housing authority, whereby we, for a fee, agree to purchase and hold the authority’s bonds until the designated marketing agent can find a suitable investor or the housing authority repurchases the bond according to a schedule established by the standby agreement. The standby agreement dictates the specific terms that would require us to purchase the bond. The bond purchase agreement entered into by us expires in May 2005. Total commitments for bond purchases were $83.1 million and $96.2 million as of December 31, 2004 and 2003. During 2004 and 2003, we were not required to purchase any bonds under this agreement.

Commitments that unconditionally obligate us to purchase mortgage loans totaled $39.6 million and $612.6 million as of December 31, 2004 and 2003. Mortgage purchase commitments are generally for periods not to exceed 90 days and are recorded as derivatives at their fair values in the Statements of Condition.

We generally execute interest-rate exchange agreements with major banks and broker-dealers and generally enter into bilateral collateral agreements. As of December 31, 2004, we had pledged, as collateral, securities with a carrying value of $45.2 million, which cannot be sold or repledged, to broker-dealers who have a market risk exposure from us to interest-rate exchange agreements.

Historically, we have generally voluntarily repurchased stock within one month after receipt of a member’s redemption request. However, our Board of Directors adopted limitations on our ability to repurchase capital stock from members such that until the Finance Board has accepted the three-year business and capital management plan: (1) we would not repurchase any Class B(1) stock, and (2) we would repurchase Class B(2) stock only if our capital-to-assets ratio would exceed 4.40% after the repurchase.

We charged to operating expenses net rental costs of approximately $2.3 million, $1.4 million, and $1.3 million for the years ended December 31, 2004, 2003, and 2002. The following table summarizes our future minimum lease commitments as of December 31, 2004.

Year	Minimum Lease Commitment
(in thousands)
2005	$2,632
2006	2,739
2007	2,975
2008	3,504
2009	3,228
Thereafter	11,448

Total	$26,526

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Lease agreements for our premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on us.

As of December 31, 2004, there were no traded, but not settled, investment transactions. As of December 31, 2003, we recorded $65.0 million and $54.9 million in traded, but not settled, federal funds sold and held-to-maturity securities.

We entered into agreements to issue $403.0 million and $341.0 million par value of consolidated obligation bonds and $42.2 million and $123.5 million par value of consolidated obligation discount notes as of December 31, 2004 and 2003, respectively. We also entered into $180.0 million of notional amount of derivatives that had traded, but not settled, as of December 31, 2003. We had no traded, but not unsettled derivative transactions as of December 31, 2004.

• Other Developments • We are subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on our financial condition or results of operations.

Notes 1, 7, 8, 9, 12, 13, 14, 16, and 20 discuss other commitments and contingencies.

NOTE 19

TRANSACTIONS WITH MEMBERS AND OTHER FHLBANKS

• Transactions with Members • We are a cooperative whose member institutions own our Class B stock and may receive dividends on their investments in our stock. In addition, certain former members that have outstanding transactions with us, such as advances, are also required to maintain their investment in our Class B stock until the transactions mature or are paid off. Virtually all our advances are issued to members, and all mortgage loans held for portfolio are purchased from members. We also maintain demand deposit accounts for members, primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. All transactions with members are entered into in the normal course of business. In instances where a member also has an officer who is a director of the Seattle Bank, transactions with such a member are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as other similar transactions, although the Board of Directors has imposed certain restrictions on the repurchase of stock held by members who have officers on our board. For purposes of these financial statements, we define related parties as those members with Class B stock outstanding in excess of 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock.

In addition, we have investments in federal funds sold, interest-bearing deposits, and mortgage-backed securities with members or their affiliates. All investments are transacted at market prices and mortgage-backed securities are purchased through securities brokers or dealers. In addition, in the past we have entered into offsetting interest-rate exchange agreements, acting as an intermediary between offsetting derivative transactions with members and other counterparties, although we discontinued offering this service as a standard product in mid-2004. These transactions were also executed at market rates.

For member concentration associated with: (1) advances, see Note 7, (2) mortgage loans held for portfolio, see Note 9, and (3) capital stock, see Note 13. For concentrations of investments in mortgage-backed securities issued by members and affiliates of our members, see Note 6.

• Transactions with Other FHLBanks • For our investments in other FHLBank consolidated obligation bonds, see Note 6. For debt transfers from other FHLBanks, see Note 12.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

NOTE 20

SUBSEQUENT EVENTS

• MPP Exit Strategy • In March 2005, we announced that we are developing an exit strategy for the MPP. Exiting the MPP is intended to enable us to lower our overall risk profile and reduce our operating cost structure. The exit strategy is outlined in the three-year business and capital management plan, which will be subject to acceptance by the Finance Board.

• October 2004 Repurchases • In October 2004, we repurchased $107.7 million of Class B(1) stock and $229.5 million of Class B(2) stock. Of these repurchases, $81.6 million of Class B(1) stock was repurchased from two members, Bank of Hawaii and Washington Federal Savings, and all of the Class B(2) stock was repurchased from a third member, Washington Mutual Bank. Of the Washington Federal Savings repurchases, approximately $8.2 million was repurchased pursuant to a standing Class B(1) stock repurchase order that had been in effect since March 2004. Each of these three institutions had executives serving on our Board of Directors. Following the practices then in effect, employees of the Seattle Bank responsible for processing redemption requests reviewed our capital requirements and determined that repurchasing Class B(1) stock and Class B(2) stock in these amounts would not affect our compliance with our minimum capital requirements. Based on this determination, we processed these redemption requests, and we repurchased the stock from the members.

In mid-November 2004, the Seattle Bank commenced discussions with the Office of Supervision of the Finance Board regarding the content of the written agreement that was announced in December 2004. In order to avoid any appearance of impropriety regarding any request for redemption of stock by a member institution with an executive who serves as a director of the Seattle Bank, the Board of Directors adopted a policy requiring each director affiliated with a member institution to ensure that his affiliated member institution refrain from making any redemption request regarding the Seattle Bank’s stock until the content of the Finance Board agreement was publicly disclosed. Administrative staff at the Seattle Bank were also instructed to review all requests for redemption of the Seattle Bank’s stock from member institutions that were affiliated with directors and to notify the director regarding any redemption request from his affiliated institution before accepting the request.

In early December 2004, to support prudent capital management, our Board of Directors also decided to impose limits on member stock repurchases until the three-year business and capital management plan was accepted by the Finance Board. Under both the FHLBank Act and our capital plan, our stock is redeemable after a five-year notice period, but we may repurchase stock earlier, at our discretion, as long as we remain in compliance with any relevant Finance Board regulations or policies of the Board of Directors, including minimum capital requirements and internal minimum capital-to-assets ratios. Until December 2004, we generally voluntarily repurchased member stock within one month after receipt of a member’s redemption request. However, under the new stock repurchase policy, between early December 2004 and the acceptance of the three-year plan by the Finance Board on May 18, 2005, our Board of Directors’ repurchase policy provided that:

•	we would not repurchase any Class B(1) stock, and

•	we would repurchase Class B(2) stock solely at our discretion and only if our capital-to-assets ratio exceeded 4.40% after the repurchase. As of March 31, 2005, our capital-to-assets ratio was 4.53%, with the capacity to redeem $62.5 million in Class B(2) stock.

In mid-December 2004, following the Finance Board’s public announcement that it had entered into a written agreement with us, the Seattle Bank received a letter from a member bank: (1) requesting that the Board of Directors of the Seattle Bank consider reversing the repurchases of stock of member institutions with executives serving on the Board of Directors that occurred in October 2004, and (2) questioning whether the

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

institutions requesting redemption possessed material nonpublic information about the Seattle Bank at the time they requested redemption. In response to the letter, the Board of Directors formed an independent review committee consisting of directors who were not affiliated with any member bank, who then retained independent counsel. The committee was authorized to review and investigate the circumstances surrounding the redemption requests and to make appropriate recommendations to the Board of Directors regarding whether the Seattle Bank should take any action with respect to the redemption requests and subsequent repurchases.

In February 2005, to avoid any appearance of impropriety regarding any request for redemption of stock by a member institution with an executive who serves as a director of the Seattle Bank, the Board of Directors again adopted a policy covering such redemption requests. The new policy required that, until the content of the three-year business and capital management plan was publicly announced or otherwise made available to member institutions, any request for redemption of stock by an institution with an executive who served as a director of the Seattle Bank would be submitted to the Board of Directors for consideration.

Prior to the March 31 and April 1, 2005 meetings of the Board of Directors, the independent review committee provided a report to the Board of Directors on its investigation of the circumstances surrounding the October 2004 redemption requests and its initial recommendations. At the meetings, the Board of Directors considered the independent review committee’s report, as well as information provided by the affected members, and then directed the independent review committee to consider additional facts, to conduct further analyses, and to report back to the Board of Directors.

The independent review committee then submitted a final report, which was considered by the Board of Directors at a special meeting on May 6, 2005. At that meeting, the Board of Directors found that, although the actions of two of the directors, Allan Landon, Chairman, President and Chief Executive Officer of Bank of Hawaii, and Roy Whitehead, Vice Chairman, President and Chief Executive Officer of Washington Federal Savings, were undertaken without a conscious motivation to harm anyone and with the intention of benefiting the Seattle Bank, there was the appearance of impropriety with respect to stock repurchase requests of $25.4 million in Class B(1) stock from Bank of Hawaii and $48.0 million in Class B(1) stock from Washington Federal Savings. This finding did not apply to the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order. In addition, the Board of Directors found that these directors failed to comply with a rule requiring the disclosure of conflicts of interest by a director by failing to make disclosure to the Board of Directors of their institutions’ planned redemptions. The Board of Directors further concluded that there was no wrongdoing, policy violation, or appearance of impropriety regarding the repurchase of Class B(2) stock from Washington Mutual Bank.

Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead informed the Seattle Bank that they disagree with the Board of Directors’ conclusions and have denied any wrongdoing in connection with the October 2004 redemption requests and repurchases. At the request of the Seattle Bank’s Board of Directors, and in complete settlement of the matter, Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead entered into agreements with the Seattle Bank effective May 12, 2005, pursuant to which: (a) Bank of Hawaii and Washington Federal Savings agreed to restore the stock repurchased in October 2004 (reduced by $834,300 of Class B(1) stock purchased by Washington Federal Savings on April 29, 2005 and excluding the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order), and (b) Mr. Landon and Mr. Whitehead resigned as directors of the Seattle Bank. See “Item 7. Certain Relationships and Related Transactions.” On May 18, 2005, Bank of Hawaii and Washington Federal Savings restored the stock repurchased by the Seattle Bank in October 2004.

Statements of Condition

(Unaudited)	March 31, 2005	December 31, 2004
(In thousands, except par value data)
Assets
Cash and due from banks	$4,291	$4,562
Interest-bearing deposits	221,390	200,000
Federal funds sold	1,596,000	1,679,500
Trading securities (Note 3)	257,820	255,680
Held-to-maturity securities* (Other FHLBanks’ consolidated obligations: $8,025,131 and $8,025,248) (Note 4)	19,136,803	20,287,852
Advances (Note 5)	16,553,329	14,897,099
Mortgage loans held for portfolio (Note 6)	10,070,253	10,445,876
Accrued interest receivable (Other FHLBanks: $28,936 and $67,550)	198,996	261,806
Premises and equipment, net	11,319	9,968
Derivative assets	15,787	24,477
Other assets (Other FHLBanks: $19 and $0)	19,444	19,203

Total Assets	$48,085,432	$48,086,023

Liabilities and Capital
Liabilities
Deposits (Note 7):
Interest bearing:
Demand and overnight	$739,684	$867,149
Term	106,607	140,593
Other		5,552
Non-Interest bearing demand and overnight	59	20

Total deposits	846,350	1,013,314

Securities sold under agreements to repurchase	1,048,819	79,300
Consolidated obligations, net (Note 8):
Discount notes	3,736,059	2,801,458
Bonds	39,559,158	41,304,739

Total consolidated obligations, net	43,295,217	44,106,197

Mandatorily redeemable Class B stock (Note 9)	77,467	64,139
Accrued interest payable	408,901	375,682
Affordable Housing Program	42,569	43,558
Payable to Resolution Funding Corporation	2,969	4,304
Derivative liabilities	236,167	274,798
Other liabilities	24,655	22,608

Total liabilities	45,983,114	45,983,900

Capital
Class B stock—putable—($100 par value) issued and outstanding shares (Note 9):
Class B(1) stock: 18,892 and 19,726	1,889,160	1,972,594
Class B(2) stock: 1,338 and 542	133,843	54,233
Retained earnings	79,315	75,296

Total capital	2,102,318	2,102,123

Total Liabilities and Capital	$48,085,432	$48,086,023

*	Fair values of held-to-maturity securities were $18,887,182 and $20,239,775 as of March 31, 2005, and December 31, 2004.

See condensed notes to financial statements.

Statements of Income

(Unaudited)
For the Three Months Ended March 31,	2005	2004
(In thousands)
Interest Income
Advances (Note 5)	$128,248	$107,221
Prepayment fees on advances	1,663	39
Interest-bearing deposits	1,093	2,237
Securities purchased under agreements to resell	33	258
Federal funds sold	7,689	5,579
Trading securities	3,625	3,625
Held-to-maturity securities (Other FHLBanks’ consolidated obligations: $61,290 and $20,420) (Note 4)	177,765	150,590
Mortgage loans held for portfolio (Note 6)	129,782	136,944
Other (Other FHLBanks: $9 and $0)	9

Total interest income	449,907	406,493

Interest Expense
Consolidated obligations (Note 8)	403,843	359,372
Deposits (Note 7)	4,867	2,734
Securities sold under agreements to purchase	5,383
Mandatorily redeemable Class B stock (Note 9)	(3)
Other borrowings	14	3

Total interest expense	414,104	362,109

Net Interest Income	35,803	44,384

Other Income (Loss)
Service fees	520	593
Net gain from trading securities	2,140	10,937
Net realized and unrealized loss on derivatives and hedging activities	(2,462)	(13,910)
Loss from early extinguishment of consolidated obligations	(3,041)
Other, net	(19)	29

Total other loss	(2,862)	(2,351)

Other Expense
Operating expenses:
Salary and benefits	8,402	6,311
Other operating	6,443	3,108
Federal Housing Finance Board	532	358
Office of Finance	277	294
Other	563	693

Total other expense	16,217	10,764

Income Before Assessments	16,724	31,269
Assessments
Affordable Housing Program	1,388	2,553
Resolution Funding Corporation	3,067	5,743

Total assessments	4,455	8,296

Net Income	$12,269	$22,973

See condensed notes to financial statements.

Statements of Capital

	Class B(1) stock – Putable		Class B(2) stock – Putable		Retained Earnings	Accumulated Other Comprehensive Income		Total Capital
(Unaudited)	Shares	Par Value	Shares	Par Value
(In thousands, except annualized dividend rate data)
Balanceas of December 31, 2003	22,850	$2,285,032	1,134	$113,473	$57,177		$(75)	$2,455,607
Issuance of stock	122	12,180						12,180
Net shares reclassified to mandatorily redeemable Class B stock	(801)	(80,124)	675	67,433				(12,691)
Comprehensive income:
Net income					22,973			22,973
Other comprehensive income:
Reclassification adjustment for gain on hedging activities included in net income							37	37

Total comprehensive income					22,973		37	23,010
Dividends on stock:
Class B(1) stock (4.00%) and Class B(2) stock (0.64%)
Cash					(21)			(21)
Stock	221	22,102	3	273	(22,375)

Balanceas of March 31, 2004	22,392	$2,239,190	1,812	$181,179	$57,754		$(38)	$2,478,085

Balanceas of December 31, 2004	19,726	$1,972,594	542	$54,233	$75,296	$		$2,102,123
Issuance of stock	73	7,326	1	48				7,374
Transfers	(902)	(90,151)	902	90,151
Net shares reclassified to mandatorily redeemable Class B stock	(90)	(9,028)	(108)	(10,776)	378			(19,426)
Comprehensive income:
Net income					12,269			12,269

Total comprehensive income					12,269			12,269
Dividends on stock:
Class B(1) stock (1.63%) and Class B(2) stock (1.50%)
Cash					(22)			(22)
Stock	85	8,419	1	187	(8,606)

Balanceas of March 31, 2005	18,892	$1,889,160	1,338	$133,843	$79,315	$		$2,102,318

See condensed notes to financial statements.

Statements of Cash Flows

(Unaudited)
For the three Months Ended March 31,	2005	2004
(In thousands)

OperatingActivities
Net income	$12,269	$22,973
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations, investments, mortgage loans held for portfolio, and deferred costs and fees received on interest-rate exchange agreements	5,320	4,727
Concessions on consolidated obligation bonds	1,897	3,604
Premises and equipment	398	406
Other		37
Increase on trading securities	(2,140)	(10,937)
Net realized gains on sales of held-to-maturity securities		(3)
(Gain) loss due to change in net fair value adjustment on derivatives and hedging activities	(15,991)	5,515
Loss on early extinguishment of debt	3,041
Net realized loss on disposal of premises and equipment	2	2
Decrease in accrued interest receivable (Other FHLBanks: $38,614 and $733)	62,810	22,883
Increase in net accrued interest on derivative assets	(145)	(9,929)
Increase in net accrued interest on derivative liabilities	3,921	3,161
Increase in other assets (Other FHLBanks: $19 and $246)	(2,137)	(3,974)
Net decrease in Affordable Housing Program (AHP) liability and discount on AHP advances	(989)	(225)
Increase in accrued interest payable	33,329	44,507
Decrease in payable to Resolution Funding Corporation	(1,335)	(3,366)
Increase in other liabilities	2,047	803

Total adjustments	90,028	57,211

Net cash provided by operating activities	102,297	80,184

InvestingActivities
Net (increase) decrease in interest-bearing deposits	(21,390)	80,000
Net decrease (increase) in federal funds sold	83,500	(171,400)
Proceeds from maturities of held-to-maturity securities (Other FHLBanks’ consolidated obligations: $0 and $1,000,000)	1,152,941	2,559,095
Purchases of held-to-maturity securities (Other FHLBanks’ consolidated obligations: $0 and $2,000,700)		(2,984,588)
Principal collected on advances	13,920,138	10,255,313
Advances made	(15,666,641)	(8,961,612)
Principal collected on mortgage loans held for portfolio	448,159	460,586
Purchases of mortgage loans held for portfolio	(76,075)	(766,311)
Net increase in premises and equipment	(1,750)	(473)

Net cash (used in) provided by investing activities	(161,118)	470,610

Continued on the following page.

Statements of Cash Flows—(Continued)

(Unaudited)
For the Three Months Ended March 31,	2005	2004
(In thousands)

FinancingActivities
Net (decrease) increase in deposits	$(166,964)	$10,601
Net increase in security sold under agreements to repurchase	969,518
Net proceeds from issuance of consolidated obligations:
Discount notes	56,798,933	52,298,774
Bonds (Transfers from other FHLBanks: $0 and $110)	1,215,350	5,048,728
Payments for maturing and retiring consolidated obligations:
Discount notes	(55,869,195)	(52,130,552)
Bonds	(2,890,236)	(5,777,897)
Proceeds from sale of Class B(1) stock	7,264	12,180
Payments for repurchase of mandatorily redeemable Class B(1) stock		(12,320)
Payments for repurchase of mandatorily redeemable Class B(2) stock	(6,098)	(371)
Cash dividends paid	(22)	(21)

Net cash provided by (used in) financing activities	58,550	(550,878)

Net decrease in cash and cash equivalents	(271)	(84)
Cash and cash equivalents at beginning of the year	4,562	4,313

Cash and cash equivalents at end of the period	$4,291	$4,229

Supplemental Disclosures
Interest paid	$380,885	$317,602
Affordable Housing Program payments	2,377	2,778
Resolution Funding Corporation payments	4,402	9,109

See condensed notes to financial statements.

Condensed Notes to Financial Statements

BACKGROUND INFORMATION

The Federal Home Loan Bank of Seattle (Seattle Bank), a federally chartered corporation, is one of 12 district Federal Home Loan Banks (FHLBanks), which along with the Federal Housing Finance Board (Finance Board) and the Office of Finance, comprise the Federal Home Loan Bank System (FHLBank System). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. We provide a readily available, low-cost source of funds to our member institutions. We are a cooperative, which means that current members own nearly all of our capital stock and may receive dividends on their investments. Regulated financial depositories and insurance companies engaged in residential housing finance and certain community financial institutions may apply for membership.

All members must purchase stock in the Seattle Bank. Members must own Class B stock in the Seattle Bank based on the amount of their mortgage-related assets. Currently, members are also required to hold activity-based Class B stock as they engage in certain business activities with us. In February 2005, as part of our refocus on our advances, the Board of Directors approved an amendment to the member capital stock requirements that gives the Board of Directors the ability to allow members to access more advances funding based on their outstanding membership stock. Former members also own Class B stock, to the extent it is required to support business transactions still carried on our Statements of Condition and continue to do so until the transactions mature or are paid off. As a result of these stock ownership requirements, we conduct business with related parties in the normal course of business. For purposes of these financial statements, we consider related parties as those members that own more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 14 for additional information.

The Finance Board, an independent agency in the executive branch of the United States government, supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purposes are to ensure that the FHLBanks operate in a safe and sound manner and that the FHLBanks carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors. We do not have any special purpose entities or any other type of off-balance sheet conduits.

The primary source of funding for all of the FHLBanks consists of consolidated obligations. The Office of Finance, a joint office of the FHLBanks created by the Finance Board, acts as an authorized agent of the FHLBanks, facilitating and executing the issuance of consolidated obligations on behalf of the FHLBanks. Consolidated obligations are the joint and several obligations of all the FHLBanks. Deposits, other borrowings, and Class B stock issued to members provide other funds. We have historically used these funds to provide advances to members and to purchase mortgage loans from members.

We are governed by a Board of Directors. Our directors were compensated during 2005 and 2004 based on a fee schedule for board and committee meetings that reflects regulatory caps on the fees payable to directors of FHLBanks. The board members also had a deferred compensation plan available to them.

Condensed Notes to Financial Statements—(Continued)

• Finance Board Agreement; Three-Year Business and Capital Management Plan • On December 10, 2004, under the oversight of a special committee of our Board of Directors and with our board’s approval, we entered into an agreement with the Finance Board, which we refer to as the Finance Board agreement. The Finance Board agreement imposes certain requirements on us that are intended to strengthen our risk management, capital structure, governance, and capital plan. Our Board of Directors is responsible for monitoring and coordinating our compliance with the terms of the Finance Board agreement. The Finance Board agreement requires us to:

•	develop an action plan, which must be acceptable to the Finance Board’s Office of Supervision, or the Office of Supervision, to address findings presented to us by the Finance Board during its 2004 examination of us;

•	submit to the Office of Supervision monthly reports on our progress in addressing the requirements of the action plan;

•	develop a three-year business and capital management plan that is acceptable to the Office of Supervision and that, among other things:

•	does not increase our market, credit, or operational risk profiles,

•	specifies a minimum regulatory capital-to-assets ratio that is consistent with the business strategy presented in the three-year business and capital management plan, and

•	establishes appropriate capital stock, retained earnings, and dividend policies;

•	engage a consultant to conduct an independent review of our senior management and the Board of Directors’ oversight and respond to any recommendations of the independent consultant; and

•	engage a consultant to conduct an independent review of our risk management policies, procedures, and practices and respond to any recommendations of the independent consultant.

In addition, the Finance Board agreement:

•	provides that, during the term of the agreement, the Office of Supervision may reject our hiring of any senior management candidate;

•	prohibits us from increasing our mortgage loan assets held for portfolio (i.e., purchased from our members through the Mortgage Purchase Program, or MPP) by an amount in excess of 10% of the net book value of such assets as of November 18, 2004, which was $10.6 billion, unless the Office of Supervision agrees otherwise; and

•	prohibits us from acquiring any additional consolidated obligations for which another FHLBank is the primary obligor without Finance Board approval.

On April 5, 2005, we submitted our three-year business and capital management plan to the Finance Board, and on May 18, 2005, the Finance Board accepted the three-year plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board conditions, our Board of Directors adopted policies on May 18, 2005: (i) suspending indefinitely the declaration or payment of any dividends and providing that any future dividend declaration or payment generally may be made only after prior approval of the Director of the Office of Supervision of the Finance Board, referred to as the OS Director, and (ii) suspending indefinitely the repurchase of any Class B(1) or Class B(2) stock, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. These policies will be in effect until formally revoked by our Board of Directors following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of Class B(2) stock for the foreseeable future. Our Board of Directors will not be seeking a waiver to declare dividends for the second quarter of 2005 or for the foreseeable future. Also for the foreseeable future, we do not expect to repurchase shares of capital stock prior to the end of the statutory five-year redemption period.

Condensed Notes to Financial Statements—(Continued)

In addition to the dividend and stock repurchase restrictions described above, the three-year plan includes the following key elements:

•	changing the Seattle Bank’s business model from a mortgage focus to an advances focus;

•	expanding the use of discretionary pricing to increase advance volumes;

•	amending the capital plan to permit the use of membership stock to support advances;

•	substantially reducing the Seattle Bank’s interest-rate risk exposure by discontinuing the MPP, and developing alternatives for managing the mortgage loan portfolio going forward;

•	implementing an active hedging program to reduce the interest-rate risk inherent in our assets and liabilities;

•	significantly increasing the Seattle Bank’s focus on market risk measurement, monitoring and management;

•	specifying that the Seattle Bank will provide 12-month projections to the Finance Board if retained earnings should drop below $40 million and, if the projections should show zero retained earnings or a retained deficit in any period, provide the Finance Board with a contingency plan for avoiding or addressing the retained deficit;

•	requiring a minimum equity-to-assets ratio of 4.25% until MPP asset balances have been reduced and the transition to an advances-focused bank has been completed, at which time the minimum equity-to-assets ratio will be reset to 4.15%;

•	setting a long-term retained earnings target based on the Seattle Bank’s current retained earnings policy and practices; and

•	proposing the potential future issuance of Class A stock.

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

• Basis of Reporting • These unaudited financial statements and condensed notes should be read in conjunction with the audited financial statements and notes included in the 2004 Annual Report of the Seattle Bank. These unaudited financial statements and condensed notes have been prepared in conformity with accounting principles generally accepted in the United States for interim financial information. Certain financial information, which is required in the annual financial statements, may not be required for interim financial reporting purposes and has been condensed or omitted.

In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of results for the interim periods have been included.

• Accounting Adjustment • During the second quarter of 2004, we changed the manner in which we assess effectiveness for certain highly effective consolidated obligation hedging relationships since our adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, on January 1, 2001. Under our prior approach, we inappropriately assumed no ineffectiveness for these hedging transactions, since each consolidated obligation and its designated interest-rate exchange agreement had identical terms, with the exception that the interest-rate exchange agreement used in these relationships was structured with one settlement

Condensed Notes to Financial Statements—(Continued)

amount under the receive side of the interest-rate exchange agreement that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the consolidated obligation. During 2004, we changed our method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. We assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003. We determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of our operations or financial condition for any of these prior reporting periods. For the year ended December 31, 2004, we recorded an increase of $2.9 million to net income before assessments, reflecting the accounting as if we had employed the new approach since the date of adoption of SFAS 133 through March 31, 2004. Of this amount, $1.7 million related to 2003, 2002, and 2001. In addition, as part of the accounting adjustment, we reclassified $3.0 million of deferred interest-rate swap agreement fees from interest expense to “net realized and unrealized gain (loss) on derivatives and hedging activities” in the Statements of Income. The reclassification relates to fees recognized on terminated interest-rate exchange agreements hedging consolidated obligations that had been repaid. We expect that this methodology of measuring hedge ineffectiveness on an ongoing basis will lead to more volatility in our net income in future periods. However, the cumulative amount of these changes should generally offset each other if the derivative and hedged item are both held to maturity or terminated on their respective call dates, which is generally the case for these transactions.

• Use of Estimates • The preparation of financial statements requires us to make assumptions and estimates. These assumptions and estimates may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expense. Actual results could differ from these estimates.

• Reclassifications • Certain reclassifications have been made to the prior period amounts in Note 4, Held-to-Maturity Securities, and Note 11, Segment Information, to conform to the current-year presentation.

NOTE 2

RECENTLY ISSUED ACCOUNTING STANDARDS AND INTERPRETATIONS

• Emerging Issue Task Force 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments • In 2003, the EITF issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the Financial Accounting Standards Board, or FASB, reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of this rule must be applied prospectively to all current and future investments accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, or SFAS 115. On September 15, 2004, September 30, 2004, and November 15, 2004, the FASB issued proposed FASB Staff Position (FSP) EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1. This deferral will be superseded in FASB’s final issuance of the staff position. We do not expect the revised EITF to have a material impact on our results of operations or financial condition at the time of adoption.

• American Institute of Certified Public Accountants Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer • In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, or SOP 03-3. SOP 03-3 provides guidance on the accounting for differences

Condensed Notes to Financial Statements—(Continued)

between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual, or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. We adopted SOP 03-3 as of January 1, 2005. The adoption of the new rule did not have a material impact on our results of operations or financial condition.

NOTE 3

TRADING SECURITIES

• Major Security Types • The following table summarizes our trading securities as of March 31, 2005, and December 31, 2004.

	March 31, 2005	December 31, 2004
(in thousands)
Non-Mortgage-Backed Securities
Government-sponsored enterprises	$257,820	$255,680

Total	$257,820	$255,680

Net gain on trading securities for the three months ended March 31, 2005 and 2004, included changes in unrealized gain of $2.1 million and $10.9 million.

Our investments in trading securities consist primarily of unsecured debt securities of other government-sponsored enterprises, or GSEs, which include the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac. Debt securities issued by Fannie Mae and Freddie Mac are not guaranteed, either directly or indirectly, by the U.S. government.

Condensed Notes to Financial Statements—(Continued)

NOTE 4

HELD-TO-MATURITY SECURITIES

• Major Security Types • The following table summarizes our held-to-maturity securities as of March 31, 2005, and December 31, 2004.

As of March 31, 2005	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
(in thousands)
Investments (excluding Mortgage-Backed Securities)
Other U.S. agency obligations	$309,459	$7,869	$(82)	$317,246
Government-sponsored enterprises	4,255,430	37,561	(68,652)	4,224,339
Other FHLBanks’ consolidated obligation bonds	8,025,131		(115,543)	7,909,588
State or local housing agency obligations	28,025	262	(50)	28,237

Subtotal	12,618,045	45,692	(184,327)	12,479,410

Mortgage-Backed Securities
Other U.S. agency obligations	11,421	171	(18)	11,574
Government-sponsored enterprises	2,607,506	6,012	(65,971)	2,547,547
Other	3,899,831	4,309	(55,489)	3,848,651

Subtotal	6,518,758	10,492	(121,478)	6,407,772

Total	$19,136,803	$56,184	$(305,805)	$18,887,182

As of December 31, 2004	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
(in thousands)
Investments (excluding Mortgage-Backed Securities)
Other U.S. agency obligations	$344,033	$11,401	$(82)	$355,352
Government-sponsored enterprises	4,957,442	53,457	(38,741)	4,972,158
Other FHLBanks’ consolidated obligation bonds	8,025,248	7,805	(44,872)	7,988,181
State or local housing agency obligations	29,100	317	(62)	29,355

Subtotal	13,355,823	72,980	(83,757)	13,345,046

Mortgage-Backed Securities
Other U.S. agency obligations	12,240	213		12,453
Government-sponsored enterprises	2,769,666	17,214	(33,606)	2,753,274
Other	4,150,123	14,101	(35,222)	4,129,002

Subtotal	6,932,029	31,528	(68,828)	6,894,729

Total	$20,287,852	$104,508	$(152,585)	$20,239,775

• Other U.S. Agency Obligations and Government-Sponsored Enterprises • Our investments in other U.S. obligations consist primarily of debt securities and mortgage-backed securities of the Government National Mortgage Agency, or Ginnie Mae, or other government agencies whose debt is guaranteed, either directly or indirectly, by the U.S. government. The U.S. government does not guarantee debt securities and mortgage-backed securities issued by certain GSEs, such as Fannie Mae and Freddie Mac, either directly or indirectly.

Condensed Notes to Financial Statements—(Continued)

• Other FHLBanks’ Consolidated Obligation Bonds • The following table details our other FHLBanks’ consolidated obligations by primary obligor as of March 31, 2005, and December 31, 2004.

	As of March 31, 2005		As of December 31, 2004
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(in thousands)
Other FHLBanks’ Consolidated Obligation Bonds
FHLBank Atlanta	$1,000,000	$990,782	$1,000,000	$999,688
FHLBank Boston	250,000	247,187	250,000	250,000
FHLBank Dallas	250,000	245,938	250,000	246,875
FHLBank Des Moines	2,179,973	2,144,179	2,179,972	2,171,178
FHLBank San Francisco	4,345,158	4,281,503	4,345,276	4,320,440

Total	$8,025,131	$7,909,588	$8,025,248	$7,988,181

The following tables summarize our held-to-maturity securities with gross unrealized losses, aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2005, and December 31, 2004.

	Less than 12 months		12 months or more				Total
As of March 31, 2005	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Investments (excluding Mortgage-Backed Securities)
Other U.S. agency obligations	$46,228	$(82)	$		$		$46,228	$(82)
Government-sponsored enterprises	2,978,490	(39,228)		520,688		(29,424)	3,499,178	(68,652)
Other FHLBanks’ consolidated obligation bonds	7,412,556	(112,377)		497,032		(3,166)	7,909,588	(115,543)
State or local housing agency obligations				1,889		(50)	1,889	(50)

Subtotal	10,437,274	(151,687)		1,019,609		(32,640)	11,456,883	(184,327)

Mortgage-Backed Securities
Other U.S. agency obligations	297	(18)					297	(18)
Government-sponsored enterprises	1,760,594	(42,950)		388,485		(23,021)	2,149,079	(65,971)
Other	2,404,715	(41,667)		418,699		(13,822)	2,823,414	(55,489)

Subtotal	4,165,606	(84,635)		807,184		(36,843)	4,972,790	(121,478)

Total	$14,602,880	$(236,322)		$1,826,793		$(69,483)	$16,429,673	$(305,805)

Condensed Notes to Financial Statements—(Continued)

	Less than 12 months		12 months or more				Total
As of December 31, 2004	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value		Gross Unrealized Losses		Estimated Fair Value	Gross Unrealized Losses
(in thousands)
Investments (excluding Mortgage-Backed Securities)
Other U.S. agency obligations	$49,530	$(82)	$		$		$49,530	$(82)
Government-sponsored enterprises	2,499,543	(17,389)		531,750		(21,352)	3,031,293	(38,741)
Other FHLBanks’ consolidated obligation bonds	5,480,376	(44,872)					5,480,376	(44,872)
State or local housing agency obligations	1,314	(1)		1,879		(61)	3,193	(62)

Subtotal	8,030,763	(62,344)		533,629		(21,413)	8,564,392	(83,757)

Mortgage-Backed Securities
Government-sponsored enterprises	1,349,555	(16,173)		415,846		(17,433)	1,765,401	(33,606)
Other	1,937,125	(21,300)		475,625		(13,922)	2,412,750	(35,222)

Subtotal	3,286,680	(37,473)		891,471		(31,355)	4,178,151	(68,828)

Total	$11,317,443	$(99,817)		$1,425,100		$(52,768)	$12,742,543	$(152,585)

We reviewed our investment security holdings and have determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Additionally, we have both the ability and the intent to hold such securities until recovery of the unrealized losses.

As of March 31, 2005, and December 31, 2004, we held approximately $333.0 million and $348.9 million of mortgage-backed securities purchased from members and affiliates of members who own more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 14 for additional information.

Condensed Notes to Financial Statements—(Continued)

• Redemption Terms • The following table summarizes the amortized cost and estimated fair value of our held-to-maturity securities, by contractual maturity, as of March 31, 2005, and December 31, 2004. Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	March 31, 2005		December 31, 2004
Redemption Terms	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
(in thousands)
Investments (excluding Other FHLBanks’ Consolidated Obligation Bonds and Mortgage-Backed Securities)
Due in one year or less	$1,550,326	$1,544,001	$2,050,464	$2,050,118
Due after one year through five years	2,171,217	2,129,625	2,366,909	2,350,674
Due after five years through 10 years	763,453	787,260	800,548	842,418
Due after 10 years	107,918	108,936	112,654	113,655

Subtotal	4,592,914	4,569,822	5,330,575	5,356,865

Other FHLBanks’ Consolidated Obligation Bonds
Due in one year or less	2,250,198	2,227,501	2,000,319	1,981,094
Due after one year through five years	5,774,933	5,682,087	6,024,929	6,007,087

Subtotal	8,025,131	7,909,588	8,025,248	7,988,181

Mortgage-Backed Securities
Due after one year through five years
Due after five years through 10 years	42,382	42,312	45,167	45,779
Due after 10 years	6,476,376	6,365,460	6,886,862	6,848,950

Subtotal	6,518,758	6,407,772	6,932,029	6,894,729

Total	$19,136,803	$18,887,182	$20,287,852	$20,239,775

The amortized cost of our mortgage-backed securities classified as held-to-maturity includes net discounts of $51.5 million and $55.6 million as of March 31, 2005, and December 31, 2004.

Condensed Notes to Financial Statements—(Continued)

INTEREST-RATE PAYMENT TERMS

The following table summarizes the interest-rate payment terms for our investment securities classified as held-to-maturity as of March 31, 2005, and December 31, 2004.

Interest-Rate Payment Terms	March 31, 2005	December 31, 2004
(in thousands)
Amortized Cost of Held-to-Maturity Securities:

Investments (excluding Other FHLBanks’ Consolidated Obligation Bonds and Mortgage-Backed Securities)
Fixed-rate	$4,436,109	$5,161,221
Variable-rate	156,805	169,354

Subtotal	4,592,914	5,330,575
Other FHLBanks’ Consolidated Obligation Bonds
Fixed-rate	8,025,131	8,025,248

Subtotal	8,025,131	8,025,248
Mortgage-Backed Securities
Pass-through securities:
Fixed-rate	161,655	171,886
Variable-rate	11,107	11,916

Subtotal	172,762	183,802
Collateralized mortgage obligations:
Fixed-rate	4,984,083	5,307,284
Variable-rate	1,361,913	1,440,943

Subtotal	6,345,996	6,748,227

Total	$19,136,803	$20,287,852

NOTE 5

ADVANCES

• Redemption Terms • As of March 31, 2005, and December 31, 2004, we had advances outstanding, including Affordable Housing Program (AHP) advances, at interest rates ranging from 1.29% to 8.62%, and 1.14% to 8.62%. As of March 31, 2005, and December 31, 2004, AHP subsidized advance interest rates ranged from 2.80% to 5.99%.

Condensed Notes to Financial Statements—(Continued)

The following table summarizes the amount and weighted average interest rate of our advances by term to maturity as of March 31, 2005, and December 31, 2004.

	March 31, 2005		December 31, 2004
Term to Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
Due in one year or less	$8,977,370	3.23	$6,335,455	2.76
Due after one year through two years	1,739,299	3.41	2,530,054	3.96
Due after two years through three years	1,239,062	3.93	1,194,583	3.70
Due after three years through four years	1,117,163	4.62	1,179,267	4.70
Due after four years through five years	1,065,812	4.25	955,193	4.13
Thereafter	2,366,455	4.95	2,564,484	5.13

Total par value	16,505,161	3.71	14,759,036	3.70
Discount on advances	(2,676)		(3,070)
Commitment fees	(1,009)		(976)
Discount on AHP advances	(401)		(417)
Derivative hedging adjustments	52,254		142,526

Total	$16,553,329		$14,897,099

Generally, advances may only be prepaid by paying a prepayment fee to the Seattle Bank that makes us financially indifferent to the prepayment of the advance. However, we offer callable advances to members. These advances may be prepaid on call dates without incurring prepayment or termination fees. As of March 31, 2005, and December 31, 2004, we had no callable advances outstanding.

Putable advances are fixed-rate advances that provide us with the option to terminate the advance prior to maturity. In the event we terminate a putable advance, we will provide alternative funding, at current advance rates, to the member for the remaining term of the terminated advance. As of March 31, 2005, and December 31, 2004, we had putable advances outstanding of $3.2 billion and $3.3 billion.

The following table summarizes the par value of advances, by term to maturity or next put date for putable advances, as of March 31, 2005, and December 31, 2004.

Term to Maturity or Next Put Date	March 31, 2005	December 31, 2004
(in thousands)
Due in one year or less	$11,289,736	$8,904,691
Due after one year through two years	1,897,057	2,625,943
Due after two years through three years	1,205,649	1,106,070
Due after three years through four years	556,313	628,567
Due after four years through five years	671,364	598,695
Thereafter	885,042	895,070

Total	$16,505,161	$14,759,036

• Security Terms • We lend to financial institutions involved in housing finance within our district according to federal statutes, including the FHLBank Act. The FHLBank Act requires us to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits in the Seattle Bank, and other eligible real estate-related assets as collateral on such advances. However, community financial institutions, or CFIs, are subject to

Condensed Notes to Financial Statements—(Continued)

expanded statutory collateral provisions dealing with small business or agricultural loans. As of March 31, 2005, and December 31, 2004, we had rights to collateral with an estimated value greater than outstanding advances. Based on a risk analysis of the member, we may: (1) allow a member to retain possession of collateral, other than securities collateral, assigned to us if the member executes a written security agreement and agrees to hold such collateral for our benefit; or (2) require the member specifically to assign or place physical possession of such collateral with us or our safekeeping agent. We physically held collateral with a par value of $10.7 billion and $11.1 billion as of March 31, 2005, and December 31, 2004. We had additional collateral with a par value of $2.6 billion and $838.8 million specifically segregated and pledged to us by members as of March 31, 2005, and December 31, 2004. All other collateral was held under blanket pledge agreements.

Beyond these provisions, Section 10(e) of the FHLBank Act affords any security interest granted by a member to the Seattle Bank priority over the claims or rights of any other party. The exceptions are claims that would be entitled to priority under otherwise applicable law and claims by bona fide purchasers for value or by parties that have perfected security interests.

• Credit Risk • As of March 31, 2005, we held $42.9 million of advances to two borrowers that we classified as substandard. These advances are fully collateralized with high-grade, marketable securities and rights to proceeds from mortgage loan collections. Because the borrowers continue to pay according to contractual requirements and because of our collateral position, we continue to accrue interest on the advances.

While we have never experienced a credit loss on an advance to a member, the expanded collateral types secured by non-real estate loans permitted for CFIs and the lack of FDIC insurance on non-member borrowers and certain other non-FDIC insured customers, such as insurance companies, provide the potential for additional credit risk to us. We have policies and procedures in place to appropriately manage this credit risk, including requirements for physical possession or control of pledged collateral, restrictions on borrowing, specific review of each advance request, and regular verifications of collateral. Accordingly, we have not provided any allowances for losses on advances, including the advances referenced above.

Our potential credit risk from advances is concentrated in commercial banks and savings institutions. As of March 31, 2005, and December 31, 2004, we had advances of $5.1 billion and $4.5 billion outstanding to two member institutions, representing 30.8% and 30.2% of total advances outstanding. The income from advances to these member institutions totaled $47.3 million and $48.9 million for the three months ended March 31, 2005 and 2004. We held sufficient collateral to cover the advances to these institutions, and we do not expect to incur any credit losses on these advances. One of these members held more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 14 for additional information. No other member institutions held advances in excess of 10% of our total advances outstanding as of March 31, 2005, and December 31, 2004.

• Interest-Rate Payment Terms • The following table summarizes the par value of advances by interest-rate payment terms as of March 31, 2005, and December 31, 2004.

Interest-Rate Payment Terms	March 31, 2005	December 31, 2004
(in thousands)
Fixed-rate	$13,349,664	$11,815,999
Variable-rate	3,155,497	2,943,037

Total	$16,505,161	$14,759,036

Condensed Notes to Financial Statements—(Continued)

NOTE 6

MORTGAGE LOANS HELD FOR PORTFOLIO

We have historically purchased our mortgage loans held for portfolio directly from participating members through the MPP. The mortgage loans held for portfolio represent held-for-investment mortgage loans that our members originate, service, and support with credit enhancements. If the originating member does not service a mortgage loan, the servicing for the mortgage loan is sold to a designated mortgage service provider at the time we purchase the mortgage loan. As of March 31, 2005, and December 31, 2004, 85.7% and 84.2% of our outstanding mortgage loans held for portfolio had been purchased from one participating member. This member owned more than 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock. See Note 14 for more information.

As part of our three-year plan, we have begun exiting the MPP, which will lower our overall interest-rate risk profile and reduce our operating cost structure, including costs associated with managing risks related to our mortgage loans held for portfolio. The outline of this strategy is included in our three-year plan.

The following table summarizes information on mortgage loans held for portfolio as of March 31, 2005, and December 31, 2004.

Mortgage Loans Held for Portfolio	March 31, 2005	December 31, 2004
(in thousands)
Fixed, medium-term*, single-family mortgage loans	$1,441,113	$1,507,645
Fixed, long-term, single-family mortgage loans	8,561,486	8,867,355

Total par value	10,002,599	10,375,000
Premiums	129,444	134,903
Discounts	(61,790)	(64,027)

Total	$10,070,253	$10,445,876

*	Medium-term is defined as a term of 15 years or less.

The par value of mortgage loans held for portfolio outstanding as of March 31, 2005, and December 31, 2004, was comprised of government-insured loans totaling $2.1 billion and $2.3 billion and conventional loans totaling $7.9 billion and $8.1 billion.

To comply with the Finance Board regulation stipulating that the member is responsible for all expected losses on conventional mortgage loans sold to us, we require the member to fund a lender risk account, or LRA, either up front as a portion of the purchase proceeds or over time through a portion of the monthly amount paid. The LRA amount funded by the member is the greater of the expected losses, based on an evaluation of the portfolio or a representative sample of the portfolio, or the minimum amount required by the supplemental mortgage insurance, or SMI, provider in order to provide supplemental insurance. The LRA funds are used to offset any losses that may occur, with excess funds distributed to the member in accordance with a step-down schedule that is stipulated in each master commitment contract.

Condensed Notes to Financial Statements—(Continued)

The following table summarizes the activity of the LRAs for the three months ending March 31, 2005, and the year ending December 31, 2004.

LRA Activity	For the Three Months Ending March 31, 2005	For the Year Ending December 31, 2004
(in thousands)
Balance, beginning of period	$12,142	$6,565
Additions	1,429	6,309
Distributions		(732)

Balance, end of period	$13,571	$12,142

The total coverage of the combined LRA and SMI does not change over the life of mortgage loans delivered under a master commitment contract. Under the credit enhancement structure of the MPP, the value of the foreclosed property would have to fall below 50% of the outstanding mortgage loan amount to result in a loss to us. In addition, we perform quality control reviews on all individual mortgage loans that become 90 days delinquent, and we, as well as the SMI provider, help the member resolve the delinquency. Because of the credit enhancements in the program, we continue to accrue interest on mortgage loans that are 90 days or more past due.

The following table presents mortgage loan delinquencies as of March 31, 2005, and December 31, 2004.

Mortgage Loan Delinquencies	March 31, 2005	December 31, 2004
(in thousands, except percentage data)
30—59 days	$149,558	$170,928
60—89 days	30,950	39,567
90 days or more	63,593	68,523

Total	$244,101	$279,018
Loans past due 90 days or more and still accruing interest	63,593	68,523
Delinquencies as a percent of total mortgage loans outstanding	2.42%	2.67%

We have never experienced a credit loss nor has our SMI carrier ever experienced a loss claim on a mortgage loan purchased under the MPP. In certain instances, we require our members to repurchase mortgage loans. These instances include failure of a member to comply with MPP requirements, breach of representations and warranties made by a member, non-compliance with final documentation, and servicing errors. The following table summarizes the number and par value of mortgage loans repurchased in the first quarter of 2005 and during 2004.

Mortgage Loan Repurchases	For the Three Months Ended March 31, 2005	For the Year Ended December 31, 2004
(dollars in thousands)
Number of mortgage loans repurchased	18	108
Par value of mortgage loans repurchased	$2,587	$14,597

Based on our analysis of the mortgage loan portfolio, we have determined that the credit enhancement provided by the members, including the LRA and SMI, is sufficient to absorb inherent credit losses and that an allowance for credit loss is unnecessary. We had no mortgage loans on nonaccrual status as of March 31, 2005, and December 31, 2004.

Condensed Notes to Financial Statements—(Continued)

Mortgage loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. As of March 31, 2005, and December 31, 2004, we had no investments in impaired mortgage loans.

The estimated fair value of the mortgage loans held for portfolio as of March 31, 2005, and December 31, 2004, is reported in Note 13.

NOTE 7

DEPOSITS

We offer demand and overnight deposits for members and qualifying non-members. In addition, we offer short-term deposit programs to members. The average interest rates paid on average deposits during the three months ended March 31, 2005 and 2004, were 2.37% and 0.90%.

The following table summarizes the amount and weighted average interest rate of our interest-bearing deposits by term of maturity as of March 31, 2005, and December 31, 2004.

	March 31, 2005		December 31, 2004
Term to Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
Overnight and demand	$739,685	2.71	$867,149	2.09
One to three months	94,007	2.62	131,293	2.15
Three to six months	8,500	2.83	6,525	1.99
Six to 12 month	4,100	2.81	2,775	2.21
Thereafter			5,552	1.97

Subtotal	846,292	2.70	1,013,294	2.10
Non-interest bearing deposits	58		20

Total	$846,350		$1,013,314

NOTE 8

CONSOLIDATED OBLIGATIONS

Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated obligation bonds and discount notes. Consolidated obligation bonds are issued primarily to raise intermediate- and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated obligation discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

The FHLBanks issue consolidated obligations through the Office of Finance as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, we separately track and record as a liability our specific portion of consolidated obligations for which we are the primary obligor. Since we know the amount of consolidated obligations issued on our behalf, we have the ability to structure hedging instruments to match our specific debt. The hedge transactions may be executed on or after the issuance of consolidated obligations and are accounted for in accordance with the guidance of SFAS 133.

Condensed Notes to Financial Statements—(Continued)

Typically, our consolidated obligation bonds are obtained through a daily auction process. At times, however, rather than auctioning new debt on which we are primarily liable, we may negotiate with another FHLBank to transfer their existing debt to us. For example, we may negotiate a transfer of debt when the yields on the transferred debt are more favorable than we could obtain through the daily auction process, or when we require additional funding after our access to the daily auction process has closed. In such instances, we negotiate a transfer price directly with the transferring FHLBank. At settlement, we assume the payment obligations on the transferred debt and receive a cash payment equal to the net settlement value of par, discount or premium, and accrued interest, and notify the Office of Finance of a change in primary obligor for the transferred debt.

Although we are primarily liable for the allocated portion of consolidated obligations issued on our behalf, we are also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all of the consolidated obligations of the FHLBank System. The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligations. Although it has never occurred, to the extent that an FHLBank would make a payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the other FHLBank. However, if the Finance Board determines that an FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro-rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine. No FHLBank has ever defaulted on a consolidated obligation, and the joint and several requirements have never been invoked.

The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were approximately $872.7 billion and $869.2 billion as of March 31, 2005, and December 31, 2004. The par amounts of the FHLBanks’ outstanding consolidated obligations net of interbank holdings were $863.9 billion and $860.4 billion as of March 31, 2005, and December 31, 2004.

• General Terms • Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest-rate resets, including the London Interbank Offered Rate, or LIBOR, Constant Maturity Treasury, 11th District Cost of Funds, and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such consolidated obligations are issued, we typically enter into interest-rate exchange agreements containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.

These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:

•	Optional Principal Redemption Bonds, or callable bonds, may be redeemed by us, in whole or in part, at our discretion, on predetermined call dates, according to terms of bond offerings; and

•	Putable Bonds may be redeemed, in whole or in part, by the bondholder, at its discretion, on predetermined put dates, according to the terms of the bond offering.

With respect to interest payments, consolidated obligation bonds may also have the following terms:

•	Step-up Bonds generally pay interest at increasing fixed rates for specified intervals over the life of the bond. These bonds generally contain provisions enabling us to call bonds at our option on the step-up dates.

Condensed Notes to Financial Statements—(Continued)

• Redemption Terms • The following table summarizes our participation in consolidated obligation bonds outstanding, by term to maturity, as of March 31, 2005, and December 31, 2004.

	March 31, 2005		December 31, 2004
Term to Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
(dollars in thousands)
Due in one year or less	$10,555,100	2.52	$10,230,295	2.48
Due after one year through two years	7,232,100	3.64	7,667,100	3.32
Due after two years through three years	4,353,625	4.03	5,351,125	4.26
Due after three years through four years	4,614,050	3.87	4,519,550	3.67
Due after four years through five years	2,507,500	4.59	2,833,500	4.63
Thereafter	10,466,500	5.25	10,799,300	5.30

Total par value	39,728,875	3.89	41,400,870	3.88
Premiums	57,859		65,442
Discounts	(74,911)		(81,052)
Derivative hedging adjustments	(152,665)		(80,521)

Total	$39,559,158		$41,304,739

The figures in the table above include consolidated obligation bonds obtained through transfers from other FHLBanks of $1.3 billion of par value and $32.0 million of associated bond discount as of March 31, 2005, and December 31, 2004. In general, we acquired the transferred debt at spreads between zero and seven basis points below the costs we would have incurred to have new debt issued on our behalf at the time of the debt transfer transaction. We believe that the transfer price paid by the transferring FHLBank takes into account its related costs, including any hedge termination fees that it may incur. We do not receive any additional amounts relating to hedge termination fees. In addition, it has not been our practice to assume any associated interest-rate exchange agreements in conjunction with our consolidated obligation bond transfers.

The following table summarizes the par value of consolidated obligations obtained through transfer by primary obligor as of March 31, 2005, and December 31, 2004.

Transfers by Primary Obligor	March 31, 2005	December 31, 2004
(in thousands)
FHLBank Chicago	$1,343,000,000	$1,343,000,000

Consolidated obligation bonds outstanding as of March 31, 2005, and December 31, 2004, include callable bonds totaling $17.0 billion and $17.1 billion. We use fixed-rate callable debt to finance mortgage loans held for portfolio (see Note 6), and held-to-maturity investments (see Note 4). Simultaneous with such a debt issue, we may also enter into an interest-rate exchange agreement (in which we pay variable and receive fixed cash flows) with a call feature that mirrors the option embedded in the debt (e.g., a sold callable swap). The combined sold callable swap and callable debt allows us to provide members with economically priced, variable-rate funding.

The following table summarizes the par value of consolidated obligation bonds outstanding by callable and putable terms as of March 31, 2005, and December 31, 2004.

Consolidated Obligation Bonds	March 31, 2005	December 31, 2004
(in thousands)
Non-callable or non-putable	$22,227,125	$23,795,320
Callable	16,951,750	17,055,550
Putable	550,000	550,000

Total	$39,728,875	$41,400,870

Condensed Notes to Financial Statements—(Continued)

The following table summarizes the par value of consolidated obligation bonds outstanding by term to maturity or next call date as of March 31, 2005, and December 31, 2004.

Term to Maturity or Next Call Date	March 31, 2005	December 31, 2004
(in thousands)
Due in one year or less	$23,144,850	$23,147,845
Due after one year through two years	5,317,100	5,893,100
Due after two years through three years	2,786,625	3,619,125
Due after three years through four years	2,286,500	2,142,000
Due after four years through five years	1,395,500	1,680,500
Thereafter	4,798,300	4,918,300

Total	$39,728,875	$41,400,870

• Interest-Rate Payment Terms • As of March 31, 2005, and December 31, 2004, the par value of our consolidated obligation bonds consisted of bonds with fixed-rate interest payment terms totaling $39.7 billion and $41.4 billion.

• Consolidated Obligation Discount Notes • The following table summarizes our participation in consolidated obligation discount notes, all of which had original maturities of less than one year and which are redeemed at par value at maturity, as of March 31, 2005, and December 31, 2004.

Consolidated Obligation Discount Notes	March 31, 2005	December 31, 2004
(in thousands, except interest rate data)
Book value	$3,736,059	$2,801,458
Par value	3,745,909	2,807,984
Weighted-average interest rate	2.63%	1.65%

The FHLBank Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion. The Secretary of the Treasury determines the terms, conditions, and interest rates. There were no such purchases by the U.S. Treasury during the three-month periods ended March 31, 2005, and the year ended December 31, 2004.

NOTE 9

CAPITAL

• Statutory Capital Requirements • We are subject to three statutory capital requirements. As of March 31, 2005, and December 31, 2004, we were in compliance with these statutory capital requirements. These requirements are as follows:

First, we are required to hold permanent capital equal to the sum of our credit-risk requirement, market-risk requirement, and operations-risk requirement, calculated in accordance with Finance Board regulations. Permanent capital is defined as retained earnings and Class B stock. For regulatory purposes, mandatorily redeemable Class B stock, discussed further below, is considered capital. The Finance Board has the authority to require us to maintain a greater amount of permanent capital than is required by the risk-based capital requirement, as defined, but has not done so.

Condensed Notes to Financial Statements—(Continued)

The following table summarizes our permanent capital and risk-based capital requirements as of March 31, 2005, and December 31, 2004.

Permanent Capital and Risk-Based Capital Requirements	March 31, 2005	December 31, 2004
(in thousands)
Permanent Capital
Class B(1) stock	$1,889,160	$1,972,594
Class B(2) stock	133,843	54,233
Mandatorily redeemable Class B stock	77,467	64,139
Retained earnings	79,315	75,296

Total	$2,179,785	$2,166,262

Risk-Based Capital Requirement
Credit risk	$186,029	$193,091
Market risk	184,636	262,821
Operations risk	111,200	136,773

Total	$481,865	$592,685

Second, the GLB Act imposes a 5% minimum leverage ratio based on total capital, which includes a 1.5 weighting factor applicable to permanent capital. A minimum leverage ratio, which is defined as total permanent capital (with permanent capital multiplied by 1.5) divided by total assets, is intended to ensure that we maintain a sufficient amount of capital to service our debt. The leverage ratio measures the degree to which we use debt. Leverage ratios at or near the 5% minimum would indicate that we have reached our maximum capacity to fund operations through the issuance of additional debt. Leverage ratios that exceed the 5% minimum indicate that we have additional capacity to fund operations through the issuance of debt on our behalf.

The following table summarizes our leverage ratios as of March 31, 2005, and December 31, 2004.

Leverage Ratios	March 31, 2005	December 31, 2004
(in thousands, except ratio data)
Minimum leverage capital (5% of total assets)	$2,404,272	$2,404,301
Leverage capital (includes 1.5 weighting factor applicable to permanent capital)	3,269,678	3,249,393
Leverage ratio (leverage capital as a percentage of total assets)	6.80%	6.76%

Third, the GLB Act imposes a 4% minimum capital ratio, defined as total capital divided by total assets. We use the capital ratio measure to monitor our operations. Capital ratios at or near the 4% minimum would indicate that we have fully utilized our capital resources to run our operations, and capital ratios that exceed the 4% minimum indicate that we have additional capacity to grow our asset base to increase our earnings capacity.

The following table summarizes our capital ratios as of March 31, 2005, and December 31, 2004.

Capital Ratios	March 31, 2005	December 31, 2004
(in thousands, except ratio data)
Minimum capital (4.15% of total assets)	$1,995,545	$1,995,570
Capital ratio (permanent capital as a percentage of total assets)	4.53%	4.50%

Under the three-year plan, we must maintain a higher minimum regulatory capital ratio of 4.25% until MPP asset balances have been reduced and the transition to an advances-focused bank has been completed, at which time the minimum equity-to-assets ratio will be reset to 4.15%.

Condensed Notes to Financial Statements—(Continued)

• Dividends and Stock Repurchase Restrictions • During the first quarter of 2005, we paid dividends, based on fourth quarter 2004 results, of $8.4 million to Class B(1) stockholders and $187,000 to Class B(2) stockholders, compared to $22.1 million and $273,000 for the same period in 2004.

On May 18, 2005, the Finance Board accepted our three-year plan, subject to our adoption of certain dividend and stock repurchase restrictions. To meet the Finance Board condition, our Board of Directors adopted resolutions on May 18, 2005 (1) suspending dividends on all classes of Class B stock indefinitely and providing that any future dividend or payment generally be made only after prior approval of the OS Director, and (2) suspending repurchases of Class B stock indefinitely, except that a limited amount of Class B(2) stock repurchases may be made after prior approval of the OS Director. These policies will be in effect until formally revoked by our Board of Directors following approval of the OS Director. We do not expect to obtain waivers from the Finance Board for the repurchase of the Class B(2) stock for the foreseeable future. Our Board of Directors will not be seeking a waiver to declare dividends for the second quarter of 2005 or for the foreseeable future. Also for the foreseeable future, we do not expect to repurchase shares of capital stock prior to the end of the statutory five-year redemption period.

• Mandatorily Redeemable Class B Stock • We reclassify the Class B stock subject to redemption, from equity to a liability, once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership. This reclassification is made at fair value. Dividends declared on member shares classified as a liability are accrued at the expected dividend rate and reflected as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments will be reflected as financing cash out flows in the Statements of Cash Flows once settled. See also “Background Information— Finance Board Agreement; Three-Year Business and Capital Management Plan,” before Note 1 for discussion of restrictions regarding our repurchase of Class B stock.

As of March 31, 2005, and December 31, 2004, we had $77.5 million and $64.1 million in Class B stock subject to mandatory redemption by 12 and 16 members or former members. This amount has been classified as “mandatorily redeemable Class B stock” in the Statements of Condition.

The Finance Board has confirmed that the accounting treatment for mandatorily redeemable stock will not affect the definition of total capital for purposes of determining our compliance with regulatory capital requirements, calculating our mortgage securities investment authority (300% of total capital), calculating our unsecured credit exposure to other GSEs (100% of total capital), or calculating our unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

The following table summarizes the amount of mandatorily redeemable Class B stock, by contractual year of redemption, as of March 31, 2005, and December 31, 2004.

Contractual Year of Redemption	March 31, 2005	December 31, 2004
(in thousands)
Due in one year or less	$3,089	$561
Due after one year through two years
Due after two years through three years
Due after three years through four years
Due after four years through five years	74,378	63,578

Total	$77,467	$64,139

Condensed Notes to Financial Statements—(Continued)

The following table summarizes our activity relating to mandatorily redeemable Class B stock for the three months ended March 31, 2005, and the year ended December 31, 2004.

Mandatorily Redeemable Class B Stock Activity	March 31, 2005	December 31, 2004
(in thousands)
Balance, beginning of period	$64,139	$
Class B stock subject to mandatory redemption reclassified from equity during the period	475,327		530,223
Class B stock previously subject to mandatory redemption reclassified to equity during the period	(455,523)
Repurchase of mandatorily redeemable Class B stock	(6,098)		(466,462)
Net estimated dividend	(378)		378

Balance, end of period	$77,467		$64,139

• Membership • The GLB Act made membership in the Seattle Bank voluntary. Members that withdraw from membership must wait five years from the divesture date for all Class B stock that is held as a condition of membership, as that requirement is set out in our capital plan, unless the institution has cancelled its notice of withdrawal prior to that date, before being readmitted to membership in any FHLBank.

Two members held Class B stock totaling 40.0% and 33.3% of our total outstanding Class B stock and mandatorily redeemable Class B stock as of March 31, 2005, and December 31, 2004, and both of these members held more than 10% of our outstanding Class B stock and mandatorily redeemable Class B stock as of March 31, 2005, and December 31, 2004. See Note 14 for additional information. No other member held more than 10% of our outstanding Class B stock and mandatorily redeemable Class B stock as of these dates.

NOTE 10

EMPLOYEE RETIREMENT PLANS

In addition to our defined-benefit and defined-contribution plans described in Notes to Financial Statements for Years Ended December 31, 2004 and 2003, we maintain two non-qualified deferred compensation plans (i.e., a defined contribution plan and a defined benefits plan), available to certain highly compensated employees, which are funded supplemental retirement plans.

The supplemental defined contribution plan liability consists of deferred compensation and accrued earnings on the deferrals. Our minimum obligation on the supplemental defined contribution retirement plan as of March 31, 2005, and December 31, 2004, was $800,000 and $1.6 million. Our liability for the supplemental defined benefits retirement plan consists of the actuarial present value of benefits for the participants, accumulated compensation deferrals, and accrued earnings on the deferrals. Our minimum obligation on the supplemental defined benefits retirement plan as of March 31, 2005, and December 31, 2004, was $1.4 million and $2.1 million. For the three months ended March 31, 2005, we recorded a net gain of $310,000 on the supplemental defined benefits retirement plan, compared to an expense of $189,000 for the same period in 2004. The primary factor causing the gain in the supplemental defined benefits retirement plan expense for the three months ended March 31, 2005 was a curtailment gain of $391,000 due to a reduction in personnel that reduced the number of participants in this plan.

Condensed Notes to Financial Statements—(Continued)

NOTE 11

SEGMENT INFORMATION

We have historically offered products and services through two operating segments: traditional member finance and the MPP. We expect to continue to report MPP as a separate segment until such time as we no longer review the operating results from MPP to make decisions about resources to be allocated to what is now considered a segment. An outline of the strategy to exit the MPP was included as part of the three-year plan that was accepted by the Finance Board on May 18, 2005.

Our traditional member finance activities include making advances, providing letters of credit, and accepting deposits, as well as providing securities safekeeping, and other fee-based services. We also include in this segment investments in financial instruments that are used for liquidity and to generate income on member capital. In addition, the traditional member finance segment includes derivative instruments used as economic hedges to manage our overall interest-rate risk. Through our MPP, we have purchased mortgage loans directly from participating members.

Each segment includes the debt funding and derivative instruments either specifically associated with or allocated to the segment’s assets, as well as other income such as service or pair-off fees. Operating expenses identified to a specific segment, such as salaries and benefits, hardware and software licensing and service fees, and other contractual services, are included in each segment. Operating expenses that are not directly associated with each segment are allocated based on its relative percentage of specifically identified operating expenses to total specifically identified operating expenses. Finally, each operating segment shares in our AHP and REFCORP assessments based on its relative percentage of income before assessments.

During the third quarter of 2004, we refined our method of allocating net interest income and other expenses between the traditional member finance and MPP segments to more accurately reflect the results associated with each operating segment. This refinement included a reallocation of short-term investments and debt to reflect the impact of mortgage loan paydowns to the MPP segment and an allocation of operating expenses not specifically identified to each segment. The first quarter 2004 amounts have been reclassified to conform to this new method of allocation.

As part of the three-year plan, we have begun exiting the MPP, which will lower our overall interest-rate risk profile and reduce our operating cost structure, including costs associated with managing risks related to our mortgage loans held for portfolio.

Condensed Notes to Financial Statements—(Continued)

The following table summarizes our condensed statements of income by operating segment for the three months ended March 31, 2005 and 2004.

For the Three Months Ended March 31,	2005	2004
(in thousands)
Traditional Member Finance
Interest income	$310,685	$268,408
Interest expense	289,694	236,676

Net interest income	20,991	31,732
Other income (loss)	(318)	(3,714)
Other expense	(10,942)	(7,128)

Income before assessments	9,731	20,890
Assessments	(2,561)	(5,542)

Net income	$7,170	$15,348

Mortgage Purchase Program
Interest income	$139,222	$138,085
Interest expense	124,410	125,433

Net interest income	14,812	12,652
Other income (loss)	(2,544)	1,363
Other expense	(5,275)	(3,636)

Income before assessments	6,993	10,379
Assessments	(1,894)	(2,754)

Net income	$5,099	$7,625

Total
Interest income	$449,907	$406,493
Interest expense	414,104	362,109

Net interest income	35,803	44,384
Other income (loss)	(2,862)	(2,351)
Other expense	(16,217)	(10,764)

Income before assessments	16,724	31,269
Assessments	(4,455)	(8,296)

Net income	$12,269	$22,973

The following table summarizes our total assets by operating segment as of March 31, 2005, and December 31, 2004.

Total Assets by Operating Segment	March 31, 2005	December 31, 2004
(in thousands)
Traditional Member Finance	$36,039,546	$36,151,479
Mortgage Purchase Program	12,045,886	11,934,544

Total	$48,085,432	$48,086,023

Condensed Notes to Financial Statements—(Continued)

NOTE 12

DERIVATIVES AND HEDGING ACTIVITIES

We may enter into interest-rate swaps (including callable and putable swaps), swaptions, interest-rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively referred to as derivatives or interest-rate exchange agreements) to manage our exposure to changes in interest rates.

We may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. We use derivatives in several ways: by designating them as a fair value hedge of an underlying financial instrument, by acting as an intermediary, or in managing our assets and liabilities (i.e., an economic hedge). For example, we use derivatives in our overall interest-rate risk management to adjust the interest-rate sensitivity of consolidated obligations to approximate more closely the interest-rate sensitivity of assets (e.g., advances, investments, and mortgage loans held for portfolio), and/or to adjust the interest-rate sensitivity of advances, investments, or mortgage loans held for portfolio to approximate more closely the interest-rate sensitivity of liabilities.

In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, we also use derivatives as follows: (1) to manage embedded options in assets and liabilities, (2) to hedge the market value of existing assets and liabilities, (3) to hedge the duration risk of prepayable instruments, (4) to offset other derivatives executed with members (when we serve as an intermediary), and (5) to reduce funding costs.

An economic hedge is defined as a derivative hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under our risk management program. An economic hedge by definition introduces the potential for earnings variability caused by the changes in fair value on the derivatives that are recorded in our earnings but not offset by corresponding changes in the value of the economically hedged assets, liabilities, or firm commitments.

Consistent with Finance Board regulation, we have entered into derivatives only to reduce the interest-rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve our risk management objectives, and to act as an intermediary between our members and counterparties. We use derivatives when they are considered the most cost-effective alternative to achieve our financial and risk management objectives. Accordingly, we may enter into derivatives that do not necessarily qualify for hedge accounting (i.e., economic hedges). As a result, we recognize only the change in fair value of these derivatives in other income as net realized and unrealized gain (loss) on derivatives and hedging activities with no offsetting fair value adjustments for the asset, liability, or firm commitment.

For the three months ended March 31, 2005 and 2004, we recorded $2.5 million and $13.9 million in net realized and unrealized loss on derivatives and hedging activities in other income. The following table summarizes our net realized and unrealized loss on derivatives and hedging activities for the three months ended March 31, 2005 and 2004.

For the Three Months Ended March 31,	2005	2004
(in thousands)
Net realized and unrealized loss related to fair value hedge ineffectiveness	$(870)	$(3)
Net realized and unrealized loss on economic hedges	(1,592)	(13,907)

Net realized and unrealized loss on derivatives and hedging activities	$(2,462)	$(13,910)

We had no cash flow hedges during the three months ended March 31, 2005 and 2004.

Condensed Notes to Financial Statements—(Continued)

The following table summarizes the outstanding notional balances and estimated fair values of the derivatives outstanding as of March 31, 2005, and December 31, 2004.

	March 31, 2005		December 31, 2004
Term to Maturity	Notional	Estimated Fair Value	Notional	Estimated Fair Value
(in thousands)
Interest-rate swaps
Fair value	$12,248,557	$(208,962)	$12,450,852	$(227,062)
Economic	1,312,800	(49,883)	1,056,800	(52,636)
Interest-rate swaptions
Economic	4,230,000	13,640	1,450,000	165
Interest-rate caps/floor
Economic	730,000	1,251	730,000	1,934
Interest-rate futures/forwards
Economic			112,000	(162)
Mortgage delivery commitments
Economic	4,958	(23)	39,609	67

Total	$18,526,315	$(243,977)	$15,839,261	$(277,694)

Accrued interest		23,597		27,373

Net derivative balances		$(220,380)		$(250,321)

Derivative balances
Assets		$15,787		$24,477
Liabilities		(236,167)		(274,798)

Net derivative balances		$(220,380)		$(250,321)

• Intermediation • To assist our members in meeting their hedging needs, we may act as an intermediary between members and counterparties by entering into offsetting interest-rate exchange agreements. The notional amounts and settlement, interest payment, and maturity dates are identical in the offsetting interest-rate exchange agreements. Although we discontinued offering member swaps as a standard product in mid-2004, we will continue to maintain the existing transactions through maturity. The derivatives used in intermediary swaps do not qualify for hedge accounting treatment, and the fair value adjustments are recorded separately through current period earnings. The net result of the accounting for these derivatives does not significantly affect our operating results. These amounts are recorded in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

Condensed Notes to Financial Statements—(Continued)

The following table summarizes the notional amounts of member intermediary swap transactions as of March 31, 2005, and December 31, 2004, and gains (losses) on member intermediary swap transactions for the three months ended March 31, 2005, and the year ended December 31, 2004.

Member Intermediary Swap Transactions	As of March 31, 2005	As of December 31, 2004
(in thousands)
Notional Amount
Member swaps *	$460,500	$560,500
Offsetting counterparty swaps *	60,500	60,500

Total notional amount	$521,000	$621,000

	For the Three Months Ended March 31, 2005	For the Year Ended December 31, 2004
Gain (Loss)
Member swaps	$268	$495
Offsetting counterparty swaps	(284)	(572)

Total gain (loss)	$(16)	$(77)

*	As of March 31, 2005, and December 31, 2004, the notional amounts are not equal because two member swaps, each with a notional amount of $200 million as of March 31, 2005, and $250 million as of December 31, 2004, had offsetting terms.

We may enter into interest-rate exchange agreements to offset the economic effect of other derivatives that are no longer designated in a hedge transaction of one or more advances, investments, or consolidated obligations. In these intermediary transactions, maturity dates, call dates, and fixed interest rates match, as do the notional amounts on the de-designated portion of the interest-rate exchange agreement and the intermediary derivative.

The following table summarizes the notional amounts of intermediary swap transactions to offset derivatives that are no longer designated in a hedge transaction as of March 31, 2005, and December 31, 2004 and gains (losses) on intermediary swap transactions to offset derivatives that are no longer designated in a hedge transaction for the three months ended March 31, 2005, and for the year ended December 31, 2004.

Intermediary Swap Transactions	As of March 31, 2005	As of December 31, 2004
(in thousands)
Notional Amount
Dedesignated swaps	$296,000	$118,000
Offsetting counterparty swaps	295,800	117,800

Total notional amount	$591,800	$235,800

	For the Three Months Ended March 31, 2005	For the Year Ended December 31, 2004
Gain (Loss)
Dedesignated swaps	$(7,294)	$1,059
Offsetting counterparty swaps	7,298	(1,056)

Total gain (loss)	$4	$3

Condensed Notes to Financial Statements—(Continued)

NOTE 13

ESTIMATED FAIR VALUE

We have determined the following estimated fair value amounts using available market information and our best judgment of appropriate valuation methods. These estimates are based on pertinent information available to us as of March 31, 2005, and December 31, 2004. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of our financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions.

The following fair value summary tables do not represent an estimate of the overall market value of the Seattle Bank as a going concern, which would take into account, among other factors, future business opportunities. The carrying value and estimated fair values of our financial instruments as of March 31, 2005, and December 31, 2004, were as follows.

As of March 31, 2005	Carrying Value	Net Unrealized Gain (Loss)		Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$4,291	$		$4,291
Interest-bearing deposits	221,390		(112)	221,278
Federal funds sold	1,596,000		(478)	1,595,522
Trading securities	257,820			257,820
Held-to-maturity securities	19,136,803		(249,621)	18,887,182
Advances	16,553,329		59,427	16,612,756
Mortgage loans held for portfolio	10,070,253		(117,443)	9,952,810
Accrued interest receivable	198,996			198,996
Derivative assets	15,787			15,787
Other assets	19,444			19,444

Liabilities
Deposits	(846,350)		45	(846,305)
Securities sold under agreements to repurchase	(1,048,819)			(1,048,819)
Consolidated obligations:
Discount notes	(3,736,059)		2,106	(3,733,953)
Bonds	(39,559,158)		1,528	(39,557,630)
Mandatorily redeemable Class B stock	(77,467)			(77,467)
Accrued interest payable	(408,901)			(408,901)
Derivative liabilities	(236,167)			(236,167)
Other liabilities	(24,655)			(24,655)

Other
Commitments to extend credit for advances	1,009			1,009
Commitments to extend credit for mortgage loans held for portfolio	(23)			(23)
Commitments to issue consolidated obligation bonds			32	32
Commitments to issue consolidated obligation discount notes			(548)	(548)

Condensed Notes to Financial Statements—(Continued)

As of December 31, 2004	Carrying Value	Net Unrealized Gain (Loss)		Estimated Fair Value
(in thousands)
Assets
Cash and due from banks	$4,562	$		$4,562
Interest-bearing deposits	200,000		(337)	199,663
Federal funds sold	1,679,500		(1,080)	1,678,420
Trading securities	255,680			255,680
Held-to-maturity securities	20,287,852		(48,077)	20,239,775
Advances	14,897,099		141,140	15,038,239
Mortgage loans held for portfolio	10,445,876		25,775	10,471,651
Accrued interest receivable	261,806			261,806
Derivative assets	24,477			24,477
Other assets	19,203			19,203

Liabilities
Deposits	(1,013,314)		46	(1,013,268)
Securities sold under agreements to repurchase	(79,300)			(79,300)
Consolidated obligations:
Discount notes	(2,801,458)		1,862	(2,799,596)
Bonds	(41,304,739)		(376,641)	(41,681,380)
Mandatorily redeemable Class B stock	(64,139)			(64,139)
Accrued interest payable	(375,682)			(375,682)
Derivative liabilities	(274,798)			(274,798)
Other liabilities	(22,609)			(22,609)

Other
Commitments to extend credit for advances	976			976
Commitments to extend credit for mortgage loans held for portfolio	67			67
Commitments to issue consolidated obligation bonds			(1,236)	(1,236)
Commitments to issue consolidated obligation discount notes			(21)	(21)

NOTE 14

TRANSACTIONS WITH MEMBERS AND OTHER FHLBANKS

• Transactions with Members • We are a cooperative whose member institutions own our Class B stock and may receive dividends on their investments in our stock. In addition, certain former members that have outstanding transactions with us, such as advances, are also required to maintain their investment in our Class B stock until the transactions mature or are paid off and the capital stock is redeemed. Virtually all our advances are issued to members, and all mortgage loans held for portfolio are purchased from members. We also maintain demand deposit accounts for members, primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. All transactions with members are entered into in the normal course of business. In instances where a member also has an officer who is a director of the Seattle Bank, transactions with such a member are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as other similar transactions, although the Board of Directors has imposed certain restrictions on the repurchase of stock held by members who have officers on our board. For purposes of these financial statements, we define related parties as those members with Class B stock outstanding in excess of 10% of our total outstanding Class B stock and mandatorily redeemable Class B stock.

Condensed Notes to Financial Statements—(Continued)

In addition, we have investments in federal funds sold, interest-bearing deposits, and mortgage-backed securities with members or their affiliates. All investments are transacted at market prices and mortgage-backed securities are purchased through securities brokers or dealers. In addition, in the past we have entered into offsetting interest-rate exchange agreements, acting as an intermediary between offsetting derivative transactions with members and other counterparties, although we discontinued offering this service as a standard product in mid-2004. These transactions were also executed at market rates.

For member concentration associated with: (1) advances, see Note 5, (2) mortgage loans held for portfolio, see Note 6, and (3) capital stock, see Note 9. For concentrations of investments in mortgage-backed securities issued by members and affiliates of our members, see Note 4.

The following tables set forth information at the dates and for the periods indicated with respect to our transactions with members and their affiliates and former members and their affiliates with outstanding transactions.

	March 31, 2005	December 31, 2004
(In thousands)
Assets
Federal funds sold	$50,000	$30,000
Held-to-maturity securities	1,597,798	1,689,816
Advances *	16,481,401	14,819,983
Mortgage loans held for portfolio	10,069,954	10,445,577
Accrued interest receivable	104,348	107,474
Derivative assets	413	657

Total Assets	$28,303,914	$27,093,507

Liabilities
Deposits	835,106	997,328
Mandatorily redeemable Class B stock	77,467	64,139
Derivative liabilities	13,699	14,126

Total liabilities	$926,272	$1,075,593

Other
Notional amount of derivatives	$2,395,400	$2,040,400
Letters of credit	132,512	129,887

*	Includes the effect of associated derivatives with members or their affiliates

Condensed Notes to Financial Statements—(Continued)

For the Three Months Ended March 31,	2005	2004
(In thousands)
Interest Income
Advances*	$144,311	$135,432
Prepayment fees on advances	1,663	39
Interest-bearing deposits		286
Federal funds sold	694	49
Held-to-maturity securities	18,558	14,102
Mortgage loans held for portfolio	133,036	140,269

Total interest income	298,262	290,177

Interest Expense
Deposits	4,784	2,450
Consolidated obligations*	538	3,079
Mandatorily redeemable Class B stock	(3)

Total interest expense	5,319	5,529

Net Interest Income	$292,943	$284,648
Other Income (Loss)
Service fees	520	593
Net realized and unrealized loss on derivatives and hedging activities	(1,836)	2,160

Total other income (loss)	$(1,316)	$2,753

*	Includes the effect of associated derivatives with members or their affiliates.

• Transactions with Certain Members • The following tables set forth information at the dates and for the periods indicated with respect to transactions with (1) members and former members holding more than 10% of the outstanding shares of the bank’s capital stock at each respective period end, (2) members or former members with a representative serving on the bank’s Board of Directors at any time during the year ended on the respective dates or during the respective periods, and (3) affiliates of the foregoing members or former members.

	March 31, 2005	December 31, 2004
(In thousands)
Assets
Held-to-maturity securities	$332,983	$348,888
Advances	9,161,095	7,740,971
Mortgage loans held for portfolio	8,802,525	9,189,586
Accrued interest receivable	70,217	74,401
Derivative assets	14	24

Total Assets	$18,366,834	$17,353,870

Liabilities
Deposits	14,670	29,392
Derivative liabilities	3,891	7,084

Total liabilities	$18,561	$36,476

Other
Notional amount of derivatives	$1,189,900	$849,900
Letters of credit	12,575	13,242

Condensed Notes to Financial Statements—(Continued)

	For the Three Months Ended March 31,
	2005	2004
(In thousands)
Interest Income
Advances*	$77,800	$77,331
Prepayment fees on advances	1,365
Federal funds sold	473	27
Held-to-maturity securities	3,492	4,336
Mortgage loans held for portfolio	116,134	122,865

Total interest income	199,264	204,559

Interest Expense
Deposits	127	75
Consolidated obligations*	1	297

Total interest expense	128	372

Net Interest Income	199,136	204,187
Other Income (Loss)
Net realized and unrealized loss on derivatives and hedging activities	2,400	(1,088)

Total other loss	$2,400	$(1,088)

*	Includes the effect of associated derivatives with members or their affiliates.

• Transactions with Other FHLBanks • Our transactions with other FHLBanks are identified on the face of our financial statements. For additional information on our investments in other FHLBanks’ consolidated obligation bonds, see Note 4. For debt transfers from other FHLBanks, see Note 8.

NOTE 15

SUBSEQUENT EVENTS

• October 2004 Stock Repurchases • In October 2004, we repurchased $107.7 million of Class B(1) stock and $229.5 million of Class B(2) stock. Of these repurchases, $81.6 million of Class B(1) stock was repurchased from two members, Bank of Hawaii and Washington Federal Savings, and all of the Class B(2) stock was repurchased from a third member, Washington Mutual Bank. Of the Washington Federal Savings repurchases, approximately $8.2 million was repurchased pursuant to a standing Class B(1) stock repurchase order that had been in effect since March 2004. Each of these three institutions had executives serving on our Board of Directors. Following the practices then in effect, employees of the Seattle Bank responsible for processing redemption requests reviewed our capital requirements and determined that repurchasing Class B(1) stock and Class B(2) stock in these amounts would not affect our compliance with our minimum capital requirements. Based on this determination, we processed these redemption requests, and we repurchased the stock from the members.

In mid-November 2004, the Seattle Bank commenced discussions with the Office of Supervision of the Finance Board regarding the content of the written agreement that was announced in December 2004. In order to avoid any appearance of impropriety regarding any request for redemption of stock by a member institution with an executive who serves as a director of the Seattle Bank, the Board of Directors adopted a policy requiring each director affiliated with a member institution to ensure that his affiliated member institution refrain from making any redemption request regarding the Seattle Bank’s stock until the content of the Finance Board agreement was publicly disclosed. Administrative staff at the Seattle Bank were also instructed to review all requests for

Condensed Notes to Financial Statements—(Continued)

redemption of the Seattle Bank’s stock from member institutions that were affiliated with directors and to notify the director regarding any redemption request from his affiliated institution before accepting the request.

In early December 2004, to support prudent capital management, our Board of Directors also decided to impose limits on member stock repurchases until the three-year business and capital management plan was accepted by the Finance Board. Under both the FHLBank Act and our capital plan, our stock is redeemable after a five-year notice period, but we may repurchase stock earlier, at our discretion, as long as we remain in compliance with any relevant Finance Board regulations or policies of the Board of Directors, including minimum capital requirements and internal minimum capital-to-assets ratios. Until December 2004, we generally voluntarily repurchased member stock within one month after receipt of a member’s redemption request. However, under the new stock repurchase policy, between early December 2004 and the acceptance of the three-year plan by the Finance Board on May 18, 2005, our Board of Directors’ repurchase policy provided that:

•	we would not repurchase any Class B(1) stock, and

•	we would repurchase Class B(2) stock solely at our discretion and only if our capital-to-assets ratio exceeded 4.40% after the repurchase. As of March 31, 2005, our capital-to-assets ratio was 4.53%, with the capacity to redeem $62.5 million in Class B(2) stock.

In mid-December 2004, following the Finance Board’s public announcement that it had entered into a written agreement with us, the Seattle Bank received a letter from a member bank: (1) requesting that the Board of Directors of the Seattle Bank consider reversing the repurchases of stock of member institutions with executives serving on the Board of Directors that occurred in October 2004, and (2) questioning whether the institutions requesting redemption possessed material nonpublic information about the Seattle Bank at the time they requested redemption. In response to the letter, the Board of Directors formed an independent review committee consisting of directors who were not affiliated with any member bank, who then retained independent counsel. The committee was authorized to review and investigate the circumstances surrounding the redemption requests and to make appropriate recommendations to the Board of Directors regarding whether the Seattle Bank should take any action with respect to the redemption requests and subsequent repurchases.

In February 2005, to avoid any appearance of impropriety regarding any request for redemption of stock by a member institution with an executive who serves as a director of the Seattle Bank, the Board of Directors again adopted a policy covering such redemption requests. The new policy required that, until the content of the three-year business and capital management plan was publicly announced or otherwise made available to member institutions, any request for redemption of stock by an institution with an executive who served as a director of the Seattle Bank would be submitted to the Board of Directors for consideration.

Prior to the March 31 and April 1, 2005 meetings of the Board of Directors, the independent review committee provided a report to the Board of Directors on its investigation of the circumstances surrounding the October 2004 redemption requests and its initial recommendations. At the meetings, the Board of Directors considered the independent review committee’s report, as well as information provided by the affected members, and then directed the independent review committee to consider additional facts, to conduct further analyses, and to report back to the Board of Directors.

The independent review committee then submitted a final report, which was considered by the Board of Directors at a special meeting on May 6, 2005. At that meeting, the Board of Directors found that, although the actions of two of the directors, Allan Landon, Chairman, President and Chief Executive Officer of Bank of Hawaii, and Roy Whitehead, Vice Chairman, President and Chief Executive Officer of Washington Federal Savings, were undertaken without a conscious motivation to harm anyone and with the intention of benefiting the Seattle Bank, there was the appearance of impropriety with respect to stock repurchase requests of $25.4 million in Class B(1) stock from Bank of Hawaii and $48.0 million in Class B(1) stock from Washington Federal

Condensed Notes to Financial Statements—(Continued)

Savings. This finding did not apply to the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order. In addition, the Board of Directors found that these directors failed to comply with a rule requiring the disclosure of conflicts of interest by a director by failing to make disclosure to the Board of Directors of their institutions’ planned redemptions. The Board of Directors further concluded that there was no wrongdoing, policy violation, or appearance of impropriety regarding the repurchase of Class B(2) stock from Washington Mutual Bank.

Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead informed the Seattle Bank that they disagree with the Board of Directors’ conclusions and have denied any wrongdoing in connection with the October 2004 redemption requests and repurchases. At the request of the Seattle Bank’s Board of Directors, and in complete settlement of the matter, Bank of Hawaii, Washington Federal Savings, Mr. Landon, and Mr. Whitehead entered into agreements with the Seattle Bank effective May 12, 2005, pursuant to which: (a) Bank of Hawaii and Washington Federal Savings agreed to restore the stock repurchased in October 2004 (reduced by $834,300 of Class B(1) stock purchased by Washington Federal Savings on April 29, 2005 and excluding the approximately $8.2 million of Class B(1) stock repurchased from Washington Federal Savings pursuant to its March 2004 standing order), and (b) Mr. Landon and Mr. Whitehead resigned as directors of the Seattle Bank. See “Item 7. Certain Relationships and Related Transactions.” On May 18, 2005, Bank of Hawaii and Washington Federal Savings restored the stock repurchased by the Seattle Bank in October 2004.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
3.1	Form of Organization Certificate of the Federal Home Loan Bank of Seattle (formerly the Federal Home Loan Bank of Spokane), adopted December 31, 1963.

3.2	Bylaws of the Federal Home Loan Bank of Seattle, adopted April 9, 2004.

4.1	Capital Plan of the Federal Home Loan Bank of Seattle, adopted March 5, 2002, as amended November 22, 2002, December 8, 2004, March 9, 2005 and June 8, 2005.

10.1	Written Agreement between the Federal Home Loan Bank of Seattle and the Federal Housing Finance Board, effective December 10, 2004.

10.2	Resignation and Release Agreement between the Federal Home Loan Bank of Seattle and Kelli L. Bono, effective November 30, 2004.

10.3	Employment Agreement between the Federal Home Loan Bank of Seattle and James R. Faulstich, dated as of February 14, 2005.

10.4	Resignation and Release Agreement between the Federal Home Loan Bank of Seattle and Norman B. Rice, effective March 15, 2005.

10.5	Separation and Release Agreement between the Federal Home Loan Bank of Seattle and Bruce Brooks, effective April 15, 2005.

10.6	Office Lease Agreement between the Federal Home Loan Bank of Seattle and Fifteen-O-One Fourth Avenue LP, as amended, dated as of July 15, 1991.

10.7	Retirement Fund Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective November 23, 1991.

10.8	Thrift Plan Benefit Equalization Plan of the Federal Home Loan Bank of Seattle, as amended, effective July 1, 1994.

10.9	Form of Advances, Security and Deposit Agreement.

10.10	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Allan Landon and Bank of Hawaii, dated as of May 12, 2005.

10.11	Settlement Agreement and Release among the Federal Home Loan Bank of Seattle, Roy M. Whitehead and Washington Federal Savings, dated as of May 12, 2005.

10.12	Employment Agreement between Federal Home Loan Bank of Seattle and James E. Gilleran dated as of May 31, 2005.

12.1	Computation of Ratio of Earnings to Fixed Charges.